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                                  APPLICATION,
                        NOTICE OF RETURN OF APPLICATION,
                   NOTICES OF SPECIAL SHAREHOLDERS' MEETINGS
                                      AND
                     JOINT MANAGEMENT INFORMATION CIRCULAR

                                RELATING TO THE

                              PLAN OF ARRANGEMENT
              PURSUANT TO THE BUSINESS CORPORATIONS ACT (ONTARIO)
                                   INVOLVING
                              CSA MANAGEMENT INC.
                                      AND
                                 GOLDCORP INC.

                               SEPTEMBER 29, 2000
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

September 29, 2000

TO:  All Shareholders of
     CSA MANAGEMENT INC. and GOLDCORP INC.

Dear Shareholders:

Goldcorp will soon be commencing commercial production of gold at the new Red Lake Mine, which will have one of the lowest operating costs per ounce of production of any gold mine in the world. The management of your companies believes that, while the existing capital and ownership structures of the companies have provided an opportunity for Goldcorp to develop this asset, now is the time for the natural evolution of those structures. Unbundling of the holding company structure and the multiple classes of shares in both CSA and Goldcorp should release significant value for all shareholder groups.

We are proposing that CSA and Goldcorp amalgamate, by means of a statutory plan of arrangement, to form a new Goldcorp with a single class of shares -- common shares. The common shares of new Goldcorp will be distributed to the shareholders of CSA and Goldcorp on the following basis:

-  2.10 New Goldcorp common shares for each CSA Class A non-voting share

-  6.00 New Goldcorp common shares for each CSA Class B share

- 1.00 New Goldcorp common share for each Goldcorp Class A subordinate voting share

-  1.25 New Goldcorp common shares for each Goldcorp Class B share

The proposed plan of arrangement has been reviewed by independent committees of the boards of directors of both CSA and Goldcorp, with each independent committee having been advised by independent legal and financial advisors.

Each financial advisor has prepared a valuation in accordance with applicable securities laws and provided an opinion that the transaction is fair, from a financial point of view, to the minority holders of each of the classes of shares of the respective companies.

Both independent committees have unanimously recommended that their respective boards of directors approve the transaction.

THE BOARDS OF DIRECTORS OF BOTH CSA AND GOLDCORP UNANIMOUSLY RECOMMEND THAT THEIR SHAREHOLDERS VOTE IN FAVOUR OF THE PROPOSED PLAN OF ARRANGEMENT.

Accompanying this letter is a Joint Information Circular that sets out full particulars of the proposed plan of arrangement, including the date, times and place of the shareholders' meetings called to consider the transaction. The shareholders' meetings will be held on Monday, October 30, 2000 in Toronto, Canada. It is important that your shares be represented at those meetings. If you are unable to attend in person, please carefully follow the instructions for delivering the enclosed applicable form of proxy at your earliest convenience.

Yours truly,

Sd/ Robert R. McEwen
ROBERT R. MCEWEN
Chairman and Chief Executive Officer
CSA Management Inc.
and Goldcorp Inc.

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
CAUTIONARY STATEMENT REGARDING FORWARD-
  LOOKING STATEMENTS.....................     iii
NOTICE TO UNITED STATES SHAREHOLDERS.....      iv
NOTICES OF SPECIAL MEETINGS OF
  SHAREHOLDERS
  CSA Management Inc. ...................       v
  Goldcorp Inc. .........................     vii
NOTICE OF APPLICATION....................      ix
NOTICE OF RETURN OF APPLICATION..........       x
JOINT MANAGEMENT INFORMATION CIRCULAR OF
  CSA MANAGEMENT INC. AND GOLDCORP
  INC. ..................................
SUMMARY..................................       2
GLOSSARY OF DEFINED TERMS................      10
CURRENCY.................................      13
THE ARRANGEMENT..........................      14
  Principal Terms of the Arrangement.....      14
     Amalgamation of CSA and Goldcorp....      14
     Treatment of Existing Stock
       Options...........................      14
     New Goldcorp Shareholder Rights
       Plan..............................      14
     New Goldcorp Warrants...............      14
  Benefits of the Arrangement............      15
     CSA.................................      15
     Goldcorp............................      15
  Corporate Structure....................      15
     Before the Arrangement..............      16
     After the Arrangement...............      16
  Arrangement Agreement..................      16
  Conditions Precedent to the
     Arrangement.........................      17
  Certain Approvals Necessary for the
     Arrangement.........................      17
     Shareholder Approvals...............      17
     Court Approval......................      17
     Consequences if Approvals Not
       Obtained..........................      18
  Effective Date and Time of the
     Arrangement.........................      18
  Background to the Arrangement..........      18
     Development of the Arrangement
       Proposal..........................      18
     Establishment of Independent
       Committees........................      19
  Recommendations of the Board of
     Directors...........................      19
     CSA.................................      19
     Goldcorp............................      19
  Reasons for the Arrangement............      19
     Deliberations of CSA Board of
       Directors.........................      21
     Deliberations of Goldcorp Board of
       Directors.........................      23
  Securities Law Implications............      24
     Canada..............................      24
     United States.......................      24
  Certain Income Tax Considerations......      25
     Canada..............................      25
     United States.......................      28
  Fees and Expenses......................      31

                                             PAGE
                                             ----
  Interests of Managements of CSA and
     Goldcorp and Certain Persons in the
     Arrangement.........................      31
  Treatment of Existing Stock Options....      31
     Treatment of CSA Stock Options......      31
     Treatment of Goldcorp Stock
       Options...........................      31
  Treatment of Existing Goldcorp
     Warrants............................      32
  Stock Exchange Listings................      32
  Eligibility for Investment in Canada...      32
  Other Matters Approved by
     Shareholders........................      32
  Delivery of New Goldcorp Common Share
     Certificates........................      33
  Fractional Shares......................      33
GENERAL PROXY INFORMATION................      34
  Solicitation of Proxies................      34
  Appointment of Proxyholder.............      34
  Revocation of Proxy....................      34
  Exercise of Vote by Proxy..............      34
  Voting Shares..........................      34
  Principal Holders of Voting Shares.....      36
INFORMATION CONCERNING NEW GOLDCORP......      38
  Amalgamation...........................      38
  Business of New Goldcorp...............      38
  Operations of New Goldcorp.............      38
  Pro Forma Financial Information........      39
  Directors and Executive Officers.......      39
  Share Capital..........................      40
  Share Trading Information..............      40
  Dividend Policy........................      40
  Stock Exchange Listings................      40
  Principal Shareholder..................      40
  New Goldcorp Stock Option Plan.........      40
  Executive Compensation.................      41
  Directors' and Officers' Insurance.....      41
  Indebtedness of Directors, Executive
     Officers and Senior Officers........      41
  Corporate Governance Practices.........      42
  New Goldcorp Shareholder Rights Plan...      42
  General By-Law.........................      44
  Auditors, Registrars and Transfer
     Agents..............................      44
INFORMATION CONCERNING CSA...............      45
  Incorporation and Subsidiaries.........      45
  Business of CSA........................      46
  Selected Historical Financial Data.....      49
  Dividends..............................      49
  Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations..........................      49
  Share Trading Information..............      51
  Directors and Executive Officers.......      51
  Legal Proceedings......................      53

                                       (i)

                                             PAGE
                                             ----
  Share Capital..........................      53
  CSA Employee Incentive Plan............      53
  Executive Compensation.................      54
  Report on Executive Compensation.......      54
  Performance Graph......................      55
  Interests of Management and Others in
     Material Transactions...............      56
  Indebtedness of Directors, Executive
     Officers and Senior Officers........      56
  Director's and Officers' Insurance.....      57
  Corporate Governance Practices.........      57
  Material Contracts.....................      59
  Auditors, Registrar and Transfer
     Agent...............................      59
INFORMATION CONCERNING GOLDCORP..........      60
  Incorporation and Subsidiaries.........      60
  Business of Goldcorp...................      60
  Properties and Activities of
     Goldcorp............................      60
  Selected Historical Financial Data.....      77
  Dividends..............................      77
  Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations..........................      77
  Share Trading Information..............      86
  Directors and Executive Officers.......      88
  Legal Proceedings......................      89
  Share Capital..........................      89
  Goldcorp Employee Incentive Plan.......      90
  Executive Compensation.................      92
  Compensation of Directors..............      92
  Performance Graph......................      94
  Interests of Management and Others in
     Material Transactions...............      95
  Indebtedness of Directors, Executive
     Officers and Senior Officers........      95

                                             PAGE
                                             ----
  Directors' and Officers' Insurance.....      96
  Corporate Governance Practices.........      96
  Material Contracts.....................      98
  Auditors, Registrar and Transfer
     Agent...............................      98
INVESTMENT CONSIDERATIONS................     100
REGULATION...............................     103
RIGHTS OF DISSENTING SHAREHOLDERS........     105
  The Arrangement........................     105
  Section 185 of the OBCA................     105
  Addresses for Notices..................     105
  Strict Compliance with Dissent
     Provisions Required.................     105
APPROVALS................................     106
CONSENTS.................................     107
INDEX TO FINANCIAL STATEMENTS............     F-1
INDEX TO SCHEDULES.......................     S-1
SCHEDULE A-1 -- CSA ARRANGEMENT
  RESOLUTION.............................    SA-1
SCHEDULE A-2 -- GOLDCORP ARRANGEMENT
  RESOLUTION.............................    SA-2
SCHEDULE B -- STOCK OPTION RESOLUTION....    SB-1
SCHEDULE C -- ARRANGEMENT AGREEMENT......    SC-1
SCHEDULE D -- NEW GOLDCORP STOCK OPTION
  PLAN...................................    SD-1
SCHEDULE E -- NEW GOLDCORP SHAREHOLDER
  RIGHTS PLAN............................    SE-1
SCHEDULE F -- NEW GOLDCORP BY-LAW NO.
  1......................................    SF-1
SCHEDULE G -- NATIONAL BANK FINANCIAL
  VALUATION AND FAIRNESS OPINION.........    SG-1
SCHEDULE H -- RESEARCH CAPITAL VALUATION
  AND FAIRNESS OPINION...................    SH-1
SCHEDULE I -- INTERIM ORDER..............    SI-1
SCHEDULE J -- SECTION 185 OF THE BUSINESS
  CORPORATIONS ACT (Ontario).............    SJ-1

                                      (ii)

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     Included or incorporated by reference in this Joint Management Information Circular are forward-looking statements that are based on beliefs of the managements of CSA Management Inc. and Goldcorp Inc., respectively, as well as assumptions made by and information currently available to the respective managements of CSA Management Inc. and Goldcorp Inc. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negative thereof or other variations thereon or comparable terminology) are not historical facts and may be forward-looking. All forward-looking statements involve estimates, assumptions, risks and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Joint Management Information Circular or incorporated by reference. Among the key factors that could cause actual results, performance or achievements to vary materially from those anticipated in any forward-looking statements are the following:

     - Changes in general economic and business conditions and in the mining industry including, but not limited to, in the regulatory environment and in the availability of financing;

     -  Changes in currency exchange rates;

     -  Fluctuations in the price of gold or sodium sulphate;

     - The nature of the involvement of the companies in the business of exploration, development, mining and production of natural resources;

     - Changes in laws, including, but not limited to, environmental and health and safety laws;

     -  Labour disputes; and

     - The benefits expected by the managements of CSA Management Inc. and Goldcorp Inc., to result from the Arrangement may not occur.

     These and other factors are discussed under "Investment Considerations" and elsewhere in this Joint Management Information Circular or otherwise incorporated by reference.

     Investors are cautioned not to place undue reliance on forward-looking statements as these speak only as of the date of this Joint Management Information Circular. Neither CSA Management Inc. nor Goldcorp Inc. undertakes any obligation to publicly release any revisions to forward-looking statements after the date of this Joint Management Information Circular to reflect events, circumstances or changes in expectations after the date of this Joint Management Information Circular or to reflect the occurrence of unanticipated events. For the purposes of United States federal securities laws, the managements of CSA Management Inc. and Goldcorp Inc. intend forward-looking statements contained or incorporated by reference in this Joint Management Information Circular to be subject to the safe harbor protection of Sections 27A of the United States Securities Act of 1933, as amended, and 21E of the United States Securities Exchange Act of 1934, as amended.

                                      (iii)

                      NOTICE TO UNITED STATES SHAREHOLDERS

The New Goldcorp Common Shares to be issued pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended, and are being issued in reliance on an exemption from the registration requirements set forth in Section 3(a)(10) thereof. The United States securities laws in certain circumstances place restrictions on the sale of the New Goldcorp Common Shares received under the Arrangement. See the information set forth in this Joint Management Information Circular under the heading "Securities Law Implications -- United States". The solicitation of proxies described herein is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended, by virtue of an exemption applicable to securities registered by non-United States issuers.
The proxy solicitation and transactions described herein are to be carried out pursuant to Canadian corporate and securities laws and orders made by an Ontario court, and involve Canadian companies that are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Joint Management Information Circular in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
Completion of the transactions described herein may have tax consequences under the taxation laws of both the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully herein. Certain information concerning the United States federal tax consequences of the Arrangement for investors that are United States taxpayers has been set forth in this Joint Management Information Circular under the heading "Certain Income Tax Considerations -- United States". United States investors are urged to consult their tax advisors to determine the particular consequence, if any, of the Arrangement to them under the United States tax laws.
For the purposes of United States federal securities laws, the managements of CSA Management Inc. and Goldcorp Inc. intend forward-looking statements contained in this Joint Management Information Circular to be subject to the safe harbor protection of Sections 27A of the United States Securities Act of 1933, as amended, and 21E of the United States Securities Exchange Act of 1934, as amended. See the information set forth in this Joint Management Information Circular under the heading "Cautionary Statement Regarding Forward-Looking Statements".
The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the companies described herein are incorporated or organized under the laws of a country other than the United States, that some or all of their officers and directors and the experts named herein may be residents of a country other than the United States, and that all or a substantial portion of the assets of the companies described herein and such persons may be located outside the United States.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      (iv)

                              CSA Management Inc.
                        Suite 2700, 145 King Street West
                        Toronto, Ontario, Canada M5H 1J8

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  Class A Non-Voting Shares and Class B Shares

     NOTICE IS HEREBY GIVEN that a special meeting (the "CSA Meeting") of holders of Class A non-voting shares and Class B shares (collectively, the "CSA Shares") in the capital of CSA Management Inc. ("CSA") will be held in the British Columbia Room, Mezzanine Level, of the Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3 on Monday, October 30, 2000 at the hour of 9:30 a.m. (Toronto time) for the purposes of:

     (i) considering, pursuant to an order of the Ontario Superior Court of Justice dated September 29, 2000 (the "Interim Order"), and, if thought fit, passing, with or without variation, a special resolution (the "CSA Arrangement Resolution") to approve, with or without variation, the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA"), the full text of which CSA Arrangement Resolution is set out as a schedule to the joint management information circular (the "Information Circular") accompanying this notice of special meeting (the "Notice");

     (ii) considering, and if thought fit, passing with or without variation, a resolution, (the "Stock Option Resolution") to approve the creation of a new stock option plan, the full text of which Stock Option Resolution is set out as a schedule to the Information Circular; and

     (iii) transacting such other business as may properly come before the CSA Meeting or any adjournment or adjournments thereof.

     Pursuant to the Interim Order, holders of the CSA Shares have the right to dissent and, if the Arrangement becomes effective, seek fair value for their shares in accordance with the Interim Order and section 185 of the OBCA in respect of the Arrangement. This right is described in the Information Circular.

     The holders of Class B shares are entitled to one vote for each Class B share held and, because of the nature of the business to be considered at the CSA Meeting, pursuant to the Interim Order, the holders of Class A non-voting shares are entitled to vote at the CSA Meeting on the basis of one vote for each Class A non-voting share held. In order for the Arrangement to be implemented, the CSA Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of the Class A non-voting shares and the Class B shares, voting separately as classes. Pursuant to Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27, the CSA Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast in respect thereof by the minority holders of the Class A non-voting shares and the Class B shares, voting separately as classes. See "General Proxy Information" in the Information Circular.

     With respect to the Stock Option Resolution, holders of CSA Shares will be entitled to vote on the basis that the Arrangement has been implemented. Holders of Class A non-voting shares will be entitled to 2.1 votes for each Class A non-voting share held and holders of Class B shares will be entitled to 6 votes for each Class B share held. Holders of shares in Goldcorp Inc. ("Goldcorp Shares") will also be entitled to vote in respect of the Stock Option Resolution. In order to become effective, the Stock Option Resolution must be passed by the affirmative vote of the holders of not less than the majority of the aggregate votes cast in respect thereof by the holders of CSA Shares and Goldcorp Shares. See "General Proxy Information" in the Information Circular.

     Only holders of CSA Shares of record at the close of business on September 25, 2000 will be entitled to receive notice of and to vote at the CSA Meeting or any adjournment thereof unless, pursuant to subsection 100(2) of the OBCA, a transferee of shares establishes that such transferee owns shares recorded in the name of a shareholder otherwise entitled to vote and demands not later than ten days before the CSA Meeting that such transferee's name be substituted for that of the transferor of shares to such transferee (with respect only to the shares transferred), in which case the transferee, instead of the transferor, is entitled to vote the shares transferred to such transferee.

     Information with respect to the foregoing matters is contained in the Information Circular which accompanies this Notice.

                                       (v)

     IF YOU ARE NOT ABLE TO ATTEND THE CSA MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. TO BE VALID, PROXIES TO BE USED AT THE CSA MEETING MUST BE DEPOSITED WITH MONTREAL TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1 ATTENTION: PROXY DEPARTMENT, PRIOR TO THE CLOSE OF BUSINESS ON OCTOBER 27TH, 2000 OR WITH THE CHAIR OF THE CSA MEETING PRIOR TO ITS COMMENCEMENT ON THE DAY OF THE CSA MEETING OR ON THE DAY OF ANY ADJOURNMENT OF THE CSA MEETING.

     DATED this 29th day of September, 2000.

                                       By the Order of the Board of Directors,

                                       Sd/ Robert R. McEwen
                                       ROBERT R. MCEWEN
                                       Chairman and Chief Executive Officer

                                      (vi)

                                 Goldcorp Inc.
                        Suite 2700, 145 King Street West
                        Toronto, Ontario, Canada M5H 1J8

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
              Class A Subordinate Voting Shares and Class B Shares

     NOTICE IS HEREBY GIVEN that a special meeting (the "Goldcorp Meeting") of holders of Class A subordinate voting shares and Class B shares (collectively, the "Goldcorp Shares") in the capital of Goldcorp Inc. ("Goldcorp") will be held in the British Columbia Room, Mezzanine Level, of the Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3 on Monday, October 30, 2000 at the hour of 11:00 a.m. (Toronto time) for the purposes of:

     (i) considering, pursuant to an order of the Ontario Superior Court of Justice dated September 29, 2000 (the "Interim Order"), and, if thought fit, passing, with or without variation, a special resolution (the "Goldcorp Arrangement Resolution") to approve, with or without variation, the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA"), the full text of which Goldcorp Arrangement Resolution is set out as a schedule to the joint management information circular (the "Information Circular") accompanying this notice of special meeting (the "Notice"); and

     (ii) considering, and if thought fit, passing with or without variation, a resolution, (the "Stock Option Resolution") to approve the creation of a new stock option plan, the full text of which Stock Option Resolution is set out as a schedule to the Information Circular; and

     (iii) transacting such other business as may properly come before the Goldcorp Meeting or any adjournment or adjournments thereof.

     Pursuant to the Interim Order, holders of the Goldcorp Shares have the right to dissent and, if the Arrangement becomes effective, seek fair value for their shares in accordance with the Interim Order and section 185 of the OBCA in respect of the Arrangement. This right is described in the Information Circular.

     The holders of Goldcorp Shares are entitled to vote at the Goldcorp Meeting on the basis of one vote for each Class A subordinate voting share held and ten votes for each Class B share held. In order for the Arrangement to be implemented, the Goldcorp Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast by the holders of the Class A subordinate voting shares and the Class B shares, voting separately as classes. Pursuant to Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27, the Goldcorp Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast in respect thereof by the minority holders of the Class A subordinate voting shares and the Class B shares, voting separately as classes. See "General Proxy Information" in the Information Circular.

     With respect to the Stock Option Resolution, holders of Goldcorp Shares will be entitled to vote on the basis that the Arrangement has been implemented. Holders of Class A subordinate voting shares will be entitled to 1 vote for each Class A subordinate voting share held and holders of Class B shares will be entitled to 1.25 votes for each Class B share held. Holders of shares in CSA Management Inc. ("CSA Shares") will also be entitled to vote in respect of the Stock Option Resolution. In order to become effective, the Stock Option Resolution must be passed by the affirmative vote of the holders of not less than the majority of the aggregate votes cast in respect thereof by the holders of Goldcorp Shares and CSA Shares. See "General Proxy Information" in the Information Circular.

     Only holders of Goldcorp Shares of record at the close of business on September 25, 2000 will be entitled to receive notice of and to vote at the Goldcorp Meeting or any adjournment thereof unless, pursuant to subsection 100(2) of the OBCA, a transferee of shares establishes that such transferee owns shares recorded in the name of a shareholder otherwise entitled to vote and demands not later than ten days before the Goldcorp Meeting that such transferee's name be substituted for that of the transferor of shares to such transferee (with respect only to the shares transferred), in which case the transferee, instead of the transferor, is entitled to vote the shares transferred to such transferee.

     Information with respect to the foregoing matters is contained in the Information Circular which accompanies this Notice.

                                      (vii)

     IF YOU ARE NOT ABLE TO ATTEND THE GOLDCORP MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. TO BE VALID, PROXIES TO BE USED AT THE GOLDCORP MEETING MUST BE DEPOSITED WITH MONTREAL TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1 ATTENTION: PROXY DEPARTMENT, PRIOR TO THE CLOSE OF BUSINESS ON OCTOBER 27, 2000 OR WITH THE CHAIR OF THE GOLDCORP MEETING PRIOR TO ITS COMMENCEMENT ON THE DAY OF THE GOLDCORP MEETING OR ON THE DAY OF ANY ADJOURNMENT OF THE GOLDCORP MEETING.

     DATED this 29th day of September, 2000.

                                       By the Order of the Board of Directors,

                                       Sd/ Robert R. McEwen
                                       ROBERT R. MCEWEN
                                       Chairman and Chief Executive Officer

                                     (viii)

                             NOTICE OF APPLICATION

            (SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO))

                                      (ix)

                        NOTICE OF RETURN OF APPLICATION

                                       (x)

                     JOINT MANAGEMENT INFORMATION CIRCULAR

                                       of

                              CSA MANAGEMENT INC.

                                      and

                                 GOLDCORP INC.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Information Circular. Certain capitalized terms used in this summary are defined in the "Glossary of Defined Terms" or elsewhere in this Information Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or referred to in this Information Circular and the Schedules hereto. All references to currency are to U.S. dollars, unless otherwise indicated. Shareholders of CSA and Goldcorp are urged to review this Information Circular and the Schedules hereto in their entirety.

                                THE ARRANGEMENT

PRINCIPAL TERMS OF THE ARRANGEMENT

     AMALGAMATION

     CSA and Goldcorp have agreed, subject to the satisfaction of certain conditions precedent, to complete a statutory plan of arrangement under section 182 of the OBCA pursuant to which CSA and Goldcorp will amalgamate and continue under the name "Goldcorp Inc." (hereinafter referred to as "New Goldcorp"). Under the Arrangement, all of the Goldcorp Shares held by CSA will be cancelled by operation of law without any repayment of capital, and all holders of CSA Shares and Goldcorp Shares, other than CSA, will receive, subject to the valid exercise of any dissent rights, New Goldcorp Common Shares on the following basis:

     -  2.10 New Goldcorp Common Shares for each CSA Class A Non-Voting Share;

     -  6.00 New Goldcorp Common Shares for each CSA Class B Share;

     - 1.00 New Goldcorp Common Share for each Goldcorp Class A Subordinate Voting Share; and

     -  1.25 New Goldcorp Common Shares for each Goldcorp Class B Share.

     No fractional New Goldcorp Common Shares will be issued in connection with the Arrangement. See "The Arrangement -- Fractional Shares".

     The following table indicates: (i) the current aggregate direct and indirect equity interests in Goldcorp by each class of CSA Shares and Goldcorp Shares (excluding Goldcorp Shares held by CSA); (ii) such holdings on a pro forma basis after giving effect to the completion of the Arrangement; and (iii) the changes in such holdings resulting from the Arrangement.

                                                CURRENT (1)        PRO FORMA (1)          CHANGE
                                             -----------------   -----------------   ----------------
                                               SHARES      %     SHARES (2)    %      SHARES      %
                                             ----------   ----   ----------   ----   ---------   ----
CSA Class A Non-Voting Shares (3)..........  12,581,579   15.8   13,177,662   16.0     596,083    0.2
CSA Class B Shares (3).....................     987,081    1.2    2,953,848    3.6   1,966,767    2.3
Goldcorp Class A Subordinate Voting Shares
  (4)......................................  65,552,976   82.1   65,552,976   79.4          --   (2.7)
Goldcorp Class B Shares (4)................     699,054    0.9      873,818    1.1     174,764    0.2
                                             ----------          ----------          ---------
                                             79,820,690          82,558,303          2,737,613
                                             ==========          ==========          =========

---------------

(1) Includes shares underlying vested "in the money" options.

(2) New Goldcorp Common Shares.

(3) Indicates the proportionate indirect equity ownership interests that the holders of CSA Class A Non-Voting Shares and CSA Class B Shares would have in Goldcorp.

(4) Excludes Goldcorp Shares held by CSA.

     See "The Arrangement -- Principal Terms of the Arrangement".

     TREATMENT OF EXISTING STOCK OPTIONS

     Upon the implementation of the Arrangement, each of the CSA Stock Options and Goldcorp Stock Options outstanding immediately prior to the Arrangement becoming effective will entitle the holders thereof to purchase New Goldcorp Common Shares. See "The Arrangement -- Treatment of Existing Stock Options" and "Information Concerning New Goldcorp -- New Goldcorp Stock Option Plan".

     NEW GOLDCORP WARRANTS

     Upon the implementation of the Arrangement, each existing Goldcorp Warrant will be exchanged for one New Goldcorp Warrant which will entitle the holder to purchase one New Goldcorp Common Share at the same exercise price and for the same expiry period, and otherwise on the same terms and conditions applicable to the Goldcorp Warrant.

     NEW GOLDCORP SHAREHOLDER RIGHTS PLAN

     Immediately following the Amalgamation upon the implementation of the Arrangement, the New Goldcorp Shareholder Rights Plan shall also become effective. The New Goldcorp Shareholder Rights Plan is intended to give the board of directors of New Goldcorp adequate time to assess any unsolicited take-over bid for New Goldcorp Common Shares and, if considered appropriate, to pursue alternatives for the purpose of maximizing value for New Goldcorp shareholders. See "Information Concerning New Goldcorp -- New Goldcorp Shareholder Rights Plan".

CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE ARRANGEMENT

     The implementation of the Arrangement is subject to the satisfaction of certain conditions, including the receipt of all necessary shareholder, Court and regulatory approvals. See "The Arrangement -- Conditions Precedent to the Implementation of the Arrangement".

                               SHARE INFORMATION

STOCK EXCHANGE LISTINGS

     The CSA Class A Non-Voting Shares, the Goldcorp Class A Subordinate Voting Shares, the Goldcorp Class B Shares and the Goldcorp Warrants are currently listed on the TSE. The Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares are listed on the NYSE. Application has been made to the TSE and the NYSE to list the New Goldcorp Common Shares and to the TSE to list the New Goldcorp Warrants.

SHARE TRADING INFORMATION

     On July 31, 2000, the last day the CSA Class A Subordinate Voting Shares traded prior to the public announcement of the Arrangement, the closing price of the CSA Class A Non-Voting Shares, as quoted on the TSE was Cdn$10.00.

     On September 28, 2000, the closing price of the CSA Class A Non-Voting Shares, as quoted on the TSE, was Cdn$20.00.

     On August 1, 2000, the last day the Goldcorp Shares traded on the TSE prior to the public announcement of the Arrangement, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted on the TSE, was Cdn$8.90. The closing price of the Goldcorp Class B Shares was Cdn$11.75.

     On September 28, 2000, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted on the TSE was Cdn$10.20. The closing price of the Goldcorp Class B Shares was Cdn$11.25.

     On August 1, 2000, the last day the Goldcorp Shares traded on the NYSE prior to the public announcement of the Arrangement, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted on the NYSE was $6.00. The closing price of the Goldcorp Class B Shares was $7.63.

     On September 28, 2000, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted in the NYSE was $6.75. The closing price of the Goldcorp Class B Shares was $8.00.

                          BENEFITS OF THE ARRANGEMENT

CSA

     The board of directors of CSA believes that the benefits to be received by holders of CSA Shares as a result of the Arrangement will include the following:

     - New Goldcorp will be a widely-held public company with a single class of voting equity shares. The market for those New Goldcorp Common Shares will be substantially more liquid than the current market for CSA Shares.

     - The market prices for CSA Class A Non-Voting Shares prior to the public announcement of the proposed Arrangement have generally reflected a "holding company discount" from the underlying value of CSA's investment in Goldcorp. That discount should be eliminated.

     - Effective control of CSA is currently held by Evanachan through its ownership of CSA Class B Shares. After the Arrangement is completed, control of New Goldcorp will be "in the market", with every holder of New Goldcorp Common Shares having a voting interest in New Goldcorp and an impact on control of New Goldcorp that is proportionate and identical to the holder's equity ownership interest.

     - The amalgamation of CSA and Goldcorp to form New Goldcorp will eliminate concerns arising from CSA's declining levels of working capital.

     - CSA's board of directors believes that the terms of the Arrangement reflect an appropriate balancing of the rights and interests of the holders of both classes of CSA Shares and both classes of Goldcorp Shares.

GOLDCORP

     The board of directors of Goldcorp believes that the benefits to be received by holders of Goldcorp Shares as a result of the Arrangement will include the following:

     - New Goldcorp will be a widely-held public company with a single class of voting equity shares. The market for those New Goldcorp Common Shares is expected to be more liquid than the current market for Goldcorp Shares.

     - Effective control of Goldcorp is currently held by CSA through its ownership of Goldcorp Class B Shares. After the Arrangement is completed, control of New Goldcorp will be "in the market", with every holder of New Goldcorp Common Shares having a voting interest in New Goldcorp and an impact on control of New Goldcorp that is proportionate and identical to the holder's equity ownership interest.

     - Goldcorp's board of directors believes that the terms of the Arrangement reflect an appropriate balancing of the rights and interests of the holders of both classes of Goldcorp Shares and both classes of CSA Shares. For holders of Goldcorp Class A Subordinate Voting Shares (other than CSA), the benefits of the Arrangement noted above should more than compensate for the reduction of their aggregate equity interest in Goldcorp (from 82.1% prior to the Arrangement to 79.4% following the Arrangement).

                   RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

CSA

     The board of directors of CSA has reviewed the proposed Arrangement, the recommendations of the CSA Independent Committee and the National Bank Financial Valuation and Fairness Opinion, and has approved the Arrangement. See "The Arrangement -- Recommendations of the Board of Directors -- CSA".

     THE BOARD OF DIRECTORS OF CSA UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CSA VOTE IN FAVOUR OF THE ARRANGEMENT.

GOLDCORP

     The board of directors of Goldcorp has reviewed the proposed Arrangement, the recommendations of the Goldcorp Independent Committee and the Research Capital Valuation and Fairness Opinion, and has approved the Arrangement. See "The Arrangement -- Recommendations of the Board of Directors -- Goldcorp".

     THE BOARD OF DIRECTORS OF GOLDCORP UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF GOLDCORP VOTE IN FAVOUR OF THE ARRANGEMENT.

                 RECOMMENDATIONS OF THE INDEPENDENT COMMITTEES

CSA INDEPENDENT COMMITTEE

     The CSA Independent Committee has reviewed, among other things, the terms of the proposed Arrangement and the National Bank Financial Valuation and Fairness Opinion. The CSA Independent Committee has concluded that the terms of the Arrangement are fair, from a financial point of view, to the holders of CSA Class A Non-Voting Shares and CSA Class B Shares and unanimously recommended that the board of directors of CSA approve the terms of the

Arrangement. See "The Arrangement -- Reasons for the Arrangement -- CSA -- Review and Recommendation of CSA Independent Committee".

NATIONAL BANK FINANCIAL VALUATION AND FAIRNESS OPINION

     National Bank Financial has provided to the CSA Independent Committee a valuation prepared in accordance with OSC Rule 61-501 and QSC Policy Q-27 and its opinion that the exchange ratios are fair, from a financial point of view, to the holders of CSA Class A Non-Voting Shares and CSA Class B Shares from both a relative valuation and a fairness perspective. See "The Arrangement -- Reasons for the Arrangement -- CSA -- National Bank Financial Valuation and Fairness Opinion".

GOLDCORP INDEPENDENT COMMITTEE

     The Goldcorp Independent Committee has reviewed, among other things, the terms of the proposed Arrangement and the Research Capital Valuation and Fairness Opinion. The Goldcorp Independent Committee has concluded that the terms of the Arrangement are fair and reasonable from a financial point of view, to the minority holders of Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares and unanimously recommended that the board of directors of Goldcorp approve the terms of the Arrangement. See "The Arrangement -- Reasons for the Arrangement -- Goldcorp -- Review and Recommendation of Goldcorp Independent Committee".

RESEARCH CAPITAL VALUATION AND FAIRNESS OPINION

     Research Capital has provided to the Goldcorp Independent Committee a valuation prepared in accordance with OSC Rule 61-501 and QSC Policy Q-27 and its opinion that the terms of the Arrangement are fair, from a financial point of view, to the holders (other than CSA) of Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares. See "The Arrangement -- Reasons for the Arrangement -- Goldcorp -- Research Capital Valuation and Fairness Opinion".

                                  THE MEETINGS

TIMES, DATE AND PLACE OF THE MEETINGS

     CSA

     The CSA Meeting will be held on Monday, October 30, 2000 at 9:30 a.m. (Toronto time) in the British Columbia Room, Mezzanine Level, of the Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3.

     GOLDCORP

     The Goldcorp Meeting will be held on Monday, October 30, 2000 at 11:00 a.m. (Toronto time) in the British Columbia Room, Mezzanine Level, of the Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3.

PURPOSES OF THE MEETINGS

     CSA

     The CSA Meeting has been called for the purpose of considering, and, if thought fit, passing, with or without variation, the CSA Arrangement Resolution approving the Arrangement and to transact such other business as may properly come before the CSA Meeting.

     GOLDCORP

     The Goldcorp Meeting has been called for the purpose of considering, and, if thought fit, passing, with or without variation, the Goldcorp Arrangement Resolution approving the Arrangement and to transact such other business as may properly come before the Goldcorp Meeting.

VOTES REQUIRED AT THE MEETINGS

     CSA

     The CSA Arrangement Resolution to approve the Arrangement must be passed, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of the Class A Non-Voting Shares and Class B Shares, voting separately as classes. The holders of Class B Shares are entitled to one vote for each Class B Share held, and because of the nature of the business to be considered at the CSA Meeting, the holders of

Class A Non-Voting Shares are entitled to vote at the CSA Meeting on the basis of one vote for each Class A Non-Voting Share held. Evanachan, which owns approximately 74.1% of the outstanding CSA Class B Shares, intends to vote in favour of the CSA Arrangement Resolution and all other matters proposed by management on which Evanachan is entitled to vote at the CSA Meeting.

     Pursuant to OSC Rule 61-501 and QSC Policy Q-27, the CSA Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast in respect thereof by the minority holders of the CSA Class A Non-Voting Shares and the CSA Class B Shares, voting separately as classes. For purposes of such minority vote, certain CSA Shares, including those owned by Mr. Robert R. McEwen and Evanachan, by the directors and senior officers of CSA, Goldcorp and their affiliates, and by persons and companies acting jointly or in concert with them, will be precluded from voting. See "General Proxy Information -- Voting Shares -- CSA" and "General Proxy Information -- Principal Holders of Voting Shares -- CSA".

     Pursuant to the requirements of the TSE, the Stock Option Resolution must be passed by the affirmative vote of a majority of the aggregate votes cast in respect thereof at the CSA Meeting and the Goldcorp Meeting. For purposes of such vote, the Arrangement will be deemed to have been implemented, such that holders of CSA Shares will be entitled to 2.1 votes and 6 votes, respectively, for each CSA Class A Non-Voting Share and each CSA Class B Share held. See "General Proxy Information -- Voting Shares -- CSA".

     GOLDCORP

     The Goldcorp Arrangement Resolution to approve the Arrangement must be passed, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast in respect thereof by the holders of the Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares, voting separately as classes. The holders of Goldcorp Class A Subordinate Voting Shares are entitled to one vote for each Goldcorp Class A Subordinate Voting Share held and the holders of Goldcorp Class B Shares are entitled to ten votes for each Goldcorp Class B Share held. CSA, which owns approximately 12.2% of the outstanding Goldcorp Class A Subordinate Voting Shares and 86.9% of the outstanding Goldcorp Class B Shares intends to vote in favour of the Goldcorp Arrangement Resolution and all other matters proposed by management on which CSA is entitled to vote at the Goldcorp Meeting.

     Pursuant to OSC Rule 61-501 and QSC Policy Q-27, the Goldcorp Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast in respect thereof by the minority holders of the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares, voting separately as classes. For purposes of such minority vote, certain Goldcorp Shares, including those owned by CSA and its affiliates, by the directors and senior officers of Goldcorp, CSA and Evanachan and by persons and companies acting jointly or in concert with them, will be precluded from voting. See "General Proxy Information -- Voting Shares -- Goldcorp; Principal Holders of Voting Shares -- Goldcorp".

     Pursuant to the requirements of the TSE, the Stock Option Resolution must be passed by the affirmative vote of a majority of the votes cast in respect thereof at the Goldcorp Meeting and the CSA Meeting. For purposes of such vote, the Arrangement will be deemed to have been implemented, such that holders of Goldcorp will be entitled to 1 vote and 1.25 votes, respectively, for each Goldcorp Class A Subordinate Voting Share and each Goldcorp Class B Share held. See "General Proxy Information -- Voting Shares -- Goldcorp".

                                  NEW GOLDCORP

BUSINESS OF NEW GOLDCORP

     As a result of the Amalgamation, New Goldcorp will, on the Effective Date, own all of the assets of CSA (other than the Goldcorp Shares presently held by CSA which will be cancelled) and all of the assets of Goldcorp. See "Information Concerning CSA -- Business of CSA" and "Information Concerning Goldcorp -- Properties and Activities of Goldcorp" for details regarding the business and assets of each of CSA and Goldcorp, respectively.

SHARE CAPITAL

     NEW GOLDCORP COMMON SHARES

     The authorized capital of New Goldcorp will consist of an unlimited number of New Goldcorp Common Shares of which approximately 81,092,415 (82,558,303 on a fully diluted basis assuming the exercise of all "in the money", vested options). New Goldcorp Common Shares will be issued and outstanding immediately following the implementation of the Arrangement, based on the issued and outstanding shares of CSA and Goldcorp as at September 7, 2000. See "Information Concerning New Goldcorp -- Share Capital".

     NEW GOLDCORP WARRANTS

     Upon the implementation of the Arrangement, each Goldcorp Warrant outstanding immediately prior to the Effective Date will entitle the holder to purchase one New Goldcorp Common Share at the same exercise price and for the same expiry period and otherwise on the same terms and conditions applicable to the Goldcorp Warrants. See "The Arrangement -- Treatment of Existing Goldcorp Warrants".

                       CERTAIN INCOME TAX CONSIDERATIONS

CANADA

     In general, a holder of CSA Shares or Goldcorp Shares to whom such shares constitute capital property who exchanges such shares pursuant to the Arrangement for New Goldcorp Common Shares will not realize any gain or loss by reason of such an exchange. The cost to such shareholder of New Goldcorp Common Shares will be equal to the adjusted cost base to such shareholder of the CSA Shares or the Goldcorp Shares, as the case may be, which are exchanged thereof.

     Shareholders should consult their own tax advisors for advice with respect to the Canadian tax consequences to them in respect of the Arrangement. See "Certain Income Tax Considerations -- Canada".

UNITED STATES

     IN GENERAL, IF A U.S. HOLDER OF CSA SHARES HAS NOT MADE AN ELECTION TO EITHER TREAT CSA AS A QUALIFIED ELECTING FUND UNDER SECTION 1295 OF THE CODE OR TO MARK TO MARKET ITS CSA SHARES UNDER SECTION 1296 OF THE CODE FROM THE FIRST YEAR DURING WHICH SUCH U.S. HOLDER OWNED CSA SHARES AND CSA WAS A "PASSIVE FOREIGN INVESTMENT COMPANY" WITHIN THE MEANING OF SECTION 1297 OF THE CODE, ALTHOUGH THE ISSUE IS NOT FREE FROM DOUBT, SUCH HOLDER SHOULD RECOGNIZE ANY GAIN (BUT NOT LOSS) REALIZED UPON THE RECEIPT OF NEW GOLDCORP COMMON SHARES IN EXCHANGE FOR CSA SHARES. THE AMOUNT OF THE GAIN (IF ANY) RECOGNIZED BY A U.S. HOLDER WILL EQUAL THE EXCESS OF THE FAIR MARKET VALUE OF THE NEW GOLDCORP COMMON SHARES RECEIVED OVER THE HOLDER'S TAX BASIS IN THE CSA SHARES SURRENDERED IN EXCHANGE THEREFOR. THE GAIN (IF ANY) WILL BE RECOGNIZED EVEN THOUGH THE U.S. HOLDER OF CSA SHARES DOES NOT DISSENT AND DOES NOT RECEIVE ANY CASH PROCEEDS TO PAY ANY TAXES THAT MAY BE DUE AS A RESULT OF RECOGNIZING SUCH GAIN.

     In general, a U.S. Holder who exchanges all of its Goldcorp Shares in the Arrangement for New Goldcorp Common Shares should not recognize gain or loss upon such exchange, except that a U.S. Holder who receives cash proceeds in lieu of a fractional New Goldcorp Common Share generally will recognize gain or loss equal to the difference between the amount of such proceeds and the tax basis allocated to the fractional share interest.

     U.S. Holders of CSA Shares and U.S. Holders of Goldcorp Shares, along with any other United States persons who are shareholders of the Amalgamating Corporations or who hold Goldcorp Warrants, are urged to consult with their tax advisor regarding the U.S. tax consequences of the Arrangement and Amalgamation, including the effects of federal, state, local, foreign and other tax laws. See "Certain Income Tax Considerations -- United States".

                               RIGHTS OF DISSENT

     Shareholders of each of CSA and Goldcorp have the right to dissent to the relevant special resolution approving the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their shares upon strict compliance with the provisions of Section 185 of the OBCA. See "Rights of Dissenting Shareholders".

                         SUMMARY FINANCIAL INFORMATION

NEW GOLDCORP SELECTED PRO FORMA FINANCIAL INFORMATION

     The following is a summary prepared by the managements of CSA and Goldcorp of pro forma condensed consolidated financial statements of New Goldcorp, which give retroactive effect to the Arrangement as if it had occurred at the beginning of the financial periods presented or as at the balance sheet dates presented. The summary should be read in conjunction with the pro forma condensed consolidated financial statements of New Goldcorp, including the notes thereto, appearing elsewhere in this Information Circular.

     THE SELECTED PRO FORMA FINANCIAL INFORMATION IS NOT NECESSARILY INDICATIVE OF NEW GOLDCORP'S FUTURE FINANCIAL POSITION OR EARNINGS.

                                                                 SIX MONTHS        YEAR ENDED
                                                                    ENDED         DECEMBER 31,
                                                                JUNE 30, 2000         1999
                                                               ---------------   --------------
                                                                (in thousands of United States
                                                               dollars, except per share data)
EARNINGS DATA
Revenue.....................................................      $ 18,607          $ 51,900
Earnings (loss) from operations.............................       (10,103)            1,741
Earnings (loss).............................................        (5,870)            9,959
  -- Per share..............................................         (0.07)             0.13
BALANCE SHEET DATA
Total assets................................................      $178,147          $185,015
Working capital.............................................        23,346            56,801
Long term debt..............................................       --                --
Shareholders' equity........................................       141,365           150,161

CSA SELECTED COMPARATIVE HISTORICAL FINANCIAL INFORMATION

     The following is a summary of information extracted from the historical financial statements of CSA and should be read in conjunction with such financial statements and notes thereto appearing elsewhere in this Information Circular.

                                                   SIX MONTHS ENDED
                                                       JUNE 30,              YEARS ENDED DECEMBER 31,
                                                 ---------------------   ---------------------------------
                                                   2000        1999        1999        1998        1997
                                                 ---------   ---------   ---------   ---------   ---------
                                                      (Unaudited)
                                                 (in thousands of Canadian dollars, except per share data)
EARNINGS AND CASH FLOW DATA
Revenues (before equity investments)..........   $     59    $    272    $    255    $    541    $    608
Earnings (loss)...............................       (348)      8,529      10,108        (697)    (21,584)
  -- Per share -- basic.......................      (0.05)       1.31        1.55       (0.11)      (3.36)
  -- Per share -- fully diluted...............      (0.05)       1.22        1.48       (0.11)      (3.36)
Cash flow from (used in) operations...........       (204)       (167)       (392)        189        (147)
  -- Per share................................      (0.03)      (0.03)      (0.06)       0.03       (0.02)
Dividends per share
  -- Class A..................................         --          --          --          --          --
  -- Class B..................................         --          --          --          --          --

                                                                             YEARS ENDED
                                                                            DECEMBER 31,
                                                      SIX MONTHS ENDED    -----------------
                                                        JUNE 30, 2000      1999      1998
                                                      -----------------   -------   -------
                                                         (Unaudited)
                                                       (in thousands of Canadian dollars)
BALANCE SHEET DATA
Total assets........................................  $43,648             $42,978   $32,832
Working capital.....................................    1,074               1,140    10,971
Long term debt......................................    --                  --        --
Shareholders equity.................................   39,802              39,252    29,059

GOLDCORP SELECTED COMPARATIVE HISTORICAL FINANCIAL INFORMATION

     The following is a summary of information extracted from the historical financial statements of Goldcorp and should be read in conjunction with such financial statements and notes thereto appearing elsewhere in this Information Circular.

                                                      SIX MONTHS ENDED             YEARS ENDED
                                                          JUNE 30,                DECEMBER 31,
                                                      -----------------   -----------------------------
                                                       2000      1999      1999      1998       1997
                                                      -------   -------   -------   -------   ---------
                                                         (Unaudited)
                                                       (in thousands of United States dollars, except
                                                                       per share data)
EARNINGS AND CASH FLOW DATA
Revenues............................................  $18,567   $24,711   $51,727   $56,237   $  62,065
Earnings (loss) from operations.....................   (9,922)      518     2,082     3,441    (115,322)
Earnings (loss).....................................   (5,585)      962    10,605    (2,169)    (94,116)
  -- Per share -- basic.............................    (0.07)     0.01      0.14     (0.03)      (1.38)
  -- Per share -- fully diluted.....................    (0.07)     0.01      0.14     (0.03)      (1.38)
Cash provided by (used in) operating activities.....      150      (156)    1,861     7,068       2,424
  -- Per share......................................       --        --      0.02      0.10        0.04
Dividends per share.................................       --        --        --        --          --

                                                                            YEARS ENDED
                                                                           DECEMBER 31,
                                                   SIX MONTHS ENDED     -------------------
                                                     JUNE 30, 2000        1999       1998
                                                  -------------------   --------   --------
                                                      (Unaudited)
                                                   (in thousands of United States dollars)
BALANCE SHEET DATA
Total assets....................................  $175,228              $181,692   $116,600
Working capital.................................    22,621                55,846     19,040
Long term debt..................................     --                    --         --
Shareholders' equity............................   138,503               146,896     82,918

                           GLOSSARY OF DEFINED TERMS

     The following is a glossary of the defined terms used in this Information Circular.

AMALGAMATING CORPORATIONS -- CSA and Goldcorp, collectively.

AMALGAMATION -- The amalgamation of CSA and Goldcorp pursuant to the terms of the Plan of Arrangement.

ARRANGEMENT -- The arrangement under the provisions of section 182 of the OBCA involving, among other things, the Amalgamation, all as more particularly described in the Plan of Arrangement.

ARRANGEMENT AGREEMENT -- The arrangement agreement dated as of September 29, 2000 between CSA and Goldcorp, a copy of which is annexed as SCHEDULE C to this Information Circular.

BUSINESS DAY -- A day on which both the TSE and the NYSE are open for trading.

COURT -- The Ontario Superior Court of Justice (Commercial Court).

CSA -- CSA Management Inc., a corporation governed by the OBCA.

CSA ARRANGEMENT RESOLUTION -- The special resolution approving the Arrangement, the form of which is annexed as SCHEDULE A-1 to this Information Circular, to be considered and, if thought fit, passed, with or without variation by the shareholders of CSA at the CSA Meeting.

CSA CLASS A NON-VOTING SHARES -- The Class A non-voting shares of CSA.

CSA CLASS B SHARES -- The Class B voting shares of CSA.

CSA INDEPENDENT COMMITTEE -- The special committee of independent directors of CSA appointed by the board of directors of CSA to evaluate the Arrangement on behalf of the minority shareholders of CSA.

CSA ENTERPRISES -- CSA Management Enterprises Ltd., a corporation governed by the OBCA.

CSA EMPLOYEE INCENTIVE PLAN -- The incentive plan of CSA effective March 31, 1994 under which options for the purchase of CSA Class A Non-Voting Shares may be granted to directors, officers and employees of CSA and its affiliates.

CSA MEETING -- The special meeting of shareholders of CSA called for the purpose of considering and, if thought fit, approving the Arrangement, and any other matters proposed by management at the meeting, including any adjournment or adjournments thereof.

CSA SHARES -- The CSA Class A Non-Voting Shares and CSA Class B Shares, collectively.

CSA STOCK OPTIONS -- The options, whether or not vested, to purchase CSA Class A Non-Voting Shares which are from time to time outstanding under the CSA Employee Incentive Plan.

DEPOSITORY -- Montreal Trust Company of Canada.

DIRECTOR -- The Director appointed under Section 278 of the OBCA.

EFFECTIVE DATE -- The date shown on the certificate of arrangement to be endorsed by the Director appointed under the OBCA on the articles of arrangement giving effect to the Arrangement.

EVANACHAN -- Evanachan Limited, a corporation governed by the OBCA.

FINAL ORDER -- The final order made by the Court pursuant to section 182(5) of the OBCA, if issued, approving the Arrangement.

GOLDCORP -- Goldcorp Inc., a corporation governed by the OBCA.

GOLDCORP ARRANGEMENT RESOLUTION -- The special resolution approving the Arrangement, the form of which is annexed as SCHEDULE A-2 to this Information Circular, to be considered and, if thought fit, passed, with or without variation, by the shareholders of Goldcorp at the Goldcorp Meeting.

GOLDCORP CLASS A SUBORDINATE VOTING SHARES -- The Class A subordinate voting shares of Goldcorp.

GOLDCORP CLASS B SHARES -- The Class B multiple voting shares of Goldcorp.

GOLDCORP INDEPENDENT COMMITTEE -- The special committee of independent directors of Goldcorp appointed by the board of directors of Goldcorp to evaluate the Arrangement on behalf of the minority shareholders of Goldcorp.

GOLDCORP INTERNET CONTEST -- Goldcorp's internet-based exploration contest in respect of the Red Lake Mine launched on March 6, 2000 and called "The Goldcorp Challenge".

GOLDCORP MEETING -- The special meeting of shareholders of Goldcorp called for the purpose of considering and, if thought fit, approving the Arrangement and any other matters proposed by management at the meeting, including any adjournment or adjournments thereof.

GOLDCORP SHARES -- The Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares, collectively.

GOLDCORP STOCK OPTION PLAN -- The Goldcorp 1994 Executive Stock Option Plan:
Restated May 20, 1997, as amended on June 1, 2000, under which options for the purchase of Goldcorp Class A Subordinate Voting Shares may be granted to directors, officers, employees and consultants of Goldcorp and its affiliates.

GOLDCORP STOCK OPTIONS -- The options, whether or not vested, to purchase Goldcorp Class A Subordinate Voting Shares which are from time to time outstanding under the Goldcorp Stock Option Plan.

GOLDCORP WARRANTS -- The 3,000,000 share purchase warrants issued by Goldcorp pursuant to a share purchase warrant indenture dated May 13, 1999 between Goldcorp and Montreal Trust Company of Canada, as trustee, each whole warrant entitling the holder to purchase one Goldcorp Class A Subordinate Voting Share, at any time on or before May 13, 2009, at a price of Cdn$20.00 per share.

GOLDCORP WARRANT INDENTURE -- The Share Purchase Warrant Indenture entered into between Goldcorp and the Warrant Trustee, dated May 13, 1999;

GOLDEN REWARD MINE -- The open pit heap leach gold mine located near Lead, South Dakota, owned 100% by Wharf.

GOLDFUND -- Goldfund Ltd., a mutual fund corporation governed by the CBCA.

GOLDTRUST -- Goldtrust, a mutual fund trust established under the laws of the Province of Ontario.

HAVELOCK LIME -- The lime and limestone operations near Havelock, New Brunswick, that was 100% owned by Goldcorp until the sale by Goldcorp of the 100% interest on December 31, 1999.

INDEPENDENT COMMITTEES -- The CSA Independent Committee and the Goldcorp Independent Committee, collectively.

INFORMATION CIRCULAR -- This joint management information circular to be sent to the shareholders of each of CSA and Goldcorp in connection with the CSA Meeting and the Goldcorp Meeting, respectively.

INTERIM ORDER -- The order of the Court dated September 29, 2000, a copy of which is annexed as Schedule I to this Information Circular, which provides for, among other things, the calling and holding of the CSA Meeting and the Goldcorp Meeting.

LEXAM -- Lexam Explorations Inc., a corporation governed by the OBCA.

ME -- The Montreal Exchange.

MEETINGS -- The CSA Meeting and the Goldcorp Meeting, collectively.

NATIONAL BANK FINANCIAL -- National Bank Financial Corp., the financial advisor retained by the CSA Independent Committee, to provide an independent valuation and fairness opinion in relation to the Arrangement.

NATIONAL BANK FINANCIAL VALUATION AND FAIRNESS OPINION -- The valuation prepared in accordance with OSC Rule 61-501 and QSC Policy Q-27 and the fairness opinion in relation to the Arrangement, prepared by National Bank Financial and delivered to the CSA Independent Committee, a copy of which is annexed as SCHEDULE G to this Information Circular.

NEW GOLDCORP -- The corporation proposed to be formed under the laws of the Province of Ontario upon the amalgamation of CSA and Goldcorp pursuant to the terms of the Plan of Arrangement, having the name "Goldcorp Inc." and, unless the context requires otherwise, includes all of its subsidiaries.

NEW GOLDCORP COMMON SHARES -- The common shares of New Goldcorp to be distributed or issuable under the Arrangement and the New Goldcorp Warrants, having the rights, privileges, conditions and restrictions set forth in the Plan of Arrangement.

NEW GOLDCORP SHAREHOLDER RIGHTS PLAN -- The shareholder rights plan approved by the boards of directors of each of CSA and Goldcorp, a copy of which is annexed as SCHEDULE E to this Information Circular.

NEW GOLDCORP STOCK OPTION PLAN -- The proposed stock option plan under which options for the purchase of New Goldcorp Common Shares may be granted to directors, officers, employees and consultants of New Goldcorp and its subsidiaries and affiliates, a copy of which is annexed as SCHEDULE D to this Information Circular.

NEW GOLDCORP STOCK OPTIONS -- the options whether or not vested to purchase New Goldcorp Common Shares which are from time to time outstanding under the New Goldcorp Stock Option Plan.

NEW GOLDCORP SUPPLEMENTAL INDENTURE -- The supplemental indenture to be entered into between New Goldcorp and the Warrant Trustee, pursuant to Section 1.02 of the Goldcorp Warrant Indenture, upon the implementation of the Arrangement.

NEW GOLDCORP WARRANTS -- The 3,000,000 warrants to purchase Goldcorp Class A Subordinate Voting Shares, exercisable, as of the Effective Date of the Arrangement, to purchase New Goldcorp Common Shares.

N M ROTHSCHILD & SONS or ROTHSCHILD -- N M Rothschild & Sons Canada Limited, the financial advisor engaged by each of CSA and Goldcorp.

1934 ACT -- The United States Securities Exchange Act of 1934, as amended.

1933 ACT -- The United States Securities Act of 1933, as amended.

NYSE -- The New York Stock Exchange, Inc.

OBCA -- Business Corporations Act, R.S.O. 1990, c. B.16, as amended.

OSC -- The Ontario Securities Commission.

PLAN OF ARRANGEMENT -- The plan of arrangement involving CSA and Goldcorp, a copy of which is annexed as an exhibit to the Arrangement Agreement.

QSC -- The Quebec Securities Commission.

RECORD DATE -- September 25, 2000, the date fixed by the board of directors of each of CSA and Goldcorp as the date for the determination of shareholders entitled to attend and vote at the CSA Meeting and the Goldcorp Meeting, respectively.

RED LAKE MINE -- The gold mine located near Red Lake, Ontario, owned 100% by Goldcorp.

RESEARCH CAPITAL -- Research Capital Corporation, the financial advisor retained by the Goldcorp Independent Committee to provide an independent valuation and fairness opinion in relation to the Arrangement.

RESEARCH CAPITAL VALUATION AND FAIRNESS OPINION -- The valuation prepared in accordance with OSC Rule 61-501 and QSC Policy Q-27 and the fairness opinion in relation to the Arrangement, prepared by Research Capital and delivered to the Goldcorp Independent Committee, a copy of which is annexed as SCHEDULE H to this Information Circular.

SASKATCHEWAN MINERALS -- The sodium sulphate operations located near Chaplin and Ingebrigt, Saskatchewan, owned 100% by Goldcorp.

SECURITIES ACT -- Securities Act, R.S.O. 1990, c. S.5, as amended.

SHEARZONE -- ShearZone.com Inc., a corporation to be incorporated under the OBCA.

STOCK OPTION RESOLUTION -- The resolution creating the New Goldcorp Stock Option Plan, the form of which is annexed as SCHEDULE B to this Information Circular, to be considered and, if thought fit, passed, with or without variation by the shareholders of CSA and Goldcorp at the Meetings.

TRANSFER AGENT -- Montreal Trust Company of Canada.

TSE -- The Toronto Stock Exchange Inc.

WARRANT TRUSTEE -- Montreal Trust Company of Canada, in its capacity as trustee under the Goldcorp Warrant Indenture.

WHARF -- Wharf Resources (USA), Inc., a corporation governed by the laws of the State of Colorado.

WHARF MINE -- The open pit heap leach gold mine located near Lead, South Dakota, owned 100% by Wharf.

                                    CURRENCY

     Goldcorp adopted the United States dollar as its reporting currency for its financial statements commencing January 1, 1997. All dollar amounts in this Information Circular are in United States dollars, unless otherwise indicated. The following table sets forth, for each of the periods indicated, the rate of exchange of the United States dollar into Canadian currency at the end of each such period, the average exchange rate during each such period and the range of high and low rates for each such period:

                                  SIX MONTHS ENDED
                                      JUNE 30                    YEARS ENDED DECEMBER 31
                                  ----------------    ----------------------------------------------
                                   2000      1999      1999      1998      1997      1996      1995
                                  ------    ------    ------    ------    ------    ------    ------
Rate at end of period (1).....    1.4798    1.4735    1.4433    1.5333    1.4304    1.3697    1.3656
Average rate (2)..............    1.4675    1.4922    1.4857    1.4835    1.3845    1.3637    1.3725
High rate (1).................    1.5085    1.5302    1.4433    1.4075    1.3346    1.3307    1.3286
Low rate (1)..................    1.4350    1.4512    1.5298    1.5765    1.4399    1.3992    1.4239

---------------

Notes:

(1) The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

     On August 31, 2000, the noon rate of exchange of the Federal Reserve Bank of New York certified for United States customs purposes was Cdn$1.4720 equals US$1.00.

                                THE ARRANGEMENT

PRINCIPAL TERMS OF THE ARRANGEMENT

     AMALGAMATION OF CSA AND GOLDCORP

     CSA and Goldcorp have agreed, subject to the satisfaction of certain conditions precedent, to complete a statutory plan of arrangement under section 182 of the OBCA pursuant to which CSA and Goldcorp will amalgamate and continue under the name "Goldcorp Inc.". Under the Arrangement, all of the Goldcorp Shares held by CSA will be cancelled by operation of law without any repayment of capital, and all holders of CSA Shares and Goldcorp Shares, other than CSA, will receive, subject to the valid exercise of any dissent rights, New Goldcorp Common Shares on the following basis:

     -  2.10 New Goldcorp Common Shares for each CSA Class A Non-Voting Share;

     -  6.00 New Goldcorp Common Shares for each CSA Class B Share;

     - 1.00 New Goldcorp Common Share for each Goldcorp Class A Subordinate Voting Share; and

     -  1.25 New Goldcorp Common Shares for each Goldcorp Class B Share.

     No fractional New Goldcorp Common Shares will be issued, and New Goldcorp will make cash payments in lieu thereof. See "The Arrangement -- Fractional Shares". See also "The Arrangement -- Certain Income Tax Considerations" for a discussion of certain income tax consequences of those payments.

     The following table indicates: (i) the current aggregate direct and indirect holdings of Goldcorp Shares by each class of CSA Shares and Goldcorp Shares (excluding Goldcorp Shares held by CSA); (ii) such holdings on a pro forma basis after giving effect to completion of the Arrangement; and (iii) the changes in such holdings resulting from the Arrangement.

                                                CURRENT (1)        PRO FORMA (1)          CHANGE
                                             -----------------   -----------------   ----------------
                                               SHARES      %     SHARES (2)    %      SHARES      %
                                             ----------   ----   ----------   ----   ---------   ----
CSA Class A Non-Voting Shares (3)..........  12,581,579   15.8   13,177,662   16.0     596,083    0.2
CSA Class B Shares (3).....................     987,081    1.2    2,953,848    3.6   1,966,767    2.3
Goldcorp Class A Subordinate Voting Shares
  (4)......................................  65,552,976   82.1   65,552,976   79.4          --   (2.7)
Goldcorp Class B Shares (4)................     699,054    0.9      873,818    1.1     174,764    0.2
                                             ----------   ----   ----------   ----   ---------   ----
                                             79,820,690          82,558,303          2,737,613

---------------

(1) Includes shares underlying vested "in the money" options.

(2) New Goldcorp Common Shares.

(3) Indicates the proportionate indirect equity ownership interests that the holders of CSA Class A Non-Voting Shares and CSA Class B Shares would have in Goldcorp.

(4) Excludes Goldcorp Shares held by CSA.

     TREATMENT OF EXISTING STOCK OPTIONS

     Upon implementation of the Arrangement, each of the outstanding CSA Stock Options and Goldcorp Stock Options outstanding immediately prior to the Arrangement becoming effective will entitle the holders thereof to purchase New Goldcorp Common Shares. See "The Arrangement -- Treatment of Existing Stock Options".

     NEW GOLDCORP SHAREHOLDER RIGHTS PLAN

     Immediately following the Amalgamation upon the Arrangement becoming effective, the New Goldcorp Shareholder Rights Plan shall also become effective. The New Goldcorp Shareholder Rights Plan is intended to give the board of directors of New Goldcorp adequate time to assess any unsolicited take-over bid for New Goldcorp Common Shares and, if considered appropriate, to pursue alternatives for the purpose of maximizing value for New Goldcorp shareholders. See "Information Concerning New Goldcorp -- New Goldcorp Shareholder Rights Plan".

     NEW GOLDCORP WARRANTS

     Upon the implementation of the Arrangement, each Goldcorp Warrant outstanding immediately prior to the Effective Date will entitle the holder to purchase and New Goldcorp Common Share at the same exercise price and for the same terms and conditions applicable to the Goldcorp Warrants. See "The Arrangement -- Treatment of Existing Goldcorp Warrants".

     The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as an exhibit to the Arrangement Agreement described below under "The Arrangement -- Arrangement Agreement". The Arrangement Agreement and the Plan of Arrangement are reproduced in full in Schedule C to this Information Circular.

BENEFITS OF THE ARRANGEMENT

     CSA

     The board of directors of CSA believes that the benefits to be received by holders of CSA Shares as a result of the Arrangement will include the following:

     - New Goldcorp will be a widely-held public company with a single class of voting equity shares. The market for those New Goldcorp Common Shares will be substantially more liquid than the current market for CSA Shares.

     - The market prices for CSA Class A Non-Voting Shares prior to the public announcement of the proposed Arrangement have generally reflected a "holding company discount" from the underlying value of CSA's investment in Goldcorp. That discount should be eliminated.

     - Effective control of CSA is currently held by Evanachan through its ownership of CSA Class B Shares. After the Arrangement is completed, control of New Goldcorp will be "in the market", with every holder of New Goldcorp Common Shares having a voting interest in New Goldcorp and an impact on control of New Goldcorp that is proportionate and identical to the holder's equity ownership interest.

     - The amalgamation of CSA and Goldcorp to form New Goldcorp will eliminate concerns arising from CSA's declining levels of working capital.

     - CSA's board of directors believes that the terms of the Arrangement reflect an appropriate balancing of the rights and interests of the holders of both classes of CSA Shares and both classes of Goldcorp Shares.

     GOLDCORP

     The board of directors of Goldcorp believes that the benefits to be received by holders of Goldcorp Shares as a result of the Arrangement will include the following:

     - New Goldcorp will be a widely-held public company with a single class of voting equity shares. The market for those New Goldcorp Common Shares is expected to be more liquid than the current market for Goldcorp Shares.

     - Effective control of Goldcorp is currently held by CSA through its ownership of Goldcorp Class B Shares. After the Arrangement is completed, control of New Goldcorp will be "in the market", with every holder of New Goldcorp Common Shares having a voting interest in New Goldcorp and an impact on control of New Goldcorp that is proportionate and identical to the holder's equity ownership interest.

     - Goldcorp's board of directors believes that the terms of the Arrangement reflect an appropriate balancing of the rights and interests of the holders of both classes of Goldcorp Shares and both classes of CSA Shares. For holders of Goldcorp Class A Subordinate Voting Shares (other than CSA), the benefits of the Arrangement noted above should more than compensate for the reduction of their aggregate equity interest in Goldcorp (from 82.1% prior to the Arrangement to 79.4% following the Arrangement).

CORPORATE STRUCTURE

     The following diagrams illustrate the condensed corporate structure of CSA and Goldcorp before and after the implementation of the Arrangement.

  BEFORE THE ARRANGEMENT (1)


CSA Management Inc.

  Public: (2)   89.2% Equity
                25.8% Votes

  Evanachan and
  Robert R. McEwen: 10.8% Equity
                    74.2% Votes


  17.2% Equity
  43.6% Votes

  100% Equity and Votes

Goldcorp Inc.

  Public: (2)  82.8% Equity
               56.4% Votes

  CSA Management
  Enterprises Ltd.

Wharf Resources Ltd.

 100% Equity and Votes

Lexam Explorations Inc

 31.9% Equity and Votes



  AFTER THE ARRANGEMENT (1)


Goldcorp Inc.
(New Goldcorp)

 Public: (2)
 95.4% Equity, 95.4% Votes

 Evanachan and
 Robert R. McEwen: 4.6% Equity,
                   4.6% Votes

 100% Equity and Votes

CSA Management
Enterprises Ltd.

 100% Equity and Votes

ShearZone.com Inc. (3)

 100% Equity and Votes

Wharf Resources Ltd.

 31.9% Equity and Votes

Lexam Explorations Inc.


---------------

Notes:

(1) Based on shareholdings as at September 7, 2000 without including "in the money" vested options.

(2) Including shares held by directors and officers of CSA and Goldcorp, other than Mr. Robert R. McEwen.

(3) ShearZone.com Inc. will be incorporated prior to the Arrangement being implemented.

ARRANGEMENT AGREEMENT

     CSA and Goldcorp have entered into the Arrangement Agreement dated as of September 29, 2000. The Arrangement Agreement sets forth the terms and conditions upon which the Arrangement will be completed, contains certain representations and warranties of each of CSA and Goldcorp and sets forth a number of conditions to which the Arrangement is subject. See "The Arrangement -- Conditions Precedent to the Arrangement". See Articles 4, 5 and 6 of the Arrangement Agreement for the complete text of all the conditions precedent, general covenants and representations and warranties included in the Arrangement Agreement.

     The Arrangement Agreement provides that it may be terminated at any time by the mutual agreement of the parties thereto without further action on the part of the shareholders of either party.

CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE ARRANGEMENT

     The implementation of the Arrangement is subject to the satisfaction of certain conditions, including the following:

     - the Arrangement shall have been approved by the shareholders of both CSA and Goldcorp (See "Certain Approvals Necessary for the Arrangement -- Shareholder Approvals");

     - the Final Order shall have been obtained in form and on terms satisfactory to each of CSA and Goldcorp and having regard to the Arrangement Agreement;

     - the Final Order, together with Articles of Arrangement, shall have been accepted by the Director for filing;

     - the TSE shall have approved or conditionally approved: (i) the listing thereon of the New Goldcorp Common Shares issuable to holders of CSA Shares and Goldcorp Shares pursuant to the Arrangement; (ii) the New Goldcorp Warrants; and (iii) the listing of the New Goldcorp Common Shares issuable upon the exercise of the New Goldcorp Warrants;

     - the NYSE shall have approved or conditionally approved: (i) the listing thereon of the New Goldcorp Common Shares issuable to holders of CSA Shares and Goldcorp Shares pursuant to the Arrangement; and (ii) the listing of the New Goldcorp Common Shares issuable upon the exercise of the New Goldcorp Warrants;

     - all consents, orders, rulings, approvals and assurances, including any regulatory approvals, which are required, necessary or desirable for the completion of the Arrangement shall have been received;

     - there shall not be in force any order or decree restraining or enjoining the implementation of the Arrangement or any aspect thereof;

     - none of the consents, orders or approvals required for the implementation of the Arrangement shall contain terms or conditions that require undertakings or security considered unsatisfactory or unacceptable by either CSA or Goldcorp;

     - the board of directors of each of CSA and Goldcorp shall have determined to proceed with the Arrangement in light of the number of CSA Shares or Goldcorp Shares in respect of which the holders thereof have exercised the right to dissent from the Arrangement and have their shares repurchased for fair value; and

     - the Arrangement Agreement shall not have been terminated as provided for therein.

     If any of the conditions set forth in the Arrangement Agreement is not satisfied, the party entitled to the benefit of such condition may waive such condition or terminate the Arrangement Agreement.

CERTAIN APPROVALS NECESSARY FOR THE ARRANGEMENT

     SHAREHOLDER APPROVALS

     The Interim Order provides that, in order for the Arrangement to be implemented, each of the CSA Arrangement Resolution and the Goldcorp Arrangement Resolution (the full texts of which are annexed as Schedules A and B to this Information Circular) must be passed, with or without variation, by the holders of CSA Shares and by the holders of Goldcorp Shares, respectively. See "General Proxy Information -- Voting Shares -- CSA" and "General Proxy Information -- Voting Shares -- Goldcorp".

     COURT APPROVAL

     The Arrangement requires the approval of the Court. Prior to the mailing of this Information Circular, CSA and Goldcorp obtained the Interim Order which, among other things, directs that each corporation's shareholders be asked to consider and vote upon the appropriate special resolution at the relevant Meeting. The Notice of Return of Application for the Final Order appears at the front of this Information Circular.

     Subsequent to the issuance of the Interim Order, the TSE required that the approval of the New Goldcorp Stock Option Plan be obtained by a resolution independent of each of the CSA Arrangement Resolution and the Goldcorp Arrangement Resolution. Accordingly, prior to the Meetings, CSA and Goldcorp will seek an amendment to the Interim Order.

     As set out in the Notice of Return of Application, the hearing in respect of the Final Order is scheduled to take place on October 31, 2000, subject to the receipt of the requisite approval of each corporation's shareholders at the Meetings. At that hearing, all holders of CSA Shares and Goldcorp Shares who wish to participate or to be represented or present evidence or argument may do so, by complying with the requirements of the Notice of Return of Application accompanying this Information Circular.

     The authority of the Court under the OBCA is very broad. The Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement to the shareholders of CSA and Goldcorp. The Court may approve the Arrangement, as proposed or as amended, in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court thinks fit.

     CONSEQUENCES IF APPROVALS NOT OBTAINED

     The Arrangement will not proceed in the event that it is not approved by the required shareholder votes of both CSA and Goldcorp or is not approved by the Court.

EFFECTIVE DATE AND TIME OF THE ARRANGEMENT

     Assuming the requisite shareholder and Court approvals are received and all other conditions precedent are satisfied or waived, the components of the Arrangement will all take place on the Effective Date in the order and time set forth in the Plan of Arrangement. The Arrangement will be effected by delivery of articles of arrangement and the endorsement of a certificate of arrangement thereon in accordance with the provisions of the OBCA. The Arrangement will become effective on the date on which the certificate of arrangement is issued (the "Effective Date"). It is currently anticipated that this date will be on or about November 1, 2000.

BACKGROUND TO THE ARRANGEMENT

     The managements of CSA and Goldcorp believe that market analysts and investors have found CSA and Goldcorp difficult to value because of their current complex corporate structures, which include dual classes of equity and a holding company structure through which CSA controls approximately 43.6% of the voting rights of Goldcorp.

     DEVELOPMENT OF THE ARRANGEMENT PROPOSAL

     CSA and Goldcorp have recently become concerned that the market prices for CSA Shares and Goldcorp Shares, and the perceptions of both corporations held by investors and potential investors, have been adversely affected by the dual-class capital structures of both corporations and by the blocks of voting shares in CSA held by Evanachan and in Goldcorp held by CSA. Mr. Robert R. McEwen, the Chief Executive Officer of CSA and Goldcorp and the controlling shareholder of Evanachan, considered various means of addressing those concerns. Mr. McEwen developed a proposal involving a merger of CSA and Goldcorp and a simplification of the merged company's share capital structure that was designed to enhance the investment values of all classes of CSA Shares and Goldcorp Shares.

     Late in June 2000, Mr. McEwen discussed the proposal in general terms with representatives of the law firm Donahue Ernst & Young LLP ("Donahue"). During early July 2000, Mr. McEwen and Donahue continued to consider and develop Mr. McEwen's proposal and retained N M Rothschild & Sons, an investment banking firm, to assist them in that process.

     On July 15, 2000, Rothschild was formally engaged by the managements of CSA and Goldcorp to provide strategic and financial advisory services in connection with the development of the proposal. As part of its general engagement to develop the proposal, Rothschild was specifically engaged:

     - to assist CSA and Goldcorp (including their respective boards of directors, any committees of the boards and any financial advisors engaged by the committees) in their review, analysis and consideration of the proposal;

     -  to provide advice on the structure and details of the proposal;

     - to prepare financial and business analysis outlining the economic and other merits of the proposal to holders of each class of CSA Shares and Goldcorp Shares; and

     - generally to provide financial, strategic and other advisory services to CSA and Goldcorp in connection with the proposal.

     The managements of CSA and Goldcorp also instructed Rothschild and Donahue that, in addition to the objective of enhancing value for all holders of CSA Shares and Goldcorp Shares, the proposal should be designed to achieve an appropriate balancing of the rights and interests of each class of CSA Shares and Goldcorp Shares.

     On August 1, 2000, Rothschild, on behalf of the managements of CSA and Goldcorp, presented a proposed statutory plan of arrangement to the boards of directors of CSA and Goldcorp at separate meetings of the boards.

     ESTABLISHMENT OF INDEPENDENT COMMITTEES

     Following receipt of the presentation from Rothschild, the boards of directors of CSA and Goldcorp appointed the CSA Independent Committee and the Goldcorp Independent Committee, respectively, comprised of independent directors who were not otherwise related to CSA or Goldcorp, to consider whether the proposed Arrangement was in the best interests of the respective corporation and its minority shareholders and to report to their respective boards, and authorized them to retain independent financial and legal advisors to assist them.

     The CSA Independent Committee is comprised of Michael L. Stein (Chairman), Dr. Donald R. M. Quick and Stuart R. Horne. The CSA Independent Committee retained National Bank Financial to prepare valuations of CSA and Goldcorp and to advise the committee with respect to the fairness, from a financial point of view, of the proposed Arrangement to the minority shareholders of CSA. The CSA Independent Committee also retained Torys as its independent legal advisor.

     The Goldcorp Independent Committee is comprised of James P. Hutch (Chairman), Brian W. Jones and David R. Beatty. The Goldcorp Independent Committee retained Research Capital to prepare valuations of CSA and Goldcorp and to advise the committee with respect to the fairness, from a financial point of view, of the proposed Arrangement to the minority shareholders of Goldcorp. The Goldcorp Independent Committee also retained Cassels Brock & Blackwell LLP as its independent legal advisor.

     The deliberations of the Independent Committees are described in greater detail elsewhere in this Circular. See "The Arrangement -- Reasons for the Arrangement -- CSA -- Review and Recommendation of the CSA Independent Committee" and "The Arrangement -- Reasons for the Arrangement -- Goldcorp -- Review and Recommendation of the Goldcorp Independent Committee".

     On September 27, 2000, the board of directors of each of CSA and Goldcorp, having received the report and recommendation of the CSA Independent Committee and the Goldcorp Independent Committee, respectively, approved the Arrangement and authorized it to be submitted to shareholders and the Court for approval.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

     CSA

     THE BOARD OF DIRECTORS OF CSA UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CSA SHARES VOTE IN FAVOUR OF THE ARRANGEMENT AND THE OTHER MATTERS PROPOSED BY MANAGEMENT AT THE CSA MEETING.

     GOLDCORP

     THE BOARD OF DIRECTORS OF GOLDCORP UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF GOLDCORP SHARES VOTE IN FAVOUR OF THE ARRANGEMENT AND THE OTHER MATTERS PROPOSED BY MANAGEMENT AT THE GOLDCORP MEETING.

REASONS FOR THE ARRANGEMENT

     CSA

     Review and Recommendation of CSA Independent Committee

     Over the period from August 9, 2000 to September 26, 2000, the CSA Independent Committee met on several occasions to consider the proposed Arrangement. The CSA Independent Committee was assisted by its independent legal advisor, Torys. The CSA Independent Committee retained National Bank Financial as its independent financial advisors to prepare a formal valuation and a fairness opinion.

     Based on its deliberations, the advice of its legal and financial advisors, and the National Bank Financial Valuation and Fairness Opinion, the CSA Independent Committee concluded that the proposed Arrangement would be fair from a financial point of view to the holders of CSA Class A Non-Voting Shares and CSA Class B Shares. On September 27, 2000, the CSA Independent Committee unanimously recommended to the board of directors of CSA that the board approve the terms of the Arrangement.

     Among the factors which the CSA Independent Committee considered in reaching that conclusion were the following:

     - The proposed Arrangement involves the voluntary relinquishment of the effective voting control held by Evanachan over both CSA and Goldcorp. That effective control has been maintained by a two-tiered structure of voting, non-voting, multiple voting, and subordinate voting shares in CSA and Goldcorp. Such a two-tiered control structure and the enhanced leverage it affords to the holders of a majority of the CSA Class B Shares is, to the best of the knowledge of the CSA Independent Committee, unique in Canada.

     - The voluntary relinquishment of control by Evanachan carries significant benefits for all other CSA shareholders, described further below. Evanachan took the position that the terms of the Arrangement should reasonably compensate it for its decision to relinquish control for the benefit of other shareholders. The CSA Independent Committee, therefore, with the assistance of its advisors, considered whether those aspects of the Arrangement which favoured Evanachan did so in a reasonable manner, in light of the benefits the proposed Arrangement offers to other shareholders of CSA.

     - In that regard, the CSA Independent Committee noted, as further described in the National Bank Financial Valuation and Fairness Opinion, that the effective underlying equity interest in Goldcorp held by the CSA Class A Non-Voting Shares, as a class, would not only be maintained but would be slightly increased in the proposed Arrangement. Moreover, the voting power of the CSA Class A Non-Voting Shares, as a class, in respect of that underlying interest would increase from none at all to 15.8% in New Goldcorp. The comparable calculations with respect to the CSA Class B Shares result in an increase in underlying equity interest in Goldcorp from 1.1% to 3.4%. However, the effective voting power of former holders of CSA Class B Shares in New Goldcorp would decrease from 42.2%, a position of effective control, to 3.4%. Although the increase in equity interest from 1.1% to 3.4% is large in relative terms, it is small in absolute terms in the context of the entire capitalization of New Goldcorp, and the CSA Independent Committee evaluated it in that context.

     - The CSA Independent Committee believes that significant benefits will accrue to all shareholders of CSA as a result of the proposed Arrangement. In particular the Committee believes that the proposed Arrangement will eliminate the holding company discount associated with CSA Shares, attributable to the current holding company structure. The Committee also believes that the proposed Arrangement should cause the elimination or reduction over time of the perceived discount associated with Goldcorp Shares, the underlying assets of CSA, currently attributable to the control block held by Evanachan. The CSA Independent Committee noted that, in anticipation of the proposed Arrangement, the trading price of the CSA Class A Non-Voting Shares on the TSE had increased substantially after the proposed Arrangement was publicly announced.

     - Another benefit of the proposed Arrangement, the CSA Independent Committee believed, would be the substantial enhancement in liquidity for holders of CSA Shares, who after the Arrangement would hold shares in a widely held public company with a single class of common shares, without a controlling shareholder in a position to determine the outcome of future capital market transactions involving New Goldcorp.

     - The CSA Independent Committee was also cognisant of the fact that any transaction in the nature of the proposed Arrangement would require the consent and support of the holder of a majority of the CSA Class B Shares. If the proposed Arrangement were rejected, there is no assurance that any alternative transaction would be forthcoming which would provide to holders of CSA Shares the benefits the committee believes would flow from the proposed Arrangement.

     In reaching its conclusion, the CSA Independent Committee also carefully considered the National Bank Financial Valuation and Fairness Opinion.

     Deliberations of CSA Board of Directors

     The board of directors of CSA reviewed, among other things, the proposed Arrangement, the recommendations of the CSA Independent Committee and the National Bank Financial Valuation and Fairness Opinion. The board of directors of CSA concluded that the proposed Arrangement would provide significant benefits to the holders of CSA Shares, as described immediately above under "Review and Recommendation of CSA Independent Committee" and also above under "The Arrangement -- Benefits of the Arrangement -- CSA", and determined that the proposed Arrangement was in the best interests of CSA and its shareholders generally.

     At the conclusion of its deliberations, the board of directors of CSA unanimously approved the terms of the Arrangement and resolved to submit the Arrangement to CSA shareholders and the Court for their approval.

     National Bank Financial Valuation and Fairness Opinion

     The Arrangement may be considered a "going private transaction" within the meaning of OSC Rule 61-501 and QSC Policy Q-27 and therefore the CSA Independent Committee instructed National Bank Financial to prepare formal valuations of CSA and Goldcorp in accordance with that Rule and Policy. National Bank Financial noted that CSA's investment in Goldcorp Shares represents 96% of the book value of CSA's assets, and concluded that formal valuations of the underlying assets of CSA and Goldcorp would not be informative for CSA shareholders. National Bank Financial instead determined that the appropriate valuation methodology would be a relative valuation of the four relevant classes of CSA Shares and Goldcorp Shares.

     In its valuation and fairness opinion, National Bank Financial noted that, under the terms of the Arrangement, the aggregate indirect equity interest in Goldcorp of the holders of CSA Class A Non-Voting Shares would increase from the current 15.0% indirect interest in Goldcorp to a 15.8% direct interest in New Goldcorp, and the combined voting power of those shares would increase from nil to 15.8%. The holders of CSA Class B Shares would experience an increase in their equity interest from the current 1.1% indirect interest in Goldcorp to a 3.4% direct interest in New Goldcorp; however the voting power of those shares would decrease dramatically from 42.2% to 3.4% following the Arrangement.

     National Bank Financial concluded that the benefits of the proposed Arrangement for both classes of CSA Shares included increased liquidity, elimination of the "holding company discount", and increases in their equity interests. Holders of CSA Class B Non-Voting Shares would also obtain voting rights. The disadvantages identified by National Bank Financial were, for holders of CSA Class B Shares, the dramatic reduction in the voting power of those shares and, for holders of CSA Class A Non-Voting Shares, a proportionately lesser increase in their equity interest in New Goldcorp compared with the holders of CSA Class B Shares. In the latter regard, National Bank Financial noted that the greater increase in the equity interest for holders of CSA Class B Shares reflected compensation for the relinquishment of voting control.

     Based on its analysis of the factors it considered relevant, National Bank Financial is of the opinion that the exchange ratios for the conversion of CSA Shares and Goldcorp Shares into New Goldcorp Common Shares under the Arrangement are fair, from a financial point of view, to the holders of CSA Class A Non-Voting Shares and CSA Class B Shares, from both relative valuation and fairness perspectives.

     The National Bank Financial Valuation and Fairness Opinion, a copy of which is annexed as Schedule G to this Information Circular, is subject to certain assumptions, limitations and qualifications. The preparation of a valuation and fairness opinion is a complex process and such an opinion is not readily susceptible to partial analysis or summary description. CONSEQUENTLY, THE NATIONAL BANK FINANCIAL VALUATION AND FAIRNESS OPINION SHOULD BE READ AND CONSIDERED IN ITS ENTIRETY.

     GOLDCORP

     Review and Recommendation of Goldcorp Independent Committee

     On August 1, 2000, the board of directors of Goldcorp appointed Messrs. Hutch, Jones and Beatty as the Goldcorp Independent Committee to:

     (a)   receive details of the proposed Arrangement;

     (b) analyze the proposed Arrangement from the standpoint of Goldcorp and the minority shareholders of Goldcorp; and

     (c) consider and advise the board of directors of Goldcorp as to whether the proposed Arrangement is in the best interests of Goldcorp and the minority shareholders of Goldcorp, it being understood that the Goldcorp Independent Committee had no mandate to suggest modifications or renegotiate the terms of the proposed Arrangement without further specific authorization from the board of directors of Goldcorp.

The Goldcorp Independent Committee was also entitled, without further authorization from the board of directors of Goldcorp to consider all matters that it considered relevant in addition to those listed above.

     The Goldcorp Independent Committee appointed Cassels Brock & Blackwell LLP as independent legal counsel and, after considering the proposals of a number of qualified financial advisors, engaged Research Capital to provide the Research Capital Valuation and Fairness Opinion.

     The members of the Goldcorp Independent Committee met formally six times and informally numerous times over the period from August 1, 2000 to September 27, 2000 to study the Arrangement, to consider and discuss the issues arising therefrom with their respective legal and financial advisors, to consider and review the preparation and analysis involved in the Research Capital Valuation and Fairness Opinion, to ask questions of management, and generally to inform themselves as to the nature and scope of the Arrangement and its effects and impact on the two companies and, in particular, the impact on the minority shareholders of Goldcorp. Members of the Goldcorp Independent Committee had unrestricted access to all members of the managements of Goldcorp and CSA, all information with respect to the assets, business and affairs of each of Goldcorp and CSA and all of the present and past consultants and advisors to each of Goldcorp and CSA.

     Following delivery of the draft Research Capital Valuation and Fairness Opinion, the Goldcorp Independent Committee met with representatives of Research Capital to further discuss the valuation methodologies and conclusions set forth in the draft opinion. The Goldcorp Independent Committee satisfied itself that the Research Capital Valuation and Fairness Opinion had been prepared using valuation approaches and analyses that were appropriate in the circumstances and, therefore, the Goldcorp Independent Committee could rely on the Research Capital Valuation and Fairness Opinion.

     Upon receipt of the final Research Capital Valuation and Fairness Opinion, the Goldcorp Independent Committee completed its review of the terms and provisions of the Arrangement and the Research Capital Valuation and Fairness Opinion and concluded that the terms of the Arrangement are fair, from a financial point of view, to the minority holders of Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares. After such review, the Goldcorp Independent Committee recommended to the board of directors of Goldcorp that the board approve the terms of the Arrangement.

     In making its recommendation, the Goldcorp Independent Committee considered, among other things, the following:

     - information with respect to the financial condition, business and operations of Goldcorp and CSA on both an historical and prospective basis;

     - historical information regarding the trading prices of the shares of each of Goldcorp and CSA;

     -     the audited financial statements of each of Goldcorp and CSA;

     -     the pro forma financial statements of New Goldcorp;

     - the information relating to each of Goldcorp and CSA, as set out in the most recent draft of this Information Circular;

     - the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

     - the Research Capital Valuation and Fairness Opinion indicating that, in the opinion of Research Capital, the Arrangement is fair, from a financial point of view, to Goldcorp shareholders other than CSA;

     - the benefits to be received by shareholders of Goldcorp as a result of the Arrangement which the Goldcorp Independent Committee believes will include:

        - the elimination or reduction over time of the perceived discount associated with the shares of Goldcorp attributable to the control block held by CSA; and

        - enhanced liquidity attributable to holding shares in a widely held public company with a single class of common shares;

     - the fact that the Arrangement will eliminate conflicts of interest for management of Goldcorp and CSA and duplication of overhead expenses for the two companies;

     -     the tax treatment of shareholders of Goldcorp under the Arrangement;
           and

     - the fact that shareholders of Goldcorp who believe that the terms of the Arrangement are not fair have the right to dissent and demand payment of the fair value of their shares in accordance with the OBCA.

     Deliberations of Goldcorp Board of Directors

     The board of directors of Goldcorp reviewed, among other things, the proposed Arrangement, the recommendations of the Goldcorp Independent Committee and the Research Capital Valuation and Fairness Opinion. The board of directors of Goldcorp concluded that the proposed Arrangement would provide significant benefits to the holders of Goldcorp Shares, as described immediately above under "The Arrangement -- Reasons for the Arrangement -- Goldcorp -- Review and Recommendation of Goldcorp Independent Committee" and also above under "The Arrangement -- Benefits of the Arrangement -- Goldcorp", and determined that the Arrangement was in the best interests of Goldcorp and its shareholders generally.

     At the conclusion of its deliberations, the board of directors of Goldcorp unanimously approved the terms of the Arrangement and resolved to submit the Arrangement to Goldcorp shareholders and the Court for their approval.

     Research Capital Valuation and Fairness Opinion

     In considering the proposed Arrangement for the purpose of advising the Goldcorp Independent Committee, Research Capital concluded that it would be appropriate to conduct a relative valuation of the Goldcorp Shares and the CSA Shares, and that valuations of the underlying assets of CSA and Goldcorp would be inappropriate in the circumstances.

     Research Capital noted that CSA controls approximately 43% of the votes attached to the outstanding Goldcorp Shares and that CSA and the holders of Goldcorp Class B Shares control more than 49% of those votes, representing de facto control of Goldcorp. Research Capital considered the appropriate apportionment of the value associated with control among the relevant classes of CSA Shores and Goldcorp Shares, and concluded that an appropriate apportionment would be in the range of approximately 89% to 95% for the CSA Shares (viewed as a single block) and approximately 5% to 11% for the Goldcorp Class B Shares.

     Research Capital then analysed numerous recent transactions involving the reorganization of dual-class capital structures into a single class of common shares. Research Capital noted that such reorganizations typically involve an increase in the proportionate equity ownership for the holders of the superior voting shares to compensate them for the decrease in relative voting power, and a corresponding dilution of the equity interests of holders of the inferior voting class. In the context of the Arrangement, Research Capital concluded that an appropriate level of dilution for the holders of Goldcorp Class A Subordinate Voting Shares would be in the range of 2.5% to 5.0% and more appropriately in the upper end of that range.

     Based on its conclusions as to the apportionment of the value associated with control of Goldcorp and as to the appropriate levels of dilution, Research Capital then calculated the relative ranges of equity participation in New Goldcorp that it considered appropriate and compared the terms of the proposed Arrangement to these ranges, as follows:

                                                              EQUITY OWNERSHIP IN NEW
                                                                      GOLDCORP
                                                              ------------------------
                                                               LOW    HIGH    PROPOSED
                                                              -----   -----   --------
Goldcorp Class A Subordinate Voting Shares..................  78.0%   80.1%    79.4%
Goldcorp Class B Shares.....................................   1.0%    1.3%     1.1%
CSA Shares (combined).......................................  18.8%   20.9%    19.6%

     Research Capital also reviewed trading statistics for other securities it considered relevant, and conducted other analysis it considered appropriate, in order to support the conclusions described above.

     Based on its analysis, Research Capital is of the opinion that the terms of the proposed Arrangement are fair, from a financial point of view, to the holders (other than CSA) of Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares.

     The Research Capital Valuation and Fairness Opinion, a copy of which is annexed as Schedule H to this Information Circular, is subject to certain assumptions, limitations and qualifications. The preparation of a valuation and fairness opinion is a complex process and such an opinion is not readily susceptible to partial analysis or summary description. CONSEQUENTLY, THE RESEARCH CAPITAL VALUATION AND FAIRNESS OPINION SHOULD BE READ AND CONSIDERED IN ITS ENTIRETY.

SECURITIES LAW IMPLICATIONS

     CANADA

     If the Arrangement proceeds, all New Goldcorp Common Shares received by holders of CSA Shares and Goldcorp Shares pursuant to the Arrangement will be freely tradeable in Canada, except that any person, company or combination thereof holding a sufficient number of New Goldcorp Common Shares to affect materially the control of New Goldcorp will be restricted in their ability to resell such shares pursuant to securities laws applicable in Canada.

     UNITED STATES

     New Goldcorp Common Shares Exempt from Registration in the United States

     Certain shareholders of CSA and Goldcorp are residents of the United States. The New Goldcorp Common Shares to be issued pursuant to or in connection with the Arrangement have not been registered under the 1933 Act and are being issued in reliance on an exemption from the registration requirements set forth in Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved by a court of competent jurisdiction, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities in such exchange have the right to appear. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the securities issued in connection with the Arrangement.

     Resale of New Goldcorp Common Shares in the United States

     The restrictions on resale imposed by the 1933 Act will depend on whether the recipients of New Goldcorp Common Shares were "affiliates" of CSA or Goldcorp prior to the Arrangement or will be "affiliates" of New Goldcorp after the consummation of the Arrangement. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer. "Control" means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

     Shareholders who were not affiliates of either CSA or Goldcorp prior to the Arrangement and who are not affiliates of New Goldcorp after consummation of the Arrangement may freely resell the New Goldcorp Common Shares received pursuant to the Arrangement.

     Shareholders who were affiliates of either CSA or Goldcorp prior to the Arrangement but who are not affiliates of New Goldcorp after the consummation of the Arrangement may not sell the New Goldcorp Common Shares received to a "U.S. person" or in the "United States", as these terms are defined in Rule 902 of Regulation S under the 1933 Act, without registration under the 1933 Act or pursuant to an exemption from registration. Shareholders fitting within this category may seek to utilize the exemptions provided by Rule 145(d)(1), Rule 145(d)(2), Rule 145(d)(3) or Regulation S under the 1933 Act.

     Similarly, shareholders who were affiliates of either CSA or Goldcorp prior to the Arrangement and who are affiliates of New Goldcorp after the consummation of the Arrangement may not sell the New Goldcorp Common Shares received to a "U.S. person" or in the "United States", as these terms are defined in Rule 902 of Regulation S under the 1933 Act, without registration under the 1933 Act or pursuant to an exemption from registration. Shareholders fitting within this category may seek to utilize the exemptions provided by Rule 145(d)(1) or Regulation S under the 1933 Act. The exemptions provided by Rule 145(d)(2) and Rule 145(d)(3) are not available to shareholders in this category as these exemptions are not available to affiliates of the issuer of the securities.

     Rule 145(d)(1) generally provides that an affiliate of CSA or Goldcorp may not resell New Goldcorp Common Shares received in the Arrangement, except pursuant to an effective registration statement or pursuant to the current public information, volume and manner of sale limitations of Rule 144 under the 1933 Act. The current public information provisions generally require that the issuer have been subject to various reporting requirements imposed by the 1934 Act for at least 90 days preceding the sale of the securities and that the issuer have filed all of the reports required thereunder during the 12 months preceding such sale or for such shorter period that the issuer was required to file such reports. The volume limitations generally require that any sales made by such affiliate not exceed in any three-month period the greater of 1% of the outstanding New Goldcorp Common Shares or the average weekly trading volume of the New Goldcorp Common Shares in the United States for the four calendar weeks prior to the commencement of such three-month period. The manner of sale limitations require that such sales be made in unsolicited "brokers transactions". Rule 145(d)(2) provides that the foregoing volume and manner of sale limitations will not apply after a period of one year, provided that there is adequate public information available with respect to New Goldcorp. Rule 145(d)(3) provides that all of the foregoing limitations will not apply after a period of two years, provided that the seller of the New Goldcorp Common Shares has not been an affiliate of New Goldcorp for three months prior to the resale. Both periods commence with the issuance of New Goldcorp Common Shares. Any period for which CSA Shares or Goldcorp Shares were held will not be included in the holding periods for New Goldcorp Common Shares.

     An affiliate of CSA or Goldcorp may resell New Goldcorp Common Shares received in the Arrangement in sales outside the United States pursuant to Regulation S under the 1933 Act, provided that: (i) the seller is not an affiliate of New Goldcorp, or is an affiliate solely by virtue of being an officer or director of New Goldcorp; (ii) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believe that the buyer is outside of the United States, or (B) the transaction was executed on or through the facilities of the TSE and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (iii) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; and
(iv) the contemplated sale is not a transaction, or part of series of transactions, which, although in technical compliance with Regulation S under the 1933 Act, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

     OPTIONS AND WARRANTS

     A discussion of the treatment of options, warrants or other securities exercisable for or convertible into New Goldcorp Common Shares is beyond the scope of this section. However, recipients of such securities should be aware that, absent the registration of the New Goldcorp Common Shares underlying such securities, it is possible that they may not be exercisable by or on behalf of a "U.S. person" or in the "United States" as these terms are defined in Rule 902 of Regulations under the 1933 Act.

     THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF UNITED STATES SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF NEW GOLDCORP SECURITIES RECEIVED IN OR PURSUANT TO THE ARRANGEMENT. FURTHER, IT DOES NOT ADDRESS RESTRICTIONS APPLICABLE TO SECURITIES EXERCISABLE FOR OR CONVERTIBLE INTO NEW GOLDCORP COMMON SHARES. RECIPIENTS OF NEW GOLDCORP COMMON SHARES AND SECURITIES EXERCISABLE FOR OR CONVERTIBLE INTO NEW GOLDCORP COMMON SHARES ARE URGED TO OBTAIN LEGAL ADVICE TO ENSURE THAT THE RESALE, EXERCISE OR CONVERSION OF SUCH SECURITIES COMPLIES WITH APPLICABLE UNITED STATES SECURITIES LAWS. FURTHER INFORMATION APPLICABLE TO UNITED STATES SHAREHOLDERS IS DISCLOSED UNDER THE HEADING "NOTICE TO UNITED STATES SHAREHOLDERS" AT THE FRONT OF THIS INFORMATION CIRCULAR.

CERTAIN INCOME TAX CONSIDERATIONS

     CANADA

CC The following is a general summary, prepared by Donahue Ernst & Young LLP and Ernst & Young LLP, of the principal Canadian federal income tax considerations with respect to the proposed Amalgamation. This summary is generally applicable to shareholders who at all relevant times deal at arm's length with the Amalgamating Corporations, who hold CSA Shares and/or Goldcorp Shares and will hold their New Goldcorp Common Shares as capital property and, in the case of shareholders who are not resident in Canada, who do not, and will not hold or use, and are not, and will not be, deemed to hold or use their CSA Shares and/or Goldcorp Shares in connection with a business carried on in Canada, all for the purposes of the Income Tax Act (Canada) (the "Act"). Further, special rules that are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

     CSA Shares or Goldcorp Shares will generally be considered to be capital property to a holder unless the holder holds them in the course of carrying on a business of buying and selling such securities, or as "mark-to-market" properties, or acquired them in a transaction considered to be an adventure in the nature of trade. Certain persons resident in Canada whose CSA Shares or Goldcorp Shares might not otherwise qualify as capital property may be able to qualify them as such by making the irrevocable election permitted by subsection 39(4) of the Act.

     This summary is based upon the current provisions of the Act, the regulations thereunder (the "Regulations"), the Canada-United States Income Tax Convention (the "U.S. Convention") and Donahue Ernst & Young LLP's and Ernst & Young LLP's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). This summary also takes into account all specific proposals to amend the Act and Regulations publicly announced by, or on behalf of the Minister of Finance of Canada prior to the date hereof (the "Proposed Amendments"), including the proposals contained in the federal budget (the "Budget Proposals") tabled on February 28, 2000. No assurance can be given that the Proposed Amendments will be enacted or will be enacted as tabled or announced. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES. IN PARTICULAR, SHAREHOLDERS THAT ARE SUBJECT TO THE "MARK-TO-MARKET" RULES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS IN RESPECT OF THE INCOME TAX CONSEQUENCES TO THEM OF THE AMALGAMATION, AS THE FOLLOWING DISCUSSION DOES NOT APPLY TO SUCH SHAREHOLDERS.

     Residents of Canada

     The following portion of the summary is generally applicable to a shareholder, as described above, who is a resident or who is deemed to be a resident of Canada for the purposes of the Act.

    Exchange of Shares of the Amalgamating Corporations for New Goldcorp Common Shares under the Amalgamation

     A holder of CSA Shares who exchanges such shares for New Goldcorp Common Shares by reason of the Amalgamation will not realize any capital gain or capital loss when CSA Shares held by the shareholder are exchanged for New Goldcorp Common Shares on the Amalgamation. New Goldcorp Common Shares received by a CSA shareholder on the Amalgamation will be deemed to have been acquired at a cost equal to the adjusted cost base to the CSA shareholder of such shareholder's CSA Shares immediately before the Amalgamation.

     A holder of Goldcorp Shares who exchanges such shares for New Goldcorp Common Shares by reason of the Amalgamation will not realize any capital gain or capital loss when Goldcorp Shares held by the shareholder are exchanged for New Goldcorp Common Shares on the Amalgamation. New Goldcorp Common Shares received by a Goldcorp shareholder on the Amalgamation will be deemed to have been acquired at a cost equal to the adjusted cost base to the Goldcorp shareholder of such shareholder's Goldcorp Shares immediately before the Amalgamation.

     Where a shareholder owns shares in both Amalgamating Corporations, and/or more than one class of shares in either or both of CSA and Goldcorp, the averaging rules contained in the Act will generally apply to determine the adjusted cost base to such holder of such shareholder's New Goldcorp Common Shares received by such shareholder in exchange for such shareholder's CSA Shares and Goldcorp Shares by reason of the Amalgamation.

     Under CCRA administrative practice, if a shareholder receives cash in an amount not exceeding Cdn$200 in lieu of a fraction of a New Goldcorp Common Share on the Amalgamation, the holder may ignore the computation of any gain or loss on the partial disposition and reduce the adjusted cost base of the New Goldcorp Common Shares received on the Amalgamation by the amount of such cash. Alternatively, the holder may include the gain or loss in the computation of the holder's income if the holder chooses to do so.

     New Goldcorp Common Shares

     Dividends received on the New Goldcorp Common Shares will be subject to the tax treatment generally applicable to dividends paid by Canadian public corporations on ordinary common shares.

     A disposition of New Goldcorp Common Shares will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the New Goldcorp Common Shares to the holder immediately before the disposition.

     Under the Budget Proposals, subject to certain transitional rules, a holder will be required to include in such shareholder's income two-thirds of the amount of any capital gain (a "taxable capital gain") resulting from the disposition of a New Goldcorp Common Share and will be entitled to deduct a corresponding portion of the amount of any capital loss (an "allowable capital loss") resulting from the disposition of a New Goldcorp Common Share against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Act and the Budget Proposals. Where the holder is an individual, a capital gain may give rise to alternative minimum tax under the Act. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3 per cent on taxable capital gains.

     The amount of any capital loss arising on a disposition or deemed disposition of a New Goldcorp Common Share by a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Goldcorp Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

     ELIGIBILITY FOR INVESTMENT

     The New Goldcorp Common Shares will, when issued under the Amalgamation, be qualified investments under the Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

     The New Goldcorp Common Shares will not, when issued under the Amalgamation, be foreign property under the Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds, and deferred profit sharing plans or for certain other tax-exempt persons.

     NON-RESIDENTS OF CANADA

     The following portion of the summary is generally applicable to a shareholder who is a non-resident or is deemed to be a non-resident of Canada and who has never been a resident of Canada for the purposes of the Act.

     The consequences to shareholders who are not resident in Canada, upon the exchange of CSA Shares or Goldcorp Shares for New Goldcorp Common Shares on the Amalgamation, will be the same as described under the heading "Certain Income Tax Considerations -- Canada -- Residents of Canada -- Exchange of Shares of the Amalgamating Corporations for New Goldcorp Common Shares under the Amalgamation".

     NEW GOLDCORP COMMON SHARES

     A holder will generally not be subject to tax under the Act on any capital gain realized on the disposition of New Goldcorp Common Shares, unless such shares are "taxable Canadian property" to the holder for purposes of the Act and the holder is not entitled to relief under an applicable tax treaty.

     New Goldcorp Common Shares will not be taxable Canadian property of a holder unless either, at any time within the 60-month period that ends at the time of the disposition of the New Goldcorp Common Shares, 25% or more of the issued shares of any class or series of shares of New Goldcorp were owned by the holder, by persons with whom the holder did not deal at arm's length or by a combination thereof (determined on the assumption that such holders exercised all the rights to acquire New Goldcorp Common Shares owned by them) or the CSA Shares or Goldcorp Shares that were exchanged for New Goldcorp Common Shares on the Amalgamation were taxable Canadian property. The CSA Shares or Goldcorp Shares would have been taxable Canadian property if, at any time within the 60-month period ending on the Amalgamation, 25% or more of the issued shares of any class or series of shares of CSA or Goldcorp were owned by the holder, by persons with whom the holder did not deal at arm's length, or by a combination thereof (determined on the assumption that such holders exercised all rights to acquire CSA Shares or Goldcorp Shares owned by them).

     If the New Goldcorp Common Shares are taxable Canadian property to a holder who is a resident of the United States and entitled to the benefits of the U.S. Convention, any gain arising on the sale of such shares will not be subject to tax in Canada unless the value of the New Goldcorp Common Shares is derived principally from real property situated in Canada. FOR HOLDERS OF NEW GOLDCORP COMMON SHARES ACQUIRED PURSUANT TO THE AMALGAMATION WHO

ARE NOT RESIDENT IN THE UNITED STATES AND TO WHOM SUCH SHARES ARE TAXABLE CANADIAN PROPERTY, THE CANADIAN TAX CONSEQUENCES MAY BE MATERIALLY DIFFERENT. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS.

     Dividends paid or credited or deemed to be paid or credited by New Goldcorp on the New Goldcorp Common Shares will generally be subject to Canadian withholding tax at the rate of 25%, unless reduced under an applicable tax treaty. Under the U.S. Convention, the rate is generally reduced to 15%.

DISSENTING SHAREHOLDERS

     Shareholders are permitted to dissent from the CSA Arrangement Resolution or the Goldcorp Arrangement Resolution. A dissenting shareholder will be entitled, in the event that the Arrangement (and the Amalgamation) becomes effective, to be paid by New Goldcorp the fair value of the CSA Shares or Goldcorp Shares held by such holder determined as at the appropriate date. Under the current administrative practice of CCRA, where a shareholder dissents from an amalgamation and receives a cash payment for such shareholder's shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition equal to the amount of the payment received by the holder, rather than a deemed dividend (provided that interest, if any, awarded by the Court will be treated as ordinary income). In the case of a dissenting shareholder who, for the purposes of the Act, is neither resident nor deemed to be resident in Canada, the amount of any resulting capital gain will not be subject to Canadian tax unless that non-resident dissenting shareholder's CSA Shares or Goldcorp Shares constitute "taxable Canadian property" within the meaning of the Act. See "Certain Income Tax Considerations -- Canada -- Non-Residents of Canada -- New Goldcorp Common Shares" for a discussion regarding taxable Canadian property. Interest, if any, awarded by the Court and paid to a non-resident shareholder will be subject to withholding tax. Dissenting shareholders should consult their own tax advisors.

     UNITED STATES

     Importance of Obtaining Tax Advice

     The Amalgamating Corporations have received advice from McKee Nelson, Ernst & Young LLP, special U.S. legal counsel to the Amalgamating Corporations, that the following discussion is a fair and adequate summary of the material U.S. federal income tax consequences of the Arrangement and the Amalgamation to holders of CSA Shares and Goldcorp Shares who are "United States persons" and who hold their shares or warrants as capital assets ("U.S. Holders"). For U.S. federal income tax purposes, "United States persons" generally include: (i) citizens or residents of the U.S.; (ii) corporations organized under the laws of the U.S. or any state thereof; (iii) any estate whose income is subject to U.S. federal income tax regardless of its source; or (iv) any trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This discussion is based on current law. No statutory, judicial or administrative authority exists which directly addresses certain of the U.S. federal income tax consequences of the Arrangement or the Amalgamation. Moreover, no advance income tax ruling has been sought or obtained from the U.S. Internal Revenue Service ("IRS") regarding the tax consequences of any of the transactions described herein, and there can be no assurance that the IRS will take the same view of the tax consequences of the Arrangement or the Amalgamation as the view expressed herein.

     The discussion set forth below is for general information purposes only. It is intended only as a summary of certain U.S. federal income tax consequences of the Arrangement and the Amalgamation and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision to vote in favor of the Arrangement. It may not fully describe the U.S. federal income tax considerations relevant to persons who may be subject to special tax rules due to their particular circumstances, such as partnerships owning shares, persons owning 5% or more of the stock of CSA or Goldcorp (actually or constructively, by vote or value) immediately after the Arrangement, banks, insurance companies, dealers in securities or currencies, individuals who acquired their CSA Shares or Goldcorp Shares in connection with the performance of services, persons subject to the alternative minimum tax or persons who hold CSA Shares or Goldcorp Shares as a position in a "straddle" or as part of a "conversion transaction" for tax purposes.

     The discussion does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address state, local or foreign tax consequences of the Arrangement and the Amalgamation. The discussion is based upon the Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change and any change could affect the continuing validity of this discussion.

     Therefore, U.S. Holders of CSA Shares and U.S. Holders of Goldcorp Shares, along with any other United States persons who are shareholders of the Amalgamating Corporations or who hold Goldcorp Warrants, are urged to consult with their tax advisor regarding the U.S. tax consequences of the Arrangement and the Amalgamation, including the effects of federal, state, local, foreign and other tax laws.

     U.S. Holders of Goldcorp Shares

     While the U.S. federal income tax treatment of the Arrangement and the Amalgamation is not entirely free from doubt, the Arrangement and the Amalgamation should qualify as a "reorganization" within the meaning of section 368(a) of the Code.

     In such case, a U.S. Holder who exchanges all of such holder's Goldcorp Shares in the Arrangement for New Goldcorp Common Shares:

     (i) will not recognize gain or loss upon such exchange, except that a U.S. Holder who receives cash proceeds in lieu of a fractional Goldcorp Share generally will recognize gain or loss equal to the difference between the amount of such proceeds and the tax basis allocated to the fractional share interest; such gain or loss will constitute long-term capital gain or loss if the holding period for the shares surrendered in exchange therefor exceeds one year at the Effective Date;

     (ii) a U.S. Holder's tax basis in the New Goldcorp Common Shares received will equal such holder's adjusted tax basis in the Goldcorp Shares surrendered in exchange therefor (reduced by any amount allocated to a fractional Goldcorp Share with respect to which cash is received); and

     (iii) will have a holding period with respect to the New Goldcorp Common Shares that includes the period during which the Goldcorp Shares surrendered in exchange therefor were held.

     The foregoing may not apply with respect to any U.S. Holder who owns, immediately after the Arrangement, New Goldcorp Common Shares representing 5% or more of the voting power or value of all of the outstanding shares of New Goldcorp, actually or constructively. Such holders should consult their tax advisors regarding the tax consequences to them of the Arrangement and Amalgamation.

     U.S. Holders of CSA Shares

     For U.S. federal income tax purposes, a foreign corporation is generally classified as a passive foreign investment company ("PFIC") for any taxable year during which either: (i) 75% or more of its gross income is passive income; or
(ii) the average value of its "passive assets" is 50% or more of the average value of all of its assets for such year. While there can be no assurance with respect to the classification of CSA, it appears that CSA constituted a PFIC during the current taxable year as well as during one or more of its prior taxable years.

     IF A U.S. HOLDER OF CSA SHARES HAS NOT MADE AN ELECTION TO EITHER TREAT CSA AS A QUALIFIED ELECTING FUND UNDER SECTION 1295 OF THE CODE OR TO MARK TO MARKET ITS CSA SHARES UNDER SECTION 1296 OF THE CODE FROM THE FIRST YEAR DURING WHICH SUCH U.S. HOLDER OWNED CSA SHARES AND CSA WAS A PFIC, ALTHOUGH THE ISSUE IS NOT FREE FROM DOUBT, UNDER PROPOSED TREASURY REGULATIONS THE U.S. HOLDER SHOULD RECOGNIZE ANY GAIN (BUT NOT LOSS) REALIZED UPON THE RECEIPT OF NEW GOLDCORP COMMON SHARES IN EXCHANGE FOR CSA SHARES. THIS WILL BE TRUE NOTWITHSTANDING THE FACT THAT THE ARRANGEMENT AND AMALGAMATION SHOULD CONSTITUTE A "REORGANIZATION" WITHIN THE MEANING OF SECTION 368 OF THE CODE. THE U.S. HOLDER OF CSA SHARES SHOULD RECOGNIZE GAIN (BUT NOT LOSS) EVEN IF SUCH U.S. HOLDER DOES NOT DISSENT AND RECEIVES NO CASH PROCEEDS TO PAY ANY TAXES WHICH MAY BE DUE AS A RESULT OF RECOGNIZING SUCH GAIN.

     A U.S. Holder of CSA Shares who does not dissent from the Arrangement will recognize gain equal to the amount, if any, by which the fair market value of the New Goldcorp Common Shares received exceeds the adjusted tax basis of the CSA Shares surrendered in exchange therefor, without receiving any cash proceeds to pay any taxes due as a result of any gain that is recognized.

     If a U.S. Holder of CSA Shares is required to recognize gain on the exchange of CSA Shares for New Goldcorp Common Shares as described above, or dissents from the Arrangement and receives cash proceeds for its CSA Shares, then: (i) the U.S. Holder will be required to allocate any gain recognized upon the disposition of the U.S. Holder's CSA Shares ratably over the U.S. Holder's holding period for such shares; (ii) the amount allocated to each year other than (x) the year of disposition of the CSA Shares or (y) any year prior to the beginning of the first taxable year of CSA for which it was a PFIC, will be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge will be imposed upon the resulting tax attributable to each such year (which such charge will accrue from the date of the return for the taxable year to which such tax was allocated); and (iii) amounts allocated to periods described in (x) and (y) will be taxable to the U.S. Holder as ordinary income.

     In addition, a U.S. Holder of CSA Shares who does not dissent from the Arrangement and recognizes gain upon the receipt of New Goldcorp Common Shares will have a tax basis in the New Goldcorp Common Shares received which will equal such holder's adjusted tax basis in the CSA Shares surrendered in exchange therefor, plus the amount of gain recognized as described above, less any amount allocated to a fractional CSA Share with respect to which cash is received. Under proposed Treasury Regulations, the holding period of the New Goldcorp Common Shares received by such U.S. Holder of CSA Shares will begin with the day after the Effective Date.

     A U.S. Holder who realizes a loss upon such holder's exchange of CSA Shares for New Goldcorp Common Shares (i.e., the holder's adjusted tax basis for its CSA Shares exceeds the fair market value of the New Goldcorp Common Shares received in exchange therefor) should not recognize such loss for U.S. federal income tax purposes. Such U.S. Holder's tax basis in the New Goldcorp Common Shares received will equal the holder's adjusted tax basis in the CSA Shares surrendered in exchange therefor (reduced by any amount allocated to a fractional CSA Share with respect to which cash is received). Such U.S. Holders' holding period with respect to the New Goldcorp Common Shares received generally will include the period during which the CSA Shares surrendered in exchange therefor were held. If such holder receives cash in exchange for its CSA Shares (either for fractional shares or with respect to shares for which rights of dissent are exercised), the holder generally will recognize its loss to the extent (if any) such holder's tax basis in the surrendered CSA Shares exceeds the cash received in exchange therefor.

     The foregoing may not apply with respect to any U.S. Holder who owns, immediately after the Arrangement, New Goldcorp Common Shares representing 5% or more of the voting power or value of all of the outstanding stock of New Goldcorp, actually or constructively. Such holders should consult their tax advisors regarding the tax consequences to them of the Arrangement and the Amalgamation.

     U.S. Holders of CSA Shares are urged to immediately consult with their tax advisor regarding the U.S. tax consequences of the Arrangement and the Amalgamation, including the effects of federal, state, local, foreign and other tax laws.

     Dissenting U.S. Holders

     Holders of Goldcorp Shares and CSA Shares are permitted to dissent from the Arrangement. A dissenting U.S. Holder will be entitled, in the event the Arrangement becomes effective, to receive the fair value of the Goldcorp Shares or CSA Shares held by such U.S. Holder.

     A U.S. Holder of Goldcorp Shares who exercises rights of dissent in connection with the Arrangement will recognize gain or loss equal to the difference between the amount of cash received in connection therewith (other than in respect of interest awarded by a court or imputed under the U.S. federal income tax laws) and such U.S. Holder's adjusted tax basis in its Goldcorp Shares. Any such gain or loss will be long-term capital gain or loss if the holding period for the shares exceeds one year.

     A U.S. Holder of CSA Shares who exercises rights of dissent in connection with the Arrangement will recognize gain or loss as discussed in the section "Certain Income Tax Considerations -- United States -- U.S. Holders of CSA Shares" above.

     A dissenting U.S. Holder will be required to include any actual or imputed interest in gross income as ordinary income for U.S. federal income tax purposes.

     Requirement of Notice Filings

     Any U.S. Holder who receives New Goldcorp Common Shares pursuant to the Arrangement will be required to file an information statement with such holder's U.S. federal income tax return for the taxable year in which the Arrangement occurs pursuant to Section 1.368-3 of the U.S. Treasury Regulations. U.S. Holders are advised to consult their tax advisors for assistance in preparing the notice and information statement described above.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT AND THE AMALGAMATION AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION TO VOTE IN FAVOR OF THE ARRANGEMENT. THEREFORE, U.S. HOLDERS OF CSA SHARES,

GOLDCORP SHARES OR GOLDCORP WARRANTS, ALONG WITH ANY OTHER UNITED STATES PERSONS WHO ARE SHAREHOLDERS OF THE AMALGAMATING CORPORATIONS OR WHO HOLD CSA STOCK OPTIONS OR GOLDCORP STOCK OPTIONS, ARE URGED TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE U.S. TAX CONSEQUENCES OF THE ARRANGEMENT AND THE AMALGAMATION, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FEES AND EXPENSES

     In accordance with the Arrangement Agreement, all costs incurred by CSA and Goldcorp in connection with the Arrangement will be borne by CSA as to 50% and Goldcorp as to 50%.

INTERESTS OF MANAGEMENTS OF CSA AND GOLDCORP AND CERTAIN PERSONS IN THE ARRANGEMENT

     All members of the board of directors of the Amalgamating Corporations and all members of the senior management of the Amalgamating Corporations will become members of the board of directors and senior management of New Goldcorp respectively. See "Information Concerning New Goldcorp -- Directors and Executive Officers". Members of the senior management of New Goldcorp will initially receive the same level of compensation as they were receiving from their respective Amalgamating Corporations pursuant to existing employment arrangements and will be eligible for stock options as set forth under the headings "Arrangement -- Treatment of Existing Stock Options". New Goldcorp management will be eligible to participate in the stock option plan under the heading "Information Concerning New Goldcorp -- New Goldcorp Stock Option Plan".

     The share ownerships of the directors and officers of the Amalgamating Corporations are set forth under the headings "Information Concerning CSA -- Directors and Executive Officers" and "Information Concerning Goldcorp -- Directors and Executive Officers".

TREATMENT OF EXISTING STOCK OPTIONS

     Upon completion of the Arrangement, each of the CSA Stock Options and Goldcorp Stock Options outstanding immediately prior to the Arrangement becoming effective will entitle the holders thereof to purchase New Goldcorp Common Shares.

     At the Meetings, each of CSA and Goldcorp will seek authorization from their respective shareholders to create the New Goldcorp Stock Option Plan, to become effective upon the implementation of the Arrangement.

     TREATMENT OF CSA STOCK OPTIONS

     Pursuant to the Arrangement Agreement, CSA and Goldcorp have agreed, that, as of the Effective Date, each CSA Stock Option shall be entitled to purchase, in the aggregate, such number of New Goldcorp Common Shares as is equal to the number of CSA Shares subject to such CSA Stock Option, multiplied by 2.1. The exercise price per New Goldcorp Common Share shall be equal to the exercise price of the related CSA Stock Option in effect immediately prior to the Effective Date, divided by 2.1. The term to expiry, conditions to and manner of exercising, vesting schedule, status under applicable laws and all other terms and conditions of each CSA Stock Option shall be identical to and remain unchanged.

     TREATMENT OF GOLDCORP STOCK OPTIONS

     Pursuant to the Arrangement Agreement, CSA and Goldcorp have agreed that, as of the Effective Date, each Goldcorp Stock Option shall be entitled to purchase, in the aggregate, such number of New Goldcorp Common Shares as is equal to the number of Goldcorp Shares subject to the Goldcorp Stock Option. The exercise price, the term to expiry, conditions to and manner of exercising, vesting schedule, status under applicable laws and all other terms and conditions of each Goldcorp Stock Option shall be identical to and remain unchanged.

TREATMENT OF EXISTING GOLDCORP WARRANTS

     As at August 31, 2000, Goldcorp had 3,000,000 Goldcorp Warrants outstanding. Each Goldcorp Warrant entitles the holder to acquire one Goldcorp Class A Subordinate Voting Share, at any time on or before 5:00 p.m. (Toronto time) May 13, 2009, at a price of Cdn$20.00 per share. Pursuant to the Arrangement Agreement, CSA and Goldcorp have agreed that, as of the Effective Date, each Goldcorp Warrant will entitle the holder to one New Goldcorp Warrant. Each New Goldcorp Warrant will entitle the holder to purchase one New Goldcorp Common Share at the same exercise price and for the same expiry period, and otherwise on the same terms and conditions applicable to the Goldcorp Warrants. CSA and Goldcorp have agreed to use their reasonable best efforts to cause New Goldcorp to enter into the

New Goldcorp Supplemental Indenture with Montreal Trust Company of Canada, as trustee, pursuant to which New Goldcorp shall contractually agree to assume the obligations of Goldcorp pursuant to the Goldcorp Warrant Indenture, and to issue the New Goldcorp Warrants. Holders may, but are not required, to exchange their existing Goldcorp Warrants for New Goldcorp Warrants.

STOCK EXCHANGE LISTINGS

     Application has been made to the TSE and NYSE to list the New Goldcorp Common Shares to be issued in connection with the Arrangement, including the New Goldcorp Common Shares issuable upon the exercise of existing outstanding options and the New Goldcorp Warrants, and to the TSE to list the New Goldcorp Warrants. Completion of the Arrangement is conditional upon such approvals. See "The Arrangement -- Conditions Precedent to the Arrangement". As a consequence of the Arrangement, the CSA Shares and the Goldcorp Shares will be delisted from each stock exchange on which they are currently listed and the registration of the Goldcorp Shares under the 1934 Act will be terminated.

ELIGIBILITY FOR INVESTMENT IN CANADA

     Persons holding CSA Shares or Goldcorp Shares as eligible investments prior to the Arrangement and receiving New Goldcorp Common Shares under the Arrangement will be permitted to accept and hold New Goldcorp Common Shares, without resort to the "basket provisions", or such acceptance and holding will not be prohibited, in each case subject to general investment provisions and in certain cases subject to prudent investment requirements and to additional requirements relating to the period of time for which such shares may be held, and investment and lending policies or goals, under or by the statutes listed below:

     Insurance Companies Act (Canada)
     Trust and Loan Companies Act (Canada)
     Pension Benefits Standards Act, 1985 (Canada)
     Financial Institutions Act (British Columbia)
     Employment Pension Plans Act (Alberta)
     Insurance Act (Alberta)
     Loan and Trust Corporations Act (Alberta)
     Loan and Trust Corporations Act (Ontario)
     Pension Benefits Act (Ontario)
     Trustee Act (Ontario)
     Supplemental Pension Plans Act (Quebec)
     An Act respecting insurance (Quebec) (other than by a guarantee fund corporation)
     An Act respecting insurance companies and savings companies (Quebec) (for a trust company investing its own funds and funds received as deposits and for a savings company)

     New Goldcorp Common Shares will, when issued under the Amalgamation, be "qualified investments" for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans or for certain other tax-exempt persons.

     The New Goldcorp Common Shares, will not, when issued under the Amalgamation, be foreign property under the Income Tax Act (Canada) for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons.

OTHER MATTERS APPROVED BY SHAREHOLDERS

     Approval of the Arrangement by the holders of CSA Shares and Goldcorp Shares will also constitute approval by such shareholders of all other matters set forth in the Plan of Arrangement, including the name of New Goldcorp, "Goldcorp Inc.", the absence of any restriction on the business New Goldcorp is authorized to conduct, the location of the registered office of New Goldcorp, the authorized capital of New Goldcorp, the absence of any restriction on the transfer of shares of New Goldcorp, the size and composition of the board of directors of New Goldcorp, the by-laws of New Goldcorp and the appointment of auditors of New Goldcorp.

DELIVERY OF NEW GOLDCORP COMMON SHARE CERTIFICATES

     If the Arrangement is completed, certificates representing the New Goldcorp Common Shares issued under the Arrangement will be delivered to each holder of CSA Shares and Goldcorp Shares as soon as practicable following the surrender to the Transfer Agent of the certificates representing such holder's shares.

     After the Effective Date, there will be no further registration of transfers of shares of the Amalgamating Corporations on the books of the Amalgamating Corporations and, if a certificate representing such shares is presented for transfer, certificates representing the appropriate number of New Goldcorp Common Shares will be issued.

FRACTIONAL SHARES

     No fractional New Goldcorp Common Shares will be issued. If a shareholder of either of the Amalgamating Corporations would otherwise be entitled to receive a fractional New Goldcorp Common Share as a result of the Arrangement, such shareholder will be paid by cheque for any such fractional interest in an amount determined on the basis that one New Goldcorp Common Share has a value equal to the simple average of the closing prices for such share on the TSE for the first five days upon which such shares are traded on that exchange following the Effective Date. Payments to United States shareholders for fractional share interests will be made in U.S. dollars converted based upon the rate of exchange on the Effective Date. Payments to all other shareholders for fractional share interests will be made in Canadian dollars. See "The Arrangement -- Certain Income Tax Considerations -- Canada -- Residents of Canada -- Exchange of Shares of the Amalgamating Corporations for New Goldcorp Shares under the Amalgamation".

                           GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS BEING FURNISHED TO THE SHAREHOLDERS OF CSA AND GOLDCORP IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS AND MANAGEMENT OF EACH CORPORATION FOR USE AT THE MEETINGS.

     Solicitation will be primarily by mail or courier, although proxies may also be solicited personally, by telephone or other communication by employees of, and by agents for, CSA and Goldcorp. Employees of CSA and Goldcorp will not receive any extra compensation for such activities other than their regular salaries, but will be reimbursed for their reasonable expenses, which are not expected to exceed $1,000 for each corporation. CSA and Goldcorp may also pay brokers, intermediaries or other persons holding CSA Shares or Goldcorp Shares in their own names, or in the names of their nominees, a fee and their expenses for sending form of proxies and proxy materials to beneficial owners in obtaining their proxies. CSA and Goldcorp will pay all expenses in connection with the solicitation of proxies by their respective managements.

APPOINTMENT OF PROXYHOLDER

     The persons named in the enclosed form of proxy for the relevant Meeting are officers or directors of CSA and Goldcorp, as applicable. A HOLDER OF CSA SHARES AND/OR GOLDCORP SHARES HAS THE RIGHT TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT THE HOLDER AT THE RELEVANT MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST EITHER INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER PROPER FORM OF PROXY. In order to be voted, completed forms of proxy must be received at the registered offices of CSA and Goldcorp at Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8 or by the transfer agent for the shares of CSA and Goldcorp, Montreal Trust Company of Canada, 100 University Avenue, 11th floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, no later than the close of business (Toronto time) on October 27, 2000 or with the Chair of the relevant Meeting prior to its commencement on the day of the Meeting or on the day of any adjournment of the Meeting.

REVOCATION OF PROXY

     A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing either at the registered office of the applicable corporation at any time up to and including the last business day preceding the day of the relevant Meeting, or any adjournment thereof, or with the Chair of such Meeting on the date of the Meeting, or any adjournment thereof, or in any manner permitted by law.

EXERCISE OF VOTE BY PROXY

     Shares represented by properly executed proxies in the accompanying form (if properly deposited prior to the relevant Meeting) will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the relevant Meeting, shares represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORMS OF PROXY WILL VOTE FOR THE SPECIAL RESOLUTIONS, THE TEXTS OF WHICH ARE SET FORTH AS SCHEDULE A-1 AND SCHEDULE A-2 TO THIS INFORMATION CIRCULAR, THE STOCK OPTION RESOLUTION, THE TEXT OF WHICH IS SET FORTH AS SCHEDULE B TO THIS INFORMATION CIRCULAR AND FOR ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE RELEVANT MEETING. The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the relevant Meeting and with respect to other matters which may properly come before the relevant Meeting. At the date of this Information Circular, the managements of CSA and Goldcorp know of no such amendments, variations or other matters to come before the Meeting of shareholders of their respective corporations.

VOTING SHARES

     CSA

     As at September 7, 2000, 6,038,827 (6,275,077 on a fully diluted basis assuming that all "in the money", vested options are exercised) CSA Class A Non-Voting Shares and 492,308 CSA Class B Shares were outstanding.

     In respect of the CSA Arrangement Resolution, each CSA Class B Share is entitled to one vote and, because of the nature of the business, pursuant to the Interim Order, each CSA Class A Non-Voting Share will also be entitled to one vote, with each class voting separately. Although the by-laws of CSA provide that two persons present in person and each entitled to vote constitute a quorum at meetings of shareholders of CSA, the Interim Order provides that the quorum required at the CSA Meeting shall be no fewer than two individuals, each of whom holds CSA Shares or is a proxyholder entitled to vote at the CSA Meeting and who are present and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to all shares carrying the right to vote at the CSA Meeting.

     Record Date for Meeting

     The Record Date for the CSA Meeting is September 25, 2000. Each holder of CSA Shares on the Record Date is entitled to vote at the CSA Meeting as more particularly described below, except to the extent that, after the Record Date, such holder transfers any such shares and the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands not later than ten days before the CSA Meeting to be included on the list of shareholders entitled to vote at the CSA Meeting, in which case the transferee is entitled to vote such shares at the CSA Meeting.

     Arrangement -- General Vote Required

     The CSA Arrangement Resolution to approve the Arrangement must be passed by the affirmative vote of not less than two-thirds of the votes cast by the holders of the CSA Class A Non-Voting Shares and the CSA Class B Shares present in person or represented by proxy at the CSA Meeting, voting separately as classes.

     Evanachan, which owns 74.1% of the outstanding CSA Class B Shares, has informed CSA that it intends to vote all of its CSA Shares in favour of the CSA Arrangement Resolution, the Stock Option Resolution and any other matters proposed by management at the CSA Meeting.

     Arrangement -- Minority Vote Required

     Pursuant to OSC Rule 61-501 and QSC Policy Q-27, the CSA Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast by the minority holders of the CSA Class A Non-Voting Shares and the CSA Class B Shares, present in person or represented by proxy at the CSA Meeting, voting separately as classes. For purposes of such minority vote, the 341,328 CSA Class A Non-Voting Shares and the 365,216 CSA Class B Shares owned by Mr. Robert R. McEwen, the Chairman, Chief Executive Officer and a director of CSA, and Evanachan, a corporation controlled by Mr. McEwen, the 200,000 CSA Class A Non-Voting Shares owned by the other directors and officers of CSA, Goldcorp and Evanachan, any CSA Shares owned by persons and companies acting jointly or in concert with them, and any other CSA Shares excluded from the minority vote pursuant to OSC Rule 61-501 and QSC Policy Q-27, will be precluded from voting.

     New Goldcorp Stock Option Plan -- Vote Required

     The Stock Option Resolution to approve the New Goldcorp Stock Option Plan must be passed by the affirmative vote of not less than a majority of the aggregate votes cast by holders of CSA Shares and holders of Goldcorp Shares present in person or represented by proxy at the Meetings. For the purposes of the vote, the Arrangement will be deemed to have been implemented, such that holders of CSA Class A Non-Voting Shares will be entitled to 2.1 votes for each CSA Class A Non-Voting Share held and holders of CSA Class B Shares shall be entitled to 6.0 votes for each CSA Class B Share held.

     GOLDCORP

     As at September 7, 2000, 73,518,273 (74,488,036 on a fully diluted basis assuming that all "in the money", vested options are exercised) Goldcorp Class A Subordinate Voting Shares and 5,332,654 Goldcorp Class B Shares were outstanding and no preferred shares were outstanding.

     In respect of the Goldcorp Arrangement Resolution, pursuant to the Interim Order, each Goldcorp Class A Subordinate Voting Share is entitled to one vote and each Goldcorp Class B Share is entitled to one vote, with each class voting separately. Two persons present in person and authorized to cast in the aggregate not less than 33 1/3% of the total number of votes attaching to all shares of Goldcorp carrying the right to vote at that meeting constitutes a quorum at meetings of shareholders of Goldcorp.

     Record Date for Meeting

     The Record Date for the Goldcorp Meeting is September 25, 2000. Each holder of Goldcorp Shares on the Record Date is entitled to vote at the Goldcorp Meeting as more particularly described below, except to the extent that, after the

Record Date, such holder transfers any such shares and the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands not later than ten days before the Goldcorp Meeting to be included on the list of shareholders entitled to vote at the Goldcorp Meeting, in which case the transferee is entitled to vote such shares at the Goldcorp Meeting.

     Arrangement -- General Vote Required

     The Goldcorp Arrangement Resolution to approve the Arrangement must be passed by the affirmative vote of not less than two-thirds of the votes cast by the holders of the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares present in person or represented by proxy at the Goldcorp Meeting, voting separately as classes.

     CSA, which owns 12.2% and 86.9% of the outstanding Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares, respectively, has informed Goldcorp that it intends to vote all of its Goldcorp Shares in favour of the Goldcorp Arrangement Resolution, the Stock Option Resolution and any other matters proposed by management at the Goldcorp Meeting.

     Arrangement -- Minority Vote Required

     Pursuant to OSC Rule 61-501 and QSC Policy Q-27, the Goldcorp Arrangement Resolution must also be passed by the affirmative vote of not less than a majority of the votes cast by the minority holders of the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares, present in person or represented by proxy at the Goldcorp Meeting, voting separately as classes. For purposes of such minority vote, the 8,935,060 Goldcorp Class A Subordinate Voting Shares and the 4,633,600 Goldcorp Class B Shares owned by CSA, the 23,500 Goldcorp Class A Subordinate Voting Shares owned by the other directors and officers of CSA, Goldcorp, and Evanachan, any Goldcorp Shares owned by persons and companies acting jointly or in concert with CSA, and any other Goldcorp Shares excluded from the minority vote pursuant to OSC Rule 61-501 and QSC Policy Q-27 will be precluded from voting.

     NEW GOLDCORP STOCK OPTION PLAN -- VOTE REQUIRED

     The Stock Option Resolution to approve the New Goldcorp Stock Option Plan must be passed by the affirmative vote of not less than a majority of the aggregate votes cast by holders of CSA Shares and holders of Goldcorp Shares present in person or represented by proxy at the Meetings. For the purposes of the vote, the Arrangement will be deemed to have been implemented, such that holders of Goldcorp Class A Subordinate Voting Shares will be entitled to 1.0 vote for each Goldcorp Class A Subordinate Voting Share held and holders of Goldcorp Class B Shares will be entitled to 1.25 votes for each Goldcorp Class B Share held.

PRINCIPAL HOLDERS OF VOTING SHARES

     CSA

     The following table sets forth, as at August 31, 2000, each person who is known to the directors or senior officers of CSA to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the voting rights attached to the outstanding CSA Shares, and the number and percentage of such CSA Shares so owned, controlled or directed at that date by such person.

NAME AND ADDRESS OF BENEFICIAL OWNER                       NUMBER OF SHARES        PERCENTAGE OF CLASS (1)
------------------------------------                       ----------------        -----------------------
Evanachan Limited (2)................................    364,980 Class B Shares              74.1%
Nimron Investments Limited (3).......................     90,072 Class B Shares              18.3%

---------------

Notes:

(1) Calculated on the basis of 492,308 CSA Class B Shares outstanding as at August 31, 2000.

(2) Evanachan is controlled by Mr. Robert R. McEwen, the Chairman, Chief Executive Officer and a director of CSA. The address of Evanachan is Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

(3) The address of Nimron Investments Limited is 4-758 Alexander Street, Vancouver, British Columbia V6A 1E3.

     As at August 31, 2000, Mr. Robert R. McEwen and the other directors and executive officers of CSA, as a group, owned beneficially 74.2% of the outstanding CSA Class B Shares. See "Information Concerning CSA -- Directors and Executive Officers".

     GOLDCORP

     The following table sets forth, as at August 31, 2000, each person who is known to the directors or senior officers of Goldcorp to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the voting rights attached to the outstanding Goldcorp Shares, and the number and percentage of such shares so owned, controlled or directed as at that date by such person.

                                                                                 NUMBER OF    PERCENTAGE OF
NAME OF BENEFICIAL OWNER                                  CLASS                   SHARES        CLASS (1)
------------------------                                  -----                  ---------    -------------
CSA Management Inc. (2)...................  Class A Subordinate Voting Shares     8,935,060        12.2%
                                            Class B Shares                        4,633,600        86.9%

---------------

Notes:

(1) Calculated on the basis of 73,518,273 Class A Subordinate Voting Shares and 5,332,654 Class B Shares outstanding as at August 31, 2000.

(2) CSA is controlled by Evanachan which, in turn, is controlled by Mr. Robert
    R. McEwen, the Chairman, Chief Executive Officer and a director of Goldcorp.

     As at August 31, 2000, Mr. Robert R. McEwen and the other directors and executive officers of Goldcorp, as a group, owned beneficially 13.3% of the outstanding Goldcorp Class A Subordinate Voting Shares (which does not include stock options to purchase 2,767,334 Goldcorp Class A Subordinate Voting Shares) and 86.9% of the outstanding Goldcorp Class B Shares.

                      INFORMATION CONCERNING NEW GOLDCORP

AMALGAMATION

     The name of New Goldcorp will be "Goldcorp Inc." and its registered and principal offices will be located at Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

BUSINESS OF NEW GOLDCORP

     As a result of the Amalgamation, New Goldcorp will, on the Effective Date, own all of the assets of CSA (other than the Goldcorp Shares presently held by Goldcorp which will be cancelled) and all of the assets of Goldcorp. See "Information Concerning CSA -- Business of CSA" and "Information Concerning Goldcorp -- Properties and Activities of Goldcorp" for details regarding the business and assets of each of CSA and Goldcorp, respectively.

OPERATIONS OF NEW GOLDCORP

     Except for the Arrangement and the possible disposition of ShearZone, Wharf, Saskatchewan Minerals and the two mutual funds managed by CSA, as discussed below, there are no present plans to enter into any extraordinary transactions involving New Goldcorp, Goldcorp or CSA, or any of their subsidiaries, or a sale or transfer of material assets of CSA or Goldcorp. Otherwise, New Goldcorp intends to continue the business and activities of CSA and Goldcorp after the Effective Date.

     RED LAKE MINE

     The new Red Lake Mine, located in northwestern Ontario, is currently under development and is scheduled to begin commercial production in November 2000. For a discussion of the mine, including exploration results and reserves and resources, see "Information Concerning Goldcorp -- Properties and Activities of Goldcorp".

     SHEARZONE

     ShearZone will be incorporated for the purpose of carrying on the business and operations of the Goldcorp Internet Contest and other internet-based commercial activities. ShearZone will be capitalized using working capital from New Goldcorp. Following the implementation of the Arrangement, New Goldcorp may distribute the shares of ShearZone to the shareholders of New Goldcorp.

     WHARF

     Following the implementation of the Arrangement, New Goldcorp may dispose of Wharf, either by way of a distribution to the shareholders of New Goldcorp or by way of a sale to a third party purchaser. Until such disposition, the Wharf Mine and the Wharf expansion project will continue to be operated and developed by New Goldcorp. For a discussion of the Wharf Mine and the Wharf expansion project, see "Information Concerning Goldcorp -- Property and Activities of Goldcorp".

     SASKATCHEWAN MINERALS

     Following the implementation of the Arrangement, New Goldcorp may dispose of Saskatchewan Minerals. For a discussion of the Saskatchewan Minerals operations, see "Information Concerning Goldcorp -- Properties and Activities of Goldcorp."

     MUTUAL FUNDS

     Following the implementation of the Arrangement, New Goldcorp will dispose of Goldfund and Goldtrust, the mutual funds managed by CSA. For a discussion of Goldfund and Goldtrust see "Information concerning CSA -- Business of CSA".

PRO FORMA FINANCIAL INFORMATION

     The following table sets out selected pro forma financial information for New Goldcorp after giving effect to the Arrangement and should be read in conjunction with the pro forma condensed consolidated financial statements of New Goldcorp, included elsewhere in this Information Circular. The pro forma financial information is presented on the basis of Canadian generally accepted accounting principles.

                                                                SIX MONTHS
                                                                   ENDED        YEAR ENDED
                                                                 JUNE 30,      DECEMBER 31,
                                                                   2000            1999
                                                                -----------    -------------
                                                                (Thousands of U.S. dollars,
                                                                   except per share data)
                                                                        (unaudited)
EARNINGS DATA
Revenues....................................................     $ 18,607        $ 51,900
Earnings (loss) from operations.............................      (10,103)          1,741
Earnings (loss).............................................       (5,870)         (9,959)
-- Per share................................................        (0.07)          (0.13)
BALANCE SHEET DATA
Total assets................................................     $178,147        $185,015
Working capital.............................................       23,346          56,801
Long-term debt..............................................           --              --
Shareholders' equity........................................      141,365         150,161

DIRECTORS AND EXECUTIVE OFFICERS

     The Plan of Arrangement provides that the number of directors of New Goldcorp shall consist of a minimum of three and a maximum of 10 and that the actual number of directors may be determined from time to time by resolution of the directors of New Goldcorp. The eight individuals whose names are set out in the Plan of Arrangement and who are listed below will be the initial directors of New Goldcorp. Such directors will hold office until the first annual meeting of New Goldcorp or until their successors are duly elected or appointed.

Robert R. McEwen, Chairman                       Brian W. Jones
David R. Beatty                                  Moezeddin N. Mozaffari
Stuart R. Horne                                  Dr. Donald R.M. Quick
James P. Hutch                                   Michael L. Stein

     New Goldcorp will have three committees: (i) an Audit Committee; (ii) a Compensation/Corporate Governance Committee; and (iii) a Health, Safety and Environment Committee. These three committees will operate substantially in the same manner as the Audit Committee, the Compensation/Corporate Governance Committee and the Health, Safety and Environment Committee of Goldcorp. The members of the committees will be determined upon the implementation of the Arrangement. For a description of the duties and responsibilities of the Goldcorp committees, see "Information Concerning Goldcorp -- Corporate Governance Practices".

     Also, as provided in the Plan of Arrangement, the five individuals listed below will, if the Arrangement is implemented, be the initial officers of New
Goldcorp:

Chairman and Chief Executive Officer.......................  Robert R. McEwen
Vice President, Gold Operations............................  R. Bruce Humphrey
Vice President, Exploration................................  Gilles Filion
Vice President, Legal Services.............................  Victoria K.
                                                             Russell
Vice President, Western Division...........................  John Begeman

     For information concerning the occupation, residence and shareholdings of the directors and executive officers of New Goldcorp, see "Information Concerning CSA -- Directors and Executive Officers" and "Information Concerning Goldcorp -- Directors and Executive Officers".

SHARE CAPITAL

     The authorized capital of New Goldcorp will consist of an unlimited number of common shares, of which 81,092,415 (82,558,303 on a fully diluted basis assuming the exercise of all "in the money", vested options) New Goldcorp Common Shares will be outstanding immediately following the implementation of the Arrangement, based on the issued and outstanding shares of CSA and Goldcorp as at September 7, 2000.

     NEW GOLDCORP COMMON SHARES

     Holders of New Goldcorp Common Shares will be entitled to receive notice of and to attend all meetings of shareholders of New Goldcorp. At such meetings, each holder of New Goldcorp Common Shares will be entitled to one vote per share. Subject to the prior rights of the holders of preferred shares of New Goldcorp, upon the liquidation or dissolution of New Goldcorp or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the assets of New Goldcorp available for payment or distribution will be paid or distributed to the holders of New Goldcorp Common Shares.

     NEW GOLDCORP PREFERRED SHARES

     The preferred shares of New Goldcorp may be issued from time to time in one or more series. The board of directors of New Goldcorp may from time to time fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of New Goldcorp preferred shares. The New Goldcorp preferred shares will be entitled to priority over the New Goldcorp Common Shares and all other shares ranking junior to the preferred shares of New Goldcorp with respect to the distribution of property of New Goldcorp in the event of a liquidation, dissolution or winding up of New Goldcorp, or any other distribution of the assets of New Goldcorp among its shareholders for the purpose of winding up its affairs. The preferred shares of New Goldcorp of each series shall rank on a parity with the preferred shares of New Goldcorp of every other series with respect to priority in the payment of dividends and in the distribution of property of New Goldcorp in the event of the liquidation, dissolution or winding up of New Goldcorp, or any other distribution of the assets of New Goldcorp among its shareholders for the purpose of winding up its affairs.

SHARE TRADING INFORMATION

     The prices at which the New Goldcorp Common Shares will trade will be determined by the market and cannot be predicted. Such prices may be influenced by many factors, including, among others the markets perception of the condition of and outlook for the gold mining industry and New Goldcorp's prospects and financial condition. In addition, during the period immediately after the Effective Date when the New Goldcorp Common Shares are being distributed, an orderly trading market may not have developed, with the result that prices in volume of shares traded of New Goldcorp in such period may fluctuate more than would be the case if an orderly trading market existed.

DIVIDEND POLICY

     New Goldcorp's dividend policy will be determined following the implementation of the Arrangement.

STOCK EXCHANGE LISTINGS

     Application has been made to the TSE to list the New Goldcorp Common Shares and New Goldcorp Warrants and to the NYSE to list the New Goldcorp Common Shares. See "The Arrangement -- Stock Exchange Listings".

PRINCIPAL SHAREHOLDER

     To the best knowledge of the directors and senior officers of CSA and Goldcorp, no shareholder of New Goldcorp will own beneficially, either directly or indirectly, or exercise control or direction over, more than 10% of the voting securities of New Goldcorp outstanding immediately after the Arrangement.

NEW GOLDCORP STOCK OPTION PLAN

     Subject to the approval of the Stock Option Resolution, the New Goldcorp Stock Option Plan will become effective upon the implementation of the Arrangement. The purpose of the New Goldcorp Stock Option Plan is to: (i) attract and retain superior directors, officers, employees and consultants; (ii) provide a strong incentive for directors, officers, employees and consultants to put forth maximum effort for the continued success and growth of New Goldcorp and its subsidiaries and affiliates; and (iii) in combination with these goals, to encourage equity ownership in

New Goldcorp by its directors, officers, employees and consultants through the acquisition of New Goldcorp Common Shares and the provision of other benefits under the New Goldcorp Stock Option Plan.

     The New Goldcorp Stock Option Plan will be administered by the Compensation/Corporation Governance Committee of the board of directors. The Compensation/Corporate Governance Committee shall have full and complete authority to interpret the New Goldcorp Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the New Goldcorp Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems advisable.

     The New Goldcorp Stock Option Plan is subject to the following:

     - the maximum number of shares which may be issued under the New Goldcorp Stock Option Plan shall not exceed 8,000,000 shares, subject to adjustment. The maximum number of shares with respect to which grants may be made to any one employee or consultant or his or her associates (as that term is defined in the Securities Act) shall not exceed 5% of the outstanding issue in any calendar year. The total shares issued to any insider of Goldcorp, or his or her associates (as that term is defined in the Securities Act), shall not exceed 5% of the issuable shares (as defined in the New Goldcorp Stock Option Plan);

     - the exercise price for shares issued under the New Goldcorp Stock Option Plan shall be the closing board lot sale price of the New Goldcorp Common Shares on the TSE on the trading day immediately preceding the date of grant and, if there was not a board lot sale on the TSE on such date, then the last board lot sale prior thereto;

     - options may be exercisable for a maximum period of 10 years from the date of grant to the extent the grant has vested;

     - the New Goldcorp Stock Option Plan also provides that stock appreciation rights may be included in a grant, which rights will entitle a recipient to surrender to New Goldcorp the related option and to receive from New Goldcorp upon such surrender an amount equal to the amount by which the market value of the New Goldcorp Common Share on the date of exercise of the stock appreciation right exceeds the issue price of the New Goldcorp Common Share covered by such option; and

     - grants made under the New Goldcorp Stock Option Plan will not be assignable.

     The New Goldcorp Stock Option Plan is attached as Schedule D to this Information Circular.

EXECUTIVE COMPENSATION

     New Goldcorp has not previously carried on business as an independent corporation and no compensation has been paid by New Goldcorp to date. Except as discussed below, the directors and executive officers of New Goldcorp will initially receive the same level of compensation as they were receiving from their respective Amalgamating Corporation pursuant to employment arrangements and will be entitled to exercise their existing stock options as set forth under "Arrangement -- Treatment of Existing CSA Stock Options" and "Arrangement -- Treatment of Existing Goldcorp Stock Options". The directors, executive officers and employees of New Goldcorp will be eligible to participate in the stock option plan described under "Information Concerning New Goldcorp -- New Goldcorp Stock Option Plan".

     In order to retain key personnel, New Goldcorp will provide those executives who are approved by the Compensation/Corporation Governance Committee with certain protections in the event of a "change-in control" in New Goldcorp. Such protections include additional lump sum payments, retirement benefits, continuation of health and welfare benefits and immediate vesting of stock options.

DIRECTORS' AND OFFICERS' INSURANCE

     New Goldcorp, together with its related companies, will maintain liability insurance for the benefit of New Goldcorp, its related companies and their directors and officers, as a group. It is intended that the amount of insurance to be purchased in 2000 will be Cdn$25,000,000 (aggregate limit). It is intended that the policy contain a deductible clause of Cdn$250,000 for New Goldcorp and nil for each director or officer, on a per claim basis. The annual premium in respect of this insurance is expected to be Cdn$122,000.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     Upon the Amalgamation, by operation of law, the property and assets of the Amalgamating Corporations will become the property and assets of New Goldcorp and the liabilities and obligations of the Amalgamating Corporations will become the liabilities and obligations of New Goldcorp. Accordingly, New Goldcorp will be entitled to all rights and subject to all liabilities and obligations of the Amalgamating Corporations pursuant to any contracts of indebtedness with directors, executive officers and senior officers of the Amalgamating Corporations and all such prior indebtedness of directors and officers will become indebtedness to New Goldcorp. For descriptions of the indebtedness of directors, executive officers and senior officers of the Amalgamating Corporations prior to the Amalgamation, see "Information Concerning CSA -- Indebtedness of Directors, Executive Officers and Senior Officers" and "Information Concerning Goldcorp -- Indebtedness of Directors, Executive Officers and Senior Officers".

CORPORATE GOVERNANCE PRACTICES

     New Goldcorp initially intends to continue substantially the corporate governance practices of Goldcorp prior to the Amalgamation. For a description of Goldcorp's corporate governance practices, see "Information Concerning Goldcorp -- Corporate Governance Practices".

NEW GOLDCORP SHAREHOLDER RIGHTS PLAN

     On September 27, 2000, each of the boards of directors of CSA and Goldcorp approved the adoption of the New Goldcorp Shareholder Rights Plan which will become effective immediately following the Amalgamation upon the Arrangement becoming effective. The New Goldcorp Shareholder Rights Plan is intended to give the board of directors of New Goldcorp adequate time to assess any unsolicited take-over bid for New Goldcorp Common Shares and, if considered appropriate, to pursue alternatives for the purpose of maximizing value for New Goldcorp shareholders.

     The following is a summary of the principal terms of the New Goldcorp Shareholder Rights Plan. A copy of the New Goldcorp Shareholder Rights Plan is attached to this Information Circular as Schedule E. Capitalized terms used below in this section and not otherwise defined have the meanings ascribed thereto in the New Goldcorp Shareholder Rights Plan.

     TRADING OF RIGHTS

     Rights issued prior to the Separation Time will be evidenced, with respect to any New Goldcorp Common Share outstanding at the Record Time, by the certificate representing that New Goldcorp Common Share. The New Goldcorp Shareholder Rights Plan provides that, until the Separation Time, the Rights will be transferable only together with, and will be transferred by a transfer of, the associated New Goldcorp Common Shares. Until the Separation Time or earlier redemption or expiration of the Rights, new New Goldcorp Common Share certificates issued after the Record Time upon the transfer of existing New Goldcorp Common Shares or the issuance of additional New Goldcorp Common Shares will contain a legend incorporating the New Goldcorp Shareholder Rights Plan by reference.

     SEPARATION TIME

     The Rights will separate and trade separately from the New Goldcorp Common Shares after the Separation Time. Following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of New Goldcorp Common Shares as of the Separation Time and each separate Rights Certificate alone will evidence the Rights. The "Separation Time" is the close of business on the eighth Trading Day following the earlier of: (i) the date on which a Flip-in Event occurs; and (ii) the date on which any person commences or announces an intention to commence a take-over bid (other than a Permitted Bid) which, if completed would result in the occurrence of a Flip-in Event, or such later date as may be determined by the board of directors.

     If any take-over bid triggering the Separation Time expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, that bid shall be deemed, for the purposes of determining the Separation Time, never to have been made.

     EXERCISE PRICE OF RIGHTS

     The initial Exercise Price established under the New Goldcorp Shareholder Rights Plan is Cdn$50.00 per New Goldcorp Common Share. After the Separation Time and prior to the occurrence of a Flip-in Event, each Right entitles the registered holder to purchase from New Goldcorp one New Goldcorp Common Share at the Exercise Price of Cdn$50.00 per New Goldcorp Common Share, subject to certain anti-dilution adjustments and other rights as set out in the New Goldcorp Shareholder Rights Plan. The terms of the Rights adjust significantly upon the occurrence of a "Flip-in Event", as described below.

     FLIP-IN EVENT

     A "Flip-in Event" occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, New Goldcorp must take such action as shall be necessary to ensure that each Right (except for Rights Beneficially Owned by the persons specified below) shall thereafter constitute the right to purchase from New Goldcorp, upon the exercise thereof in accordance with the terms of the New Goldcorp Shareholder Rights Plan, that number of New Goldcorp Common Shares having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price. By way of example, if at the time of such announcement the Exercise Price is Cdn$50.00 per New Goldcorp Common Share and the New Goldcorp Common Shares have a Market Price of Cdn$20.00 per share, the holder of each Right would be entitled to purchase that number of New Goldcorp Common Shares that would have an aggregate Market Price of Cdn$100.00 (i.e. five New Goldcorp Common Shares in this example) for a price of Cdn$10.00 per share or Cdn$50.00 in aggregate (that is, at a 50% discount).

     The New Goldcorp Shareholder Rights Plan provides that Rights that are Beneficially Owned by: (i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert; or (ii) a transferee or other successor in title of Rights from any of the foregoing, shall in certain circumstances become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any entitlement whatsoever to exercise such Rights under any provision of the New Goldcorp Shareholder Rights Plan.

     ACQUIRING PERSON

     An Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding New Goldcorp Common Shares. An Acquiring Person does not, however, include New Goldcorp or any Subsidiary of New Goldcorp, or any person who becomes the Beneficial Owner of 20% or more of the New Goldcorp Common Shares as a result of certain exempt transactions. Exempt transactions include: (i) specified corporate acquisitions; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid, as described below; (iii) specified corporate distributions; (iv) certain other specified exempt acquisitions; and (v) transactions approved by the board of directors of New Goldcorp.

     PERMITTED BIDS AND COMPETING PERMITTED BIDS

     A Permitted Bid is a take-over bid where: (i) the bid is made by way of a take-over bid circular under applicable law to all holders of New Goldcorp Common Shares as registered on the books of New Goldcorp, other than the offeror; (ii) the bid is made for all New Goldcorp Common Shares not already owned by the offeror; (iii) the bid is open for acceptance for at least 45 days and provides that, both deposit and withdrawal rights extend throughout the bid period; and (iv) the bid provides that, if the number of New Goldcorp Common Shares validly tendered to the bid and not withdrawn at the expiry time of the bid, together with the number of such New Goldcorp Common Shares already beneficially owned by the bidder, would exceed 50% of the number of such New Goldcorp Common Shares then outstanding, that fact will be publicly announced and the bid will be extended for at least 10 Business Days following such announcement.

     A "Competing Permitted Bid" is a take-over bid made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid and that satisfies all the criteria of a Permitted Bid except that, since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for New Goldcorp Common Shares tendered under a Competing Permitted Bid is not 45 days, but is instead the greater of 21 days and the earliest date for take-up of and payment for New Goldcorp Common Shares under any other Permitted Bid then in existence.

     Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the board of directors and such bids may be made directly to shareholders. Acquisitions of New Goldcorp Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

     REDEMPTION AND WAIVER

     The board of directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the Rights at a redemption price of Cdn$0.001 per Right (the "Redemption Price"). Rights will be deemed to be redeemed automatically at the Redemption Price if a person acquires New Goldcorp Common Shares pursuant to a Permitted Bid or Competing Permitted Bid. If the board of directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

     Under the New Goldcorp Shareholder Rights Plan, the board of directors has discretion to waive application of the New Goldcorp Shareholder Rights Plan to a take-over bid prior to the occurrence of a Flip-in Event or in respect of any Flip-In Event. Once the board of directors has exercised its discretion to waive application of the New Goldcorp Shareholder Rights Plan in respect of any particular take-over bid and another take-over bid is made, the Board shall be deemed to have waived the application of the New Goldcorp Shareholder Rights Plan to such other take-over bid provided that such other take-over bid is made by way of a formal take-over bid circular to all holders of New Goldcorp Shares prior to the expiry of the bid in respect of which the waiver has been granted.

     In addition, the board of directors may waive the Flip-In Event provisions of the New Goldcorp Shareholder Rights Plan in respect of any Flip-In Event provided that the board of directors has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced or agreed to reduce its ownership to such a level that it is or will no longer be an Acquiring Person.

     AMENDMENT

     Except for minor amendments, including amendments to maintain the validity of the New Goldcorp Shareholder Rights Plan as a result of a change of law, shareholder approval is required for amendments to the New Goldcorp Shareholder Rights Plan.

GENERAL BY-LAW

     The general by-law of New Goldcorp will be in the form attached as Schedule F to this Information Circular.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

     The Plan of Arrangement provides that KPMG LLP, Chartered Accountants, who are the auditors of CSA and Goldcorp, will be appointed as auditors of New Goldcorp. In respect of Canadian holders of New Goldcorp Common Shares, Montreal Trust Company of Canada will be appointed the transfer agent and registrar for the New Goldcorp Common Shares at its principal offices in Toronto and Montreal. In respect of United States holders of New Goldcorp Common Shares, the Bank of New York will be appointed the transfer agent and registrar for the New Goldcorp Common Shares at its principal office in New York, New York.

                           INFORMATION CONCERNING CSA

INCORPORATION AND SUBSIDIARIES

     CSA was incorporated under the OBCA on November 5, 1993. The registered office and head office of CSA are Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

     The following chart shows the corporate structure of CSA as at September 7, 2000:



CSA Management Inc.

Goldcorp Inc.

 17.2% Equity
 43.6% Votes

CSA Management
Enterprises Ltd.

 100% Equity and Votes

Wharf Resources Ltd.

 100% Equity and Votes

Lexam Explorations Inc.

 31.9% Equity and Votes

Wharf Resources (U.S.A.), Inc.

 100% Equity and Votes

Wharf Mine

 100%

Wharf Resources Management Inc.

Wharf Gold Mines Inc.

 99%

Wharf Reward Mines Inc.

 1%


Golden Reward Mining Company
Limited Partnership

 100%

Golden Reward Mine




     The following table sets out, as at August 31, 2000, CSA's subsidiary, its jurisdiction of incorporation and percentage of voting securities held.

SUBSIDIARY                               JURISDICTION OF INCORPORATION   PERCENTAGE OF VOTING SECURITIES HELD
----------                               -----------------------------   ------------------------------------
CSA Management Enterprises Ltd.........  Ontario                         100%

     CSA Enterprises holds all of the outstanding common shares of Goldfund Ltd., a mutual fund, except for a nominal number of common shares held by directors of Goldfund, as required by its constating documents. In addition to 120 common shares, there were 478,227.639 mutual fund shares of Goldfund outstanding as at August 31, 2000. CSA does not hold mutual fund shares. Holders of mutual fund shares are entitled to one vote per share as are holders of the common shares.

     Goldtrust, a mutual fund trust, was formed in Ontario by a trust indenture made as of May 26, 1975 between a predecessor of CSA and Montreal Trust Company.

BUSINESS OF CSA

     The principal business of CSA is its investment in precious natural resources and the management of related financial products. CSA's principal assets are its 17.2% equity interest in Goldcorp and its 31.9% equity interest in Lexam.

     CSA provides investment management and administrative services to two mutual funds, Goldfund and Goldtrust, through its wholly-owned subsidiary, CSA Enterprises.

     GOLDCORP INC.

     For a description of the business, properties and activities of Goldcorp, and other information concerning Goldcorp, see the discussion under the heading "Information Concerning Goldcorp" in this Information Circular.

     LEXAM EXPLORATIONS INC.

     Lexam is in the business of the exploration for gold, oil and gas in western Canada and the United States, as well as diamonds in Greenland. It controls, has options on, or holds exploration leases on, approximately 289,766 hectares of land on which exploration is being conducted by Lexam.

     United States Exploration Properties

     Lexam's key United States exploration properties are located in Colorado and Nevada. In total, the United States properties comprise approximately 155,282 hectares of land. These properties are generally in the early stages of exploration, and include targets for gold and oil and gas. Due to lack of funds, the Corporation closed its exploration office in Denver, Colorado in June 1999.

1.   OIL TARGET AT SAN LUIS VALLEY, COLORADO

     Location and Ownership. The Baca oil target is located in Saguache County, south central Colorado, in the Crestone Mining District, about 241 kilometres southwest of Denver. It is situated on the east side of the San Luis Basin and is accessed by paved and dirt roads and jeep trails that cross the property. The property consists of a large tract of land granted by the King of Spain in the late 1700's (the Luis Maria Baca Grant No. 4 being the "Grant") and an area of claims staked near the southeast corner of the Grant. The present land position contains 40,469 hectares of fee land in the Grant and 82 unpatented claims (about 664 hectares) that were staked in early 1992 to cover a strike extension of interest to Lexam and 29 state and federal oil and gas leases covering 20,456 hectares. In 1997, Lexam exercised its right (the "Option") pursuant to an option agreement to acquire the remaining 50% interest in all the mineral rights, including some of the oil and gas rights, owned by a third party corporation in the Grant for $500,000. As a result, Lexam now holds a 75% interest in the oil and gas rights and a 100% interest in the mineral rights to the property.

     Geology and History. The geology of the area is dominated by Precambrian gneisses and schists and Paleozoic metasediments in a structurally complex setting. Precambrian rocks have been thrust over a sequence of Paleozoic sediments and underlying Precambrian quartz monzonite gneiss.

     Prior to carrying out any exploration work, it was believed that no oil existed in the San Luis Basin. The basin is structurally analogous to a number of productive rift basins worldwide and to oil-producing, extensional basins in Nevada. Cretaceous or oil-bearing sediments may also exist beneath the Precambrian gneiss (and hence, beneath the detachment fault), either along a thrust fault or along a series of reverse faults.

     Drilling had encountered live oil in the breccia and fractured gneiss below the detachment fault. Two exploratory wildcat oil wells were drilled in 1995. No economic occurrences of oil were found, however, from these two wells. The hanging wall of the detachment fault consists of Mesozoic sediments that include the Mancos shale, the Dakota Formation and the Morrison Formation.

     Seismic and gravity data obtained in 1996, combined with the interpretation of a third party's seismic data, has identified three oil and gas prospects on the Grant. A compilation of the air photo and satellite interpretations, geology, well and seismic data has been combined on one map and shows the locations of the three prospects along with 10 exploration lead areas.

     On December 12, 1997, Lexam announced the completion of a joint exploration agreement ("Joint Exploration Agreement") with Sonat Exploration Company ("Sonat") which had the necessary technical and financial resources to properly explore the potential of the property. Key provisions of the Joint Exploration Agreement provided for Sonat to earn a 50% interest in the 40,469 hectares in the Grant by conducting a seismic analysis over a portion of the properties and by drilling and completing two wells. A 56.3 kilometre two-dimensional seismic program was designed and permitted. Seismic data obtained by Sonat and Lexam outline a large four way closed structure. The seismic data also indicates Cretaceous Mancos Shale is present over the entire structure, thereby providing a seal as well as petroleum source. To earn an interest in the properties, both wells were to have been spudded within 18 months.

     The Joint Exploration Agreement designated an area of mutual interest covering the most prospective zones of the basin. Lexam and Sonat were to have an equal share in the additional properties acquired in and around the designated area. As a result of a reorganization, Sonat gave notice to Lexam in early 1999 that it was terminating the Joint Exploration Agreement. It was for these reasons that Lexam sought a new partner, entering into an option agreement in February 2000 with Hyperion Resources Corp. of Vancouver. Under the agreement, Lexam granted an option to Hyperion to acquire a 60% interest in the oil and gas rights on the 100,000 acre Baca Grant Ranch. In order to exercise the option, Hyperion was required to invest expenditures of at least $8.0 million into the exploration of Lexam's oil and gas rights by February 2002. In July 2000, pursuant to an amending agreement to the option agreement, Hyperion agreed to pay certain debts of Lexam, provided such payments would be applied towards the expenditures. The agreement also provided that the time for raising the expenditures for the financing of the first well, of approximately $2.5 million, would be extended from August 28, 2000 to December 28, 2000 and that the time in which Hyperion was required to incur a minimum of $8 million of expenditures on exploration would be extended from February 1, 2000 to July 1, 2002. The amount of debt Hyperion agreed to pay was $86,110. Upon exercise of the option, Hyperion would own a 60% interest and Lexam would own a 15% interest and the remaining 25% is owned by the Tosco Corporation.

2.   GOLD TARGETS AT ELKO COUNTY, NEVADA AND BOX ELDER COUNTY, UTAH

     Location. Lexam holds the mineral rights, in varying percentages, to a large number of land positions in Elko County, Nevada and Box Elder County, Utah. The various land holdings consist of a mixture of mineral rights on fee land (approximately 93,078 hectares) and located claims on federally-administered land (approximately 575 hectares). Of the 93,078 hectares, Lexam owns 100% of the fee mineral rights to approximately 54,621 hectares and an average of approximately 62% of rights to the remaining 38,447 hectares. The bulk of the fee mineral rights occurs on alternate sections of land that resemble a checkerboard, thereby allowing Lexam to effectively control exploration on much of the federally-administered land.

     The exploration work to date on the Elko County properties has focused on gold and silver mineralization, although the mineral holdings contain a defined tungsten resource and potential for copper, molybdenum, limestone, barite and other industrial minerals. Lexam's mineral rights have been separated into numerous reconnaissance areas and projects with drill targets.

     All of the Elko County lands in which Lexam holds a majority interest has been covered with a first phase exploration program. Lexam has drill tested several large anomalous, but uneconomic gold systems at Twelve-mile Canyon, Patterson Pass, Trout Creek and Three-Mile Spring. Lexam's present knowledge of these prospects suggests that the hydrothermal systems responsible for the gold mineralization were either not focused enough or too short-lived to form an economic deposit. The remaining drill targets at these prospects may be deep (greater than 230 metres) or are covered by alluvium on sediments and valley floors. Lexam may evaluate these high-risk targets at a later date.

     During 1998, Lexam completed the acquisition of 87 claims (704 hectares) (the "Garden Gate Prospect") located on the Battle Mountain-Eureka trend in Nevada. The Garden Gate Prospect in Eureka County is located about 19 to 24 kilometres south east of the Cortez and Pipeline mines. Mapping of gravity and aeromagnetic data identified a prominent structural feature on trend with the large producing mines at Pipeline and Cortez. Potential favorable host rock of the Roberts Mountain and Hanson Creek Formations outcrop in the immediate vicinity of the target area.

     Canadian Exploration Properties

     The Canadian exploration properties consist of holdings in British Columbia, the Yukon and the Northwest Territories. In total, these properties comprise approximately 97,338 hectares of land. These properties are in the early stages of exploration, and include targets for gold.

1.   GOLD PROPERTY AT MACKENZIE, NORTHWEST TERRITORIES

     Location and Geology. The MacKenzie properties are seven claim blocks located 695 kilometres northeast of Yellowknife and 130 kilometres southwest of Cambridge Bay, in the Northwest Territories. The claims abut Hope Bay in Melville Sound. The properties cover an aggregate area of 5,226 hectares.

     The claims are situated within the Hope Bay Greenstone Belt of the Slave Structural Province. The belt has an average width of 14.5 kilometres and extends 80 kilometres east southeast of Melville Sound. The belt is flanked on the east, west and south, by granitic rocks. The belt contains greenschist grade metavolcanic and metasedimentary rocks, which are believed to be members of the Yellowknife Supergroup and Archean in age.

     BHP Minerals Canada Ltd. ("BHP"), the optionee of Lexam's MacKenzie properties, conducted a drill program on a number of targets during 1995 and 1996 and BHP has earned a 60% interest in the MacKenzie properties pursuant to the joint venture agreement.

     In October 1999, BHP sold its interest to Cambiex Explorations Inc. ("Cambiex"), which included the 60% interest in Lexam's MacKenzie property.

     Cambiex expressed interest in acquiring the remaining 40% of Lexam's MacKenzie properties and on May 12, 2000 Lexam announced the sale of its 40% interest in its mineral leases to Cambiex Explorations Inc. The consideration received was 1,750,000 shares of Cambiex, which has since changed its name to Hope Bay Gold Corporation Inc. The area covered by the leases represents approximately 5% of the total surface comprising the Hope Bay Properties.

     Lexam considered an equity interest to be the optimum method to participate in the development of the area. The area appears to have good potential for further discoveries both at depth and along strike from the current resources area and in the numerous identified anomalies and drill targets.

2.   OTHER PROPERTIES

     Other Canadian projects include the Jason project, which is a lead-zinc-silver property, located in the Yukon Territory. No exploration work has been performed on this property since 1991. In addition, Lexam holds interests in other properties in British Columbia and the Yukon Territory.

     With respect to diamond exploration and land licences in Greenland, Lexam was required to make qualifying expenditures in 1999 with respect to past and current expenditure commitments. These expenditures were not made and, as a result, Lexam effectively forfeited the land licences. Accordingly, all deferred expenditures relating to the project were written off in 1999. Notwithstanding the licences being forfeited, Lexam may be required to pay 50% of the outstanding work commitments pursuant to the laws governing mineral exploration in Greenland. The total outstanding commitment at December 31, 1999, was approximately Cdn$1.5 million.

     MUTUAL FUNDS UNDER MANAGEMENT

     Pursuant to the terms of a management agreement with each of Goldfund and Goldtrust, CSA Enterprises manages the two mutual funds. In 1999, Goldfund and Goldtrust paid an aggregate of Cdn$72,000 and Cdn$125,000, respectively, in management and other fees to CSA Enterprises, and during the eight month period ending August 31, 2000, they have paid Cdn$42,000 and Cdn$73,000, respectively.

     Goldtrust was established in 1975 pursuant to the terms of a trust indenture. It provides investors with an opportunity to invest in a portfolio of gold-based investments, consisting primarily of gold bullion and securities of Canadian corporations engaged in the exploration, development and operation of gold mines.

     Goldtrust's net assets in 1999 decreased by 26% to Cdn$4.8 million, or Cdn$4.32 per unit, from Cdn$6.5 million, or Cdn$4.99 per unit, in 1998. During the eight month period ending August 31, 2000, Goldtrust's net assets have decreased by 19.7% to Cdn$3.9 million, or Cdn$3.93 per unit.

     Goldfund was incorporated in 1968. The objective of the fund is to achieve long-term capital appreciation for investors, through investment in gold bullion and securities of gold mining companies engaged in the exploration, development and operation of gold mines throughout the world.

     Goldfund's net assets in 1999 decreased by 18% to Cdn$2.2 million, or to Cdn$4.25 per share, from Cdn$2.7 million, or Cdn$4.30 per share, in 1998. During the eight month period ending August 31, 2000, Goldfund's net assets have decreased by 9% to Cdn$2.0 million, for a per share value of Cdn$4.19.

MISCELLANEOUS MATTERS

     CSA receives a portion of its revenue from management fees. These fees are determined on the basis of the value of the assets under management. As a major portion of these assets are gold-based, a fluctuation in the price of gold will have a substantial impact on the earnings of CSA as it has no influence over the prevailing price of gold. Gold prices are affected by numerous factors beyond the control of CSA. These factors include changes in the rate of inflation, purchase or sale of gold by government entities, changes in international investment patterns and monetary systems, economic growth rates, political developments and shifts in the public and private supply and demand for gold.

     As at August 31, 2000, CSA had four employees.

     Lexam had three employees based in the Denver Colorado exploration office until June 1999 when Lexam closed its office there. In November 1999, the board of Lexam approved a resolution to grant them as well as other consultants and vendors, stock options and the payment of shares in satisfaction of indebtedness.

SELECTED HISTORICAL FINANCIAL DATA

     The following sets forth a summary of selected financial information from the consolidated financial statements of CSA for the periods indicated, as well as selected operating information:

                CSA THREE-YEAR COMPARATIVE FINANCIAL INFORMATION
          (in thousands of Canadian dollars, except per share amounts)

                                                          SIX MONTHS
                                                         ENDED JUNE 30       YEARS ENDED DECEMBER 31
                                                       -----------------   ----------------------------
                                                        2000      1999      1999      1998       1997
                                                       -------   -------   -------   -------   --------
                                                          (Unaudited)
Revenues (before equity investments).................  $    59   $   272   $   255   $   541   $    608
Earnings (loss)......................................     (348)    8,529    10,108      (697)   (21,584)
-- Per Share
  Basic..............................................    (0.05)     1.31      1.55     (0.11)     (3.36)
  Fully diluted......................................    (0.05)     1.22      1.48     (0.11)     (3.36)
Dividends per Share
  Class A............................................       --        --        --        --         --
  Class B............................................       --        --        --        --         --

                                                                               DECEMBER 31
                                                               JUNE 30,     -----------------
                                                                 2000        1999      1998
                                                              -----------   -------   -------
                                                              (Unaudited)
Total assets................................................    $43,648     $42,978   $32,832

DIVIDENDS

     CSA does not have an established dividend policy. CSA did not pay any dividends in 1998 or 1999, nor has it paid any dividends in 2000 as at August 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and the financial condition of CSA Management Inc. constitutes management's review of the factors that affected the company's financial and operating performance in the six months ended June 30, 2000 and 1999, and the twelve months ended December 31, 1999, 1998 and 1997. This discussion should be read in conjunction with CSA's consolidated financial statements and related notes. ALL MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

     CSA's consolidated results include the financial statements of the company and its wholly-owned subsidiary. As well, the company has an approximate 17.2% equity interest in Goldcorp Inc., a North American gold mining company, and a 31.9% equity interest in Lexam Explorations Inc., a mineral and energy exploration company. CSA equity accounts for its interests in Goldcorp and Lexam. CSA provides investment management and administrative services to Goldfund Ltd. and Goldtrust, two mutual funds.

     Financial Results

     In the six months ended June 30, 2000, CSA reported a loss of $0.3 million, or $0.05 per share, compared to earnings of $8.5 million, or $1.31 per share, during the same period in 1999. CSA reported earnings of $10.1 million, or $1.55 per share during the twelve months ended December 31, 1999, compared to a loss of $0.7 million, or $0.11 per share, in 1998, and a loss of $21.6 million, or $3.36 per share in 1997.

     The loss during the first half of 2000 includes a $1.0 million share in the net losses of Goldcorp and Lexam, and an income tax recovery of $0.9 million. The earnings during the same period in 1999 are derived primarily from the $8.6 million net earnings from its equity investments.

     The earnings for the year ended 1999 include its $10.6 million equity interest in the net earnings of Goldcorp and Lexam. The losses in both 1998 and 1997 include CSA's interest in its equity investments of $0.5 million and $21.5 million, respectively.

     Management fees are received from Goldfund and Goldtrust, based on a percentage of the market value of the assets under administration. During the first half of 2000, management fees received were $0.1 million, comparable to the same period in 1999. Interest and other income decreased to $0.1 million from $0.2 million during the same period in 1999. This was the result of lower average cash balances during the first half of 2000 compared to the first half of 1999.

     Management fees decreased to $0.1 million during the year in 1999, from $0.2 million in 1998 and 1997. Interest and other income decreased to $0.3 million from $0.6 million in 1998 and $0.5 million in 1997 as a result of lower cash balances in 1999 compared to 1998 and 1997.

     General and administrative expenses declined during the first half of 2000, to $0.3 million from $0.4 million in the same period during the prior year. During the twelve months ended December 31, 1999, general and administrative expenses were $0.7 million, which was unchanged from 1998 and were $0.8 million in 1997.

     Liquidity and Capital Resources

     At June 30, 2000, the company's cash and short-term investments were $0.7 million, compared to $0.9 million at December 31, 1999, and $10.7 million at December 31, 1998. The decrease from 1998 was due mainly to the cost of increasing the Company's investment in Goldcorp. In March 1999, CSA acquired an additional 2,240,000 Goldcorp Class B Shares through the exercise of its warrant to acquire Goldcorp Class B Shares at $4.035 per share for a total cost of $9.0 million. Also, in December 1998, an agreement was made between CSA and Lexam to provide Lexam with a $0.9 million demand loan facility. An initial amount of $0.5 million was paid immediately in 1998 and the remaining $0.4 million was drawn down in 1999.

     The company's main source of operating cash flow is in the form of management fees from Goldfund and Goldtrust, as well as the potential for dividend income from Goldcorp. In the periods being reported, CSA has not received dividends from Goldcorp.

SHARE TRADING INFORMATION

     CSA's Class A Non-Voting Shares are listed on the TSE. The following sets out certain information with respect to the market prices for the CSA Class A Non-Voting Shares during the periods indicated, as quoted on the TSE.

                           THE TORONTO STOCK EXCHANGE

                                                                   CSA CLASS A NON-VOTING SHARES
                                                             -----------------------------------------
                                                             HIGH (CDN$)    LOW (CDN$)    SHARE VOLUME
                                                             -----------    ----------    ------------
2000
First Quarter..............................................      8.50          6.50          228,586
April......................................................      9.15          8.00           90,919
May........................................................      9.50          8.35          348,742
June.......................................................     12.00          9.00          289,793
July.......................................................     12.00         10.00           51,787
August.....................................................     21.00         15.50        1,247,577
1999
First Quarter..............................................     10.60          7.60          479,000
Second Quarter.............................................      9.65          6.30          205,000
Third Quarter..............................................     11.75          6.50          324,000
Fourth Quarter.............................................     11.45          7.25          231,000

     On July 31, 2000, the last day on which the CSA Class A Non-Voting Shares traded, prior to the public announcement of the Arrangement made jointly by CSA and Goldcorp, the closing price of the CSA Class A Non-Voting Shares, as quoted on the TSE, was Cdn$10.00.

     On September 28, 2000, the closing price of the CSA Class A Non-Voting Shares, as quoted on the TSE, was Cdn$20.00.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information known to CSA concerning its directors and executive officers, including the number, as at August 31, 2000, of CSA Class A Non-Voting Shares and CSA Class B Shares officially owned or over which control or direction is exercised by each such person.

NAME AND                                                                                       CLASS A
MUNICIPALITY OF                     POSITION WITH THE                                         NON-VOTING    CLASS B
RESIDENCE                           CORPORATION                   PRINCIPAL OCCUPATION          SHARES       SHARES
---------------                     -----------------             --------------------        ----------   ----------
ROBERT R. MCEWEN..................  Chairman, Chief Executive     Chairman and Chief             591,328(3)    365,216(4)
Toronto, Ontario                    Officer and Director          Executive Officer of CSA.
                                    (A Director since 1994 and a  Also, Chairman and Chief
                                    Director of the predecessor   Executive Officer and a
                                    company since 1986)           Director of Goldcorp and
                                                                  Lexam. Prior to 1997 also
                                                                  served as President of
                                                                  CSA, Goldcorp and Lexam.
STUART R. HORNE (1)...............  Director                      President of Tombill Mines     225,000(5)        Nil
Caledon, Ontario                    (A Director since 1994 and a  Ltd.
                                    Director of the predecessor
                                    company since 1985)

NAME AND                                                                                       CLASS A
MUNICIPALITY OF                     POSITION WITH THE                                         NON-VOTING    CLASS B
RESIDENCE                           CORPORATION                   PRINCIPAL OCCUPATION          SHARES       SHARES
---------------                     -----------------             --------------------        ----------   ----------
MOEZEDDIN N. MOZAFFARI (1)........  Director                      Since 1995, Chief               25,000(6)        Nil
Abu Dhabi, United Arab Emirates     (A Director since 1995)       Operating Officer of
                                                                  United Technical
                                                                  Services-Abu Dhabi. Also,
                                                                  Director of Chescor
                                                                  Capital Corporation
                                                                  Limited since 1999 (a
                                                                  company registered in
                                                                  Mauritius), and Chairman
                                                                  of Chescor Capital Offset
                                                                  Fund LLC since 2000 (a
                                                                  company registered in
                                                                  Mauritius).
DR. DONALD ROY MORRELL QUICK......                                                                      (6)
Burlington, Ontario                 Director                      Doctor of Chiropractic,         25,000          Nil
                                    (A Director since 1996)       East Hamilton Chiropractic
                                                                  Clinic.
MICHAEL L. STEIN (1)..............  Director                      Executive Chairman of           25,000(6)        Nil
Toronto, Ontario                    (A Director since 1994)       Canadian Apartment
                                                                  Properties Real Estate
                                                                  Investment Trust (CAP
                                                                  REIT), the units of which
                                                                  are listed on the TSE.
                                                                  Also, holds the position
                                                                  of Chairman and Chief
                                                                  Executive Officer of MPI
                                                                  Group Inc., an investment
                                                                  company.
DENNIS R. TUCK....................  Treasurer                     Treasurer of the                20,000(7)        Nil
Toronto, Ontario                                                  Corporation, Goldfund and
                                                                  Goldtrust since 1994.
VICTORIA K. RUSSELL (2)...........  Vice President, Legal         Lawyer. Vice-President,         25,000(6)        Nil
Toronto, Ontario                                                  Legal Services of the
                                                                  Corporation. Also, Vice-
                                                                  President, Legal Services
                                                                  of Goldcorp and Lexam from
                                                                  December 1999. From 1993
                                                                  to 1999 worked in private
                                                                  practice.

---------------

Notes:

(1) Member of the Audit Committee.

(2) Ms. Russell became Vice President, Legal Services, in December 1999.

(3) Includes stock options to purchase up to 250,000 Class A Non-Voting Shares.

(4) See under the heading "General Proxy Information -- Principal Holders of Voting Shares -- CSA".

(5) Includes 200,000 Class A Non-Voting Shares held by Tombill Mines Ltd. of Caledon, Ontario a corporation controlled by Mr. Horne, and stock options to purchase up to 25,000 Class A Non-Voting Shares.

(6) Represents stock options to purchase up to 25,000 Class A Non-Voting Shares.

(7) Represents options to purchase up to 20,000 Class A Non-Voting Shares.

     The senior officers and directors of CSA beneficially own, directly or indirectly, 9.0% of the CSA Class A Non-Voting Shares which does not include stock options to purchase 395,000 CSA Class A Non-Voting Shares, and 74.2% of the outstanding CSA Class B Shares.

     The OBCA requires CSA to have an audit committee. Messrs. S.R. Horne, M.N. Mozaffari and M.L. Stein comprise the Audit Committee of the board of directors. The Audit Committee reviews the financial statements of CSA and reports thereon to the board of directors. Members of the Audit Committee are not paid additional remuneration for serving as members of the Audit Committee.

     The board of directors carries out the duties of a compensation committee with respect to compensation of the executive officers, and administration of, and grants pursuant to, the CSA Employee Incentive Plan.

     CSA does not have an executive committee.

LEGAL PROCEEDINGS

     As at August 31, 2000, CSA was not the subject of any legal proceedings, the outcome of which may have a material adverse effect upon CSA.

SHARE CAPITAL

     The authorized capital of CSA consists of an unlimited number of CSA Class A Non-Voting Shares, and an unlimited number of Class B Shares. As of September 7, 2000, 6,038,827 (6,275,077 on a fully diluted basis assuming that all "in the money", vested options are exercised) CSA Class A Non-Voting Shares and 492,308 CSA Class B Shares in the capital of CSA were outstanding. Each holder of a CSA Class A Non-Voting Share is entitled to receive notice of and to attend CSA shareholder meetings but is not entitled to vote thereat. Each CSA Class B Share carries the right to one vote at meetings of shareholders of CSA.

CSA EMPLOYEE INCENTIVE PLAN

     The Corporation maintains the CSA Employee Incentive Plan which was approved by shareholders on March 16, 1994. There were no options granted to "named executives" in 1999, as that term is defined in applicable securities legislation. See also the "Report on Executive Compensation -- Long Term Incentive" in this Information Circular.

     The following table provides information on the aggregate option exercises.

 AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
            AND FINANCIAL YEAR-END OPTION/SAR VALUES -- 1999 (2)(3)

                                                                                                VALUE OF UNEXERCISED
                               SECURITIES                        UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                               ACQUIRED ON   AGGREGATE VALUE          DEC. 31, 1999                 DEC. 31, 1999
                                EXERCISE         REALIZED                  (#)                           ($)
NAME                               (#)             ($)          EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE (1)
----                           -----------   ----------------   -------------------------   -----------------------------
Robert R. McEwen.............         --              --             150,000/100,000                         --/--

---------------

(1) On December 31, 1999, the closing price of the CSA Class A Non-Voting Shares on the TSE was Cdn$8.50.

(2) Ms. Floriana G. Cipollone exercised 6,250 Class A Stock Options on November 19, 1999, for a total aggregate value of Cdn$52,500.00. The shares were exercisable at Cdn$8.60, so Ms. Cipollone had a loss of Cdn$1,250.00. Ms. Cipollone was Vice President, Finance until she resigned November 19, 1999.

(3) CSA has not used Stock Appreciation Rights.

EXECUTIVE COMPENSATION

     The following table sets forth, for the periods indicated, information concerning the compensation earned by the "executive officers" of CSA, as that term is defined by applicable securities legislation.

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

                                                             ANNUAL COMPENSATION
                                               -----------------------------------------------

                                                                                  OTHER
                                                                                  ANNUAL
                                                 SALARY(1)       BONUS         COMPENSATION
     NAME AND PRINCIPAL POSITION        YEAR      (CDN$)          ($)            ($) (2)
----------------------------------------------------------------------------------------------
 Robert R. McEwen (4)                   1999      90,000               --         --
 Chairman and Chief Executive Officer   1998      90,000               --         --
                                        1997      90,000               --         --
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

-------------------------------------  ---------------------------------------------------------------
-------------------------------------  ---------------------------------------------------------------
                                                 LONG-TERM COMPENSATION
                                       ------------------------------------------
                                                   AWARDS               PAYOUTS
                                       ------------------------------ -----------
                                         SECURITIES
                                           UNDER        RESTRICTED
                                          OPTION/        SHARES OR
                                            SARS        RESTRICTED       LTIP        ALL OTHER
                                          GRANTED       SHARE UNITS     PAYOUTS     COMPENSATION
     NAME AND PRINCIPAL POSITION          (#) (3)           ($)           ($)         ($) (4)
 Robert R. McEwen (4)                          --         --            --              --
 Chairman and Chief Executive Officer     200,000         --            --              --
                                               --         --            --              --
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Notes:

(1) Mr. McEwen's salary has not been increased since 1990.

(2) The aggregate value of other annual compensation for each named executive officer does not exceed the lesser of Cdn$50,000 and 10% of such executive officer's aggregate salary and bonus.

(3) Options are exercisable for the purchase of CSA Class A Non-Voting Shares.

(4) Goldcorp provides administrative and technical services to CSA for which Goldcorp is reimbursed for its costs by CSA. During 1999, Mr. McEwen was the Chairman and Chief Executive Officer of both CSA and Goldcorp. See "Information Concerning CSA -- Interests of Management and Others in Material Transactions".

     COMPENSATION OF DIRECTORS

     Directors of CSA who are not employees of CSA are remunerated for services rendered. Each director is paid a director's fee of Cdn$11,800 per annum. In addition, directors are reimbursed for their reasonable expenses incurred to attend meetings.

     FEES FOR CSA INDEPENDENT COMMITTEE

     At the August 1, 2000 meeting of the board of directors, special fees for members of the CSA Independent Committee were approved. The Chair of the committee would receive Cdn$13,000, each other member would receive Cdn$10,000, and all members would be entitled to a special fee of Cdn$1,000 per meeting of the committee at which minutes were taken and to be reimbursed for expenses.

REPORT ON EXECUTIVE COMPENSATION

     The board of directors of CSA as a whole meets on executive compensation matters as and when required. The board of directors also reviews the design and competitiveness of CSA's compensation and benefit programs and may approve amendments to, and grants pursuant to, such programs.

     COMPENSATION PHILOSOPHY

     CSA's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of CSA's business plans and a linkage between executive compensation and the financial performance of CSA.

     The objectives of CSA's executive compensation policy are to:

     (a) attract, retain and motivate executives critical to the success of CSA;

     (b) provide fair, competitive and cost effective compensation programs to its executives;

     (c)   link the interests of management with those of the shareholders; and

     (d)   provide rewards for outstanding corporate and individual performance.

     The board of directors reviews on an annual basis the cash compensation, performance and overall compensation package of the executive officers of CSA.

     BASIC SALARY

     In determining the basic salary of an executive officer, the board of directors places equal weight on the following factors:

     (a)   the particular responsibilities related to the position;

     (b)   salaries paid by comparable businesses;

     (c)   the experience level of the executive officer; and

     (d)   his/her overall performance.

     The salary of Mr. Robert R. McEwen has not increased since 1990.

     BONUS PAYMENTS

     Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance. In general, bonuses, which are considered on an annual basis by the board of directors, are not automatic and are intended to recognize exceptional performance. At the end of each fiscal year, the performance of the executive officers during such year is reviewed against the success achieved by each such executive officer in carrying out their respective responsibilities to CSA.

     In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold. When applying the financial performance criteria, the board of directors considers factors over which the executive officers can exercise control, such as meeting budget targets established by the board of directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of CSA. There are no pre-established payout ranges. No bonus payments were paid in 1999 or in the first eight months of 2000.

     LONG-TERM INCENTIVES

     The CSA Employee Incentive Plan is designed to promote sustainable increases in the shareholder value by linking the interests of management with those of the shareholders.

     During 1999, pursuant to the CSA Employee Incentive Plan, options to acquire 25,000 Shares were granted to Victoria K. Russell, Vice President, Legal Services, at Cdn$8.55 per share as part of her employment package.

     The board of directors views grants as providing encouragement for long-term management continuity and the appropriate balance between reward for share appreciation and risk to the individuals. The board of directors further views long-term incentives as consistent with market price and as an effective means to align the interests of management and shareholders.

     CHIEF EXECUTIVE OFFICER'S COMPENSATION

     During 1999, Mr. Robert R. McEwen's basic salary was Cdn$90,000 which was paid by CSA Enterprises. This has been the salary in effect since 1990. He did not receive a cash bonus in 1999. Mr. McEwen is eligible to participate in the Corporation's incentive plans on the same basis as other executive officers, and he received options to acquire 25,000 CSA Class A Non-Voting Shares as vested in 1999.

September 27, 2000
                                       Report presented on behalf of the board
                                       of directors of
                                       CSA Management Inc.:
                                       Stuart R. Horne, Robert R. McEwen
                                       (Chairman),
                                       Moezeddin N. Mozaffari, Donald R. M.
                                       Quick, and
                                       Michael L. Stein.

PERFORMANCE GRAPH

     The following graph shows a comparison for the period indicated of the cumulative return of CSA's Class A Non-Voting Shares with the TSE 300 Composite Index and the Gold & Precious Minerals Index of the TSE.

                         CSA CLASS A NON-VOTING SHARES

                                                                                        GOLD & PRECIOUS
                                         CSA CLASS A SHARES     TSE 300 COMPOSITE        MINERALS INDEX
                                         ------------------     -----------------       ---------------
31/12/95                                       100.00                 100.00                 100.00
31/12/96                                       120.00                 126.00                 109.00
31/12/97                                        60.00                 142.00                  61.00
31/12/98                                        75.00                 119.00                  52.00
31/12/99                                        75.00                 172.00                  46.00
31/08/00                                       180.00                 239.00                  39.00

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No director or executive officer of CSA, no security holder who is known to CSA to own of record or beneficially hold more than 10% of any class of the Corporation's securities, no nominee for election as a director of the Corporation and no associate or affiliate of any such director, executive officer, security holder or nominee has had any material interest, direct or indirect, in any transaction since December 31, 1998 or in any proposed transaction which has materially affected or would materially affect CSA or any of its subsidiaries, except as disclosed below and elsewhere in this Information Circular.

     Goldcorp provides CSA with certain administrative and technical services for which Goldcorp is reimbursed for its costs. In 1999, CSA reimbursed Goldcorp in the amount of Cdn$36,000, and during the eight month period ending August 31, 2000, CSA has reimbursed Goldcorp the amount of Cdn$24,000.

     CSA Enterprises is party to a management services agreement (the "Management Services Agreement") with Goldcorp and Lexam pursuant to which CSA Enterprises and Goldcorp provide technical, administrative and corporate management services Lexam on a cost-recovery basis not to exceed $5,000 per month. Also pursuant to the Management Services Agreement, CSA Enterprises and Goldcorp have agreed not to compete with Lexam for mining exploration opportunities within a radius of 10 miles of the properties of Lexam for the term of the Management Services Agreement. In 1999, Lexam paid Goldcorp and CSA Enterprises the aggregate amount of Cdn$24,000 pursuant to the Management Services Agreement and during the eight month period ending August 31, 2000, Lexam has paid Goldcorp and CSA Enterprises the aggregate amount of Cdn$16,000.

     Fees are received from Goldfund and Goldtrust for general administrative, management and transfer agent services provided by CSA. In 1999, Goldfund and Goldtrust paid CSA the aggregate amount of Cdn$197,000, and during the eight month period ending August 31, 2000, Goldfund and Goldtrust have paid CSA the aggregate amount of Cdn$115,000.

     In November 1998, CSA agreed to provide a secured demand loan facility to Lexam for Cdn$900,000. Interest is at the rate of prime plus one percent and is payable on demand. As at August 31, 2000, the demand loan has been fully drawn down and the balance outstanding, including accrued interest, is Cdn$1,010,000.

     Mr. Robert R. McEwen serves as Chairman and Chief Executive Officer and is a director of Goldcorp and Lexam.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     None of the directors, executive officers and senior officers is indebted to CSA or any of its subsidiaries.

DIRECTOR'S AND OFFICERS' INSURANCE

     CSA, together with its related companies, maintains liability insurance for the benefit of CSA, its related companies and their directors and officers, as a group. The amount of insurance purchased in 1999 was Cdn$25,000,000 (aggregate limit). The policy contains a deductible clause of Cdn$250,000 for CSA and nil for each director or officer, on a per claim basis. In 1999, the aggregate insurance premium was Cdn$114,000 and did not distinguish between directors as a group or as to officers as a group.

CORPORATE GOVERNANCE PRACTICES

     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Good corporate governance is an essential element in a well managed company. In February 1995, the Corporate Governance Committee of the TSE issued its report which contained a series of guidelines for effective corporate governance for the process and procedures used to manage the business and affairs of the listed companies. The TSE adopted the Committee's 14 recommendations as to best practice guidelines for listed companies. The TSE has, in accordance with the recommendations contained in the report, adopted as a continuing listing requirement for all TSE listed companies that each company annually disclose its corporate governance practices with reference to each of the guidelines set out in the TSE Committee's report. The TSE does not require compliance with the guidelines, but every year companies must disclose and explain any difference between their corporate governance practices and the guidelines.

     The following is a description of CSA's corporate governance policy.

     MANDATE OF THE BOARD OF DIRECTORS

     The responsibility of the board of directors is to supervise the management of the business and affairs of CSA and to act with a view towards the best interests of CSA. In discharging its mandate, the board of directors oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

     (a)   charting the overall strategic direction of CSA;

     (b) identifying the principal risks of CSA's business and ensuring the implementation of appropriate systems to manage these risks;

     (c) succession planning, including the appointing, training and monitoring senior management;

     (d) a communication policy for CSA to facilitate communications with investors and other interested parties; and

     (e) reviewing the integrity of CSA's internal control and management information systems.

     BOARD COMPOSITION

     The board of directors meets at least once each calendar quarter and following the annual meeting of shareholders. The frequency of the meetings and the nature of the meeting agendas are dependent upon CSA's affairs and by the opportunities or issues which CSA faces from time to time. In 1999, the board of directors met five times. During the eight month period ending August 31, 2000, the board of directors met four times.

     Unrelated Directors. The board of directors currently consists of five members. The board of directors believes that four of its members are unrelated directors, as defined in the TSE guidelines. They state that an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of CSA, other than interests and relationships arising from shareholding.

     In determining whether the directors were unrelated directors, the board of directors considered the circumstances of the directors and whether their interests and relationships could, or could reasonably be perceived to materially interfere with their ability to act in the best interests of CSA.

     The board of directors has considered its size to determine whether it has sufficient members to carry out its mandate in an efficient manner, while simultaneously presenting a diversity of views and experience. The board of directors is of the view that its current composition serves to promote effectiveness and efficiency while preserving diversity.

     Significant Shareholder. As at August 31, 2000, Evanachan held approximately 74.1% of the outstanding CSA Class B Shares. For purposes of the TSE guidelines, Evanachan is a significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

     Independence from Management. The board of directors has in place structures and processes in place to facilitate the functioning of the board independently from management. Mr. Robert R. McEwen is Chairman of the board of directors and Chief Executive Officer of each of CSA and Evanachan. The board of directors is of the view that the fact that Mr. McEwen occupies this position does not impair the ability of the board of directors to act independently of management and, further, given the size of CSA and its activities, this arrangement is appropriate and functional.

     BOARD COMMITTEES

     The board of directors has one committee: the Audit Committee. It reports directly to the board of directors. From time to time, based on need, ad hoc committees of the board are appointed. The board of directors as a whole meets as required to discuss any and all matters it deems necessary. When appropriate, members of management, including Mr. McEwen, are not present at such meetings.

     Compensation/Corporate Governance Committee. The board as a whole generally assumes responsibility for developing the approach of CSA to matters of corporate governance. It has the authority and responsibility for:

     (a) annually reviewing the mandates of the board of directors and such amendments to those mandates as it believes are necessary or desirable;

     (b) considering and, if thought fit, approving requests from directors for the engagement of special advisors from time to time;

     (c) recommending procedures to permit the board of directors to meet on a regular basis without management present;

     (d) preparing and recommending annually a "Statement of Corporate Governance Practices" to be included in CSA's annual report or information circular;

     (e) reviewing on a periodic basis the composition of the board of directors to ensure that an appropriate number of independent directors sit on the board of directors;

     (f)   annually reviewing the compensation of the senior officers of CSA;

     (g) approving an appropriate orientation and education program for new recruits to the board of directors; and

     (h) analyzing the needs of the board of directors when vacancies arise and recommending nominees whose experience and skills meet such needs.

     The board reviews the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director and executive officer. In addition, to the extent such matters are delegated to it by the board of directors, it will approve grants under incentive plans.

     Audit Committee. The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of CSA's outside auditor to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including the review of CSA's annual financial statements prior to their presentation to the board of directors), the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in CSA's annual report. The Audit Committee meets with CSA's external auditor and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board of directors the auditor to be appointed as CSA's auditor at the annual meeting and the terms of their remuneration.

     The Audit Committee is also charged with reviewing the adequacy and effectiveness of internal controls over CSA's accounting and financial reporting systems and monitoring the actions taken by management with respect to any significant recommendations made by CSA's external auditor.

     The members of the Audit Committee are Messrs. Stuart R. Horne, Moezeddin
N. Mozaffari and Michael L. Stein. During 1999, the Audit Committee met four times and during the eight month period ended August 31, 2000, the Audit Committee met four times.

     DECISIONS REQUIRING BOARD OF DIRECTORS APPROVAL

     In addition to those matters which by law must be approved by the board of directors, approval by the board of directors is required for CSA's annual business plan and budget, major acquisitions or dispositions by CSA or transactions which are outside of CSA's existing business.

     SHAREHOLDER COMMUNICATIONS

     The board of directors has authorized management to represent CSA in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. All inquiries and concerns receive a complete and timely response from the appropriate officer of CSA. The board of directors ensures that appropriate investor relations programs and procedures are in place.

     The board of directors reviews CSA's significant communications with investors and the public, including the quarterly press releases, the annual management information circular, the annual information form and the annual report to shareholders.

     EXPECTATIONS OF MANAGEMENT

     The board of directors has charged management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for CSA to secure opportunities as they arise. In order for the board of directors to effectively carry out its mandate, it must have confidence in the abilities of management which reports to it with respect to identifying issues and corporate opportunities.

     Members of the board of directors recognize the value of direct input from senior officers. This serve to assist directors in their deliberations. Where appropriate, members of management are invited to attend meetings of the board of directors to provide information as well as their opinion on various matters.

MATERIAL CONTRACTS

     Except as otherwise disclosed in this Information Circular, CSA is not a party to any material contracts.

AUDITORS, REGISTRAR AND TRANSFER AGENTS

     The auditors of CSA are KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2. The registrar and transfer agent of CSA is Montreal Trust Company of Canada, 100 University Avenue, 11th floor, Toronto, Ontario M5J 2Y1.

                        INFORMATION CONCERNING GOLDCORP

INCORPORATION AND SUBSIDIARIES

     Goldcorp is the continuing corporation formed on March 31, 1994 by the amalgamation of Goldcorp Inc., Dickenson Mines Limited and CSA Management Limited by way of statutory arrangement under section 182 of the Business Corporations Act (Ontario). In June 1996, the articles of Goldcorp were amended to give effect to a two-for-one split of the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares. Unless the context otherwise requires, reference herein to Goldcorp includes its predecessors and its subsidiaries.

     The authorized capital of Goldcorp consists of an unlimited number of Goldcorp Class A Subordinate Voting Shares, Goldcorp Class B Shares and preferred shares. The Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares are listed on the TSE and the NYSE. Goldcorp's registered and head offices are Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8.

     See the heading "Information Concerning CSA -- Subsidiaries" for a chart setting out the corporate structure of Goldcorp, including its material subsidiaries.

BUSINESS OF GOLDCORP

     Goldcorp is a North American based gold producer.

     Goldcorp and its subsidiaries own and operate two gold mines: the underground Red Lake Mine, located in northwestern Ontario, which is Goldcorp's primary asset; and an open pit mine, the Wharf Mine, located in the Black Hills of South Dakota. The Red Lake Mine is currently under development and is scheduled to begin production in November 2000. Goldcorp also owns and operates Saskatchewan Minerals, an industrial minerals operation, which produces sodium sulphate from two locations in southern Saskatchewan. On December 31, 1999, Goldcorp sold Havelock Lime, its New Brunswick-based industrial minerals operation, which produces limestone and lime products.

     Goldcorp also invests in exploration and junior mining companies. These investments serve as an industry listening post, offer opportunities for participating in new properties and could provide an additional source of working capital.

     As at August 31, 2000, Goldcorp had 292 employees.

PROPERTIES AND ACTIVITIES OF GOLDCORP

     RED LAKE MINE

     The Red Lake Mine, located in Balmertown, Ontario (10 kilometres northeast of Red Lake, Ontario, in the heart of the Red Lake gold camp of northwestern Ontario) has been in operation since 1948. The property on which the Red Lake Mine is located comprises 58 patented claims covering approximately 2,465 acres, which, on the west side, share a common boundary with Placer Dome Inc.'s Campbell Mine. Goldcorp holds title to the mineral claims on which the Red Lake Mine is located. Goldcorp also controls approximately 50,700 additional acres of prospective mineral ground in the Red Lake area. Access to the property is by road and by air.

     Geology. Goldcorp's Red Lake Mine lies in the eastern section of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes. In the Red Lake Mine, the two major types of gold mineralization consist of high grade quartz carbonate ore grading 1.37 ounces of gold per ton ("opt") and lower grade sulphide mineralization grading
0.36 opt.

     Most of the gold mineralization within the Red Lake Mine's boundaries is within, or adjacent to, shear zones in the older volcanic sequence. These zones may have occurred late in the deformation period which, in turn, is thought to be related to the nearby granitic intrusive.

     The ore bodies at the Red Lake Mine are made up of a number of sub-parallel groups of linear ore zones which are interpreted to lie along the north and south limbs of a major fold. Ore lens widths may vary from a foot to several feet and may be from tens of feet to over 100 feet in length. Overlapping and en-echelon lenses have permitted ore bodies to be developed and mined over lengths in some instances in excess of 1,200 feet and widths of up to 60 feet.

     The ore zones generally strike from northwest to southeast, and are dipping to the southwest. Individual ore lenses in the zones are plunging to the west. Fifteen major and thirteen minor steeply dipping zones have been identified to date. Current ongoing underground and surface exploration work indicates that other major zones exist.

     Each of the fifteen major zones and thirteen minor zones indicated above consist of several parallel to sub-parallel zones. Apart from variations in physical attributes and dimensions, the zones vary from well-defined veins to more indistinct zones of silica-sulphide mineralization. The zones vary mineralogically in sulphide content and gold distribution. To reflect that variation, the zones have been grouped into two categories: the sulphide zones; and the high grade zones (the "High Grade Zone").

     Exploration Results. Most of the historic production at the Red Lake Mine had been from refractory sulphide ores. Since February 1995, when the High Grade Zone was discovered, Goldcorp commenced an exploration and development program at the Red Lake Mine. Approximately 1,054,000 feet of exploration diamond drilling has been completed between the surface and the 46 Level as at August 31, 2000. In order to facilitate exploration and development, production in 1995 and 1996 was reduced. A labor dispute, which began in June 1996, resulted in the cessation of gold production while exploration and development has continued.

     During 1999, Goldcorp continued with its exploration and development program at the Red Lake Mine, completing 305 diamond drill holes for 171,000 feet of diamond drilling as well as 1,700 feet of drifting added to the mine, and during the eight month period ending August 31, 2000, the corresponding figures were 106,000 feet of diamond drilling and 1,400 feet of drifting added to the mine. At the end of 1999, the quantity of the High Grade Zone reserves had increased, with reserves in the proven and probable category increasing during that year by 329,000 ounces for a total of 2,318,000 ounces of gold.

     Drilling from 17 to 26 Level did reveal new gold mineralized structures in the hanging wall of the mine. Those gold bearing structures appear to be sub-parallel to the sulphide zone system and have some similarities to mineralization found in the High Grade Zone. While no reserves were outlined, future exploration will target areas where this fault system may intersect a high angle ultramafic contact. Below 30 Level, the objective of the 1999 program was to provide more precise knowledge of the location, grade and nature of the High Grade Zone in preparation for the production startup in 2000.

     Since February 1995, Goldcorp has spent more than $45 million in exploration and other related expenditures at the Red Lake Mine. During 1999, $6.1 million was expended on exploration and related development at the Red Lake Mine, and during the eight month period ending August 31, 2000, $3.1 million has been expended.

     Reserves and Resources. Reserve and resource estimates have been prepared by Goldcorp's geological and engineering staff, employing definitions consistent with the recommendations published by the 1996 Canadian Institute of Mining and Metallurgy Ad Hoc Committee on Resources/Reserve Classification. The reserve study was performed at year-end of 1999 to reflect drilling results available at mid-December 1999. The reserves and resources have been audited by Watts, Griffis and McOuat Limited, an independent geological and engineering consulting firm.

     All drilling results, geological boundaries, the mining plan and historical and expected future mining costs have been considered in calculating reserves employing the following procedures and parameters:

- An independent laboratory assayed the split drill core using primarily fire assay. Metallic assay was used for samples with visible gold.

- High grade assays have been reduced using the historical 2-5-10 cutting procedure. The 2-5-10 rule involves reducing assays greater than 10 ounces of gold per ton to 10 ounces, samples grading between 5 and 10 opt are reduced to 5 opt, and samples grading between 2 and 5 opt are reduced to 2 opt. The 2-5-10 cutting procedure was applied on normalized 2-foot samples.

- Mineralized zones were interpreted on sections and level plans to ensure the continuity of each ore shoot. Ore intersections were calculated at a minimum horizontal width of 4 feet. The reserves were estimated using polygon techniques on vertical longitudinals.

- Dilution is added as 1 foot of waste material at zero grade on each side of the zones. Average dilution is estimated at 20%.

- The reserves were estimated at a gold price of $300 per ounce and a cut-off grade of 0.20 ounces of gold per ton.

     The extent of mineralization in the Red Lake property has not been fully delineated.

     The estimated proven and probable reserves for the Red Lake Mine at December 31, 1999 and 1998 are as follows:

                      RED LAKE MINE RESERVES AND RESOURCES

                                                                                DECEMBER 31,
                                              --------------------------------------------------------------------------------
                                                               1999                                      1998
                                                          $300 PER OUNCE                            $300 PER OUNCE
                                              --------------------------------------    --------------------------------------
                                                                          CONTAINED                                 CONTAINED
                                                TONS OF       GRADE       OUNCES OF       TONS OF       GRADE       OUNCES OF
                                                  ORE        PER TON        GOLD            ORE        PER TON        GOLD
                                              -----------    --------    -----------    -----------    --------    -----------
                                              (thousands)    (ounces)    (thousands)    (thousands)    (ounces)    (thousands)
RESERVES
High Grade Zone
  Proven..................................         302         1.60           482             --           --            --
  Probable................................       1,394         1.32         1,836          1,447         1.37         1,989
                                                 -----         ----         -----          -----         ----         -----
Subtotal..................................       1,696         1.37         2,318          1,447         1.37         1,989
                                                 -----         ----         -----          -----         ----         -----
Sulphide Ore
  Proven..................................         410         0.39           161            410         0.39           161
  Probable................................       1,185         0.34           408            983         0.35           340
                                                 -----         ----         -----          -----         ----         -----
Subtotal..................................       1,595         0.36           569          1,393         0.36           501
                                                 -----         ----         -----          -----         ----         -----
Total All Zones
  Proven..................................         712         0.90           643            410         0.39           161
  Probable................................       2,579         0.87         2,244          2,430         0.96         2,329
                                                 -----         ----         -----          -----         ----         -----
TOTAL RESERVES............................       3,291         0.88         2,887          2,840         0.88         2,490
                                                 -----         ----         -----          -----         ----         -----
RESOURCES
Sulphide Ore..............................         417         0.97           404            408         0.61           247
  Inferred................................         526         0.41           218            119         0.31            37
                                                 -----         ----         -----          -----         ----         -----
TOTAL RESOURCES...........................         943         0.66           622            527         0.52           284
                                                 -----         ----         -----          -----         ----         -----

     Mining and Processing. The Red Lake Mine is serviced by two shafts. The Number 1 shaft extends from the surface, to a depth of 3,600 feet. The deepest working level of the Number 1 shaft is the 23 Level at a depth of 3,400 feet. The 23 Level connects Number 1 shaft to Number 2 shaft (internal winze) via a 3,800 foot long tunnel. The Number 2 shaft extends from the 23 Level to the 38 Level and terminates at a depth of 5,800 feet below the surface. The levels are approximately 150 feet apart. The top of the High Grade Zone is located at the 27 Level and extends down below the 42 Level, for a vertical distance of approximately 2,300 feet.

     Based on a feasibility study prepared by Goldcorp together with Watts, Griffis and McOuat in 1998, total capital expenditures to develop and rehabilitate mine facilities and build a new processing plant to mine the High Grade Zone are estimated at $56.2 million over an 18 month period. The construction is 92% completed to August 31, 2000 and is on schedule and on budget. Much of the infrastructure already in place underground will be integrated into the new mine after upgrading. Upgrades of various other systems will be required, including the installation of a new loading and spill pocket at the bottom of the Number 2 shaft, the installation of a micro-seismic system and the development of an automated rail haulage system on the 37 Level. The access ramp is being extended from the 30 Level to the 37 Level. Ventilation raises and ore and waste passes are being developed from 30 Level to 37 Level. The hoists have been automated to improve shaft efficiencies.

     Due to a labor dispute, the Red Lake Mine has not been producing since June 1996. Until that time, conventional and mechanized cut and fill mining methods with some long hole mining were the two mining methods of choice at the mine. Mining the High Grade Zone will also employ the cut and fill method (with paste backfill) coupled with long hole mining for sill pillar recovery. Depending on the geometry of an individual ore zones, diesel or compressed air equipment will muck the broken ore from the stopes to the ore passes. A train on 37 Level will haul the ore to the shaft loading pocket. The ore will then be hoisted directly to the coarse ore bin in the crushing plant.

     The existing mill at the Red Lake Mine is being replaced by a modern 600 ton per day facility. The old facility, the majority of which was built in 1948, is has been dismantled.

     The milling processes will include two stage crushing, single stage grinding, gravity concentration, cyanidation leaching, carbon-in-pulp ("CIP") gold recovery, carbon stripping and regeneration, electrowinning, flotation and paste backfill.

     In order to maximize throughput and recovery, the operating strategy will use a high degree of automation and monitoring to control the various processes. Effluent treatment will consist of total slurry treatment to oxidize residual cyanide and to precipitate heavy metals using the INCO/SO2 Air process. A significant amount of gold is associated with sulphide minerals. Therefore, a bulk sulphide flotation concentrate will be produced. The concentrate will be stockpiled on site until a secondary treatment plant is constructed. Test work will be carried out, using this concentrate, to determine the best treatment option.

     Paste technology will be used in the production and placement of backfill. A batch arrangement was chosen to provide better control of backfill consistency. Approximately one-half of the mill throughput will be placed as fill.

     Production. Due to the labor dispute, there has been no production at the Red Lake Mine since June 1996.

     Red Lake Mine Gold Sales. Due to the labor dispute, there have been no gold sales from the Red Lake Mine.

     Red Lake Mine Employees. Subsequent to year-end 1999, the strike at the Red Lake Mine was settled on April 21, 2000. The United Steelworkers of America and Goldcorp made the agreement which provided generous severance packages to all bargaining unit employees and Goldcorp will offer jobs to a minimum of forty five of the prior employees when the mine reopens. The union agreed to abandon its rights to represent employees. Goldcorp is pleased that the strike, which began in June 1996, is over. Prior to the settlement, Goldcorp had tabled an offer in September 1999 which was rejected by the union after a Ministry of Labor (Ontario) supervised vote in October 1999. Further meetings were held between Goldcorp and the Union again in December 1999 and January 2000. An improved offer expired on January 31, 2000 without a vote by the union. A mediator was appointed to resolve the dispute without success. As at August 31, 2000 there were 53 staff employees. Now that the strike has been settled, Goldcorp will be able to establish work procedures and hire its employees in a union free environment.

     Environmental Matters. The amendment to the Red Lake Mine Certificate of Approval ("COA") governing tailings management was received from the Ontario Ministry of Environment ("MOE") in February 1999. There are new conditions in the amendment that reflect the goal of both the MOE and Goldcorp to improve the effluent quality from the mill process to the point where Balmer Lake will no longer be required as a polishing pond. Both Goldcorp and Placer Dome Inc.'s Campbell Mine have historically used Balmer Lakes as a polishing pond.

     In that regard, by November 1999, modifications to the tailings system were completed. These modifications included raising the secondary tailings dams bordering Balmer Lake by 1.2 metres, constructing a tailings blanket on the upstream faces of these dams to significantly reduce permeability, and constructing a control weir to monitor effluent discharged from the secondary pond into Balmer Lake.

     Additionally, there are three conditions in the amended COA, which have to be met:

- Investigate options for reducing ammonia concentrations in the tailings effluent, within six months after mill start-up;

- Investigate the reclamation of secondary pond water for mill processing, within twelve months after mill start-up; and

- Submit a "terms of reference" to assess the impact of the discharge of arsenic from the secondary pond to Balmer Lake within three months of mill start-up.

     The monitoring point for the amended COA will be the newly constructed weir located at the Red Lake Mine secondary pond. The monitoring point will remain, at least in the near future, at a control weir located at the discharge point of Balmer Lake.

     On September 28, 1998, the control weir at the outlet from Balmer Lake was closed due to elevated arsenic concentrations that were slightly above the compliance limits of 0.5 milligrams per litre. Sampling to find the source showed that it was a lake-wide phenomenon attributed to arsenic remobilization from lake sediments. This was confirmed in 1999 by a geochemical study of lake sediments. Up until the early 1970's, both Placer Dome Inc. and Goldcorp had deposited tailings directly into the Balmer Lake.

     In September 1999, the Red Lake Mine was issued a control order by the MOE to "conduct technical investigations, which will lead to a better understanding of the recent elevated arsenic concentrations in Balmer Lake and which will be used to develop a long-term management plan for the watershed". An identical control order was issued to Placer Dome's Campbell Mine.

     These studies had already begun earlier in 1999, first with a geochemical assessment in February of 1999, and later with a biological study using tagged adult walleye in Balmer Lake. Further work is currently underway in 2000 to investigate the role of phosphorous in the release of arsenic from sediments.

     Water containing arsenic concentrations above the regulated limit of 0.5 milligrams per litre was released from Balmer Lake between January 28, 1999 and March 18, 1999 and again from September 4, 1999 to October 1, 1999. The release of water was necessary to control lake levels to maintain dam integrity and in order to modify the Red Lake Mine secondary pond dams. Arsenic concentrations fell below 0.5 milligrams per litre in October 1999.

     Financial assurances for the Red Lake Mine Closure Plan, submitted in 1995, were successfully negotiated with the Ministry of Northern Development and Mines (Ontario) in November 1999. An amendment to the original closure plan reflecting changes to the operation since 1995 has been prepared and a reclamation bond of Cdn$1.7 million, equal to the estimated closure cost, was posted with the Ministry. No additional financial assurances will be necessary with the amendment.

     A licensed carrier removed the PCB inventory at the Red Lake Mine site in July 1999. Certificates of Destruction, issued by BOVAR of Swan Hills, Alberta for the Red Lake Mine PCB's, were forwarded to both the Ministry of Northern Development and Mines and the MOE.

     WILANOUR EXPLORATION PROJECT

     In February 1998, Goldcorp completed its acquisition of all of the outstanding shares of Wilanour Resources Limited ("Wilanour"). As a result of this acquisition, Goldcorp's land holdings in the Red Lake mining district increased by 10,959 acres and currently totals 34,519 acres. Included in this land package is the former producing Cochenour Mine. Production began at the Cochenour Mine in 1939 and continued until 1975. During this time, 1.25 million ounces of gold was produced at an average grade of 0.54 opt. The Cochenour Mine is located just north of the town of Cochenour, 8 kilometres northeast of Red Lake, Ontario. The Cochenour Mine comprises 39 claims in Dome Township, of which 36 are patented claims and three are leased (expire January 1, 2009). In addition, the Cochenour Mine occupies 10 licenses of occupation.

     Geology. The Cochenour Mine, like the Red Lake Mine, lies in the eastern section of the Red Lake Precambrian Greenstone Belt. This belt is made up of an older assemblage of mafic and felsic volcanic rocks with a sedimentary sequence. These rocks are cut by a number of felsic and mafic dykes.

     The Cochenour Mine ore consists of free gold in quartz carbonate veins hosted by volcanic and sedimentary rocks and of fine gold tied in with arsenopyrite and to some extent with the pyrite-pyrrhotite mineralization. About 60% of the Cochenour Mine property is underlain with pillowed to massive mafic flows, which in turn host sequences of oxide facies to sulphide facies iron formation. Sequences of ultramafic and felsic flows as well as clastic sediments also exist.

     Structurally, gold at the Cochenour Mine is related to a low-dipping overthrust fault zone. Prior to mineralization, this thrust zone was displaced by several north-striking, steeply dipping normal faults, and both thrust zone and subsidiary faults were hydrothermally altered, silicified and carbonatized, with sericite, talc and chromium-muscovite common throughout. The main mineralization is intimately associated with a further hydrosilicification which accompanied the gold-bearing arsenopyrite, pyrite, stibnite and sphalerite assemblage. Gold is also associated with banded carbonate veins within and parallel to the thrust zone, in shear veins and silicified carbonatized lenses in talc schist and narrow silicified layered chert units.

     Exploration. Goldcorp commenced a two-year Cdn$5 million exploration program in 1998. In 1999, Goldcorp drilled 9 holes (8,228 feet) to test ore projections within the northwestern arm of the Cochenour ore trend. In general, assay results were disappointing. The better assays include 0.12 opt over 3.0 feet and 0.11 opt over 2.3 feet. The exploration effort also included trenching, mapping, soil geochemistry test and compilation of historical data. A regional airborne magnetometer/ horizontal loop EM/radiometric survey was completed in January 1999. Geophysical compilation was initiated in August 1999 and is continuing in 2000.

     Environmental Matters. Goldcorp received approval on the technical portion of the Cochenour Mine Closure Plan. Financial assurance in the form of a $900,000 surety bond has been provided to the Ministry of Northern Development and Mines (Ontario).

     WHARF MINE

     The Wharf Mine property consists of title to, or leases held by, Wharf Resources (U.S.A.), Inc. which is 100% owned by Wharf Resources Ltd., on 449 patented and 96 unpatented mining claims, covering approximately 4,205 acres. The Wharf Mine is situated within the Black Hills in the Bald Mountain Mining District of South Dakota. The property consists of several areas of adjoining gold mineralization amenable to open pit mining.

     Absolute title to the unpatented claims remains with either the United States Forest Service or the United States Bureau of Land Management. Additional claims are held pursuant to a lease agreement, which automatically renews each year. The lessor holds title to the minerals and is compensated by way of a royalty. Wharf holds title to the surface rights of the claims. Over 99% of the Wharf Mine's total reserves are on patented claims, with the remaining reserves on unpatented claims. Access to the Wharf Mine is by road.

     The Wharf Mine is subject to three royalties based on annual production from the affected claims. The first relates to part of the Annie Arm Pit where the royalty is calculated on the basis of 2.1% of the applicable calculated revenue. The second agreement covers the Foley Ridge properties. The royalty rate is 2.4% of calculated revenues. The third royalty agreement covers the Foley Ridge and Bald Mountain properties and is based on a sliding scale of 0.5% to 2% of realized revenue. In 1999 and 1998, aggregate royalty payments in the amount of $0.87 million and $0.88 million, respectively, were paid, and during the eight month period ending August 31, 2000, $0.49 million has been paid.

     Severance taxes are also payable to the State of South Dakota based on production and net profits. In 1999 and 1998, total severance taxes paid amounted to $1.0 million and $1.1 million, respectively, and during the eight month period ending August 31, 2000, $0.475 million has been paid.

     Mining at the Annie Creek Pit began in 1983 and was completed in October 1992. The Foley Pit, which currently is the main source of ore production, is further broken down into several smaller mining areas: North Foley; Vulcan; 33 Vertical; Maria; and East Foley 4A. During 1999, removal of overburden material was initiated in the Portland pit portion of the Wharf expansion project. The Portland Pit continues to be developed and ore is being produced during the current production year. Other pit areas that have been depleted are: Annie Creek; Annie Arm; East Foley 4B; Juno Cut; and Whiteside. Of these depleted pit areas: Annie Creek, Annie Arm and East Foley 4B have been backfilled with waste rock; Whiteside was completely backfilled with waste rock during 1997; and the Juno Cut was backfilled with spent ore between 1996 and early 1999. Spent ore is currently being disposed of in the southern extent of the Foley Pit.

     Wharf Expansion Project. The Wharf expansion project (formerly known as the Clinton Project), located immediately to the east of the Wharf Mine, consists of the Trojan and North Greater Portland deposits, both of which are amenable to open pit mining. The South Dakota Department of Environment and Natural Resources ("DENR") issued a mining/milling permit for the Wharf expansion project in June 1998. This permit has increased the mine life to approximately 2006 at the current production rate. The proximity of the Wharf expansion project deposits to existing treatment and mining facilities will be beneficial to the future development of this project. In December 1997, Goldcorp received a positive final feasibility study for the Wharf expansion project from Pincock, Allan and Holt Inc., an independent geological and engineering consulting firm.

     The Wharf expansion project is located within the discharge area of two new drainages: False Bottom; and Deadwood Creeks. Barren rock, containing residual nitrates from blasting activities, will be used as backfill material in the Wharf expansion project pits and deposited in the Trojan Rock facility, located on the upper portion of the historic Bald Mountain tailings. A pathway and fate analysis was conducted to determine the potential impacts to private wells located in lower False Bottom Creek and to Deadwood's back-up water supply at the former Cutting Mine in the Deadwood Creek drainage area. The study concluded that drinking water contaminant standards will not be exceeded and that no detrimental impacts will be experienced by either the back-up water supply of Deadwood or any residential or commercial wells near the project area.

     The pit bottom elevations for the Portland and Trojan pits are anticipated to be approximately 6,280 and 5,920 feet, respectively. As such, the Portland pit will be well above the regional ground water table, but portions of the Trojan pit bottom are projected to be near the top of the modelled ground water surface. However, inflows to the pit are predicted to be minimal because underground workings, at elevations between 5,900 to 6,000 feet, are currently and have historically been dry. In addition, extensive exploration drilling was conducted in this area and no significant water producing zones were encountered within the pit area.

     Extensive geochemical testing of the materials that will be mined in the Wharf expansion project has been conducted and is on going. The vast majority of the rock that will be mined is either inert or exhibits a strong neutralizing capacity. Unoxidized Precambrian rock that exhibited the potential for acid rock drainage ("ARD") was excluded from the Wharf expansion project mine plan. A small tonnage of lower Deadwood material has the potential for ARD, but amounts to less than 0.2% of the total material to be mined. As all of the lower Deadwood material with ARD potential is ore-bearing, the Wharf Mine will have sufficient opportunity to properly blend and neutralize the material with buffering rock prior to deposition in the spent ore depository. Detailed procedures for identifying and handling any material that exhibits the potential for ARD are being prepared for the DENR.

     Geology. Gold production is from both replacement sedimentary deposits and fracture disseminated igneous deposits. Steeply dipping fracture systems and zones of favourable porosity, permeability and structure of both sedimentary and intrusive rocks control ore deposition.

     The Cambrian Deadwood Formation sedimentary sequence hosts generally higher grade mineralization within large manto-like deposits. Tertiary igneous rock units contain extensive lower grade mineralization in areas of intensive alteration and fracturing.

     Exploration and Development. During 1999 and 1998, $0.8 million and $2.9 million, respectively, were expended on capital and deferred exploration and development at the Wharf Mine and the Wharf expansion project and during the eight month period ending August 31, 2000 $0.25 million has been spent.

     Exploration was focused on areas that had the most potential to increase reserves. A total of 34,869 feet of reverse circulation drilling in 115 holes were completed on the Deep Portland, Summit Flats and West Trojan targets. Neither reserves nor resources have been generated for these targets due to drill densities; however, Whittle pits have been derived from the new data that indicate additional drilling is warranted.

     Reserves and Resources. Reserve estimates have been prepared by Wharf's geological and engineering staff, employing definitions and guidelines established by the United States Geological Survey and the Securities and Exchange Commission, and have been audited by Watts, Griffis and McOuat Limited, an independent geological and engineering consulting firm. Drilling results, geological boundaries, the mine plan, current mining costs and recovery rates have all been considered in calculating reserves. 1999 Reserve calculations for Foley and Portland are based on an average gold price of $300 per ounce and a gold recovery of 78.5%, which yields an in-pit cutoff grade of 0.012 opt. The reserve calculations for Trojan and American Eagle are based on $275 pit designs, 70.5% lower contact recovery (78.5% on all other rock types), and on a gold price of $300 per ounce, which yields an in-pit cutoff grade of 0.013 opt. Reserve calculations in 1998 were based on a gold price of $300 per ounce. The extent of mineralization in the Wharf Mine property has not been fully delineated.

     At December 31, 1999, total permitted reserves in the proven and probable categories were 28.6 million tons at a grade of 0.032 opt for total contained gold of 910,000 ounces. This compares to total permitted reserves in the proven and probable categories of 33.0 million tons at a grade of 0.031 opt for total contained gold of 1,028,000 ounces at December 31, 1998. The decrease in permitted reserves takes into account the mining of 4.2 million tons of ore at
0.032 opt yielding 135,187 contained ounces in 1999.

     At December 31, 1999, inferred resources included in the current pit design were 2.2 million tons at a grade of 0.029 opt for total contained gold of 62,000 ounces.

     The estimated proven and probable reserves at the Wharf Mine at December 31, 1999 and 1998 were as follows:

                       WHARF MINE RESERVES AND RESOURCES

                                                                          DECEMBER 31,
                                           ---------------------------------------------------------------------------
                                                           1999                                   1998
                                                      $300 PER OUNCE                         $300 PER OUNCE
                                           ------------------------------------   ------------------------------------
                                                                     CONTAINED                              CONTAINED
                                             TONS OF      GRADE      OUNCES OF      TONS OF      GRADE      OUNCES OF
                                               ORE       PER TON       GOLD           ORE       PER TON       GOLD
                                           -----------   --------   -----------   -----------   --------   -----------
                                           (thousands)   (ounces)   (thousands)   (thousands)   (ounces)   (thousands)
RESERVES
  Proven.................................    24,009       0.034         813         27,181       0.033          895
  Probable...............................     4,638       0.021          97          5,805       0.023          133
                                             ------       -----         ---         ------       -----        -----
TOTAL RESERVES...........................    28,647       0.032         910         32,986       0.031        1,028
                                             ------       -----         ---         ------       -----        -----
RESOURCES
  Inferred...............................     2,188       0.029          62          2,861       0.034           96
                                             ------       -----         ---         ------       -----        -----
TOTAL RESOURCES..........................     2,188       0.029          62          2,861       0.034           96
                                             ------       -----         ---         ------       -----        -----

     Mining and Processing. The Wharf Mine uses an open pit process consisting of drilling, blasting and then separating the mineralized rock from non-mineralized material. Mineralized rock is crushed, transported and loaded onto four lined pads, where it then undergoes a solution leaching process to extract the gold. Next, gold bearing solutions are recovered through a carbon-in-leach process, followed by stripping, electrowinning and refining. Finally, the dore is shipped to a refinery.

     The leached rock remaining on the pads is rinsed and neutralized. This rock is then placed in specific areas to be graded, topsoil added and ultimately planted with native vegetation.

     During 1999, Wharf expanded the fully maintained rental fleet to include 90% of the major load and haulage equipment. This arrangement ensures Wharf a productive fleet of equipment at a set cost per hour. Butler Machinery is responsible for all repair and major maintenance. The rental program in 1999 provided Wharf lower unit costs and higher productivity per unit. Wharf continues to use the fully maintained rental fleet.

     The addition of a new secondary screening and crushing circuit to the crusher in October 1999 allowed Wharf to eliminate the second crushing plant.

     Production. The ore mined from the Portland Pit contains higher silver values. This has created a gold recovery bottleneck in the recovery plant because of increased silver production which displaces gold in the carbon recovery system. To counteract this, Wharf has procured and is installing additional carbon columns in the recovery circuit. The additional carbon capacity is expected to be online during October of 2000. The following table sets out the production data at the Wharf Mine for each of the years in the three-year period ended December 31, 1999 and the six month period ending June 30, 2000:

                        WHARF MINE PRODUCTION STATISTICS

                                                             SIX
                                                           MONTHS
                                                            ENDED
                                                           JUNE 30       YEARS ENDED DECEMBER 31
                                                           -------    -----------------------------
                                                            2000       1999       1998       1997
                                                           -------    -------    -------    -------
Tons of ore mined (000's)..............................     1,840       4,071      4,137      4,556
Tons of waste removed
(000's)................................................     4,154       5,110      6,917      5,806
Ratio of waste to ore..................................    2.26:1      1.26:1     1.67:1     1.27:1
Tons of ore processed (000's)..........................     1,847       4,144      4,217      4,471
Average grade of gold processed (ounces per ton).......     0.031       0.033      0.031      0.030
Gold production (ounces)...............................    42,138     107,221    110,175    103,145
Operating cost per ounce:
  Cash production cost.................................      $213        $186       $190       $226
  Royalties and severance taxes........................        14          18         19         18
  Non-cash costs.......................................        19          16         12         85
                                                           ------     -------    -------    -------
Total operating cost...................................      $246        $220       $221       $329
                                                           ======     =======    =======    =======

     Wharf Mine Gold Sales. The world market price for gold is affected by many factors which are outside of Goldcorp's control. Therefore, fluctuations in the gold price will affect Goldcorp's profitability.

     When bringing its gold bullion to market, Goldcorp has access to a wide range of potential refiners and customers. This ensures that its gold sales are not unduly affected by the loss of any individual refiner or customer in the marketplace.

     Wharf Mine Employees. As at August 31, 2000, the Wharf Mine had 97 hourly and 33 salaried employees. The Wharf Mine's labour force is non-unionized.

     Environmental Matters -- Annie Creek. The Annie Creek tailings, located on the Wharf Mine property, were deposited between 1906 and 1916 in the Annie Creek drainage area during mining operations carried out by the Reliance Mining Company and others. There were approximately 180,000 tons of processed ore deposited in the Annie Creek drainage area during this period. In 1987, with the approval of the State of South Dakota, Wharf constructed a rock buttress to contain the tailings, and during 1989 and 1990, a french drain was constructed around the tailings and a rock blanket was placed over the tailings, resulting in improved water quality in Annie Creek.

     In 1991, despite Wharf's efforts in mitigating the potential environmental impact of the tailings, the Environmental Protection Agency ("EPA") proposed that the Annie Creek tailings site, abandoned by the Reliance Mining Company in 1916, be placed on the National Priorities List ("NPL") under the regulations to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA").

     During the summer of 1993, Wharf completed its technical assessment of the Annie Creek tailings site, as required by the EPA, and presented an Engineering Evaluation and Cost Analysis ("EE/CA") to the EPA in September 1993. As a result of its review of the EE/CA, the EPA concluded that a small area of the tailings should be reclaimed. During the summer of 1994, Wharf completed the reclamation of the Annie Creek tailings in accordance with the requirements of the Action Memorandum and Responsiveness Survey issued by the EPA in February 1994 and the Order on Consent issued For Conduct of a Non-Time Critical Removal Action dated June 6, 1994 executed by Wharf and the EPA. The final Operation and Maintenance Plan, as well as the Deed Restrictions and Covenants which attach to the title to the affected lands, have been filed with the relevant authorities. In 1995, the EPA issued its final report on Annie Creek. That report approves the institutional controls placed on the affected lands and the reclamation work that had been completed. In April 1997, the EPA notified Wharf that it had withdrawn the proposal to place the Annie Creek tailings site on the NPL.

     Environmental Matters -- Bald Mountain Tailings Site. The Bald Mountain Tailings Site is located on the Wharf Mine property. Between 1908 and 1959, gold and milling activities were conducted on the site by previous owners of the property. The site is 50 acres in area and contains about 3.1 million tons of tailings. During the fall of 1993, Wharf initiated a reclamation project of the area, which included regrading, covering the surface with more than three feet of clean cover material and seeding the site. The site is being monitored and additional reclamation work is being carried out as necessary. In 1993, the DENR conducted a preliminary assessment of the site. Wharf was also informed in 1993 that the EPA intended to conduct a site investigation. However, the DENR's report indicated the reclamation work conducted adequately addressed the site. To date, Wharf has not been notified as to when or if the EPA will conduct a site investigation.

     Environmental Matters -- Notice of Violation. Wharf received a Notice of Violation ("NOV") from the DENR in December 1997 for violations of surface and ground water standards. Beginning in 1996, total cyanide levels at the surface water compliance sites in Ross Valley and Annie Creek regularly exceeded the total cyanide level permitted by Wharf's Surface Water Discharge ("SWD") Permit ("SWD Permit"). The settlement agreement (the "Settlement Agreement") attached to the NOV established an interim permit limit for cyanide based on a weak acid dissociable ("WAD") rather than total cyanide analysis.

     As part of the Settlement Agreement, the DENR agreed to process an amendment to Wharf's SWD Permit to change the permitted cyanide limit to a WAD cyanide standard. The measurement of WAD cyanide in water better reflects its toxicity, has been approved by the EPA and was adopted by the State of South Dakota as the surface water standard in April 1997. An application for the amendment and renewal of Wharf's SWD Permit was submitted in March 1998 and became effective on April 1, 1999 (see also "Permitting" below). The Wharf Mine is currently in compliance with the amended WAD cyanide standard.

     In addition to the above mitigative actions, the Settlement Agreement attached to the December 1997 NOV required that Wharf pay a $200,000 penalty. The penalty is composed of a $40,000 fine and $160,000 to fund environmental projects in the northern Black Hills. The penalty is payable to the DENR over a four-year period in equal instalments. The third of the payments required by the Settlement Agreement was made to the appropriate agencies in December 1999. The fourth and final payment is scheduled to be paid in December 2000.

     Environmental Matters -- Nitrate Reduction. During 1997, a 400 gallon per minute biodenitrification plant was built to replace the Counter Current Ion Exchange ("CCIX") plant as the primary means of removing nitrate from the process solution. Nitrate reduction occurs in four concrete tanks that have been filled with crushed rock and rubber disks. The nitrate reducing bacteria are naturally present within the rock and under proper conditions will build a large biomass.

     Feed to the biodenitrification plant comes from the neutralization pond. Process solution from the pond is first heated to 70 degrees Fahrenheit and then methanol and phosphoric acid are injected to provide a food and nutrient source. The solution is then split between the four tanks and up-flows through the crushed rock where the bacteria breakdown the nitrate into nitrogen gas and oxygen. During this process, the nitrogen gas vents to the atmosphere and the oxygen is used by the bacteria for respiration.

     The biodenitrification plant was expanded in 1999 to increase the capacity to 1000 gallons per minute. While the plant has been successful in reducing the nitrates in the recalculating solution, the expansions will allow a more aggressive approach to the destruction of nitrates within the process area. A second plant, built in 1998, is successfully treating water from both the Annie Creek and Ross Valley drainage systems.

     Environmental Matters -- Reclamation. Reclamation is conducted concurrently with operations wherever possible. At the end of 1999, approximately 690 acres have been disturbed during Wharf's active mine life. Final reclamation has been conducted on approximately 185 of those acres and an additional 29 acres have been temporarily reclaimed. A $4,033,023 reclamation bond has been approved for the 965 acres permitted for disturbance in the existing and expansion areas. In July 2000, the South Dakota Department of Environment and Natural Resources (DENR) notified Wharf Resources that the current reclamation bond for the Wharf Mine would be reviewed and that some changes in the bonding methods would be made. The review was to check the adequacy of the present bonds to cover unreclaimed acreage and other reclamation costs. As of August 31, 2000 the DENR had not completed their review, nor submitted an estimate of the updated bond amount. It is expected that the review will be completed by the end of 2000.

     Environmental Matters -- Permitting. Wharf uses a load/unload system on the process pads, as described in the section "Mining and Processing". After the ore is leached, it undergoes a neutralization process and is removed from the pad by the mine fleet. At this point in the processing, it is referred to as spent ore and deposited into a permitted spent ore facility. In 1996, the original facility, the Ross Valley Spent Ore Depository, was filled to its permitted capacity. An additional 9.4 million tons of spent ore capacity were deposited in the mined-out Juno Pit between 1996 and early 1999.

     Spent ore is currently being deposited in the southern extent of the Foley Pit. In order to use this pit, Wharf obtained a Ground Water Discharge ("GWD") Permit in July 1998. This permit is based on loading numbers for arsenic and nitrate, as determined by a pathway and fate analysis, rather than a permitted tonnage of spent ore. Nitrates levels must be reduced to 35-40 milligrams per litre in order for Wharf to deposit the volume of spent ore that will be generated during the permitted mine life. 7 million tons of spent ore have been placed in the Foley Pit through August 31, 2000.

     The renewal and amendment application for Wharf's SWD Permit was submitted to the DENR on March 18, 1998. Two local parties opposing the cyanide modification contested the amendment of the SWD Permit. The Secretary of the DENR heard arguments in late March 1999. The renewal and amendment of Wharf's SWD Permit was upheld and became effective April 1, 1999.

     Environmental Matters -- Selenium. The 30 day average limit for selenium of 0.005 mg/L was exceeded during August of 2000 in the Annie Creek drainage. Efforts to reduce the level of selenium in Annie Creek will be made with the use of resin and a high efficiency reverse osmosis unit when needed, as selenium is not always present in the discharge.

     Environmental Matters -- Other. To maintain water levels in the process area, neutralization water is both evaporated and purified for discharge with a reverse osmosis unit. The reverse osmosis unit is made up of fine membranes which filter out the contaminants in order that the water will meet applicable regulatory requirements for safe discharge to the environment.

     All ponds and ditches are netted to prevent birds from accessing process solutions. Continued maintenance and repair of the netting is required to limit recurring damage from snow and wind loads. In certain areas, plastic bird balls are used in place of netting. Bird balls cover the open solution so birds are not attracted to the water.

     GOLDEN REWARD MINE

     The Golden Reward Mine is currently being held on a care and maintenance basis with limited reclamation activities also taking place.

     In October 1992, Wharf Gold Mines Inc. and Wharf Reward Mines Inc. (both wholly-owned subsidiaries of Wharf) (collectively hereinafter referred to as "Wharf Gold") acquired from Dakota Mining Corporation ("Dakota") a 60% interest in the Golden Reward Mine, which is adjacent to the Wharf Mine. Dakota, through a wholly-owned subsidiary, retained a 40% undivided interest in the Golden Reward Mine. The Golden Reward Mining Company Limited Partnership ("Golden Reward") was formed on the same date, and Wharf Gold and Dakota contributed their respective interests in the Golden Reward Mine to the partnership. Under the terms of the partnership agreement, Wharf Resources Management Inc. (a wholly-owned subsidiary of Wharf) was appointed the manager of Golden Reward's operations.

     In June 1999, Wharf Gold acquired the remaining 40% interest in the Golden Reward Mine from Dakota for total consideration of $1.3 million. Wharf Resources Management Inc. continues to act as manager for the Golden Reward operations.

     The Golden Reward property consists of 434 patented and 194 unpatented mining claims comprising 6,505 acres. The Golden Reward Mine is located within the Old Ruby Basin Mining District in the Black Hills of South Dakota. Golden Reward entered an approved period of temporary cessation in December 1996. A mining company is allowed a five-year period of temporary cessation. Any extension requires approval from the Board of Minerals and Environment (South Dakota). After termination of the temporary cessation period, all affected land must be reclaimed.

     Absolute title to the unpatented claims remains with either the United States Forest Service or the Federal Bureau of Land Management, which permit Goldcorp to mine ore from the claims. The Golden Reward Mine is subject to various royalties based on annual production from the affected claims. In 1999, $0.2 million and, in 1998, $0.3 million in royalties were paid. During the eight month period ending August 31, 2000, no royalties have been paid. The Golden Reward Mine was subject to a royalty of the greater of a 1% net smelter royalty or $75,000 per quarter, which expired in 1999.

     Severance taxes are also payable to the State of South Dakota, based on production and net profits. In 1999, Goldcorp's share of Golden Reward's severance tax payments were $11,000, as compared to $14,000 in 1998. For the eight month period ending August 31, 2000, Goldcorp was not obligated to share in any severance tax payments.

     Geology. Gold mineralization occurs in rock units similar to those found at the Wharf Mine, namely Cambrian Deadwood Formation sedimentary sequence hosts and Tertiary igneous rock units. Tilting, folding, faulting and intense fracturing of all rock units during the mineralizing events have yielded fracture disseminated igneous hosted deposits and replacement deposits within the sediments.

     Exploration and Development. During 1999 and 1998, and for the eight month period ending August 31, 2000, there were no capital and deferred exploration and development expenditures at the Golden Reward Mine.

     Mining and Processing. There have been no mining and processing activities at the Golden Reward Mine since 1996. Goldcorp has disposed of many of the Golden Reward Mine's production assets.

     Golden Reward Mine Employees. As at August 31, 2000, the Golden Reward Mine had no salaried employees. Activities are under the management of Wharf Resources Management Inc.

     Environmental Matters. Golden Reward is in compliance with all ground water quality permits and regulations, except for a slightly depressed alkalinity (pH) and elevated sulphate level in SM01A, a shallow monitor well in Nevada Gulch. Two events are believed to have been responsible for the October 1997 change in water quality recorded in SM01A. Precambrian material with visible pyrite was exposed in the West Liberty pit floor and material exhibiting previously unidentified acid rock drainage ("ARD") potential was utilized as partial backfill material in the pit area. The pit backfill areas were recontoured in March 1998 to direct spring run-off away from SM01, prevent ponding and limit infiltration to the Precambrian rock.

     An independent consultant was retained in the fall of 1998 to assess the water quality changes in SM01A and recommend any additional mitigative actions that were appropriate. Approximately 11.5 acres of the backfill material were covered with a synthetic liner in the summer of 1999 to ensure that no further degradation occurs.

     Golden Reward is in compliance with all surface water quality permits and regulations. In the past, laboratory results have been received which occasionally exceed sediment loads at the surface water compliance site in Fantail Gulch for permitted limits during spring run-off and summer storm events. To address that situation, a 1.8 million-gallon sediment control pond was constructed in 1996, additional vegetative cover was established on reclaimed areas and storm water controls were revised and improved during run-off periods. In addition, a pump back system has been installed to eliminate sediment flushing during run off periods at Fantail Gulch.

     With no spent ore being off-loaded since the fall of 1996, and thus no water being removed from the process system, water levels began rising and water management became a critical issue in the summer of 1997. Liquid dextrose and phosphoric acid were added to the probable maximum precipitation pond in the spring of 1997 to promote bacteriological denitrification of the process water. The pond was kept stagnant to maintain the low dissolved oxygen level necessary for denitrification. Nitrates were reduced from 178 milligrams per litre to approximately 35 milligrams per litre in less than three months.

     Golden Reward received permission to begin a controlled diversion of the denitrified water from the ponds to the spent ore depository in August 1997. An amendment to Golden Reward's groundwater discharge permit was approved in July 1999 to continue the diversion until final reclamation is completed. Although the process ponds were virtually empty by the fall of 1999, the diversion was re-activated in the spring of 2000 to divert run-off from the pads to the spent ore depository.

     Mining activities have affected approximately 494 acres at Golden Reward. Final reclamation has been conducted on 181 of those affected acres. An additional seven acres have been temporarily reclaimed. Currently, Golden Reward has approximately $1.6 million posted with the State of South Dakota to ensure final reclamation. In addition, $132,000 was submitted in February 2000 as post-closure financial assurance.

     In July 2000, the South Dakota Department of Environment and Natural Resources ("DENR") notified Wharf Resources that the current reclamation bond for the Golden Reward Mine would be reviewed and that some changes in the bonding methods would be made. The review was to check the adequacy of the present bonds to cover unreclaimed acreage and other reclamation costs. As of August 31, 2000 the DENR had not completed their review, nor submitted an estimate of the updated bond amount. It is expected that the review will be completed by the end of 2000.

     Surface water management work was completed for West Liberty in 1999 at a cost of approximately $370,000.

     A detailed post-closure monitoring plan and bond calculation will be required prior to release of the final reclamation bond. State statutes speak in terms of a 30 year post-closure period; however, the Board of Minerals and Environment (South Dakota) is able to increase or decrease that time period based on compliance with water quality standards and the continued effectiveness of reclamation. Provided compliance with both surface and ground water quality can be maintained and final reclamation areas continue to demonstrate a self-sustaining growth, the post-closure period may be as short as five years.

     SASKATCHEWAN MINERALS

     From its operations in Chaplin and Ingebrigt, Saskatchewan Minerals is the largest producer of natural high-quality sodium sulphate in Canada and the U.S. for use in a variety of consumer products, such as powdered laundry detergent and carpet deodorizers, as well as industrial processes, such as the pulp and paper, glass and textile industries. Saskatchewan Minerals was formerly owned by a Crown corporation of the Province of Saskatchewan established in 1945 for the production of industrial minerals in Saskatchewan. A predecessor to Goldcorp acquired Saskatchewan Minerals in 1988.

     Chaplin -- Operations. The Chaplin facility is located on the southwest side of the Town of Chaplin, approximately 80 kilometres west of Moose Jaw, Saskatchewan. It has been operated by Saskatchewan Minerals since 1947. Production is derived from a deposit located in the 18 square mile Chaplin Lake. The site includes nine main buildings (including a plant, an office, a laboratory and storage facilities) and five brine reservoirs.

     The site straddles the Trans-Canada Highway and has a rail spur entering from the main Canadian Pacific Railway rail line located just north of the site.

     Chaplin -- Mining and Processing. Sodium sulphate in the Chaplin deposit occurs as salt intermingled with mud in the lakebed of Chaplin Lake. Sodium sulphate is recovered from the Chaplin deposit by dissolution to form concentrated brines. During the summer, fresh water is released onto the lakebed of Chaplin Lake. The fresh water warms and leaches sodium sulphate from the mud layers below. The resulting sodium sulphate enriched brine is then pumped into five, eight to nine foot deep, brine reservoirs of approximately one million square feet each, where it is stored until the weather cools. During autumn, as temperatures drop, fractional crystallization occurs in the reservoirs. "Glauber's salt", the hydrous form of the sodium sulphate, precipitates out of the brine within these reservoirs. Before freezing weather sets in, the weak solution remaining in the reservoirs is drained back into the lake. The Glauber's salt is harvested using conventional earth-moving equipment and trucks to be stockpiled near the plant for future processing.

     Glauber's salt from the stockpile is conveyed to the plant. In the plant, the salt is melted and purified, following which an evaporator, a centrifuge and a rotary dryer remove the water. The dried sodium sulphate is placed in a storage facility and loaded as required for transport.

     The process of recovery is dependent on an adequate supply of water and on the weather. Warm summer weather results in a higher yield of Glauber's salt. Thus, it is desirable to maintain a large reserve stockpile at Chaplin so that lower yield harvest years will not affect the annual production of sodium sulphate.

     Production volumes at the Chaplin plant for the periods indicated are set out in the following table:

                            CHAPLIN PLANT PRODUCTION

YEAR                                                          PRODUCTION
----                                                          ----------
                                                                (tons)
1994........................................................    93,180
1995........................................................    90,307
1996........................................................    96,787
1997........................................................    95,167
1998........................................................    89,580
1999........................................................    88,665
Six months ended June 30, 2000..............................    44,071

     The Chaplin plant has a production capacity of 150,000 tons per year, but the capability to obtain raw salt from the lake limits production to approximately 95,000 tons per year.

     Chaplin Land Tenure. Mining rights at Chaplin are held under three 20-year alkali leases covering a total of 7,861 acres. The leases expire in January 2007, in one case, and April 2008, in the other two cases. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan, provided that Saskatchewan Minerals complies with the lease conditions during the original term. Management believes that Saskatchewan Minerals is in compliance with these lease conditions. Saskatchewan Minerals also owns approximately 330 acres of freehold surface rights in the Chaplin Lake area covering the plant site as well as a buffer zone around mine operations and holds licences, permits and easements for diverting and draining water.

     Ingebrigt Operations. The Ingebrigt facilities, located 300 kilometres west of Moose Jaw and 53 kilometres north of the Trans-Canada Highway, have been operated by Saskatchewan Minerals since 1967. Production is derived from a deposit located in a 700 acre lake. The site includes 16 main buildings (including a factory, a crystallization building, a clarification building, an office and storage facilities) and one brine reservoir.

     The site is accessible by highway and serviced by a branch line of the Canadian Pacific Railway.

     Ingebrigt Mining and Processing. The Ingebrigt Lake deposit is considerably different from the Chaplin Lake deposit. The lake is smaller, much deeper and lies in the centre of a small drainage basin. The sodium sulphate exists in solid crystalline form as Glauber's salt in a bed averaging 22 feet thick. The bed is in the shape of two inverted cones with the bottom of the cones over 100 feet deep, the deepest of any Saskatchewan deposit.

     Sodium sulphate is recovered from the deposit by use of a floating dredge equipped with a cutterhead on a boom. The cutterhead is used to break up the salt bed. A slurry is then pumped from the dredge to the clarification building where the water is removed. The recovered Glauber's salt is used in the plant or stockpiled for future use. Additional Glauber's salt at Ingebrigt is also recovered by the brining method similar to the process at Chaplin with the salt going into a stockpile.

     Glauber's salt from the stockpile is transported to a plant where it is melted and purified, following which an evaporation process removes water. The dried sodium sulphate is placed in a storage facility and loaded as required for transport.

     Production volumes at the Ingebrigt plant for the periods indicated are set out in the following table:

                           INGEBRIGT PLANT PRODUCTION

YEAR                                                          PRODUCTION
----                                                          ----------
                                                                (tons)
1994........................................................   164,485
1995........................................................   173,992
1996........................................................   179,452
1997........................................................   174,973
1998........................................................   142,371
1999........................................................   139,704
Six months ended June 30, 2000..............................    71,858

     The Ingebrigt plant has an annual production capacity of 190,000 tons per year.

     Ingebrigt Land Tenure. Mining rights at Ingebrigt are held under four 20-year alkali leases covering a total of 2,284 acres. The leases expire in January 2003, October 2003, December 2007 and November 2018. The leases are renewable for further periods upon such conditions as may be prescribed by the Province of Saskatchewan, provided that Saskatchewan Minerals complies with the lease conditions during the original term. Management believes that Saskatchewan Minerals is in compliance with the lease terms. Saskatchewan Minerals also owns approximately 1,030 acres of freehold surface rights in the Ingebrigt Lake area covering the plant site as well as a buffer zone around the mine operations and holds licences, permits and easements for diverting and draining water.

     SASKATCHEWAN MINERALS -- OTHER PROPERTIES

     Saskatchewan Minerals holds an alkali lease at Bishopric, approximately 150 kilometres southeast of Chaplin. Annual production in the 50,000 to 60,000 ton range occurred frequently when Saskatchewan Minerals operated the plant from 1955 to 1958, 1962 to 1972, 1974 to 1977, and 1980 to 1983. Equipment and
facilities have been dismantled, but a reservoir exists and conditions were favourable in 1997 to harvest 40,000 tons. This raw salt is in the reservoir at Bishopric and is available for use at the Chaplin facility as required in the future. The Bishopric lease expires in March 2008 and is renewable on the same basis as the Chaplin and Ingebrigt leases described above.

     Management believes Saskatchewan Minerals is in compliance with the lease conditions.

     Saskatchewan Minerals also holds two alkali leases at Muskiki Lake which expire in March 2009 and two alkali leases on a former producing property at Sybouts which expire in December 2010 and November 2017. These leases are renewable on the same basis as the Chaplin and Ingebrigt leases described above. Management believes Saskatchewan Minerals is in compliance with the lease conditions.

     Reserves. At December 31, 1998, the reserves at Saskatchewan Minerals were updated based on work that was performed in late 1997 and early 1998. During the winter of 1997/98, considerable sampling of the deposits was carried out to upgrade the reserves. This work confirmed the previous studies and expanded the size of the Chaplin and Ingebrigt deposits. The reserves have been audited by Glenn R. Clark, Professional Engineer.

     Reserves -- Chaplin Deposit. A total of 403 samples were recovered for analysis from 83 locations on a one-half mile grid pattern covering the Chaplin Lake deposit. The average depth of the samples was 3.4 feet; however, on the west part of Chaplin Lake where there is little or no water, the average depth was 2.5 feet at the 25 sample locations on that part of the lake. The sample locations were chosen to correspond with samples taken in a 1983 study (the "1983 Study") so that comparisons could be made with reserves calculated at that time. Samples were collected by driving a tube into the mud at the bottom of the lake and recovering the mud that was in the tubes. This mud was then analyzed for its sodium sulphate content.

     The 1997/98 sampling program was designed with the belief that a definitive answer regarding Chaplin Lake reserves could be obtained after collecting only one-half of the samples taken during the 1983 Study. The recent sampling program was set up to duplicate all of the samples in the 1983 Study, but to only initially analyze every second location. A test calculation of the data from the 1983 Study for the west section of Chaplin Lake gave the same grade when only every second sample was used. One set of 1983 samples gave an average grade of 12.1% and the second set of samples gave 12%. This strongly indicated that every second sample was sufficient to give the grade of the sodium sulphate deposit in Chaplin Lake. The average grade of the Chaplin Lake muds was computed using the sample results from 42 locations in the lake collected during the 1997/98 program. Given an area of 10,305 acres, to an average depth of 2 feet and average grade of 9.8% sodium sulphate, a measured resource of 4.0 million tons sodium sulphate was determined from this work. It is estimated that 73% of the resource is recoverable for a proven reserve of 2.9 million tons of sodium sulphate.

     Reserves -- Bishopric Deposit. The 1997/98 sampling program at Bishopric was similar to the sampling at Chaplin Lake. Twenty locations were tested with the average sample depth being 5 feet with a total of 204 samples being recovered.

     Given an area of 825 acres, to an average depth of 2 feet and an average grade of 12.2% sodium sulphate, a measured resource of 0.4 million tons of sodium sulphate was determined. The Bishopric deposit is known to be deeper than the average 2 foot depth used for the calculation with sodium sulphate known to exist to a depth of 5 feet and possibly even deeper (although indications are that the grade is lower at depth). If these deeper resources were included in the resource calculation, the deposit would have the potential to contain approximately 600,000 tons of additional material to the bottom of the sampling. However, it is believed that the recovery of the sodium sulphate by solution will be easiest from the top two feet of the deposit. Based on this, a reserve number using only grade and volume from the upper two-foot section of the deposit was used. It is estimated that the recoverable proven reserves are 0.3 million tons of sodium sulphate.

     Reserves -- Ingebrigt Deposit. The sampling program at Ingebrigt was designed to confirm the reserves of sodium sulphate remaining in the deposits. The 1997/98 sampling program was done using a combination of both auger and diamond core drilling. The holes were placed both to confirm previous reserves and in-fill some of the gaps left by the previous drilling programs. In Ingebrigt, a total of 52 auger holes were drilled, for a total length of 1,526 feet. The deepest auger hole was drilled to 92 feet. In addition, there were 29 diamond holes completed for a total length of 2,385 feet, with the deepest core hole drilled to 155 feet.

     Drilling from the 1997/98 program has shown that the cone deposit in the north end of Ingebrigt Lake is larger than the earlier studies had indicated, being both broader and deeper than previously reported, while the grade analysis and density measurements made of the salt closely compare with those established in the earlier studies.

     To establish the reserves of the deposit, the volume of the entire deposit, based on both previous data and data from the 1997/98 program, was calculated, with an average grade of 35% sodium sulphate to give a total resource of 9.3 million tons. The 3.3 million tons of historical production was then subtracted from the total deposit resources above, to establish the remaining amount of sodium sulphate at 6.0 million tons.

     When dredging at Ingebrigt Lake, the Glauber's salt that dissolves or that is not recovered with the dewatering equipment is returned to the lake where it becomes part of the current salt reserves, such that the deposit has not been depleted beyond the sodium sulphate produced. In 1998, Glenn R. Clark estimated that with the planned changes to the processing methods at Ingebrigt the recovery of sodium sulphate will be approximately 85% of the remaining resources of the deposit. This recovery takes into account losses for salt contained at the edges and the bottom of the deposit and losses in the tailings. With a recovery of 85%, the proven reserves are estimated at 5.0 millions tons of sodium sulphate.

     Reserves -- Ingebrigt II Deposit. The Ingebrigt II deposit has no operating history.

     The 1997/98 sampling program included auger drilling carried out to confirm the size, shape and grade of this deposit for reserve calculations. A total of 74 auger drill holes were completed totalling 2,506 feet, with the deepest hole going to 103 feet. The drilling in the recent sampling program has shown the deposit to be larger than was indicated by the earlier reports.

     To establish reserves, the volume of the entire deposit of 3.7 million cubic yards, based on both previous data and data from the 1997/98 program, was calculated with an average grade of 35% sodium sulphate to give a total measured resource of 1.6 million tons. It is estimated that approximately 75% of the resource can be recovered for proven reserves of 1.2 million tons of sodium sulphate.

     Reserves -- Other Deposits. Glenn R. Clark has stated that, based on an examination of the records and completed and ongoing drilling, there are indications that there may be other deposits in the immediate area that will add to the resources and reserves at Ingebrigt.

     Reserves -- Summary. The following table summarizes the recoverable sodium sulphate reserves at the Saskatchewan Minerals' producing properties, including stockpiles for the period indicated:

                            SODIUM SULPHATE RESERVES
                             (in millions of tons)

                                                                   YEARS ENDED
                                                                   DECEMBER 31
                                                                  --------------
                                                                  1999      1998
                                                                  ----      ----
Chaplin
  Chaplin Lake..............................................      2.9       2.9
  Bishopric.................................................      0.3       0.3
                                                                  ---       ---
                                                                  3.2       3.2
                                                                  ---       ---
Ingebrigt
  Ingebrigt Lake............................................      4.9       5.0
  Ingebrigt II..............................................      1.2       1.2
                                                                  ---       ---
                                                                  6.1       6.2
                                                                  ---       ---
Total Reserves..............................................      9.3       9.4
                                                                  ===       ===

     Based on the reserve numbers, both the Chaplin and Ingebrigt deposits have recoverable sodium sulphate reserves sufficient to accommodate the current production rate at each of their respective facilities for over 25 years.

     Saskatchewan Minerals Employees. As at August 31, 2000, Saskatchewan Minerals had 86 employees, 71 of whom were members of the Chemical Energy and Paperworkers Union, Local 678 and 14 of whom were non-unionized management employees. A collective bargaining agreement is in effect with the union, covering the period from May 1, 1998 to April 30, 2000. Negotiations for a new collective bargaining agreement are continuing at the present time.

     Saskatchewan Minerals -- Environmental Matters. In Saskatchewan, maintenance of environmental quality for mining operations is regulated primarily by the Environmental Management and Protection Act (Saskatchewan)

(the "EMPA") and the Mineral Industry Environmental Protection Regulations, 1996 and Hazardous Substances and Waste Dangerous Goods Regulations enacted thereunder. The Mineral Industry Environmental Protection Regulations set forth requirements for annual approvals and reclamation. Saskatchewan Environment and Resource Management inspects the plants and issues approvals to operate.

     Both the Chaplin and Ingebrigt plants and associated facilities have obtained, and are in material compliance with, all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of such plants and facilities. Due to the nature of the production process at the sodium sulphate operations, there are no toxic tailings or hazardous discharges, resulting in relatively minimal environmental disturbance from operations. Saskatchewan Minerals is committed, through its environmental management system, to the protection and preservation of the environment and to compliance with all relevant industry standards, environmental legislation and regulations. In the absence of legislation, Saskatchewan Minerals applies cost-effective best management practices to advance environmental protection and to minimize environmental risks. This program, as outlined in its approval to operate, is implemented, maintained and communicated to all employees by the Plant Manager.

     Saskatchewan Minerals' decommissioning plan dated, April 1997, filed with the applicable regulatory authorities in Saskatchewan contains an estimate that the aggregate decommissioning costs for the Chaplin and Ingebrigt operations will be approximately Cdn$1.2 million, which management believes to be a reasonable estimate of those costs. This plan is currently being reviewed by Saskatchewan Environment and Resource Management.

     Maintenance of steady water levels at Chaplin Lake by Saskatchewan Minerals has resulted in the lake becoming one of the most consistent nesting areas of the piping plover, a small North American shorebird on the endangered list of the Committee on the Status of Endangered Wildlife in Canada. Chaplin Lake is located in an area recently dedicated as a Western Hemisphere Shorebird Reserve Network site. It is not anticipated that the continuing operations of Saskatchewan Minerals will be affected by this dedication in any material respect.

     HAVELOCK LIME

     On December 31, 1999, Goldcorp sold its Havelock Lime division to a private Canadian company. Proceeds, net of expenses, were approximately $20.6 million in cash with a pre-tax gain on sale of approximately $11.7 million. The proceeds of the sale provided the remaining financing required for the development of the Red Lake Mine. The division's operating results for 1999 have been included with Goldcorp's consolidated financial results for such period. Havelock Lime, which is located in New Brunswick, extracts and processes lime and limestone that it sells for a variety of industrial, environmental and agricultural uses throughout the Maritimes and the northeastern United States. The purchaser is part of a group of companies that produce lime and limestone products in North America. A predecessor to Goldcorp first acquired an interest in Havelock Lime in 1984.

     Operations. Havelock Lime has operated its limestone quarry and processing operations near Havelock, New Brunswick, approximately 40 kilometres northwest of Moncton, New Brunswick for almost 60 years. The proven and probable reserves at December 31, 1999, of 10.2 million tons represents deposits, at the current rate of production, with a life of over 20 years.

     The plant site includes an industrial limestone processing facility, an agricultural limestone plant, a calcined lime processing plant, a hydrator plant, a laboratory, a primary crushing plant, a secondary crushing plant, a vertical shaft kiln, a rotary shaft kiln, a wash plant and settling pond, an office, a training centre and storage facilities.

     Havelock Lime Employees. On the date of sale, December 31, 1999, Havelock Lime had a total of 48 employees, 14 of whom were salaried and 34 of whom were hourly. As part of the sale agreement, all employees were offered employment with the new owner at similar compensation. The offer was accepted by all employees.

     Environmental Matters. Under the sale agreement, the purchaser assumed all present and future environmental liabilities and Goldcorp indemnified the purchaser for all past environmental liabilities. Goldcorp's Havelock division was regulated primarily by the requirements of the New Brunswick Ministry of the Environment. While under Goldcorp control, the Ministry had issued the Company a certificate of approval under the New Brunswick Air Quality Regulation. The Havelock Lime plant and associated facilities had obtained and were in material compliance with all licences, permits and other authorizations relating to the protection of the environment or otherwise required for the operation of such plants and facilities.

     Generally, there is a low level of environmental risk posed by the production of lime and limestone products which are benign and non-toxic to the environment. The process distributes a limited amount of lime dust and any dust emissions are controlled by using several dust collectors, scrubbers, a water spray tower and a mobile water spray trailer.

SELECTED HISTORICAL FINANCIAL DATA

     The following sets forth a summary of selected financial information from the consolidated financial statements of Goldcorp for the periods indicated, as well as selected operating information.

             GOLDCORP THREE-YEAR COMPARATIVE FINANCIAL INFORMATION

                                                                  SIX MONTHS
                                                                 ENDED JUNE 30         YEARS ENDED DECEMBER 31
                                                              -------------------   ------------------------------
                                                                2000       1999       1999       1998       1997
                                                              --------   --------   --------   --------   --------
Operating Results (in thousands of U.S. dollars)
  Revenues..................................................  $ 18,567   $ 24,711   $ 51,727   $ 56,237   $ 62,065
  Earnings (loss) from operations...........................    (9,922)       518      2,082      3,441   (115,322)
  Earnings (loss) for the year..............................    (5,585)       962     10,605     (2,169)   (94,116)
Financial Position (in thousands of U.S. dollars, except
  debt-to-debt equity ratio)
  Total assets..............................................  $175,228              $181,692   $116,600
  Working capital...........................................    22,621                55,846     19,040
  Long-term debt (including current portion)................        --                    --         --         --
  Cash flow from operations.................................       150   $   (156)     1,861      7,068   $  2,424
  Capital expenditures......................................   (25,777)    (9,393)    30,297     15,131     18,376
  Shareholders equity.......................................   138,503               146,896     82,918
  Debt-to-equity ratio......................................        --                    --         --         --
Operating Statistical Data
  Goldcorp's consolidated share
    Gold produced (ounces)..................................    42,138     50,566    107,221    110,175    103,145
    Gold sold (ounces)......................................    43,650     48,966    106,602    107,896    105,100
  Average per ounce of gold sold
    Cash production cost....................................  $    213   $    201   $    186   $    190   $    226
    Total operating cost....................................       246        237        220        221        329
    Realized price..........................................       286        280        278        294        326
Per Share Data
  Earnings (loss)
    Basic...................................................  $  (0.07)  $   0.01   $   0.14   $  (0.03)  $  (1.38)
    Fully diluted...........................................     (0.07)      0.01       0.14      (0.03)     (1.38)
    Book value..............................................      1.69         --       1.81       1.15       1.23
    Dividends paid..........................................        --         --         --         --         --
Shareholder Data
  Number of shareholders....................................     4,257      4,364      4,307      4,435      4,449
  Weighted average number of shares outstanding (000's)
    Basic...................................................    78,453     72,863     75,409     68,915     68,353
    Fully diluted...........................................    85,126     78,006     80,820     74,680     73,261
  Toronto Stock Exchange (Class A) (Cdn$ per share)
    High....................................................  $  11.25   $  10.50   $  12.50   $   9.20   $  12.30
    Low.....................................................      6.25       6.50       6.05       4.00       3.75
    Close...................................................      7.25      10.60       8.45       8.70       5.65

DIVIDENDS

     Goldcorp does not have an established dividend policy. Goldcorp did not pay any dividends in 1997, 1998 or 1999, nor has it paid any dividends in 2000 as at August 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

     This MD&A includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp's expectations are disclosed under the heading Risk Factors and elsewhere in Goldcorp documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

     PROFILE

     Goldcorp is a North American based gold producer with total proven and probable gold reserves of 3.7 million ounces in two wholly owned mines. All gold production is sold into the international gold market on a spot basis.

- The new Red Lake Mine is an underground mine located in northwestern Ontario, with proven and probable reserves of 2.9 million ounces. The initial annual production is estimated at 240,000 ounces commencing November 2000. The new Red Lake Mine has one of the highest-grade gold deposits in the world with an average grade of 1.37 ounces per ton.

- The Wharf Mine is an open pit mine located in South Dakota, with proven and probable reserves of 0.8 million ounces and production in 2000 is estimated at 103,000 ounces.

     Goldcorp also produces sodium sulphate at its wholly owned subsidiary, Saskatchewan Minerals. Sodium sulphate is used in consumer products (principally powdered detergents and carpet deodorizers), the pulp and paper industry, and the starch and glass industries.

     SIGNIFICANT EVENTS

     In the six months ended June 30, 2000, Goldcorp has continued to focus on bringing the Red Lake Mine closer to its commercial production date of November 2000. As at June 30, 2000, work on the new mine remained on budget and on schedule, with development more than 80% complete, at a total capital cost of $46 million.

     In April, an agreement was reached between Goldcorp and the union at the Red Lake Mine to end the 46-month strike. As part of the settlement the union agreed that it would no longer represent employees at Goldcorp's Red Lake operations. In return the striking workers were given a severance package totalling $6.0 million, an aggregate of 219,000 stock options and job offers to a minimum of 45 former unionized employees when the mine reopens.

     CONSOLIDATED OVERVIEW

     Revenues

- Goldcorp's revenues are comprised of sales of gold bullion and industrial minerals. In the six months ended June 30, 2000, revenues were $18.6 million, compared to $24.7 million during the same period in 1999. Revenues for the year in 1999 were $51.7 million, compared to $56.2 million in 1998 and $62.1 million in 1997. The breakdown of revenues was as follows:

     Revenue Breakdown

                                                 SIX MONTHS ENDED         TWELVE MONTHS ENDED
                                                     JUNE 30,                 DECEMBER 31,
                                                 -----------------   ------------------------------
                                                  2000      1999       1999       1998       1997
                                                 -------   -------   --------   --------   --------
                                                    (in millions of dollars, except where noted)
GOLD BULLION
Gold sold (ounces)............................    43,650    48,766    106,602    107,896    105,100
Average realized price per ounce..............   $   286   $   280   $    278   $    294   $    326
Average market price per ounce................       285       280        279        294        331
Total revenues................................      12.6      13.7       29.8       31.8       34.6
INDUSTRIAL MINERALS
Sodium sulphate...............................       6.0       6.3       12.9       15.8       18.4
Lime products.................................        --       4.7        9.0        8.6        9.1
                                                 -------   -------   --------   --------   --------
Total Revenues................................       6.0      11.0       21.9       24.4       27.5
                                                 -------   -------   --------   --------   --------
Total Consolidated Revenues...................      18.6      24.7       51.7       56.2       62.1
                                                 =======   =======   ========   ========   ========

     On December 31, 1999, Goldcorp sold its Havelock Lime operation, which was a producer of processed lime and limestone products. Havelock's results from operations in 1999 are included in the consolidated results.

     Expenses

- Expenses from operations are comprised of operating expenses, corporate administration, depreciation, depletion and reclamation, and exploration expense. In addition, expenses from operations in the first half of 2000 included costs related to the Red Lake strike settlement, and in 1997 included writedowns of mining interests. The 1997 writedowns were in response to a decline in gold prices and the decision to build a new mill at Red Lake. Total expenses from operations were $28.5 million in the six months ended June 30, 2000, compared to $24.2 million in the same period during 1999. Total expenses from operations were $49.6 million in the year ended 1999, $52.8 million in 1998 and $177.4 million in 1997, or $67.2 million before the $110.2 million writedown. A summary of expenses is as follows:

     - Operating expenses in the first half of 2000 were $18.1 million, compared to $20.4 million over the same period in 1999 (or $17.2 million before operating expenses from Havelock Lime). The increase in 2000 from remaining operations reflects increased operating costs from the Red Lake Mine as development approaches the production stage and a marginal increase in operating costs at Saskatchewan Minerals. The increase was partially offset by a decrease in operating costs at the Wharf Mine as a result of reduced production and productivity improvements.

       Operating expenses were $42.0 million in the year ended December 31, 1999, compared to $43.6 million in 1998 and $51.7 million in 1997. The decline reflected productivity improvements at Saskatchewan Minerals and decreases in the cash production costs of gold at Wharf to $186 per ounce from $190 per ounce in 1998 and $226 per ounce in 1997.

     - Corporate administration expense was $2.1 million in the first half of 2000, compared to $1.7 million during the same period in 1999. The increase was largely the result of expenses related to the launch of a corporate initiative called "The Challenge". The Challenge is an internet-based contest offering cash prizes to participants who submit exploration proposals outlining where the next high-grade ore deposit in the Red Lake area could be found. A total of $0.5 million in prizes will be awarded in the second half of the year and will be expensed as incurred.

       Corporate administration expense for the year in 1999 was $3.3 million, compared to $3.1 million in 1998 and $3.9 million in 1997. The decline in corporate expense in 1998 was due to overhead cost reduction measures.

     - Depreciation, depletion and reclamation expense was $1.9 million in the six months ended June 30, 2000, compared to $1.7 million in the same period in 1999 (or $1.4 million before Havelock Lime's expense). The increase in 2000 was the result of an increased reclamation accrual at the Wharf Mine and increased depreciation at the Red Lake Mine when compared to 1999.

       Depreciation, depletion and reclamation expense for the year in 1999 was $3.5 million, compared to $3.6 million in 1998 and $10.8 million in 1997. The substantial decline from 1997 was due to the reduction in carrying value of mining interests as a result of the $110.2 million writedown.

     - Exploration expense for the first half of both 2000 and 1999 was $0.4 million. The exploration program begun in 1998 on the Wilanour properties in the Red Lake area continued through 1999 and 2000.

       Exploration expense was $0.9 million for the year ended December 31, 1999, compared to $2.4 million in 1998 and $0.7 million in 1997. The decrease in 1999 from 1998 reflects the increased focus on the development of the Red Lake Mine and reduced exploration at the Wharf Mine.

     Earnings from Operations

- The loss from operations in the first half of 2000 was $9.9 million, which included $6.0 million in strike settlement expenses, compared to earnings of $0.5 million during the same period in 1999 (or a loss of $0.6 million before earnings from Havelock). For the year ended December 31, 1999, earnings from operations were $2.1 million, compared to $3.4 million in 1998 and a loss of $115.3 million in 1997 (or $5.1 million before the writedown). A review by segment follows below, under the heading "Divisional Contribution".

     Other Income (Expense)

- Interest and other income was $1.9 million in the six months ended June 30, 2000, versus $0.8 million during the same period in 1999. The increase from 1999 was largely due to the interest earned on larger cash balances which resulted from the equity financing in May 1999 and sale of Havelock Lime in December 1999.

     Interest and other income during the year ended 1999 was $1.7 million, the same as in 1998 and down from $3.3 million in 1997. The decrease from 1997 was due mainly to lower cash balances in 1998 and costs from the proposed bank financing in 1999.

- Gain (loss) on marketable securities includes net realized pre-tax gains (losses) on the sales of securities of junior gold mining and exploration companies. During both the six months ended June 30, 2000 and 1999 there were no sales. A loss of $1.7 million was reported in the year ended December 31, 1999, compared to a loss of $2.7 million in 1998 and a gain of $1.0 million in 1997. Due to depressed gold prices since 1997, share prices in the mining sector have declined substantially. The 1999 realized capital loss was $9.6 million, which, for income statement purposes, was offset by provisions for the decline in value of securities of $7.9 million recorded in prior years.

- At December 31, 1999, Goldcorp decided that the accumulated decline in the value of marketable securities was long-term in nature and, for accounting purposes, recorded the losses as a permanent impairment in value. As a result of this treatment any subsequent recovery in value of the portfolio is not recognized in income for financial statement purposes. At June 30, 2000, Goldcorp's portfolio of marketable securities had experienced a partial recovery of previous years' provisions and had a market value of $5.3 million. However, due to treatment of the marketable securities this recovery has not been recognized and the marketable securities are valued on the balance sheet at $4.9 million.

     In 1999, Goldcorp recorded a $0.2 million recovery in the value of the portfolio. During 1999, capital losses of $9.6 million were realized through the sale of marketable securities. In prior years, $7.9 million of these capital losses had been recognized in the provision for the decline in marketable securities. In 1998 and 1997, Goldcorp recognized losses of $4.4 million and $7.6 million, respectively, in provisions for the decline in marketable securities.

- The pre-tax gain on the sale of Havelock Lime in 1999 was $11.7 million, which reflected the net proceeds on sale of $20.6 million, less its carrying value of $8.9 million.

- During 1998, 1999 and the six months ended June 30, 2000, Goldcorp had no debt outstanding and, therefore, did not incur interest expense, compared to $0.2 million in 1997.

- The loss before taxes in the first half of 2000 was $8.0 million, compared to earnings of $1.8 million during the same period in 1999. During the six months ended June 30, 2000, there was a provision for an income tax recovery of $2.5 million recorded. Included in this amount was a recovery of $0.3 million as a result of reduced corporate tax rates announced in the Ontario provincial budget during the second quarter. By comparison, during the same period in 1999, the provision for income and mining taxes was $0.9 million.

     Earnings before taxes for the year ended 1999 were $14.0 million, compared to losses of $1.9 million in 1998 and $118.8 million in 1997. The provision for income and mining taxes was $3.4 million in 1999, compared to $0.2 million in 1998 and a recovery of $24.7 million in 1997.

     Earnings (Loss) for the Period

- Goldcorp recorded a loss of $5.6 million for the six months ended June 30, 2000, compared to earnings of $1.0 million for the same period in 1999. The loss in the current period was the result of the $6.0 million Red Lake strike settlement expense and the absence of earnings from Havelock Lime which, for comparative purposes, was $1.2 million during the six months ended June 30, 1999. Reduced contributions from the Wharf Mine and Saskatchewan Minerals have also had a negative effect on earnings. This has been partially offset by increased interest and other income, and an income tax recovery.

     Goldcorp recorded earnings of $10.6 million for the year in 1999, compared to a net loss of $2.2 million in 1998 and a net loss of $94.1 million in 1997. The improvement in 1999 largely reflects the gain on sale of Havelock. Depressed gold prices and a reduced contribution from Saskatchewan Minerals resulted in lower earnings from operations in 1999 compared to 1998, partially offsetting the gain on sale of Havelock. The 1998 loss was related to the decline in spot gold prices, which negatively impacted operating earnings as well as the performance of

     Goldcorp's marketable securities portfolio. The loss in 1997 was due to the writedown of mining interests and the provision for decline in value of marketable securities, along with a depressed gold price.

     Earnings (Loss) Per Share

- Earnings (loss) per share is calculated based on the weighted average number of shares outstanding which, in the first half of 2000 was 78.5 million and
    72.9 million during the same period in 1999. The weighted average outstanding was 75.4 million for the year in 1999, 68.9 million in 1998 and
    68.4 million in 1997. The increase in shares was substantially due to the
    6.0 million-share equity issue in May 1999, shares issued on the acquisition of Wilanour in 1998 and the exercise of stock options.

- There was a loss of $0.07 per share during the six months ended June 30, 2000, compared to earnings of $0.01 during the same period in 1999. Earnings per share were $0.15 for the year ended December 31,1999, compared to a loss of $0.03 in 1998 and a loss of $1.38 in 1997. Fully diluted earnings per share have been the same as basic earnings per share in all of the respective reporting periods and have therefore been reported together. Earnings per share on a fully diluted basis are calculated as if all dilutive stock options and warrants are exercised.

                            DIVISIONAL CONTRIBUTION

     Goldcorp reports results for its two industry segments: gold mining; and industrial minerals. The detailed contribution to operating earnings and to operating cash flow is summarized in the tables below:

     Operating Profit (Loss)

                                                      SIX MONTHS ENDED        TWELVE MONTHS ENDED
                                                          JUNE 30,               DECEMBER 31,
                                                      -----------------   ---------------------------
                                                       2000      1999      1999      1998      1997
                                                      -------   -------   -------   -------   -------
                                                                 (in millions of dollars)
GOLD
Wharf Mine.........................................   $   1.6   $   2.0   $   5.8   $   7.1   $  (0.7)
Red Lake Mine......................................      (9.7)     (1.6)     (3.7)     (5.0)     (7.0)
Golden Reward Mine.................................        --        --        --        --      (0.5)
                                                      -------   -------   -------   -------   -------
                                                         (8.1)      0.4       2.1       2.1      (8.2)
                                                      -------   -------   -------   -------   -------
INDUSTRIAL MINERALS
Saskatchewan Minerals..............................       0.8       1.2       2.4       4.5       5.7
Havelock Lime......................................        --       1.2       2.0       2.1       1.7
                                                      -------   -------   -------   -------   -------
                                                          0.8       2.4       4.4       6.6       7.4
                                                      -------   -------   -------   -------   -------
CORPORATE ACTIVITIES...............................      (2.6)     (2.3)     (4.4)     (5.3)     (4.3)
WRITEDOWN OF MINING INTERESTS......................        --        --        --        --    (110.2)
                                                      -------   -------   -------   -------   -------
                                                      $  (9.9)  $   0.5   $   2.1   $   3.4   $(115.3)
                                                      =======   =======   =======   =======   =======

     Operating cash flow (deficiency)

                                                      SIX MONTHS ENDED        TWELVE MONTHS ENDED
                                                          JUNE 30,               DECEMBER 31,
                                                      -----------------   ---------------------------
                                                       2000      1999      1999      1998      1997
                                                      -------   -------   -------   -------   -------
                                                                 (in millions of dollars)
GOLD
Wharf Mine.........................................   $   3.1   $   3.0   $   7.5   $   8.6   $   8.4
Red Lake Mine......................................      (9.6)     (1.0)     (3.2)     (4.3)     (6.5)
Golden Reward Mine.................................        --        --      (0.6)     (0.4)     (0.5)
                                                      -------   -------   -------   -------   -------
                                                         (6.5)      2.0       3.7       3.9       1.4
                                                      -------   -------   -------   -------   -------
INDUSTRIAL MINERALS
Saskatchewan Minerals..............................       1.0       1.5       3.0       5.1       6.3
Havelock Lime......................................        --       1.4       2.5       2.8       2.4
                                                      -------   -------   -------   -------   -------
                                                          1.0       2.9       5.5       7.9       8.7
                                                      -------   -------   -------   -------   -------
CORPORATE ACTIVITIES AND WORKING CAPITAL...........       5.7      (5.1)     (7.3)     (4.7)     (7.7)
                                                      -------   -------   -------   -------   -------
                                                      $   0.2   $  (0.2)  $   1.9   $   7.1   $   2.4
                                                      =======   =======   =======   =======   =======

                                 OPERATIONAL REVIEW

     WHARF MINE

     Operating and Financial Data

                                                SIX MONTHS ENDED          TWELVE MONTHS ENDED
                                                    JUNE 30,                  DECEMBER 31,
                                               -------------------   ------------------------------
                                                 2000       1999       1999       1998       1997
                                               --------   --------   --------   --------   --------
OPERATING DATA
Tons of ore processed (000's)...............      1,847      2,059      4,144      4,217      4,471
Average grade of gold processed (ounces per
  ton)......................................      0.031      0.031      0.033      0.031      0.030
Gold production (ounces)....................     42,138     50,566    107,221    110,175    103,145
Gold sold (ounces)..........................     43,650     48,766    106,602    107,896    105,100
Cash production cost per ounce..............   $    213   $    201   $    186   $    190   $    226
Royalties and severance taxes per ounce.....         14         18         18         19         18
                                               --------   --------   --------   --------   --------
Total cash cost per ounce...................        227        219        204        209        244
Non-cash cost per ounce.....................         19         18         16         12         85
                                               --------   --------   --------   --------   --------
Total operating cost per ounce..............   $    246   $    237   $    220   $    221   $    329
                                               ========   ========   ========   ========   ========
FINANCIAL DATA (in millions of dollars)
Revenues....................................   $   12.6   $   13.7   $   29.8   $   31.8   $   34.6
Operating profit (loss).....................        1.6        2.0        5.8        7.1     (106.8)
Operating cash flow.........................        3.1        3.0        7.5        8.6        8.4

- The Wharf Mine produced 42,138 ounces of gold in the first half of 2000, a 16.7% decline from 50,566 ounces in the same period in 1999.

     During the entire year in 1999 the Wharf Mine produced 107,221, a 2.7% decrease from 110,175 ounces in 1998, which was an increase of 6.8% from 103,145 ounces in 1997.

- In the first half of 2000, the total cash cost per ounce was $227, which is a 3.7% increase over the same period in 1999. This was due to a reduction in ore mined and ounces sold, along with an increased reclamation expense. Included in the total cash cost are royalties and severance taxes of $14 per ounce in the first half of 2000, compared to $18 during the same period in 1999. The reduction was the result of fewer ounces sold and lower operating margins. Wharf's non-cash cost remained relatively constant at $19 per ounce in the six months ended June 30, 2000, compared to $18 per ounce during the same period in 1999.

     For the year in 1999, the total cash cost per ounce decreased to $204 (1998 -- $209; 1997 -- $244). This was due to the continued implementation of productivity improvements at the mine as well as an improved ore grade. Included in the total cash cost are royalties and severance taxes of $18 per ounce in 1999, $19 in 1998 and $18 in 1997. Non-cash cost decreased from $85 per ounce in 1997 to $12 in 1998 as a result of lower charges for depreciation and depletion after the writedown of mining interests in 1997. The increase in non-cash cost between 1998 and 1999 is the depreciation and depletion of additional capitalized development expenditures since the 1997 writedown.

- Operating profit was $1.6 million in the six months ended June 30, 2000, down from $2.0 million during the same period in 1999. The decrease in operating profit was due primarily to the reduction in the ounces sold; partially offset by a higher realized gold price.

     Operating profit was $5.8 million for the year in 1999, down from $7.1 million in 1998. The decrease in operating profit was due to the lower revenues, partially offset by improved operating costs. The operating profit in 1998 of $7.1 million compares to an operating loss of $0.7 million in 1997 (before the writedown of the mining interests). This reflected the significant improvement in cash operating costs and the increase in production, which more than offset the decline in spot gold prices.

     Golden Reward Mine

- The Golden Reward Mine, which is adjacent to the Wharf Mine, has been kept on a care and maintenance basis since it ceased production in 1996. In June 1999, Goldcorp acquired the remaining 40% interest in the Golden Reward Joint Venture from Dakota Gold Mining Inc. for consideration of $1.3 million.

     Red Lake Mine

- The Red Lake Mine has not been in production since June 1996 as a result of a labour strike. In April, an agreement was reached between Goldcorp and the union to end the 46-month long strike. As part of the settlement the union agreed that it would no longer represent employees at Goldcorp's Red Lake operations. In return the striking workers were given a severance package totalling $6.0 million, an aggregate of 219,000 stock options and job offers to a minimum of 45 former unionized employees when the mine reopens.

- The Red Lake Mine recorded an increased operating loss of $9.7 million and operating cash deficiency of $9.6 million in the first half of 2000, compared to an operating loss of $1.6 million and an operating cash flow deficiency of $1.0 million for the same period in 1999. The increase was due to the strike settlement expenses, along with increased activity at site as the mine approaches the scheduled commercial production date of November 2000. Costs incurred are largely the result of maintaining an office to support the continuing exploration program and the construction of the new mine.

     The Red Lake Mine has recorded operating losses of $3.7 million in 1999, $5.0 million in 1998 and $7.0 million in 1997. In the year ended 1999, Red Lake had an operating cash deficiency of $3.2 million, compared to $4.3 million in 1998 and $6.5 million in 1997. Losses were incurred in all of the years reported as a result of no gold production. Operating costs were reduced in the period between 1997 and 1999 due to improved efficiencies and a significant reduction in exploration expenses between 1998 and 1999.

- Development on the Red Lake Mine began in May of 1999 after financing was put in place through Goldcorp's equity issue. At June 30, 2000, the project was over 80% complete with approximately $46 million spent. In 1999, when development of the new Red Lake Mine began, capital costs of $26 million were incurred. During the first half of 2000, approximately $20 million was spent and an additional $10 million will be spent in the second half in preparation for production start-up.

     SASKATCHEWAN MINERALS

     Operating and Financial Data

                                                SIX MONTHS ENDED          TWELVE MONTHS ENDED
                                                    JUNE 30,                  DECEMBER 31,
                                               -------------------   ------------------------------
                                                 2000       1999       1999       1998       1997
                                               --------   --------   --------   --------   --------
OPERATING DATA
Tons sold...................................    105,000    115,000    227,000    241,000    264,000
FINANCIAL DATA (in millions of dollars)
Revenues....................................   $    6.0   $    6.3   $   12.9   $   15.8   $   18.4
Operating profit............................        0.8        1.2        2.4        4.5        5.7
Operating margin (%)........................        13%        19%        18%        28%        31%
Operating cash flow.........................        1.0        1.5        3.0        5.1        6.3

- Saskatchewan Minerals experienced a decline in revenue in the six months ended June 30, 2000, compared to the same period in 1999, which was the result of reduced tons sold.

- Saskatchewan Minerals recorded a decline in tons sold and revenues in the year ended December 31, 1999, compared to 1998 and 1997. The decrease in tonnage was due to increased competitive pressures from sodium sulphate by-product producers. The decrease in revenues was the result of the reduced tons sold and price reductions initiated in 1998 in response to the increased competition.

- The 33% decline in operating profit between the six months ended June 30, 2000, and the same period in 1999 was largely the result of reduced revenue.

     During the year in 1999, operating profit declined to $2.4 million, from $4.5 million in 1998 and $5.7 million in 1997. The decrease in operating profit and operating margin in both 1999 and 1998 reflect a drop in revenue, partially offset by lower costs from improved operating efficiencies.

     HAVELOCK LIME

     Operating and Financial Data

                                                           SIX
                                                          MONTHS
                                                          ENDED          TWELVE MONTHS ENDED
                                                         JUNE 30,            DECEMBER 31,
                                                         --------   ------------------------------
                                                           1999       1999       1998       1997
                                                         --------   --------   --------   --------
OPERATING DATA
Tons sold.............................................    172,000    332,000    276,000    249,000
FINANCIAL DATA (in millions of dollars)
Revenues..............................................   $    4.7   $    9.1   $    8.6   $    9.1
Operating profit......................................        1.2        2.0        2.1        1.7
Operating margin (%)..................................        25%        22%        24%        19%
Operating cash flow...................................        1.4        2.5        2.8        2.4

- Havelock Lime was sold on December 31, 1999, for $20.6 million, resulting in a pre-tax gain of $11.7 million. As a result there are no operating results for the six months ended June 30, 2000. The contribution from Havelock Lime in 1999 has been included in the consolidated financial results of Goldcorp.

- Havelock's revenues increased by 6% in 1999 due largely to a significant increase in tons of aggregates sold and strong sales of calcined and hydrated lime. In 1998, the 11% increase in tonnage was offset by pricing pressure due to the negative impact of severe ice storms on its customers in eastern Canada and the United States.

- Operating profit was $2.0 million in 1999, compared to $2.1 million in 1998. The decrease in operating margin in 1999 compared to 1998 reflects the lower margins earned on aggregates. The higher operating margin in 1998 compared to 1997 was due to cost reductions and productivity improvements implemented during the year.

                        LIQUIDITY AND CAPITAL RESOURCES

     SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           SIX MONTHS ENDED      TWELVE MONTHS ENDED
                                                               JUNE 30,              DECEMBER 31,
                                                           -----------------   ------------------------
                                                            2000      1999      1999     1998     1997
                                                           -------   -------   ------   ------   ------
                                                                     (in millions of dollars)
Cash flow from operations...............................   $ (6.8)   $  1.6    $  7.0   $  9.0   $ 10.6
Net change in non-cash working capital..................      7.0      (1.8)     (5.1)    (1.9)    (8.2)
                                                           ------    ------    ------   ------   ------
Net cash provided by (used in) operating activities.....      0.2      (0.2)      1.9      7.1      2.4
Investment in mining interests..........................    (25.8)     (9.4)    (30.3)   (15.1)   (18.4)
Proceeds on sale of Havelock Lime.......................       --        --      20.6       --       --
Other investing activities..............................     (0.6)     (1.4)     (2.9)     4.0      5.5
                                                           ------    ------    ------   ------   ------
Net cash used in investing activities...................    (26.4)    (10.8)    (12.6)   (11.1)   (12.9)
Net cash provided by (used in) financing activities.....      0.5      47.3      47.7      0.9     (6.9)
Effect of exchange rate changes on cash.................     (0.8)       --       0.5       --     (0.1)
                                                           ------    ------    ------   ------   ------
Net increase (decrease) in cash and short-term
  investments...........................................   $(26.5)   $ 36.3    $ 37.5   $ (3.1)  $(17.5)
                                                           ======    ======    ======   ======   ======

     Cash Flow from Operations

- Net cash provided by operating activities in the six months ended June 30, 2000, was $0.2 million, compared to a $0.2 million use of cash in the same period during the prior year. In the year-to-date 2000 results the loss from operations of $9.9 million was offset by the change in non-cash working capital of $7.0 million and other non-cash items.

     Net cash provided by operating activities was $1.9 million for the year in 1999, compared to $7.1 million in 1998 and $2.4 million in 1997. The decrease in 1999 was attributable to reduced earnings from operations and a greater change in non-cash operating working capital of $5.1 million in 1999, compared to $1.9 million in 1998. This was the result of an increase in income taxes receivable, along with a decrease in current liabilities. The increase in 1998 compared to 1997 was the result of higher earnings from operations and changes in non-cash operating working capital.

- In the six months ended June 30, 2000, investing activities used $26.4 million, which included $25.8 million in capital expenditures and $0.6 million for the purchase of marketable securities. During the same period in 1999, the investing activities used $10.9 million, which consisted primarily of $9.4 million in capital expenditures, purchases of marketable securities of $0.6 million and an increase in reclamation deposits of $0.9 million.

     In the year ended 1999, investing activities used $12.6 million, which included $30.3 million of capital expenditures, $2.3 million for increased reclamation deposits and $0.6 million used in the purchase of marketable securities. This was partially offset by the $20.6 million received on the sale of Havelock Lime. In 1998, investing activities used $11.1 million, consisting of capital expenditures of $15.1 million, which was partially offset by a decrease in reclamation deposits of $1.0 million and cash provided from the purchase and sale of marketable securities in the net amount of $3.0 million. In 1997, investing activities used $12.9 million, consisting of $18.4 million in capital expenditures, which was partially offset by a decrease in reclamation deposits of $0.4 million and cash provided from the purchase and sale of marketable securities in the net amount of $5.1 million.

- Financing activities generated cash of $0.5 million in the six months ended June 30, 2000, representing the proceeds from the exercise of stock options. In April 2000, an officer of Goldcorp exercised 700,000 stock options. Goldcorp received as consideration a note secured by the common shares for the total exercise price of $2.4 million. The note has a one-year term with interest charged at a rate of prime plus one percent. The note receivable is disclosed separately in the shareholders' equity section of the balance sheet as at June 30, 2000. During the first half of 1999, financing provided $47.3 million, which was from the equity issue in May and from the exercise of warrants and stock options.

     During the year ended 1999, financing activities generated cash of $47.7 million, representing the net proceeds from the equity offering in May, as well as proceeds from the exercise of warrants and stock options during the year. In 1998, the issuance of capital stock provided $0.9 million. In 1997, the repayment of long-term debt used $7.2 million while the issuance of capital stock provided $0.3 million for a net of $6.9 million.

     WORKING CAPITAL AND LIQUIDITY

- Goldcorp's working capital decreased between December 31, 1999 and June 30, 2000 from $55.8 million to $22.6 million mainly due to expenditures at the Red Lake Mine. The working capital increase at December 31, 1999, from the $19.0 million at December 31, 1998 was largely due to the increase in cash from $9.3 million to $46.8 million. This was due primarily to the sale of capital stock during the year and the proceeds from the sale of Havelock Lime, partially offset by the capital expenditures at the Red Lake Mine.

- Goldcorp's balance sheet remained very strong at June 30, 2000, with cash and short-term investments of $20.4 million, shareholders' equity of $138.5 million and no debt. Goldcorp has ample working capital to fund the remaining $10 million of mine construction and development costs required to bring the Red Lake Mine into production by November 2000 and to meet all operating needs.

     CAPITAL EXPENDITURES

- Capital expenditures in the six months ended June 30, 2000 were $25.8 million compared to $9.4 million during the same period in 1999. During the year ended December 31, 1999, capital expenditures increased to $30.3 million from $15.1 million in 1998 and $18.4 million in 1997. A breakdown of expenditures by operation follows:

                                                               SIX MONTHS
                                                                  ENDED        TWELVE MONTHS ENDED
                                                                JUNE 30,          DECEMBER 31,
                                                              -------------   ---------------------
                                                              2000    1999    1999    1998    1997
                                                              -----   -----   -----   -----   -----
                                                                    (IN MILLIONS OF DOLLARS)
Red Lake...................................................   $24.2   $ 8.8   $28.7   $10.8   $14.3
Wharf Mine.................................................     1.1     0.2     0.8     2.9     3.4
Saskatchewan Minerals......................................     0.4     0.2     0.3     0.5     0.3
Havelock Lime..............................................      --     0.2     0.6     0.4     0.6
Other......................................................     0.1      --    (0.1)    0.5    (0.2)
                                                              -----   -----   -----   -----   -----
                                                              $25.8   $ 9.4   $30.3   $15.1   $18.4
                                                              =====   =====   =====   =====   =====

                                    OUTLOOK

     In the second half of 2000, an estimated $10 million in expenditures will be required for the Red Lake Mine in order to meet the November 2000 scheduled start of commercial production. The initial production is expected to be approximately 240,000 ounces on an annual basis at a cash cost of $88 per ounce. The focus will remain on keeping the development at Red Lake on schedule and on budget. Initial gold production from the new Red Lake Mine began in August 2000. In addition, ongoing exploration will continue at the mine and at the Wilanour properties.

     At the Wharf Mine, Goldcorp will continue to maintain a low cost profile. Production in 2000 is expected to be 103,000 ounces at a total cash production cost of $220 per ounce.

     The sodium sulphate market is expected to remain oversupplied throughout 2000. As a result, Saskatchewan Minerals' operating profit is budgeted to be down from the $2.4 million recorded in 1999. Changes to the operations are being implemented to improve efficiencies and reduce costs further.

SHARE TRADING INFORMATION

     The Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares are listed and traded on the TSE and the NYSE. The TSE is the principal trading market for those shares. The following tables set out certain information with respect to the market prices for the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares for the periods indicated, as quoted on the TSE and the NYSE.

                           THE TORONTO STOCK EXCHANGE

                           GOLDCORP CLASS A SUBORDINATE VOTING SHARES           GOLDCORP CLASS B SHARES
                           ------------------------------------------   ---------------------------------------
                           HIGH (CDN$)    LOW (CDN$)    SHARE VOLUME    HIGH (CDN$)   LOW (CDN$)   SHARE VOLUME
                           ------------   -----------   -------------   -----------   ----------   ------------
2000
First Quarter............      9.00           6.25       14,904,281         8.30         8.00          2,100
April....................      9.80           8.35        4,742,216        11.25         8.50          1,240
May......................     10.15           8.50        2,676,844        11.00         9.00          4,200
June.....................     11.25           9.60        4,804,179        14.50        11.00         10,700
July.....................     10.70           8.75        2,120,718        14.00        11.75          3,280
August...................     10.65           8.90        6,316,047        13.50        11.00          3,700
1999
First Quarter............     10.50           8.00        8,715,820        10.00         8.90          2,100
Second Quarter...........      9.45           6.50        8,272,962         8.90         8.90            800
Third Quarter............     12.50           6.05       11,796,746        11.50         6.50         16,415
Fourth Quarter...........     12.10           7.25       14,905,069        11.50         7.50          5,327

     On August 1, 2000, the last day the Goldcorp Shares traded on the TSE prior to the public announcement of the Arrangement, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted on the TSE, was Cdn$8.90. The closing price of the Goldcorp Class B Shares was Cdn$11.75.

     On September 28, 2000, the closing price of the Goldcorp Class A Non-Voting Shares, as quoted on the TSE was Cdn$10.20. The closing price of the Goldcorp Class B Shares was Cdn$11.25.

                            NEW YORK STOCK EXCHANGE

                             GOLDCORP CLASS A SUBORDINATE VOTING SHARES          GOLDCORP CLASS B SHARES
                             ------------------------------------------   -------------------------------------
                             HIGH (US$)     LOW (US$)     SHARE VOLUME    HIGH (US$)   LOW (US$)   SHARE VOLUME
                             -----------    ----------    -------------   ----------   ---------   ------------
2000
First Quarter..............     6.19           4.25           353,200        6.25        5.13         51,400
April......................     6.75           5.94           120,600        6.75        6.00         10,400
May........................     6.81           5.81            91,500        7.13        6.50          6,500
June.......................     7.63           6.38           133,300       10.06        7.00         37,900
July.......................     7.50           6.13           140,400        9.56        7.63          9,500
August.....................     7.19           5.88            75,700        8.38        7.63         17,600
1999
First Quarter..............     6.81           5.25           277,300        6.50        5.31         41,900
Second Quarter.............     6.56           4.31           251,700        6.25        5.13         29,600
Third Quarter..............     8.06           4.00           396,400        8.38        4.63         63,900
Fourth Quarter.............     8.19           4.88           484,700        7.94        5.75         53,700

     On August 1, 2000, the last day the Goldcorp Shares traded on the NYSE prior to the public announcement of the Arrangement, the closing price of the Goldcorp Class A Subordinate Voting Shares, as quoted on the NYSE, was $6.00. The closing price of the Goldcorp Class B Shares was $7.63.

     On September 28, 2000, the closing price of the Goldcorp Class A Non-Voting Shares, as quoted on the NYSE, was $6.75. The closing price of the Goldcorp Class B Shares was $8.00.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information known to Goldcorp concerning its directors and executive officers, including the number, as at August 31, 2000, of Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares beneficially owned, or over which control or direction is exercised, by each such person:

NAME AND                                                                                    CLASS A
MUNICIPALITY OF               POSITION WITH THE                                           SUBORDINATE    CLASS B
RESIDENCE                     CORPORATION             PRINCIPAL OCCUPATION               VOTING SHARES   SHARES
---------------               -----------------       --------------------               -------------   -------
ROBERT R. MCEWEN............  Chairman, Chief         Chairman and Chief Executive          2,805,600(4)    Nil
Toronto, Ontario              Executive Officer and   Officer of Goldcorp. Also
                              Director (a Director    Chairman and Chief Executive
                              since 1994)             Officer and Director of CSA and
                                                      Lexam.
DAVID R. BEATTY,............  Director (a Director    Chairman and Chief Executive          68,000 (5)      Nil
O.B.E. (1)(2)                 since 1994)             Officer of Beatinvest Limited, an
Toronto, Ontario                                      investment company. From 1994 to
                                                      December 1999, Chairman and
                                                      Executive Officer of Old Canada
                                                      Investment Corporation Limited,
                                                      an investment company.
JAMES P. HUTCH,.............  Director (a Director    Engineer. President of Hutchtech      33,300 (6)      Nil
P.ENG. (1)(3)                 since 1998)             Inc., an engineering consulting
Saskatoon, Saskatchewan                               firm. From October 1983 to June
                                                      1995, Mr. Hutch was President and
                                                      Chief Executive Officer of
                                                      Saskatchewan Research Council, a
                                                      Crown corporation specializing in
                                                      applied research and development.
BRIAN W. JONES (1)(2).......  Director (a Director    President and Chief Executive         43,334 (7)      Nil
St. Louis, Missouri           since 1994)             Officer of New Heights
                                                      International Inc., an investment
                                                      company. Prior to November 1999,
                                                      Chief Executive Officer of CJ
                                                      Holdings Inc., an investment
                                                      company. Prior to December 1997,
                                                      President and Chief Executive
                                                      Officer of Radio Marketing Bureau
                                                      Inc., a sales development
                                                      organization representing private
                                                      radio broadcasters in Canada.
GILLES R. FILION............  Vice President,         Engineer. Vice President,            184,000 (8)      Nil
Mississauga, Ontario          Exploration             Exploration of Goldcorp. Also
                                                      Vice President, Exploration of
                                                      Lexam. From August 1994 to
                                                      February 1998, Manager,
                                                      Geological Services at Pearson
                                                      Hoffman. Prior to August 1994,
                                                      Independent Consulting Geologist.

NAME AND                                                                                    CLASS A
MUNICIPALITY OF               POSITION WITH THE                                           SUBORDINATE    CLASS B
RESIDENCE                     CORPORATION             PRINCIPAL OCCUPATION               VOTING SHARES   SHARES
---------------               -----------------       --------------------               -------------   -------
R. BRUCE HUMPHREY...........  Vice President, Gold    Engineer. Vice President, Gold          175,000(9)    Nil
Brampton, Ontario             Operations              Operations of Goldcorp. From June
                                                      1995 to March 1998, Vice
                                                      President of BLM Service Group.
                                                      Prior to June 1995, Vice
                                                      President Operations and
                                                      Assistant to the President at
                                                      Hillsborough Resources/Canadian
                                                      Mine Development.
VICTORIA K. RUSSELL.........  Vice President, Legal   Lawyer. Vice President, Legal           100,000(10)    Nil
Toronto, Ontario              Services                Services of Goldcorp. Also Vice
                                                      President, Legal Services of CSA
                                                      and Lexam from December 1999.
                                                      From 1993 to 1999 worked in
                                                      private practice.
JOHN A. BEGEMAN.............  Vice President,         General Manager of the Wharf Mine       177,200(11)    Nil
Rapid City, South Dakota      Western Division and    since 1995
                              General, Manager of
                              the Wharf Mine

---------------

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation/Corporate Governance Committee.

(3) Member of the Health, Safety and Environment Committee.

(4) Includes stock options to purchase up to 2,010,000 Goldcorp Class A Subordinate Voting Shares. See also under "General Proxy Information -- Voting Shares and Principal Holders of Voting Shares".

(5) Includes stock options to purchase up to 50,000 Goldcorp Class A Subordinate Voting Shares.

(6) Represents stock options to purchase up to 30,000 Goldcorp Class A Subordinate Voting Shares.

(7) Represents stock options to purchase up to 43,334 Goldcorp Class A Subordinate Voting Shares.

(8) Represents stock options to purchase up to 184,000 Goldcorp Class A Subordinate Voting Shares.

(9) Represents stock options to purchase up to 175,000 Goldcorp Class A Subordinate Voting Shares.

(10) Represents stock options to purchase up to 100,000 Goldcorp Class A Subordinate Voting Shares.

(11) Includes stock options to purchase up to 175,000 Goldcorp Class A Subordinate Voting Shares.

     Goldcorp does not have an Executive Committee.

     Mr. Robert R. McEwen (directly and through Evanachan) and the other senior officers and directors of Goldcorp beneficially own, directly or indirectly, 13.3% of the Goldcorp Class A Subordinate Voting Shares, which does not include stock options to purchase 2,767,334 Goldcorp Class A Subordinate Voting Shares, and 86.9% of the outstanding Goldcorp Class B Shares.

LEGAL PROCEEDINGS

     Saskatchewan Minerals was named in an anti dumping case which was brought before the US International Trade Commission and the US Department of Commerce on July 10, 2000. The petition alleged that Saskatchewan Minerals had been selling its product of anhydrous sodium sulphate in the United States at less than fair value and below the cost of production. The US International Trade Commission decided in favour of Saskatchewan Minerals on August 22, 2000. The appeal period will expire on October 31, 2000.

SHARE CAPITAL

     The authorized capital of Goldcorp consists of an unlimited number of Goldcorp Class A Subordinate Voting Shares, an unlimited number of Goldcorp Class B Shares and an unlimited number of non-voting preferred shares, issuable in series. Each Goldcorp Class A Subordinate Voting Share carries the right to one vote and each Goldcorp Class B Share carries the right to ten votes. Each Goldcorp Class A Subordinate Voting Share and Goldcorp Class B

Share entitles the holder to participate pro rata in any distributions to shareholders. Goldcorp Class B Shares are convertible into Goldcorp Class A Subordinate Voting Shares on a one-for-one basis. There are no outstanding preferred shares.

     As at September 7, 2000, there were 73,518,273 (74,488,036 on a fully diluted basis, assuming all of the "in the money", vested options are exercised) Class A Subordinate Voting Shares and 5,332,654 Class B Shares issued and outstanding and no preferred shares issued and outstanding. Goldcorp's records indicate that the numbers of holders of record of Class A Subordinate Voting Shares and Class B Shares were 3,555 and 685, respectively, at that date.

GOLDCORP EMPLOYEE INCENTIVE PLAN

     Prior to June 1, 2000, Goldcorp maintained two incentive plans, the Employee Incentive Plan effective March 31, 1994 (the "Employee Incentive Plan") and the 1994 Executive Stock Option Plan: Restated May 20, 1997 (the "Executive Stock Option Plan" or the "Plan").

     The objective of both plans was to encourage equity participation in Goldcorp by its directors, officers and employees, and the directors, officers and employees of its subsidiaries and affiliates, through the acquisition of Goldcorp Class A Subordinate Voting Shares. The Employee Incentive Plan consisted of an employee purchase plan, an employee share bonus plan and an employee share loan plan.

     The aggregate number of Goldcorp Class A Subordinate Voting Shares reserved for issuance pursuant to the Employee Incentive Plan was fixed at 5,444,822 shares, and these shares had been reserved with the TSE. The Employee Incentive Plan had not been actively used, and during 1999 no grants were made pursuant to the Employee Incentive Plan. However, the Executive Stock Option Plan had been actively used and options had been granted thereunder.

     The board of directors believed that it would provide consistency and more efficient administration to have all of the reserved shares set up under one plan and use only the Executive Stock Option Plan. Accordingly, at the June 1, 2000 Annual and Special Meeting of Shareholders of Goldcorp, the shareholders passed a resolution (the "Employee Incentive Plan Resolution") approving the transfer of all of the reserved shares which were in the Employee Incentive Plan into the Executive Stock Option Plan. This increased the total claim to Goldcorp Class A Subordinate Voting Shares available for issuance under the Executive Stock Option Plan to 10,553,485 shares. This also effectively terminated the Employee Incentive Plan. The Executive Stock Option Plan was also amended to permit options to be granted to consultants that provide services to Goldcorp.

     GOLDCORP 1994 EXECUTIVE STOCK OPTION PLAN -- RESTATED MAY 20, 1997, AS AMENDED JUNE 1, 2000

     The objective of the Executive Stock Option Plan is to attract and retain superior directors, officers, employees and consultants, to provide a strong incentive for directors, officers, employees and consultants to put forth maximum effort for the continued success and growth of Goldcorp and its subsidiaries and affiliates and, in combination with these goals, to encourage equity ownership in Goldcorp by its directors, officers, employees and consultants through the acquisition of Goldcorp Class A Subordinate Voting Shares and the provision of other benefits under the Goldcorp Stock Option Plan.

     The Executive Stock Option Plan is administered by a committee of the board of directors, with the Compensation/Corporate Governance Committee having been designated by the board of directors to administer it. The Compensation/Corporate Governance Committee has full and complete authority to interpret the Executive Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems advisable.

     The Executive Stock Option Plan is subject to the following:

     (i) the maximum number of Shares which may be issued under the Plan shall not exceed 10,553,485 shares, subject to adjustment. The maximum number of shares with respect to which Grants may be made to any one Employee or Consultant or his associates (as that term is defined in the Securities Act) shall not exceed 5% of the outstanding issue in any calendar year and subject to adjustment as provided in Section 10 of the Executive Stock Option Plan, 1,250,000 Shares. The options granted to anyone inside Goldcorp, or his or her associates (as that term is defined in the Securities Act), must not exceed 5% of the issuable shares (as defined in the Executive Stock Option Plan);

     (j) the exercise price for shares issued under the Executive Stock Option Plan means the closing board lot sale price of the Goldcorp Class A Subordinate Voting Shares on the TSE on the trading day immediately preceding the date of grant and, if there was not a board lot sale on the TSE on such date, then the last board lot sale prior thereto;

     (k) options are exercisable for a maximum period of 10 years from the date of grant to the extent the grant has vested. Options vest one-third after the first year of the grant and an additional one-third at the end of each succeeding anniversary date of the grant thereafter;

     (l) the Executive Stock Option Plan also provides that stock appreciation rights may be included in a grant and it entitles a recipient to surrender to Goldcorp the related option and to receive from Goldcorp upon such surrender an amount equal to the amount by which the market value of the Class A Subordinate Voting Share on the date of exercise of the stock appreciation right exceeds the issue price of the Goldcorp Class A Subordinate Voting Share covered by such option; and

     (m)  grants made under the Executive Stock Option Plan are not assignable.

     There were no grants of options to the named executive officers in 1999. During the eight month period ending August 31, 2000, options for 680,000 Goldcorp Class A Subordinate Voting Shares were granted to the named executive officers.

     The Plan provides for a maximum of 10,553,485 options. There have been 4,320,733 options granted under the Plan. 6,232,752 options are unreserved.

     The following table provides information on the aggregated option exercises during 1999:

    AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
               YEAR AND FINANCIAL YEAR-END OPTION VALUES -- 1999

                                                                            UNEXERCISED      VALUE OF UNEXERCISED
                                            SECURITIES                      OPTIONS AT           IN-THE-MONEY
                                             ACQUIRED      AGGREGATE       DEC. 31, 1999      OPTIONS AT DEC. 31,
                                            ON EXERCISE      VALUE       (#) EXERCISABLE/    1999 ($) EXERCISABLE/
NAME                                            (#)       REALIZED ($)     UNEXERCISABLE       UNEXERCISABLE (1)
----                                        -----------   ------------   -----------------   ---------------------
Robert R. McEwen..........................        --             --      2,210,000/560,000     2,553,250/364,000
Gilles Filion.............................        --             --          34,666/69,334         42,532/54,234
R. Bruce Humphrey.........................        --             --          25,000/50,000         13,750/27,500
Floriana G. Cipollone.....................    13,334        109,338                     --                    --

---------------

Notes:

(1) On December 31, 1999, the closing price of the Goldcorp Class A Subordinate Voting Shares on the TSE was Cdn$8.45.

(2) Goldcorp has not used Stock Appreciation Rights.

EXECUTIVE COMPENSATION

     The following table sets forth, for the periods indicated, information concerning the annual, long-term and other compensation earned by the chief executive officer and the five most highly compensated "executive officers" of Goldcorp, as that term is defined by applicable securities legislation:

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                             LONG-TERM COMPENSATION
                                                                                  --------------------------------------------
                                                   ANNUAL COMPENSATION                         AWARDS                PAYOUTS
                                        ----------------------------------------- -------------------------------- -----------
                                                                      OTHER          SECURITIES      RESTRICTED
                                                                      ANNUAL           UNDER          SHARES OR
                                           SALARY                  COMPENSATION       OPTIONS        RESTRICTED       LTIP
           NAME AND                         ($)         BONUS          ($)            GRANTED        SHARE UNITS     PAYOUTS
      PRINCIPAL POSITION         YEAR      (CDN)         ($)        (CDN) (1)         (#) (2)            ($)           ($)
------------------------------------------------------------------------------------------------------------------------------
  Robert R. McEwen (3)           1999     250,000           --     15,000                  --         --             --
  Chairman and Chief Executive   1998     250,000           --     15,000             840,000         --             --
  Officer                        1997     250,000           --     15,000                  --         --             --
------------------------------------------------------------------------------------------------------------------------------
  Gilles Filion (4)              1999     130,000           --      7,800                  --         --             --
  Vice President, Exploration    1998      98,333           --      5,900             104,000         --             --
------------------------------------------------------------------------------------------------------------------------------
  R. Bruce Humphrey (5)          1999     150,000           --      9,000                  --         --             --
  Vice President, Gold           1998     110,865           --      6,651              75,000         --             --
  Operations
------------------------------------------------------------------------------------------------------------------------------
  Rolando C. Francisco (6)       1999     116,474           --      6,325                  --         --             --
  (Former President)             1998     230,000           --     13,800             200,000         --             --
                                 1997      76,666           --      4,600             250,000         --             --
------------------------------------------------------------------------------------------------------------------------------
  Floriana G. Cipollone (7)      1999     116,950           --      6,143                  --         --             --
  (Former Vice President,        1998      98,750           --      5,925              21,000         --             --
  Finance)                       1997      73,750           --      4,425              25,000         --             --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

------------------------------  --------------------
------------------------------  --------------------

                                   ALL OTHER
           NAME AND               COMPENSATION
      PRINCIPAL POSITION              ($)
----------------------------------------------------------------------------------------------------------
  Robert R. McEwen (3)                    --
  Chairman and Chief Executive            --
  Officer                                 --
---------------------------------------------------------------------------------------------------------------
  Gilles Filion (4)                       --
  Vice President, Exploration             --
--------------------------------------------------------------------------------------------------------------------
  R. Bruce Humphrey (5)                   --
  Vice President, Gold                    --
  Operations
-------------------------------------------------------------------------------------------------------------------------
  Rolando C. Francisco (6)                --
  (Former President)                      --
                                          --
------------------------------------------------------------------------------------------------------------------------------
  Floriana G. Cipollone (7)               --
  (Former Vice President,                 --
  Finance)                                --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Goldcorp pays its executive officers and certain members of its senior personnel a monthly payment equal to 6% of his or her monthly basic salary. This payment is in lieu of Goldcorp maintaining a pension plan for such individuals. The aggregate value of other annual compensation for each named executive officer does not exceed the lesser of Cdn$50,000 and 10% of his or her aggregate salary and bonus.

(2) Options are exercisable for the purchase of Goldcorp Class A Subordinate Voting Shares.

(3) Goldcorp provides administrative and technical assistance to its related companies, including CSA, for which Goldcorp is reimbursed for its costs. During each of 1998 and 1999, Mr. McEwen, in his capacities as Chairman and Chief Executive Officer of CSA, received cash compensation of Cdn$90,000 from CSA. Mr. McEwen holds options to purchase 250,000 CSA Class A Non-Voting Shares.

(4) Mr. Filion was appointed Vice President, Exploration in March 1998.

(5) Mr. Humphrey was appointed Vice President, Gold Operations in April 1998.

(6) Mr. Francisco was appointed President in September 1997, and he resigned this position in June 1999.

(7) Ms. Cipollone resigned as Vice-President, Finance, in November 19, 1999. She exercised 13,334 options for a taxable benefit of Cdn$41,835.42.

COMPENSATION OF DIRECTORS

     Directors of Goldcorp who are not employees of Goldcorp are remunerated for services rendered. Following a recommendation by the Compensation/Corporate Governance Committee, approved by the board of directors, compensation for the directors of Goldcorp was set as follows:

Annual fee..................................................    Cdn$10,000
Annual fee paid to the Chairman of any standing committee of
  the Board of Directors....................................    Cdn$ 2,000
Attendance fee for any meeting of the board of directors or
  committee meeting.........................................    Cdn$ 1,000

     The committee meeting fee is reduced to Cdn$500 if such meeting is held on the same day as a meeting of the board of directors. If a director is required to travel for an additional day to attend a meeting of the board of directors or a committee meeting, an additional attendance fee of Cdn$1,000 is payable to such director. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

     FEES FOR GOLDCORP INDEPENDENT COMMITTEE

     At the August 1, 2000 meeting of the board of directors, the board approved special fees for members of the Goldcorp Independent Committee. The Chair of the Committee would receive Cdn$13,000, each other member would receive Cdn$10,000 and all members would be entitled to a fee of Cdn$1,000 for each meeting at which minutes are taken, as well as to be reimbursed for expenses.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation/Corporate Governance Committee of the board of directors considers compensation matters as and when required. The Compensation/Corporate Governance Committee reviews and submits recommendations to the board of directors with respect to Goldcorp's executive compensation policies and the compensation paid to the executive officers. The Compensation/Corporate Governance Committee also reviews the design and competitiveness of Goldcorp's compensation and benefit programs generally and has the authority to recommend to the board of directors for its approval amendments to, and grants pursuant to, such programs.

     COMPOSITION

     The Compensation/Corporate Governance Committee is composed of Messrs. David R. Beatty and Brian W. Jones. They are independent members of the board of directors.

     COMPENSATION PHILOSOPHY

     Goldcorp's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of Goldcorp's business plans and a link between executive compensation and the financial performance of Goldcorp.

     The objectives of Goldcorp's executive compensation policy are to:

     (a) attract, retain and motivate executives critical to the success of Goldcorp;

     (a) provide fair, competitive and cost effective compensation programs to its executives;

     (b)   link the interests of management with those of the shareholders; and

     (c)   provide rewards for outstanding corporate and individual performance.

     The Compensation/Corporate Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the board of directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

     BASIC SALARY

     In determining the basic salary of an executive officer, the Compensation/Corporate Governance Committee places equal weight on the following factors:

     (a)   the particular responsibilities related to the position;

     (b)   salaries paid by comparable businesses;

     (c)   the experience level of the executive officer; and

     (d)   his/her overall performance.

     BONUS PAYMENTS

     Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

     In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by Goldcorp. When applying the financial performance criteria, the Compensation/Corporate Governance Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the board of directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of Goldcorp. There are no pre-established payout ranges.

     In 1999, bonuses were not awarded to any executive officers.

     LONG-TERM INCENTIVES

     Goldcorp maintains a stock option plan, the "Goldcorp Inc. 1994 Executive Stock Option Plan: Restated May 20, 1997". Particulars of the plan have been set out in this Information Circular. The Executive Stock Option Plan was approved by shareholders in 1995, and restated in 1997.

     In 1999, the board of directors granted, on the recommendation of the Compensation/Corporate Governance Committee, options to purchase 75,000 Goldcorp Class A Subordinate Voting Shares at Cdn$7.35 per share, to Ms. Victoria K. Russell, Vice President, Legal Services, as part of her employment package. The options vest one-third after the first anniversary and an additional one-third at the end of each succeeding anniversary date of the grant.

     The exercise price of the options was determined with reference to the closing price for the Goldcorp Class A Subordinate Voting Shares on the TSE on the trading day immediately preceding the date of the grant of the options.

     CHIEF EXECUTIVE OFFICER'S COMPENSATION

     During 1999, Mr. Robert R. McEwen's basic salary was Cdn$250,000. This figure remained unchanged from 1990. Mr. McEwen is eligible to participate in Goldcorp's incentive plans on the same basis as other executive officers. For 1999, Mr. McEwen did not receive options or a bonus payment.

September 27, 2000
                                       Report presented on behalf of the
                                       Compensation/Corporate Governance
                                       Committee
                                       of the board of directors of Goldcorp
                                       Inc.:
                                       David R. Beatty and Brian W. Jones
                                       (Chairman)

PERFORMANCE GRAPH

     The following graphs show a comparison for the periods indicated of Goldcorp's Class A Subordinate Voting Shares and Goldcorp Class B Shares with the TSE 300 Composite Index ("TSE 300 Composite") and the Gold & Precious Minerals Index of the TSE.

                   GOLDCORP CLASS A SUBORDINATE VOTING SHARES

                                                                                                        GOLD & PRECIOUS MINERALS
                                                 GOLDCORP CLASS A SHARES        TSE 300 COMPOSITE                 INDEX
                                                 -----------------------        -----------------       ------------------------
31/12/95                                                 100.00                      100.00                      100.00
31/12/96                                                 145.00                      126.00                      109.00
31/12/97                                                  70.00                      142.00                       61.00
31/12/98                                                 108.00                      119.00                       52.00
31/12/99                                                 105.00                      172.00                       46.00
31/08/00                                                 130.00                      239.00                       39.00

                            GOLDCORP CLASS B SHARES

                                                                                                        GOLD & PRECIOUS MINERALS
                                                 GOLDCORP CLASS B SHARES        TSE 300 COMPOSITE                 INDEX
                                                 -----------------------        -----------------       ------------------------
31/12/95                                                 100.00                      100.00                      100.00
31/12/96                                                 108.00                      126.00                      109.00
31/12/97                                                  75.00                      142.00                       61.00
31/12/98                                                  72.00                      119.00                       52.00
31/12/99                                                  77.00                      172.00                       46.00
31/08/00                                                 113.00                      239.00                       39.00

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     No director or executive officer of Goldcorp, no security holder who is known to Goldcorp to own of record or beneficially hold more than 10% of any class of Goldcorp's securities, no nominee for election as a director of Goldcorp and no associate or affiliate of any such director, executive officer, security holder or nominee has had any material interest, direct or indirect, in any transaction since December 31, 1998 or in any proposed transaction which has materially affected or would materially affect Goldcorp or any of its subsidiaries, except as disclosed below and elsewhere in this Information Circular.

     Goldcorp provides CSA with certain administrative and technical services for which Goldcorp is reimbursed at cost. In 1999, CSA reimbursed Goldcorp the amount of Cdn$36,000, and for the eight month period ending August 31, 2000, CSA has reimbursed Goldcorp the amount of Cdn$24,000.

     Goldcorp also is party to a management services agreement (the "Management Services Agreement") with CSA Management Enterprises Ltd., a wholly-owned subsidiary of CSA, and Lexam pursuant to which Goldcorp and CSA Enterprises provides technical, administrative and corporate management services to Lexam on a cost-recovery basis not to exceed Cdn$5,000 per month. Also pursuant to the Management Services Agreement, Goldcorp and CSA Enterprises have agreed not to compete with Lexam for mining exploration opportunities within a radius of 10 miles of the properties of Lexam for the term of the Management Services Agreement. In 1999, Lexam paid Goldcorp the aggregate amount of Cdn$24,000 pursuant to the Management Services Agreement, and for the eight month period ending August 31, 2000, Lexam has paid Goldcorp Cdn$16,000.

     Mr. Robert R. McEwen serves as Chairman and Chief Executive Officer and is a director of CSA and Lexam. Mr. Bruce Humphrey serves as Vice-President, Operations of Goldcorp; Mr. Gilles Filion serves as Vice-President, Exploration, of Goldcorp and Lexam and Ms. Victoria Russell serves as Vice-President, Legal Services of Goldcorp, Lexam and CSA (Mr. Rolando C. Francisco served as President and was a director of CSA and Lexam until he resigned in June 1999, and Ms. Floriana Cipollone served as Vice President, Finance of CSA and Lexam until she resigned in November 1999.)

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     Goldcorp loaned Cdn$3,543,750 to Mr. Robert R. McEwen on April 3, 2000 for the purpose of enabling Mr. McEwen to exercise options to purchase 700,000 Goldcorp Class A Subordinate Voting Shares. The exercise of the options and purchase of such shares was completed on April 3, 2000.

DIRECTORS' AND OFFICERS' INSURANCE

     For information pertaining to the directors' and officers' insurance of Goldcorp, see the discussion under the heading "Information Concerning CSA -- Directors' and Officers' Insurance".

CORPORATE GOVERNANCE PRACTICES

     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Good corporate governance is an essential element in a well-managed company. In February 1995, the Corporate Governance Committee of the TSE issued its report which contained a series of guidelines for effective corporate governance for the process and procedures used to manage the business and affairs of listed companies. The TSE adopted the Committee's 14 recommendations as to best practice guidelines for listed companies. The TSE has, in accordance with the recommendations contained in the report, adopted as a continuing listing requirement for all TSE listed companies that each company annually disclose its corporate governance practices with reference to each of the guidelines set out in the Toronto Stock Exchange Committee's report. The TSE does not require compliance with the guidelines, but every year companies must disclose and explain any difference between their corporate governance practices and the guidelines.

     The following is a description of Goldcorp's corporate governance policy.

     MANDATE OF THE BOARD OF DIRECTORS

     The duties and responsibilities of the board of directors are to supervise the management of the business and affairs of Goldcorp and to act with a view towards the best interest of Goldcorp. In discharging its mandate, the board of directors assumes responsibility to oversee and review the development and implementation of the following significant corporate plans and initiatives:

     (a)   charting the overall strategic direction of Goldcorp;

     (b) identifying principal risks of Goldcorp's business and ensuring the implementation of appropriate systems to manage these risks;

     (c) succession planning, including the appointing, training and monitoring senior management;

     (d) a communication policy for Goldcorp to facilitate communications with investors and other interested parties; and

     (e) reviewing the integrity of Goldcorp's internal control and management information systems.

     BOARD COMPOSITION

     The board of directors meets at least once each calendar quarter and following the annual meeting of shareholders. The frequency of the meetings and the nature of the meeting agendas are dependent upon Goldcorp's affairs and by the opportunities or issues which Goldcorp faces from time to time. In 1999, the board of directors met five times. During the eight month period ending August 31, 2000, the board of directors met four times.

     Unrelated Directors. The board of directors currently consists of four members. Three of its members are unrelated directors, as defined by the TSE guidelines, which state that an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of Goldcorp, other than interests and relationships arising from shareholdings.

     In determining whether the directors are unrelated directors, the board of directors considered the circumstances of the directors and whether their interests and relationships could or could reasonably be perceived to materially interfere with their ability to act in the best interests of Goldcorp.

     The board of directors has considered its size to determine whether it has sufficient members to carry out its mandate in an efficient manner, while at the same time presenting a diversity of views and experience. The board of directors is of the view that its current size serves to promote effectiveness and efficiency while preserving diversity.

     Significant Shareholder. As at September 7, 2000, CSA held approximately 17.2% of the equity of Goldcorp and 43.6% of the voting control of Goldcorp. CSA is controlled by Evanachan, which in turn is controlled by Mr. Robert R. McEwen, the Chairman and Chief Executive Officer of Goldcorp.

     Independence from Management. Mr. Robert R. McEwen is Chairman of the Board and Chief Executive Officer of Goldcorp and of CSA and is also a director of Goldcorp. The board of directors is of the view that his relationship with CSA does not impair the ability of the board of directors to act independently of management.

     BOARD COMMITTEES

     The board of directors has three committees: (i) the Compensation/Corporate Governance Committee; (ii) the Audit Committee; and (iii) the Health, Safety and Environment Committee. The board of directors is interested in implementing a committee to assess the effectiveness of the board of directors as a whole, the committees and contribution of individual directors. All of the present committees report directly to the board of directors. From time to time, based on need, ad hoc committees of the board of directors are appointed. The board of directors as a whole meets as required to discuss any and all matters it deems necessary. When appropriate, members of management, including Mr. Robert R. McEwen are not present at such meetings.

     Compensation/Corporate Governance Committee. The Compensation/Corporate Governance Committee in its capacity as a corporate governance committee generally assumes responsibility for developing the approach of Goldcorp to matters of corporate governance. It then submits to the board of directors specific recommendations. In particular, the Compensation/Corporate Governance Committee has the authority and responsibility for:

     (a) annually reviewing the mandates of the board of directors and its committees and recommending to the board of directors such amendments to those mandates as the Compensation/Corporate Governance Committee believes are necessary or desirable;

     (b) considering and, if thought fit, approving requests from directors or committees of directors for the engagement of special advisors from time to time;

     (c) recommending procedures to permit the board of directors to meet on a regular basis without management present;

     (d) preparing and recommending to the board of directors annually a "Statement of Corporate Governance Practices" to be included in Goldcorp's annual report or information circular;

     (e) reviewing on a periodic basis the composition of the board of directors to ensure that an appropriate number of independent directors sit on the board of directors;

     (f) annually reviewing the compensation of the senior officers of Goldcorp;

     (g) approving an appropriate orientation and education program for new recruits to the board of directors; and

     (h) analyzing the needs of the board of directors when vacancies arise and recommending nominees whose experience and skills meet such needs.

     The Compensation/Corporate Governance Committee is responsible, to the extent requested by the board of directors to do so, for submitting recommendations to the board of directors as to the amount and form of compensation to directors and executive officers. The board of directors reviews the adequacy and form of the compensation of directors and executive officers to ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director or executive officer. In addition, to the extent such matters are delegated to it by the board of directors, the Compensation/Corporate Governance Committee will consider and if appropriate, approve grants under Goldcorp's incentive plans.

     The Compensation/Corporate Governance Committee also considers Goldcorp's approach to governance issues.

     The members of the Compensation/Corporate Governance Committee are Messrs. David R. Beatty and Brian W. Jones. During 1999, they had a number of informal meetings.

     Audit Committee. The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of Goldcorp's external auditor to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including the review of Goldcorp's annual financial statements prior to their presentation to the board of directors), the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in Goldcorp's annual report. The Audit Committee meets with Goldcorp's external auditor and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties.

The Audit Committee also recommends to the board of directors the auditor to be appointed as Goldcorp's auditor at the annual meeting and the terms of the remuneration of the auditor.

     The Audit Committee is also charged with reviewing the adequacy and effectiveness of internal controls over Goldcorp's accounting and financial reporting systems and monitoring the actions taken by management with respect to any significant recommendations made by Goldcorp's external auditors.

     The members of the Audit Committee are Messrs. David R. Beatty, James P. Hutch and Brian W. Jones. The Audit Committee is composed of only independent directors and as noted, their roles and responsibilities are specifically defined. During 1999, the Audit Committee met four times, and during the eight month period ended August 31, 2000, the Audit Committee has met four times.

     Health, Safety and Environment Committee. The Health, Safety and Environment Committee was established in 1996 and assumes responsibilities relating to monitoring the implementation and management of Goldcorp's policies relating to health, safety and environmental matters. In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

     (a) ensuring that appropriate and effective environmental, occupational health, hygiene and safety policies and procedures are in place, are operational and are supported by sufficient resources;

     (b) reviewing the environmental, occupational health, hygiene and safety policies of Goldcorp with management and the board of directors and recommending changes; and

     (c) reviewing material incidents relating to environmental, occupational health, hygiene and safety issues and making recommendations to management and the board of directors.

     The member of the Health, Safety and Environment Committee is James P. Hutch. During 1999, the Health, Safety and Environment Committee met once.

     DECISIONS REQUIRING BOARD OF DIRECTORS APPROVAL

     In addition to those matters which by law must be approved by the board of directors, approval by the board of directors is required for Goldcorp's annual business plan and budget, major acquisitions or dispositions by Goldcorp or transactions which are outside of Goldcorp's existing business.

     SHAREHOLDER COMMUNICATIONS

     The board of directors has authorized management to represent Goldcorp in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. Goldcorp seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate officer of Goldcorp.

     The board of directors reviews Goldcorp's significant communications with investors and the public, including quarterly financial press releases, the annual management information circular, the annual information form, the filings with the U.S. Securities and Exchange Commission and the annual report to shareholders.

     EXPECTATIONS OF MANAGEMENT

     The board of directors has charged management with responsibility for the efficient management of the business and for the identification and proposal of initiatives for Goldcorp to secure opportunities as they arise. In order for the board of directors to effectively carry out its mandate, it must have confidence in the abilities of management which reports to it with respect to identifying issues and corporate opportunities.

     Members of the board of directors recognize the value of direct input from senior officers. This serves to assist directors in their deliberations. Where appropriate, members of management are invited to attend meetings of the board of directors to provide information as well as their opinion on various matters.

MATERIAL CONTRACTS

     Except as otherwise discussed in this Information Circular, Goldcorp is not a party to any material contracts.

AUDITORS, REGISTRAR AND TRANSFER AGENT

     The auditors of Goldcorp are KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

     The principal registrar and transfer agent for the Goldcorp Shares is Montreal Trust Company of Canada at its principal office in the cities of Toronto and Montreal. The co-registrar and transfer agent for the Goldcorp Shares is the Bank of New York at its principal office in New York, New York.

     The registrar and transfer agent for the Goldcorp Warrants is Montreal Trust Company of Canada at its principal office in the cities of Toronto and Montreal.

                           INVESTMENT CONSIDERATIONS

     A SUBSTANTIAL PORTION OF THE PROFITABILITY OF NEW GOLDCORP IS LIKELY TO BE DERIVED FROM EXPLORATION AND MINING OPERATIONS AND RELATED ACTIVITIES. ACCORDINGLY, AN INVESTMENT IN NEW GOLDCORP COMMON SHARES SHOULD BE CONSIDERED SUBJECT TO CERTAIN RISKS, INCLUDING THE FOLLOWING.

REGULATORY RISKS

     The exploration and mining operations of New Goldcorp will be located primarily in Canada and the United States where mineral exploration and mining activities may be affected by government regulations. Any changes in regulations may adversely affect the business, and will be beyond the control, of New Goldcorp. Operations may be affected by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

MINING RISKS AND INSURANCE

     The exploration and mining operations of New Goldcorp will be subject to risks normally encountered in the mining business. Such risks include environmental hazards, industrial accidents, labour disputes, economic and political risks, unusual and unexpected geological formations or pressures, rock bursts, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although New Goldcorp will maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will continue to be available at economically feasible premiums. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) will not generally be available, or available on financially reasonable terms, to New Goldcorp or to other companies within the industry. To the extent that New Goldcorp is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to it. Should New Goldcorp be unable to fund fully the cost of remedying an environmental problem, New Goldcorp might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

NATURE OF MINERAL EXPLORATION AND DEVELOPMENT

     The exploration for and development of mineral properties includes significant financial risks. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. It is impossible to ensure that the exploration and development programs of New Goldcorp will result in a profitable commercial mining operation.

     Whether a mineral deposit is commercially viable depends on a number of factors, including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices, which are highly cyclical, and governmental regulation. The exact effect of such factors cannot be accurately predicted, but a combination of these factors may result in New Goldcorp not receiving an adequate return on invested capital.

TITLE TO PROPERTIES

     Several of New Goldcorp's and its subsidiaries' properties are located in the United States and are a mixture of privately owned fee lands, patented mining claims and unpatented mining claims, most of which will be owned by New Goldcorp and its subsidiaries or held under leases or option agreements with third parties.

METAL PRICE VOLATILITY AND MARKET SUPPLY AND DEMAND

     A substantial portion of the profitability of New Goldcorp depends directly upon the market price of gold, which fluctuates widely and is affected by numerous factors beyond the control of New Goldcorp. The current demand for, and supply of, gold are the fundamental influences of the metal's price, as are technical trends, currency exchange rates, inflation rates, changes in global economies, purchase or sale of gold by government entities, changes in international investment patterns and monetary systems, political factors and a number of other factors. The supply of gold consists of a combination of new mine production and existing stock held by governments, producers, financial institutions, and consumers. If the market price for gold falls below the full production costs of New Goldcorp and remains at such levels for any sustained period of time, New Goldcorp and its subsidiaries will experience losses and may determine to discontinue operations and other development of a project or mining at one or more of its properties.

RESERVES

     The ore reserves presented in this Information Circular are, in large part, estimates made by management's technical personnel and reviewed by independent consultants, and no assurance can be given that the indicated level of recovery of these metals will be realized. Reserves estimated for areas that have not yet commenced production may require revision based on actual production experience. Fluctuations of the market prices for metals produced by New Goldcorp, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and processing of new or different ore grades, may adversely affect New Goldcorp's and its subsidiaries' profitability in any particular accounting period. The reserves stated herein have been estimated as at December 31, 1999 using a gold price of $300 per ounce. During the period of January 1, 2000 to August 31, 2000, the London P.M. fix for gold fluctuated between $271.30 and $312.70 per ounce.

CONSTRUCTION RISKS

     The ability of New Goldcorp and its subsidiaries to meet production and cost estimates for properties that have not yet commenced production or that are undergoing further development cannot be assured. Technical considerations, delays in obtaining governmental approvals or inabilities to obtain necessary financing could cause delays in the development of any property. Such delays or delays resulting from any other factors could adversely affect revenues and have the potential to have a material adverse effect on the financial performance of New Goldcorp and its subsidiaries.

FOREIGN EXCHANGE

     Fluctuations in currency exchange rates may adversely affect the cash flows that New Goldcorp and its subsidiaries realize from their operations since gold is sold in world markets in U.S. dollars, while a significant portion of the costs of New Goldcorp and its subsidiaries will be incurred in Canadian dollars.

ENVIRONMENTAL REGULATION

     The activities of New Goldcorp and its subsidiaries will be subject to extensive laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A violation of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact statements. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the properties of New Goldcorp, the extent of which cannot be predicted.

COMPETITION

     The mineral exploration and mining business is competitive in all of its phases. New Goldcorp and its subsidiaries will compete with numerous other companies and individuals, many of which have greater financial resources than New Goldcorp and its subsidiaries, in the search for and the acquisition of attractive mineral properties. The ability of New Goldcorp to acquire reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.

DEPENDENCE ON KEY PERSONNEL

     The success of New Goldcorp and its subsidiaries will be dependent on the services of a number of members of senior management. The experience of these individuals will be a factor contributing to the success and growth of New Goldcorp. The loss of one or more of these individuals could have a material adverse effect on the operations and business prospects of New Goldcorp.

AVAILABILITY OF FINANCING

     The completion of development projects by New Goldcorp in the future may require debt or equity financing. There can be no assurance that financing on acceptable terms will be available, in which case New Goldcorp's ability to develop its properties will depend upon internal cash flows. There can be no assurance that cash flows from operations will satisfy those additional capital requirements.

                                   REGULATION

     CSA, Goldcorp and their subsidiaries, as well as Lexam and its subsidiaries, are subject to regulation by federal, provincial, state and local authorities. Goldcorp and Lexam are in substantial compliance with all material federal standards and similar provincial or state laws and regulations. However, compliance with these standards, laws and regulations may necessitate control measures and expenditures which, if required, cannot be estimated at this time. Compliance may require substantial remedial measures regarding the operation of new mines and mills or materially affect the proposed schedule for construction of such facilities. Under certain circumstances, the construction of mining facilities may be stayed pending regulatory approval. No significant capital expenditures for environmental control facilities will be required of Goldcorp or Lexam in the near future.

CANADA

     The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, production and decommissioning of mines. Such legislation relates to the method of acquisition and ownership of mining rights, labour, health and safety standards, royalties, mining and income taxes, exports, reclamation and rehabilitation of mines, and other matters.

     The mining industry in Canada is also subject to legislation at both the federal and provincial levels concerning the protection of the environment. In particular, such legislation imposes high standards on the mining industry to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill or refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licences and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

     Failure to comply with the requirements of environmental legislation may result in orders being issued thereunder, which may result in the cessation, curtailment or modification of operations or may require the installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and such violators, including officers and directors thereof, may be fined or, in some cases, imprisoned if convicted of an offence under such legislation.

     Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long time periods following closure in order to fulfill closure requirements. The cost of closure of existing and former mining properties and, in particular, the cost of long-term management of mining properties can be substantial. Goldcorp endeavours to progressively rehabilitate its mining properties during the period of mining operation so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

     Lexam's Canadian mineral claims included in the properties have not yet been surveyed and, accordingly, the exact location of the outer boundaries of such claims are not known with certainty. As with most projects of this nature in Canada, aboriginal rights may be claimed on Crown properties with respect to which mining rights have been conferred. Lexam is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the Canadian mineral claims included in Lexam's properties. Lexam is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

UNITED STATES

     Legislation and implementing regulations adopted or proposed by the Environmental Protection Agency, the Federal Bureau of Land Management and by comparable agencies in various states, directly and indirectly, affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including the potential contamination of soil, air and water from mining operations, such as tailings discharges and other wastes generated by mining companies. In particular, legislation such as the Clean Water Act, the

Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the National Environmental Policy Act and comparable state statutes require analyses and/or impose effluent standards, new source performance standards, air and water quality and emission standards, remediation requirements and other design or operational requirements for various components of mining and mineral processing. Such statutes impose liability on owners and operations for the remediation of waste.

     Furthermore, mine operations must comply with the Federal Mine Safety and Health Act of 1977, as amended, which is enforced by the Mining, Safety and Health Administration ("MSHA"), an agency within the Department of Labor, and by comparable agencies in various states. All mines, both underground and surface, are subject to inspections by MSHA. The operations also must comply with the Federal Occupational Safety and Health Act of 1970, as amended, and applicable state laws, and the regulations promulgated thereunder, with respect to occupational safety and health matters not covered by the Federal Mine Safety and Health Act of 1977.

     South Dakota's statutes and administrative rules regulate reclamation, air quality and surface and ground water quality in the mining industry. Mining permits are issued for mining activity carried out under the Mine Land Reclamation Act (South Dakota) and require posting reclamation bonds.

     A small fraction of Goldcorp's and Lexam's holdings are located on unpatented mineral claims on federal lands. Revisions to the Mining Act of 1872 are pending before the United States Congress. The bills deal with royalties for minerals extracted from unpatented claims on federal lands, future patenting of claims located on unpatented claims on federal lands as well as the regulation of mining on unpatented claims on federal lands. All of these bills are not expected to materially affect the operations of Goldcorp or Lexam because of the small number of unpatented claims held by Goldcorp. There can be no assurance that such amendments will be adopted or, if adopted, as to the final form thereof.

                       RIGHTS OF DISSENTING SHAREHOLDERS

THE ARRANGEMENT

     As indicated in the notices of the CSA Meeting and the Goldcorp Meeting and as provided in the Interim Order, a holder of CSA Shares or Goldcorp Shares is entitled to be paid the fair value of such shares in accordance with the provisions of section 185 of the OBCA if the shareholder dissents to the CSA Arrangement Resolution or the Goldcorp Arrangement Resolution, as applicable, and the Arrangement becomes effective. A holder of CSA Shares or Goldcorp Shares who dissents to the Goldcorp Arrangement Resolution or the CSA Arrangement Resolution, as applicable, and is paid the fair value of such shares will not be entitled to receive any New Goldcorp Shares. The fair value of such holder's shares will be determined as at a time prior to the Arrangement. The payment for the fair value of such shares shall be made by New Goldcorp.

SECTION 185 OF THE OBCA

     The following is a brief summary of the provisions of section 185 of the OBCA.

     The dissenting shareholder is required to send a written objection to the appropriate special resolution to the relevant corporation (CSA in the case of CSA Shares, and Goldcorp in the case of Goldcorp Shares) at or prior to the relevant meeting. A vote against a special resolution or an abstention does not constitute a written objection. Within 10 days after the special resolution is adopted by the shareholders, the relevant corporation must so notify the dissenting shareholder who is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice within 20 days after learning of the adoption of the special resolution), to send to the corporation a written notice containing such shareholder's name and address, the number of shares in respect of which such shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to the relevant corporation the appropriate share certificate or certificates. If the proposal contemplated in the special resolution becomes effective, the relevant corporation is required to determine the fair value of the shares and to make a written offer to the dissenting shareholder to pay such amount. If such offer is not made or not accepted within 30 days, either party may apply to the Court to fix the fair value of the shares. There is no obligation on CSA or Goldcorp to apply to the Court. If an application is made by any party, the dissenting shareholder will be entitled to be paid the amount fixed by the Court.

ADDRESSES FOR NOTICES

     All notices to CSA or Goldcorp in accordance with the provisions of section 185 of the OBCA should be addressed to the Secretary of the relevant corporation at Suite 2700, 145 King Street West, Toronto, Ontario, Canada M5H 1J8.

STRICT COMPLIANCE WITH DISSENT PROVISIONS REQUIRED

     THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY A DISSENTING SHAREHOLDER WHO SEEKS PAYMENT OF THE FAIR VALUE OF SUCH SHAREHOLDER'S CSA SHARES OR GOLDCORP SHARES AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE INTERIM ORDER, THE PLAN OF ARRANGEMENT AND SECTION 185 OF THE OBCA, THE FULL TEXTS OF WHICH ARE ATTACHED TO THIS INFORMATION CIRCULAR AS SCHEDULE I, EXHIBIT 1 TO SCHEDULE C, AND SCHEDULE J, RESPECTIVELY. THE PROVISIONS OF SECTION 185 OF THE OBCA REQUIRE STRICT ADHERENCE TO THE PROCEDURES ESTABLISHED THEREIN AND FAILURE TO DO SO MAY RESULT IN THE LOSS OF DISSENT RIGHTS. ACCORDINGLY, EACH SHAREHOLDER WHO MIGHT DESIRE TO EXERCISE DISSENT RIGHTS SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF THOSE SECTIONS AND SHOULD CONSULT A LEGAL ADVISER.

     PERSONS WHO ARE BENEFICIAL OWNERS OF CSA SHARES OR GOLDCORP SHARES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDER IS ENTITLED TO DISSENT AND, ACCORDINGLY, BENEFICIAL OWNERS WISHING TO DISSENT IN RESPECT OF THE ARRANGEMENT MUST CONTACT THE BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY IN WHOSE NAME THEIR SHARES ARE REGISTERED IN ORDER TO EXERCISE THEIR RIGHT OF DISSENT IN RESPECT OF THE ARRANGEMENT.

                                   APPROVALS

     The contents of this Circular and its delivery to holders of CSA Shares and Goldcorp Shares have been approved by the directors of CSA and Goldcorp.

                                       By the order of the Boards of Directors

                                       Robert R. McEwen
                                       Chairman and Chief Executive Officer
                                       CSA Management Inc. and Goldcorp Inc.

                      CONSENT OF DONAHUE ERNST & YOUNG LLP

     We hereby consent to the reference to our opinion contained under "Certain Income Tax Considerations -- Canada" in the Joint Management and Information Circular dated September 29, 2000 of CSA Management Inc. ("CSA") and Goldcorp Inc. ("Goldcorp") to the holders of Class A non-voting shares and Class B Shares of CSA and holders of Class A Subordinate voting shares and Class B Shares of Goldcorp.

Toronto, Canada
September 29, 2000                                       (signed) DONAHUE ERNST & YOUNG LLP

                          CONSENT OF ERNST & YOUNG LLP

     We hereby consent to the reference to our opinion contained under "Certain Income Tax Considerations -- Canada" in the Joint Management and Information Circular dated September 29, 2000 of CSA Management Inc. ("CSA") and Goldcorp Inc. ("Goldcorp") to the holders of Class A non-voting shares and Class B Shares of CSA and holders of Class A Subordinate voting shares and Class B Shares of Goldcorp.

Toronto, Canada
September 29, 2000                                       (signed) ERNST & YOUNG LLP

                   CONSENT OF MCKEE, NELSON ERNST & YOUNG LLP

     We hereby consent to the reference to our opinion contained under "Certain Income Tax Considerations -- United States" in the Joint Management and Information Circular dated September 29, 2000 of CSA Management Inc. ("CSA") and Goldcorp Inc. ("Goldcorp") to the holders of Class A non-voting shares and Class B Shares of CSA and holders of Class A Subordinate voting shares and Class B Shares of Goldcorp.

     In rendering our opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Information Circular and such agreements and other documents as we have deemed relevant and necessary and we have made such investigations of law as we have deemed appropriate as a basis for our opinion. For purposes of our opinion we understand (and have assumed) that with respect to each such document or agreement (i) it represents the valid and binding obligation of the respective parties, is enforceable in accordance with its respective terms and constitutes the entire agreement between the parties with respect to the subject matter of such agreement, (ii) the parties to each agreement have complied, and will comply, with all of their respective covenants, agreements and undertakings contained in such agreement, and (iii) the transactions provided for by each agreement were and will be carried out in accordance with their terms. We also have relied upon representations by CSA and Goldcorp regarding certain matters. If any of such representations are incorrect in whole or in part, such inaccuracies may have a material adverse affect upon our opinion.

Washington D.C., USA
September 29, 2000                                       (signed) MCKEE NELSON, ERNST & YOUNG LLP

                    CONSENT OF RESEARCH CAPITAL CORPORATION

     We hereby consent to the inclusion of the Valuation and Fairness Opinion of Research Capital Corporation dated September 27, 2000 addressed to the Independent Committee of the board of directors of Goldcorp Inc. ("Goldcorp") in the joint management and information circular dated September 29, 2000 by CSA Management Inc. ("CSA") and Goldcorp to the holders of Class A non-voting shares and Class B shares of CSA and holders of Class A subordinate voting shares and Class B shares of Goldcorp and to all references thereto and a summary thereof contained in the circular. We also consent to the filing of the Valuation and Fairness Opinion with regulatory authorities in accordance with applicable securities laws and policies.

Toronto, Canada
September 29, 2000                                       (signed) RESEARCH CAPITAL CORPORATION

                    CONSENT OF NATIONAL BANK FINANCIAL CORP.

     We hereby consent to the inclusion of the Valuation and Fairness Opinion of National Bank Financial Corp. dated September 29, 2000 addressed to the Independent Committee of the board of directors of CSA Management Inc. ("CSA") in the joint management and information circular dated September 29, 2000 by CSA and Goldcorp Inc. ("Goldcorp") to the holders of Class A non-voting shares and Class B shares of CSA and holders of Class A subordinate voting shares and Class B shares of CSA and to all references thereto and a summary thereof contained in the circular. We also consent to the filing of the Valuation and Fairness Opinion with regulatory authorities in accordance with applicable securities laws and policies.

Toronto, Canada                                          (signed) NATIONAL BANK FINANCIAL CORP.
September 29, 2000

                              CONSENT OF KPMG LLP

Re: Joint Management Information Circular (the "Circular") dated September 29, 2000 of CSA Management Inc. ("CSA") and Goldcorp Inc. ("Goldcorp") to the holders of Class A non-voting shares and Class B shares of CSA and Class A subordinate voting shares and Class B shares of Goldcorp

     We consent to the incorporation in the Circular of our report dated February 10, 2000 on the following financial statements of Goldcorp:

     -   Consolidated balance sheets as at December 31, 1999 and 1998

     - Consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ending December 31, 1999 and our report dated March 15, 2000 on the following financial statements of
CSA:

     -   Consolidated balance sheets as at December 31, 1999 and 1998

     - Consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ending December 31, 1999

     We also consent to the use in the Circular of our compilation report dated September 29, 2000 to the directors of Goldcorp Inc. on the pro forma consolidated balance sheets of Goldcorp Inc. as at June 30, 2000 and December 31, 1999 and the pro forma consolidated statements of operations for the six months ended June 30, 2000 and the year ended December 31, 1999.

Toronto, Canada
September 29, 2000                                       (signed) KPMG LLP
                                                         Chartered Accountants

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
GOLDCORP INC. (PRO FORMA)
Pro forma condensed consolidated financial statements
     compilation report.....................................    F-2
Comment by independent chartered accountants for United
     States readers on differences between Canadian and
     United States reporting standards......................    F-2
Pro forma condensed consolidated balance sheets.............    F-3
Pro forma condensed consolidated statements of operations...    F-4
Notes to pro forma condensed consolidated financial
     statements.............................................    F-5
GOLDCORP INC. (HISTORICAL)
Auditors' report to the directors...........................    F-7
Consolidated balance sheets.................................    F-8
Consolidated statements of operations.......................    F-9
Consolidated statements of retained earnings (deficit)......   F-10
Consolidated statements of cash flows.......................   F-11
Notes to consolidated financial statements..................   F-12
CSA MANAGEMENT INC. (HISTORICAL)
Auditors' report to the directors...........................   F-22
Consolidated balance sheets.................................   F-23
Consolidated statements of operations and retained earnings
     (deficit)..............................................   F-24
Consolidated statements of cash flows.......................   F-25
Notes to consolidated financial statements..................   F-26

                        PRO FORMA CONDENSED CONSOLIDATED
                    FINANCIAL STATEMENTS COMPILATION REPORT

To the Directors of
  GOLDCORP INC.

     We have reviewed, as to compilation only, the accompanying pro forma condensed consolidated balance sheets of Goldcorp Inc. as at June 30, 2000 and December 31, 1999 and the pro forma condensed consolidated statements of operations for the six months ended June 30, 2000 and the year ended December 31, 1999 which have been prepared for inclusion in the accompanying Management Information Circular. In our opinion, the pro forma condensed consolidated balance sheets and the pro forma condensed consolidated statements of operations have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

(signed) KPMG LLP
Chartered Accountants
Toronto, Canada
September 29, 2000

   COMMENT BY INDEPENDENT CHARTERED ACCOUNTANTS FOR UNITED STATES READERS ON
       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

     The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma condensed consolidated financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma condensed consolidated financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma condensed consolidated financial statements would require an examination which would be substantially greater in scope than the review we have conducted. Consequently, under United States standards, we would be unable to express any opinion with respect to the compilation of the accompanying pro forma condensed consolidated financial statements.

(signed) KPMG LLP
Chartered Accountants
Toronto, Canada
September 29, 2000

                                 GOLDCORP INC.
                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)
                                  (Unaudited)

                                                    JUNE 30, 2000                          DECEMBER 31, 1999
                                 ----------------------------------------------------   ------------------------
                                                 CSA        PRO FORMA                                    CSA
                                  GOLDCORP    MANAGEMENT   ADJUSTMENTS    PRO FORMA      GOLDCORP     MANAGEMENT
                                    INC.         INC.       (NOTE 2)     CONSOLIDATED      INC.          INC.
                                 ----------   ----------   -----------   ------------   -----------   ----------
ASSETS
CURRENT ASSETS.................  $   37,808   $     782    $        --    $   38,590    $    65,959   $   1,013
Investment in and advances to
 Lexam Explorations Inc........          --       1,004             --         1,004             --         995
Investment in Goldcorp Inc.....          --      26,543         77,584(b)                        --      27,941
                                                              (104,127)(c)          --
Mining interests, net..........     128,978          --             --       128,978        107,335          --
Deposits for reclamation
 costs.........................       5,217          --             --         5,217          5,070          --
Future income taxes............       2,805       1,133             --         3,938          2,952       1,315
Other assets...................         420          --             --           420            376          --
                                 ----------   ----------                  ----------    -----------   ----------
                                 $  175,228   $  29,462                   $  178,147    $   181,692   $  31,264
                                 ==========   ==========                  ==========    ===========   ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES............  $   15,187   $      57    $        --    $   15,244    $    10,113   $      58
Provision for reclamation costs
 and other liabilities.........       7,607          --             --         7,607          7,254          --
Future income taxes............      13,931       2,539         (2,539)(e)      13,931       17,429       3,396
SHAREHOLDERS' EQUITY:
Capital stock..................     136,776      18,322        106,989(b)                   133,909      18,797
                                                               (36,820)(c)
                                                               (18,322)(d)     206,945
Note receivable for capital
 stock.........................      (2,413)         --             --        (2,413)            --          --
Contributed surplus............       5,569       1,834         (5,569)(c)                    5,569       1,883
                                                                (1,834)(d)          --
Cumulative translation
 adjustment....................      (4,437)         --             --        (4,437)        (1,175)         --
Retained earnings (deficit)....       3,008       6,710        (61,738)(c)                    8,593       7,130
                                                                (9,249)(d)
                                                                 2,539(e)     (58,730)
                                 ----------   ----------                  ----------    -----------   ----------
                                    138,503      26,866                      141,365        146,896      27,810
                                 ----------   ----------                  ----------    -----------   ----------
                                 $  175,228   $  29,462                   $  178,147    $   181,692   $  31,264
                                 ==========   ==========                  ==========    ===========   ==========

                                     DECEMBER 31, 1999
                                 --------------------------
                                  PRO FORMA
                                 ADJUSTMENTS    PRO FORMA
                                  (NOTE 2)     CONSOLIDATED
                                 -----------   ------------
ASSETS
CURRENT ASSETS.................  $        --    $   66,972
Investment in and advances to
 Lexam Explorations Inc........           --           995
Investment in Goldcorp Inc.....       75,736(b)
                                    (103,677)(c)          --
Mining interests, net..........           --       107,335
Deposits for reclamation
 costs.........................           --         5,070
Future income taxes............           --         4,267
Other assets...................           --           376
                                                ----------
                                                $  185,015
                                                ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES............  $        --    $   10,171
Provision for reclamation costs
 and other liabilities.........           --         7,254
Future income taxes............       (3,396)(e)      17,429
SHAREHOLDERS' EQUITY:
Capital stock..................      106,942(b)
                                     (36,673)(c)
                                     (18,797)(d)     204,178
Note receivable for capital
 stock.........................           --            --
Contributed surplus............       (5,569)(c)
                                      (1,883)(d)          --
Cumulative translation
 adjustment....................           --        (1,175)
Retained earnings (deficit)....      (61,435)(c)
                                     (10,526)(d)
                                       3,396(e)     (52,842)
                                                ----------
                                                   150,161
                                                ----------
                                                $  185,015
                                                ==========

See accompanying notes to pro forma condensed consolidated financial statements.

                                 GOLDCORP INC.
           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         (In thousands of U.S. dollars)
                                  (Unaudited)

                                            SIX MONTHS ENDED JUNE 30, 2000
                                 ----------------------------------------------------
                                                 CSA        PRO FORMA
                                  GOLDCORP    MANAGEMENT   ADJUSTMENTS    PRO FORMA
                                    INC.         INC.       (NOTE 3)     CONSOLIDATED
                                 ----------   ----------   -----------   ------------
Revenue........................  $   18,567   $      40    $        --    $   18,607
Expenses.......................      28,489         221             --        28,710
                                 ----------   ----------                  ----------
Earnings (loss) from
 operations....................      (9,922)       (181)            --       (10,103)
Interest and other income......       1,881          --             --         1,881
Loss on marketable
 securities....................          --          --             --            --
Decrease in provision for
 decline in value of marketable
 securities....................          --          --             --            --
Gain on sale of Havelock
 Lime..........................          --          --             --            --
                                 ----------   ----------                  ----------
Earnings (loss) before taxes
 and undernoted................      (8,041)       (181)            --        (8,222)
Income and mining taxes
 (recovery)....................      (2,456)       (609)           724(b)      (2,341)
                                 ----------   ----------                  ----------
Earnings (loss) before
 undernoted....................      (5,585)        428             --        (5,881)
Equity in earnings (loss) of
 Goldcorp and Lexam, net.......          --        (664)           675(a)          11
                                 ----------   ----------                  ----------
Net earnings (loss)............  $   (5,585)  $    (236)                  $   (5,870)
                                 ==========   ==========                  ==========
Earnings (loss) per share:.....                                           $    (0.07)
                                                                          ==========
Weighted number of shares
outstanding (in thousands):....                                               80,687
                                                                          ==========

                                             YEAR ENDED DECEMBER 31, 1999
                                 -----------------------------------------------------
                                                  CSA        PRO FORMA
                                  GOLDCORP     MANAGEMENT   ADJUSTMENTS    PRO FORMA
                                    INC.          INC.       (NOTE 3)     CONSOLIDATED
                                 -----------   ----------   -----------   ------------
Revenue........................  $    51,727   $     173    $        --    $   51,900
Expenses.......................       49,645         514             --        50,159
                                 -----------   ----------                  ----------
Earnings (loss) from
 operations....................        2,082        (341)            --         1,741
Interest and other income......        1,727          --             --         1,727
Loss on marketable
 securities....................       (1,651)         --             --        (1,651)
Decrease in provision for
 decline in value of marketable
 securities....................          151          --             --           151
Gain on sale of Havelock
 Lime..........................       11,679          --             --        11,679
                                 -----------   ----------                  ----------
Earnings (loss) before taxes
 and undernoted................       13,988        (341)            --        13,647
Income and mining taxes
 (recovery)....................        3,383       2,104         (2,705)(b)       2,782
                                 -----------   ----------                  ----------
Earnings (loss) before
 undernoted....................       10,605      (2,445)            --        10,865
Equity in earnings (loss) of
 Goldcorp and Lexam, net.......           --       7,192         (8,098)(a)        (906)
                                 -----------   ----------                  ----------
Net earnings (loss)............  $    10,605   $   4,747                   $    9,959
                                 ===========   ==========                  ==========
Earnings (loss) per share:.....                                            $     0.13
                                                                           ==========
Weighted number of shares
outstanding (in thousands):....                                                77,998
                                                                           ==========

See accompanying notes to pro forma condensed consolidated financial statements.

                                 GOLDCORP INC.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (Tabular amounts in thousands of U.S. dollars)

        SIX MONTHS ENDED JUNE 30, 2000 AND YEAR ENDED DECEMBER 31, 1999
                                  (Unaudited)

1.  PRO FORMA FINANCIAL INFORMATION AND REORGANIZATION AGREEMENT:

    The pro forma financial information has been prepared to reflect the proposed reorganization (the "Reorganization") among Goldcorp Inc. ("Goldcorp") and CSA Management Limited ("CSA") to form a new company, New Goldcorp. The current shareholders of Goldcorp and CSA will exchange their shares for shares of New Goldcorp as follows:

                                                                          NEW GOLDCORP COMMON
                                                                      SHARES RECEIVED PER CURRENT
         CURRENT SHARE                                                     SHARE CLASS HELD
         -------------                                                ---------------------------
         Goldcorp Class A............................................            1.00
         Goldcorp Class B............................................            1.25
         CSA Class A.................................................            2.10
         CSA Class B.................................................            6.00

    The pro forma financial information presented includes pro forma condensed consolidated balance sheets (the "pro forma balance sheets") as at December 31, 1999 and June 30, 2000, which gives effect to the Reorganization set out above as if it had taken place at each of December 31, 1999 and June 30, 2000, respectively. The pro forma condensed consolidated statement of operations (the "pro forma statement of operations") for the year ended December 31, 1999 and the six months ended June 30, 2000, give effect to the Reorganization as if it had taken place on January 1, 1999 and January 1, 2000, respectively.

    The pro forma balance sheet as at December 31, 1999 and the pro forma statement of operations for the year ended December 31, 1999 are based on the 1999 audited financial statements of Goldcorp and CSA. The pro forma balance sheet and pro forma statement of operations as at June 30, 2000 and for the six months ended June 30, 2000, respectively, are based on Goldcorp and CSA's unaudited financial statements for the six months ended June 30, 2000. These pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of Goldcorp and CSA for the periods presented together with the notes thereto, all of which are included elsewhere in this Information Circular.

    The Reorganization has been treated as a purchase business combination with Goldcorp as the acquirer of 100% of the outstanding common shares of CSA. The Goldcorp shares owned by CSA are cancelled upon the amalgamation.

    The CSA historical financial statements presented elsewhere in this Information Circular have been presented in Canadian dollars. For purposes of these pro forma financial statements, the June 30, 2000 and December 31, 1999 balance sheets of CSA have been translated at the period end exchange rates of Canadian $1.00 equalling U.S. $0.675 and U.S. $0.693, respectively, and the six months ended June 30, 2000 and the year ended December 31, 1999 statements of operations of CSA have been translated at the average exchange rates for the period being Canadian $1.00 equalling U.S. $0.677 and U.S. $0.679, respectively. For the purposes of these pro forma financial statements, CSA's balance sheet as at December 31, 1999 has been adjusted to reflect the retroactive adoption of the new accounting standard on accounting for income taxes in order to be consistent with the accounting adopted by Goldcorp. Accordingly, the cumulative effect of this change as of December 31, 1999 has been reported as an increase of $608,000 to opening retained earnings at January 1, 1999 with a corresponding decrease in future tax liability of $608,000 and an increase in income tax expense of $2.1 million in the CSA income statement for the year ended December 31, 1999.

    The pro forma financial information presented is not necessarily indicative of New Goldcorp's future financial position or earnings. There will be adjustments to New Goldcorp's reported equity for accounting purposes based on the final value ascribed to the New Goldcorp shares. The adjustments reflected in this pro forma financial information have been estimated based on the most recent available information; however, the actual adjustments reflected by New Goldcorp upon completion of the proposed reorganization are expected to change as more current information becomes available based on the final value ascribed to the New Goldcorp shares. This pro forma financial information assumes that there will not be material cash payments to dissenting shareholders, the rights of whom are described elsewhere in this Information Circular.

2.  PRO FORMA BALANCE SHEET ADJUSTING ENTRIES:

    The accounting entries to reflect the proposed reorganization are as follows:

    (a) The outstanding shares of Goldcorp and CSA are exchanged for common shares of New Goldcorp on the basis described above. The shares of New Goldcorp held by CSA are cancelled on the amalgamation. The common shares of New Goldcorp outstanding after the share exchange and amalgamation are as follows:

                                                                         JUNE 30,    DECEMBER 31,
                                                                           2000          1999
                                                                         --------    ------------
                                                                                 (000's)
         Held by previous holders of:
           Goldcorp Class A..........................................     73,498        72,681
           Goldcorp Class B..........................................      6,666         6,666
           CSA Class A...............................................     12,676        12,669
           CSA Class B...............................................      2,952         2,952
         Cancellation of New Goldcorp common shares acquired by CSA on exchange of:
           Goldcorp Class A shares...................................     (8,935)       (8,935)
           Goldcorp Class B shares...................................     (5,792)       (5,792)
                                                                          ------        ------
         New Goldcorp common shares outstanding after the
           amalgamation..............................................     81,065        80,241
                                                                          ======        ======

    (b) The acquisition of CSA is accounted for using the purchase method. The New Goldcorp shares issued to acquire the common shares of CSA have been valued at $6.75 (Canadian $10.00). The assets and liabilities of CSA acquired have been included at their estimated fair values as follows:

                                                                         JUNE 30,    DECEMBER 31,
                                                                           2000          1999
                                                                         --------    ------------
         Working capital.............................................    $    574      $    790
         Investment in and advances to Lexam Explorations, Inc.......       1,004           995
         Investment in Goldcorp......................................     104,127       103,677
         Future income taxes.........................................       1,284         1,480
                                                                         --------      --------
         Fair value of New Goldcorp shares issued, plus transaction
           costs of $1.5 million.....................................    $106,989      $106,942
                                                                         ========      ========

    (c) The New Goldcorp common shares held by CSA are cancelled on the amalgamation. For accounting purposes, the cancellation is treated as New Goldcorp redeeming its common shares with a reduction to common share capital, contributed surplus and being reduced as follows:

                                                                         JUNE 30,    DECEMBER 31,
                                                                           2000          1999
                                                                         --------    ------------
         Common shares...............................................    $ 36,820      $ 36,673
         Contributed surplus.........................................       5,569         5,569
         Retained earnings...........................................      61,738        61,435
                                                                         --------      --------
                                                                         $104,127      $103,677
                                                                         ========      ========

    (d)  Elimination of CSA's equity on consolidation.

    (e) Elimination of the future tax balances related to CSA's equity investment in Goldcorp.

3.  PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTING ENTRIES:

    The pro forma condensed consolidated statement of operations reflects the proposed reorganization as though it had occurred at the beginning of the respective periods presented and give effect to the following:

    (a)  Elimination of equity earnings of Goldcorp recorded in CSA.

    (b) Elimination of future tax provision related to CSA's investment in Goldcorp.

4.  EARNINGS (LOSS) PER SHARE:

    The calculation of earnings (loss) per share in the pro forma condensed consolidated statements of operations is based on the pro forma number of shares outstanding for the period had the proposed amalgamation taken place at the beginning of the period.

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 1999 1998 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Toronto, Canada
February 15, 2000

                                 GOLDCORP INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands of United States dollars)

                                                                                      AS AT
                                                                   AS AT           DECEMBER 31,
                                                                 JUNE 30,      --------------------
                                                                   2000          1999        1998
                                                                -----------    --------    --------
                                                                (Unaudited)
ASSETS
CURRENT ASSETS
Cash and short-term investments.............................     $ 20,368      $ 46,847    $  9,348
Gold bullion inventory......................................          275           601         417
Accounts receivable.........................................        4,037         5,658       5,497
Income taxes receivable.....................................           --         1,079          --
Marketable securities (note 6)..............................        4,936         4,696       4,899
Inventories (note 7)........................................        6,604         5,432       5,933
Future income taxes (note 10)...............................          770           803       4,350
Prepaid expenses............................................          818           843         633
                                                                 --------      --------    --------
                                                                   37,808        65,959      31,077
MINING INTERESTS, NET (note 8)..............................      128,978       107,335      80,660
DEPOSITS FOR RECLAMATION COSTS..............................        5,217         5,070       2,069
FUTURE INCOME TAXES (note 10)...............................        2,805         2,952       2,341
OTHER ASSETS................................................          420           376         453
                                                                 --------      --------    --------
                                                                 $175,228      $181,692    $116,600
                                                                 ========      ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................     $ 12,064      $ 10,113    $ 11,170
Taxes payable...............................................        3,123            --         867
                                                                 --------      --------    --------
                                                                   15,187        10,113      12,037
                                                                 --------      --------    --------
PROVISION FOR RECLAMATION COSTS AND OTHER LIABILITIES.......        7,607         7,254       5,991
                                                                 --------      --------    --------
FUTURE INCOME TAXES (note 10)...............................       13,931        17,429      15,654
                                                                 --------      --------    --------
SHAREHOLDERS' EQUITY
Capital stock (note 9)......................................      136,776       133,909      85,277
Note receivable for capital stock (note 9)..................       (2,413)           --          --
Contributed surplus (note 9)................................        5,569         5,569       5,472
Cumulative translation adjustment...........................       (4,437)       (1,175)     (5,819)
Retained earnings (deficit) (note 2)........................        3,008         8,593      (2,012)
                                                                 --------      --------    --------
                                                                  138,503       146,896      82,918
                                                                 --------      --------    --------
                                                                 $175,228      $181,692    $116,600
                                                                 ========      ========    ========

COMMITMENTS AND CONTINGENCIES (notes 14 and 15)
SUBSEQUENT EVENT (note 16)

Approved by the Board,

          (signed) ROBERT R. MCEWEN                             (signed) BRIAN W. JONES
                   Director                                             Director

  The accompanying notes are an integral part of these consolidated financial statements.

                                 GOLDCORP INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
       (in thousands of United States dollars, except per share amounts)

                                                SIX MONTHS ENDED                 YEARS ENDED
                                                 ENDED JUNE 30,                 DECEMBER 31,
                                              ---------------------   ---------------------------------
                                                2000        1999        1999        1998        1997
                                              ---------   ---------   ---------   ---------   ---------
                                                   (Unaudited)
Revenues
  Gold bullion..............................  $  12,546   $  13,723   $  29,770   $  31,818   $  34,547
  Industrial minerals.......................      6,021      10,988      21,957      24,419      27,518
                                              ---------   ---------   ---------   ---------   ---------
                                                 18,567      24,711      51,727      56,237      62,065
                                              ---------   ---------   ---------   ---------   ---------
Expenses
  Operating.................................     18,058      20,390      41,994      43,598      51,716
  Red Lake strike settlement expense (note
     3).....................................      5,994          --          --          --          --
  Corporate administration..................      2,091       1,664       3,310       3,144       3,925
  Depreciation, depletion and reclamation...      1,922       1,702       3,452       3,616      10,813
  Exploration...............................        424         437         889       2,438         721
  Writedown of mining interests (note 8)....         --          --          --          --     110,212
                                              ---------   ---------   ---------   ---------   ---------
                                                 28,489      24,193      49,645      52,796     177,387
                                              ---------   ---------   ---------   ---------   ---------
Earnings (loss) from operations.............     (9,922)        518       2,082       3,441    (115,322)
                                              ---------   ---------   ---------   ---------   ---------
Other income (expense)
  Interest and other income.................      1,881         821       1,727       1,708       3,269
  Gain (loss) on marketable securities......         --          --      (1,651)     (2,689)      1,031
  Decrease (increase) in provision for
     decline in value of marketable
     securities.............................         --         489         151      (4,407)     (7,631)
  Gain on sale of Havelock Lime (note 4)....         --          --      11,679          --          --
  Interest expense
     Long-term debt.........................         --          --          --          --        (160)
     Other..................................         --          --          --          --         (15)
                                              ---------   ---------   ---------   ---------   ---------
                                                  1,881       1,310      11,906      (5,388)     (3,506)
                                              ---------   ---------   ---------   ---------   ---------
Earnings (loss) before taxes................     (8,041)      1,828      13,988      (1,947)   (118,828)
Income and mining taxes (recovery) (note
  10).......................................     (2,456)        866       3,383         222     (24,712)
                                              ---------   ---------   ---------   ---------   ---------
Earnings (loss) for the period..............  $  (5,585)  $     962   $  10,605   $  (2,169)  $ (94,116)
                                              =========   =========   =========   =========   =========
Basic and fully diluted earnings (loss) per
  share.....................................  $   (0.07)  $    0.01   $    0.14   $   (0.03)  $   (1.38)
                                              =========   =========   =========   =========   =========
Weighted average number of shares
  outstanding (000's).......................     78,453      72,863      75,409      68,915      68,353
                                              =========   =========   =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 GOLDCORP INC.

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                    (in thousands of United States dollars)

                                                    SIX MONTHS ENDED              YEARS ENDED
                                                        JUNE 30,                  DECEMBER 31,
                                                   -------------------   ------------------------------
                                                     2000       1999       1999       1998       1997
                                                   --------   --------   --------   --------   --------
                                                       (Unaudited)
Retained earnings (deficit) at beginning of
  period, as previously reported.................  $  8,593   $ (1,797)  $ (1,797)  $     --   $ 23,543
Adjustment on adoption of liability method of
  accounting for income taxes (note 2)...........        --       (215)      (215)       157        157
Retained earnings at beginning of period, after
  restatement....................................     8,593     (2,012)    (2,012)       157     23,700
Earnings (loss) for the period...................    (5,585)       962     10,605     (2,169)   (94,116)
Elimination of deficit on reduction of
  contributed surplus (note 9)...................        --         --         --         --     70,573
                                                   --------   --------   --------   --------   --------
Retained earnings (deficit) at end of period.....  $  3,008   $ (1,050)  $  8,593   $ (2,012)  $    157
                                                   ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 GOLDCORP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (in thousands of United States dollars)

                                                    SIX MONTHS ENDED              YEARS ENDED
                                                        JUNE 30,                  DECEMBER 31,
                                                   -------------------   ------------------------------
                                                     2000       1999       1999       1998       1997
                                                   --------   --------   --------   --------   --------
                                                       (Unaudited)
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period.................  $ (5,585)  $    962   $ 10,605   $ (2,169)  $(94,116)
  Items not affecting cash
     Depreciation, depletion and reclamation.....     1,922      1,702      3,452      3,616     11,074
     Writedown of mining interests...............        --         --         --         --    110,212
     Loss (gain) on marketable securities........        --         --      1,651      2,689     (1,031)
     Increase (decrease) in provision for decline
       in value of marketable securities.........        --       (489)      (151)     4,407      7,631
     Gain on sale of Havelock Lime (note 4)......        --         --    (11,679)        --         --
     Future income taxes.........................    (3,002)       222      4,711      2,174    (21,347)
     Other.......................................      (213)      (732)    (1,644)    (1,725)    (1,845)
                                                   --------   --------   --------   --------   --------
                                                     (6,878)     1,665      6,945      8,992     10,578
  Change in non-cash operating working capital
     (note 12)...................................     7,028     (1,821)    (5,084)    (1,924)    (8,154)
                                                   --------   --------   --------   --------   --------
Net cash provided by (used in) operating
  activities.....................................       150       (156)     1,861      7,068      2,424
                                                   --------   --------   --------   --------   --------
Investing activities
  Mining interests...............................   (25,777)    (9,393)   (30,297)   (15,131)   (18,376)
  Purchases of marketable securities and other
     assets......................................      (460)      (681)    (2,334)    (4,210)   (21,135)
  Proceeds from sale of marketable securities....        --         --      1,746      7,178     26,190
  Proceeds on sale of Havelock Lime (note 4).....        --         --     20,588         --         --
  Decrease (increase) in reclamation deposits....      (143)      (954)    (2,337)     1,066        385
  Other..........................................        --        173         --         --         --
                                                   --------   --------   --------   --------   --------
Net cash used in investing activities............   (26,380)   (10,855)   (12,634)   (11,097)   (12,936)
                                                   --------   --------   --------   --------   --------
Financing activities
  Repayment of long-term debt....................        --         --         --         --     (7,181)
  Issue of capital stock.........................       454     48,240     48,729        907        257
  Other..........................................        --       (961)      (961)        --         --
                                                   --------   --------   --------   --------   --------
Net cash provided by (used in) financing
  activities.....................................       454     47,279     47,768        907     (6,924)
                                                   --------   --------   --------   --------   --------
Effect of exchange rate changes on cash..........      (703)        26        504         (3)       (98)
                                                   --------   --------   --------   --------   --------
Increase (decrease) in cash and short-term
  investments....................................   (26,479)    36,294     37,499     (3,125)   (17,534)
Cash and short-term investments at beginning of
  period.........................................    46,847      9,348      9,348     12,473     30,007
                                                   --------   --------   --------   --------   --------
Cash and short-term investments at end of
  period.........................................  $ 20,368   $ 45,642   $ 46,847   $  9,348   $ 12,473
                                                   ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 GOLDCORP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (in United States dollars, tabular amounts in thousands)
 (information as at June 30, 2000 and for the six month periods ended June 30,
                          2000 and 1999 is unaudited)

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the Company or Goldcorp), a corporation organized under the laws of the Province of Ontario, have been prepared by management in accordance with accounting principles generally accepted in Canada.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

    CASH AND SHORT-TERM INVESTMENTS

    Cash and short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

    INVENTORIES

    Gold bullion inventory is valued at the lower of average cost and net realizable value.

    Work-in-process inventory is valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

    Industrial minerals inventory is valued at the lower of average cost and net realizable value. These inventories include the cost of raw materials, direct labour and mine-site overhead expenses.

    Supplies are valued at the lower of average cost and replacement cost.

    MARKETABLE SECURITIES

    Marketable securities are accounted for at the lower of cost and market value. The market value of the Company's portfolio of securities is determined based on the average of the closing bid and ask prices reported on recognized securities exchanges and on over-the-counter markets. Investment transactions are accounted for on the trade date and realized gains and losses from such transactions are calculated on the average cost basis.

    MINING INTERESTS

    Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the estimated economic life of the mine to which they relate or on the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

    Mining properties and deferred mining expenditures are recorded at cost and are depleted on the unit-of-production method over the estimated economic life of the mine to which they relate.

    Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and are depleted on the unit-of-production method. Mine development costs incurred to maintain current production are included in operating expenses. Exploration costs incurred to the date of establishing that a property has reserves which have the potential of being economically recoverable are charged to earnings. Further costs are capitalized.

    Upon sale or abandonment, the cost of the property, plant and equipment and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

    PROVISION FOR RECLAMATION COSTS

    Reclamation costs are accrued on the unit-of-production method using estimates of the total costs for reclamation of the mine sites.

    REVENUE RECOGNITION

    Revenues from the sale of bullion and industrial minerals are recognized when title passes to the purchaser.

    FOREIGN CURRENCY TRANSLATION

    The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which is translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. Exchange differences arising on translation are deferred as a separate component of shareholders' equity.

    EARNINGS (LOSS) PER SHARE

    Basic earnings (loss) per share is calculated by dividing net earnings
    (loss) by the weighted average number of shares outstanding during the period. Fully diluted earnings (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and is anti-dilutive for all periods presented.

2.  CHANGE IN ACCOUNTING POLICY

    In December 1997, The Canadian Institute of Chartered Accountants issued Handbook Section 3465, "Accounting for Income Taxes". The standard requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

    In 2000, the Company has adopted the asset and liability method retroactively with restatement of the December 31, 1999, December 31, 1998 and December 31, 1997 figures. The retained earnings as at January 1, 1997 have been increased by $157,000 as a result of this change. The following summarizes the impact of applying Section 3465 on net income for restated prior periods:

                                                                                          DECEMBER 31,
                                                                    JUNE 30,    --------------------------------
                                                                      1999        1999        1998        1997
                                                                    --------    --------    --------    --------
    Net income (000's)
    As previously reported......................................    $    933    $ 10,963    $ (1,797)   $(94,116)
    Effect of adoption of Section 3465..........................          29        (358)       (372)         --
                                                                    --------    --------    --------    --------
    As restated.................................................    $    962    $ 10,605    $ (2,169)   $(94,116)
                                                                    --------    --------    --------    --------
    Per share amounts as previously reported....................    $   0.01    $   0.15    $  (0.03)   $  (1.38)
    Effect of Section 3465......................................          --       (0.01)         --          --
                                                                    --------    --------    --------    --------
    As restated.................................................    $   0.01    $   0.14    $  (0.03)   $  (1.38)
                                                                    ========    ========    ========    ========

3.  UNION SETTLEMENT

    On April 21, 2000, an agreement was reached between the Company and the employee's union at the Red Lake Mine to end the 46-month strike. The union agreed that it would no longer represent employees at the Company's operations in Red Lake in return for a severance package for the striking employees totalling $5,994,000 and job offers to a minimum of 45 former unionized employees when the mine reopens. Included in the severance package are a total of 219,000 stock options that were granted to the unionized employees to acquire Class A Goldcorp shares. The stock options were issued in April after the strike settlement with an exercise price equal to the market value of Goldcorp common shares at the date the options were issued and expire May 26, 2003, with 33 1/3% of the options vesting each year over the next three years. The Company has recorded the cost of the severance package as a charge to income in the six months ended June 30, 2000.

4.  SALE OF HAVELOCK LIME

    In December 1999, the Company sold its Havelock Lime industrial minerals operation. The operation was sold for net proceeds of $20,588,000, resulting in a pre-tax gain of $11,679,000. In 1999, Havelock Lime contributed $1,982,000 to the Company's operating profit (1998 -- $2,135,000) and contributed operating cash flow of $2,540,000 (1998 -- $2,810,000).

5.  ACQUISITIONS

    (A)  ACQUISITION OF REMAINING INTEREST IN GOLDEN REWARD MINE

       In June 1999, the Company acquired the remaining 40% interest in the Golden Reward Joint Venture from Dakota Gold Mining Inc. (Dakota). Consideration for the purchase was the assumption of Dakota's outstanding cash calls to the joint venture, along with assuming Dakota's portion of Golden Reward's liabilities. The acquisition was accounted for using the purchase method of accounting. The total cost of acquiring the remaining portion of the joint venture was $1,305,000, which was allocated to investments and mining interests.

    (B)  ACQUISITION OF WILANOUR RESOURCES LIMITED

       In February 1998, the Company completed the acquisition of the remaining 57% of Wilanour Resources Limited that it did not already own, for 520,441 Class A shares and 520,441 Class A Warrants of the Company. The acquisition was accounted for using the purchase method of accounting. At June 30, 2000, due to untendered Wilanour shares, there were 21,719 Class A shares still to be issued (note 9(f)). The Class A Warrants expired on June 30, 1999. The original value attributed to the unexercised Class A Warrants was transferred from capital stock to contributed surplus.

6.  MARKETABLE SECURITIES

    The Company's marketable securities are carried at their market value (being the lower of cost and market value) of $4,936,000 at June 30, 2000 (December 31, 1999 -- $4,696,000; December 31, 1998 -- $4,899,000). The market value, determined on the basis of closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

7.  INVENTORIES

                                                                                    DECEMBER 31,
                                                                    JUNE 30,    --------------------
                                                                      2000        1999        1998
                                                                    --------    --------    --------
    Work-in-process.............................................    $  3,445    $  2,763    $  2,141
    Industrial minerals.........................................       1,481         877       1,833
    Supplies....................................................       1,678       1,792       1,959
                                                                    --------    --------    --------
                                                                    $  6,604    $  5,432    $  5,933
                                                                    ========    ========    ========

8.  MINING INTERESTS

                                                                                         DECEMBER 31,
                                                                         ---------------------------------------------
                                              JUNE 30, 2000                             1999                    1998
                                    ----------------------------------   ----------------------------------   --------
                                               ACCUMULATED                          ACCUMULATED
                                               DEPRECIATION                         DEPRECIATION
                                                   AND                                  AND
                                      COST      DEPLETION       NET        COST      DEPLETION       NET        COST
                                    --------   ------------   --------   --------   ------------   --------   --------
      Plant and equipment........   $104,781     $ 85,510     $ 19,271   $105,187     $ 85,797     $ 19,390   $106,468
      Mining properties and
       deferred expenditures.....    164,837       55,130      109,707    143,309       55,364       87,945    134,153
                                    --------     --------     --------   --------     --------     --------   --------
                                    $269,618     $140,640     $128,978   $248,496     $141,161     $107,335   $240,621
                                    ========     ========     ========   ========     ========     ========   ========

                                        DECEMBER 31,
                                   -----------------------
                                            1998
                                   -----------------------
                                   ACCUMULATED
                                   DEPRECIATION
                                       AND
                                    DEPLETION       NET
                                   ------------   --------
      Plant and equipment........    $ 85,775     $ 20,693
      Mining properties and
       deferred expenditures.....      74,186       59,967
                                     --------     --------
                                     $159,961     $ 80,660
                                     ========     ========

    The Red Lake Mine (see below) was under development in 1999 and 2000, and is classified as construction-in-progress and not subject to depletion. A summary of the net book value of plant and equipment and mining properties and deferred expenditures by property is as follows:

                                                                               MINING
                                                                             PROPERTIES      TOTAL         DECEMBER 31,
                                                               PLANT AND    AND DEFERRED    JUNE 30,    -------------------
                                                               EQUIPMENT    EXPENDITURES      2000        1999       1998
                                                               ---------    ------------    --------    --------    -------
    Canada:
      Red Lake Mine........................................    $ 10,327       $ 94,075      $104,402    $ 82,621    $50,106
      Havelock Lime........................................          --             --            --          --      6,077
      Saskatchewan Minerals................................       4,893          2,012         6,905       6,991      6,886
      Other................................................       1,307          6,908         8,215       8,325      7,988
                                                               --------       --------      --------    --------    -------
                                                                 16,527        102,995       119,522      97,937     71,057
                                                               --------       --------      --------    --------    -------
    United States:
      Wharf Mine...........................................       2,744          5,834         8,578       8,297      9,460
      Other................................................          --            878           878       1,101        143
                                                               --------       --------      --------    --------    -------
                                                                  2,744          6,712         9,456       9,398      9,603
                                                               --------       --------      --------    --------    -------
                                                               $ 19,271       $109,707      $128,978    $107,335    $80,660
                                                               ========       ========      ========    ========    =======

    In 1997, the Company recorded a writedown of $110,212,000 including a writedown of the carrying value of the Wharf Mine's mining interests in the amount of $84,118,000. This writedown was recorded as a result of the decline in gold prices. The writedown was recorded based on a gold price of $300 per ounce. Also included in the writedown is $4,099,000 relating to the value of the existing mill and other redundant infrastructure at the Red Lake Mine as a result of the Company's decision to build a new mill and new infrastructure in order to accommodate production of the new high-grade ore deposit.

9.  CAPITAL STOCK AND CONTRIBUTED SURPLUS
    (A)  AUTHORIZED

       The authorized capital stock of the Company consists of an unlimited number of Class A subordinate voting shares, Class B shares and preferred shares. Each Class A share carries the right to one vote and each Class B share carries the right to ten votes. The Class A shares rank on a parity with the Class B shares with respect to the payment of dividends and any remaining assets in the event of the liquidation, dissolution or wind-up of the Company. Holders of Class B shares have the right, at their option, to convert all or any number of their Class B shares into Class A shares on a one-for-one basis.

    (B) NOTE RECEIVABLE

       On April 3, 2000, an officer of the Company exercised stock options for 700,000 Class A Goldcorp shares. The Company received, as consideration from the officer, a note secured by the common shares for the total exercise price of $2,413,000. The term of the note is one year with interest charged at a rate of prime plus one percent.

    (C) ISSUE OF CLASS A SHARES

       In May 1999, the Company issued 6,000,000 Units at a price of C$10.00 per Unit, for proceeds of $41,099,000 less underwriters' fees and issue costs of $1,214,000. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one Class A subordinate voting share, at any time on or before May 13, 2009, at a price of C$20.00 per share.

    (D) WARRANTS ON CLASS B SHARES

       As part of a reorganization in 1994, CSA Management Inc. was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds to the Company of $5,956,000.

    (E)  CHANGES IN CAPITAL STOCK

                                                                                             DECEMBER 31,
                                                                      ----------------------------------------------------------
                                                   JUNE 30, 2000             1999                1998                1997
                                                 ------------------   ------------------   -----------------   -----------------
                                                 SHARES     AMOUNT    SHARES     AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT
                                                 -------   --------   -------   --------   -------   -------   -------   -------
                                                 (000's)              (000's)              (000's)             (000's)
         CLASS A SHARES
         Outstanding at beginning of period....  72,681    $114,022   66,028    $ 75,059   65,254    $71,884   65,153    $71,427
         Issued pursuant to public offering,
           net.................................      --          --    6,000      35,775       --         --       --         --
         Issued pursuant to acquisition of
           Wilanour Resources Limited (note
           5)..................................      --          --        1          --      497      2,258       --         --
         Exercise of stock options.............     817       2,867      251         990      258        856      115        473
         Exercise of Warrants..................      --          --      386       2,178       11         52       --         --
         Conversions to Class A shares from
           Class B shares......................      --          --       15          20        8          9       21         22
         Purchase of shares for cancellation...      --          --       --          --       --         --      (35)       (38)
                                                 ------    --------   ------    --------   ------    -------   ------    -------
         Outstanding at end of period..........  73,498    $116,889   72,681    $114,022   66,028    $75,059   65,254    $71,884
                                                 ======    ========   ======    ========   ======    =======   ======    =======
         CLASS B SHARES
         Outstanding at beginning of period....   5,333    $ 15,777    3,108    $  7,810    3,116    $ 7,819    3,137    $ 7,841
         Exercise of Warrants..................      --          --    2,240       7,987       --         --       --         --
         Conversions of Class B shares to Class
           A shares............................      --          --      (15)        (20)      (8)        (9)     (21)       (22)
                                                 ------    --------   ------    --------   ------    -------   ------    -------
         Outstanding at end of period..........   5,333    $ 15,777    5,333    $ 15,777    3,108    $ 7,810    3,116    $ 7,819
                                                 ======    ========   ======    ========   ======    =======   ======    =======
         WARRANTS ON CLASS A SHARES
         Outstanding at beginning of period....   3,000    $  4,110      496    $    377       --    $    --       --    $    --
         Issued pursuant to public offering,
           net.................................      --          --    3,000       4,110       --         --       --         --
         Issued pursuant to acquisition of,
           Wilanour Resources Limited..........      --          --        1          --      497        378       --         --
         Other issued..........................      --          --       --          --       10         --       --         --
         Exercise of Warrants..................      --          --     (386)       (280)     (11)        (1)      --         --
         Expiry of Warrants....................      --          --     (111)        (97)      --         --       --         --
                                                 ------    --------   ------    --------   ------    -------   ------    -------
         Outstanding at end of period..........   3,000    $  4,110    3,000    $  4,110      496    $   377       --    $    --
                                                 ======    ========   ======    ========   ======    =======   ======    =======
         WARRANTS ON CLASS B SHARES
         Outstanding at beginning of period....      --    $     --    2,240    $  2,031    2,240    $ 2,031    2,240    $ 2,031
         Exercise of Warrants..................      --          --   (2,240)     (2,031)      --         --       --         --
                                                 ------    --------   ------    --------   ------    -------   ------    -------
         Outstanding at end of period..........      --    $     --       --    $     --    2,240    $ 2,031    2,240    $ 2,031
                                                 ======    ========   ======    ========   ======    =======   ======    =======
         Total capital stock...................            $136,776             $133,909             $85,277             $81,734
                                                           ========             ========             =======             =======

    (F)  CLASS A SHARES TO BE ISSUED

       As discussed in note 5(b), there are 21,719 Class A shares to be issued in conjunction with the acquisition of Wilanour Resources Limited.

    (G)  EXECUTIVE STOCK OPTION PLAN

       The Company's executive stock option plan consists of a share option plan. Under the share option plan, the Board of Directors may, at its discretion, grant options to purchase Class A shares which are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights also may be granted. All current options expire on or before April 25, 2010. The maximum number of shares which may be issued under the plan shall not exceed 10,596,750 shares subject to adjustment.

                                                                  OPTIONS                       AVERAGE EXERCISE PRICE
                                                     ---------------------------------   -------------------------------------
                                                                     DECEMBER 31,                          DECEMBER 31,
                                                     JUNE 30,   ----------------------   JUNE 30,   --------------------------
                                                       2000     1999    1998     1997      2000      1999     1998      1997
                                                     --------   -----   -----   ------   --------   ------   -------   -------
                                                                  (000's)                           (C$ per share)
         Outstanding at beginning of period.......    3,581     4,603   3,540    2,873    $ 8.48    $ 8.46   $  8.76   $  8.94
         Granted..................................    1,554        85   1,730    1,290      6.90      7.31      7.76      8.80
         Exercised................................     (817)     (251)   (258)    (115)    (5.15)    (5.91)    (5.06)    (5.64)
         Cancelled/Expired........................      (28)     (856)   (409)    (508)    (8.15)    (9.04)   (10.19)   (10.62)
                                                      -----     -----   -----   ------    ------    ------   -------   -------
         Outstanding at end of period.............    4,290     3,581   4,603    3,540    $ 8.54    $ 8.48   $  8.46   $  8.76
                                                      =====     =====   =====   ======    ======    ======   =======   =======

                                                                    OPTIONS OUTSTANDING                OPTIONS CURRENTLY
                                                            ------------------------------------          EXERCISABLE
                                                                                       WEIGHTED     -----------------------
                                                                           WEIGHTED     AVERAGE                    WEIGHTED
                                                                           AVERAGE     REMAINING                   AVERAGE
                                                              NUMBER       EXERCISE     TERM OF       NUMBER       EXERCISE
         RANGE OF EXERCISE PRICE                            OUTSTANDING     PRICE       OPTIONS     EXERCISABLE     PRICE
         -----------------------                            -----------    --------    ---------    -----------    --------
                                                            (000's)                    (years)      (000's)
         $ 5.00 to 6.99.................................       1,355        $ 6.51       9.61             33        $ 6.60
         $ 7.00 to 8.99.................................       1,930          8.03       8.15            803          8.19
         $ 9.00 to 10.99................................         234          9.10       3.35             --            --
         $11.00 to 13.99................................         771         13.21       6.16            772         13.21
                                                               -----        ------       ----          -----        ------
         $ 5.00 to 13.99................................       4,290        $ 8.54       7.99          1,608        $10.56
                                                               =====        ======       ====          =====        ======

    (H)  CHANGES IN CONTRIBUTED SURPLUS

                                                                                               DECEMBER 31,
                                                                         JUNE 30,    --------------------------------
                                                                           2000        1999        1998        1997
                                                                         --------    --------    --------    --------
         Balance at beginning of period..............................    $  5,569    $  5,472    $  5,472    $ 76,223
         Elimination of deficit......................................          --          --          --     (70,573)
         Expiry of unexercised Class A Warrants......................          --          97          --          --
         Premium on purchase of Class A shares under issuer bid......          --          --          --        (178)
                                                                         --------    --------    --------    --------
                                                                         $  5,569    $  5,569    $  5,472    $  5,472
                                                                         ========    ========    ========    ========

       By directors' resolution, effective December 31, 1997, the accumulated retained earnings deficit was eliminated by an offsetting reduction in contributed surplus.

10. INCOME AND MINING TAXES

    Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes (note 2).

    (A)  EARNINGS (LOSS) BEFORE TAXES

       Earnings (loss) before taxes by tax jurisdiction is comprised of the following:

                                                                       JUNE 30,                      DECEMBER 31,
                                                                ----------------------    -----------------------------------
                                                                  2000         1999         1999         1998         1997
                                                                ---------    ---------    ---------    ---------    ---------
         Canada.............................................    $  (9,743)   $    (248)   $   7,915    $  (8,942)   $ (11,732)
         United States......................................        1,702        2,076        6,073        6,995     (107,096)
                                                                ---------    ---------    ---------    ---------    ---------
         Total..............................................    $  (8,041)   $   1,828    $  13,988    $  (1,947)   $(118,828)
                                                                =========    =========    =========    =========    =========

    (B)  PROVISION FOR INCOME AND MINING TAXES

       The Company is subject to income and mining taxes in both Canada and the United States. In the periods presented, there have not been any Canadian mining taxes payable. The provision for (recovery of) income taxes is as follows:

                                                                       JUNE 30,                      DECEMBER 31,
                                                                ----------------------    -----------------------------------
                                                                  2000         1999         1999         1998         1997
                                                                ---------    ---------    ---------    ---------    ---------
         Income taxes (recovery)
           Current
             Canada.........................................    $     172    $      66    $  (2,382)   $  (3,214)   $  (4,163)
             United States..................................          374          578        1,054        1,262          798
           Future
             Canada.........................................       (3,002)         222        4,711        2,174          648
             United States..................................           --           --           --           --      (21,995)
                                                                ---------    ---------    ---------    ---------    ---------
         Income and mining tax provision (recovery).........    $  (2,456)   $     866    $   3,383    $     222    $ (24,712)
                                                                =========    =========    =========    =========    =========
         Income and mining taxes paid.......................    $     818    $      75    $     758    $     845    $   1,217
                                                                =========    =========    =========    =========    =========

       The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory tax rates of approximately 44% (1999 -- 46%; 1998 -- 46%, 1997 -- 46%) to earnings as described in the table below:

                                                                         JUNE 30,                    DECEMBER 31,
                                                                   --------------------    --------------------------------
                                                                     2000        1999        1999        1998        1997
                                                                   --------    --------    --------    --------    --------
         Income taxes:
           Income tax provision (recovery) calculated using
             statutory tax rates...............................    $ (3,538)   $    841    $  6,434    $   (896)   $(54,660)
           Non-taxable income..................................          --          --      (3,402)         --          --
           Tax benefit of prior years' unrecognized losses.....          --          --         (45)       (123)        (71)
           Resource loss.......................................       1,655         516       1,535       1,749       2,432
           Excess percentage depletion.........................          --          --      (1,278)     (1,048)     (1,046)
           Foreign earnings subject to different tax rates.....        (346)       (428)       (592)     (1,544)        (34)
           Writedown of mining interests.......................          --          --          --          --      25,022
           Non-deductible expenses.............................          --          --         135       1,274       2,361
           U.S. withholding taxes on dividends.................          --         150         150         463         590
           Reduction in corporate tax rates....................        (344)         --          --          --          --
           Other...............................................         117        (213)        446         347         694
                                                                   --------    --------    --------    --------    --------
           Consolidated income and mining tax provision
             (recovery)........................................    $ (2,456)   $    866    $  3,383    $    222    $(24,712)
                                                                   ========    ========    ========    ========    ========

    (C) FUTURE TAX BALANCES

       The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at June 30, 2000, December 31, 1999 and December 31, 1998 are presented below:

                                                                                         DECEMBER 31,
                                                                         JUNE 30,    --------------------
                                                                           2000        1999        1998
                                                                         --------    --------    --------
         United States:
           Future tax assets -- long term portion:
             Non capital loss and other carryforwards................    $  1,790    $  1,884    $    980
             Mining interests........................................         809         851       1,458
             Alternative minimum tax carryforwards...................       5,741       6,041       6,182
                                                                         --------    --------    --------
                                                                            8,340       8,776       8,620
           Valuation allowance.......................................      (8,340)     (8,776)     (8,620)
                                                                         --------    --------    --------
         Total United States.........................................    $     --    $     --    $     --
                                                                         ========    ========    ========
         Canada:
           Future tax liabilities -- long term portion:
             Mining interests........................................    $ 23,056    $ 20,518    $ 16,280
                                                                         --------    --------    --------
           Future tax assets -- current portion:
             Marketable securities...................................         770         803       4,350
           Future tax assets:
             Mining interests........................................       3,107       3,269       2,212
             Net operating loss carryforwards........................      13,617       7,629       2,488
             Investment tax credit carryforward......................         353         371         349
             Cumulative eligible capital balance.....................         855         900       1,534
             Other...................................................         936       1,172       1,702
                                                                         --------    --------    --------
                                                                           19,638      14,144      12,635
         Valuation allowance.........................................      (6,938)     (7,300)     (5,318)
                                                                         --------    --------    --------
                                                                           12,700       6,844       7,317
                                                                         --------    --------    --------
         Total Canada................................................    $ 10,356    $ 13,674    $  8,963
                                                                         ========    ========    ========

    (D) TAX LOSS CARRYFORWARDS

       The Company has non capital loss carryforwards of approximately $26,671,000 available for Canadian income tax purposes to reduce taxable income. The expiry dates are as follows:

         2000........................................................    $   309,000
         2001........................................................        318,000
         2002........................................................        366,000
         2003........................................................        301,000
         2004........................................................         35,000
         2005........................................................         46,000
         2006........................................................     10,906,000
         2007........................................................     14,390,000
                                                                         -----------
         Total.......................................................    $26,671,000
                                                                         ===========

       A subsidiary of the Company has non-capital loss carryforwards of approximately $950,000 available for Canadian income tax purposes to reduce taxable income. These losses expire from 2001 to 2003. The benefit of these tax loss carryforwards has not been recognized for accounting purposes.

11. SEGMENTED INFORMATION

    The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Wharf Mine located in South Dakota and the Red Lake Mine located in northern Ontario. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry. The Havelock Lime operation, located in New Brunswick, which produces lime and limestone products primarily for the pulp and paper, mining and agricultural industries, was sold in December 1999 (note 4).

                                                                       JUNE 30,                      DECEMBER 31,
                                                                ----------------------    -----------------------------------
                                                                  2000         1999         1999         1998         1997
                                                                ---------    ---------    ---------    ---------    ---------
    GOLD
    Revenues:
      Canada................................................    $      --    $      --    $      --    $      --    $    (178)
      United States.........................................       12,546       13,723       29,770       31,818       34,725
                                                                ---------    ---------    ---------    ---------    ---------
                                                                   12,546       13,723       29,770       31,818       34,547
    Depreciation, depletion and reclamation.................        1,620        1,117        2,266        2,308        9,415
    Writedown of mining interests...........................           --           --           --           --      110,212
    Earnings (loss) before taxes............................       (7,971)         641        2,200        1,874     (117,615)
    Total assets............................................      140,377       93,375      119,613       82,708       75,425
    Expenditures for mining interests.......................       25,302        8,935       29,428       16,784       17,087
    INDUSTRIAL MINERALS
    Revenues:
      Canada................................................    $   6,021    $  10,988    $  21,957    $  24,419    $  27,518
    Depreciation, depletion and reclamation.................          282          570        1,154        1,278        1,370
    Gain on sale of Havelock Lime...........................           --           --       11,679           --           --
    Earnings before taxes...................................          741        2,328       16,031        6,541        7,440
    Total assets............................................       11,930       22,105       12,837       20,658       23,363
    Expenditures for mining interests.......................          399          435          847          909          867
    TOTAL
    Revenues:
      Canada................................................    $   6,021    $  10,988    $  21,957    $  24,419    $  27,340
      United States.........................................       12,546       13,723       29,770       31,818       34,725
                                                                ---------    ---------    ---------    ---------    ---------
                                                                   18,567       24,711       51,727       56,237       62,065
    Depreciation, depletion and reclamation.................        1,902        1,687        3,420        3,586       10,785
    Gain on sale of Havelock Lime...........................           --           --       11,679           --           --
    Writedown of mining interests...........................           --           --           --           --      110,212
    Earnings (loss) before taxes............................       (7,230)       2,969       18,321        8,415     (110,175)
    Total assets............................................      152,307      115,480      132,450      103,366       98,788
    Expenditures for mining interests.......................       25,701        9,370       30,275       17,693       17,954

    RECONCILIATION OF REPORTABLE SEGMENT ITEMS

                                                                     JUNE 30,                      DECEMBER 31,
                                                              ----------------------    -----------------------------------
                                                                2000         1999         1999         1998         1997
                                                              ---------    ---------    ---------    ---------    ---------
    Earnings (loss) from reportable segments before
      taxes...............................................    $  (7,230)   $   2,969    $  18,231    $   8,415    $(110,175)
    Gain (loss) on marketable securities..................           --           --       (1,651)      (2,689)       1,031
    Provision for (decline) recovery in marketable
      securities..........................................           --          489          151       (4,407)      (7,631)
    Interest and other income.............................        1,422           75          657          893        2,017
    Corporate expenses and other..........................       (2,233)      (1,705)      (3,400)      (4,159)      (4,070)
                                                              ---------    ---------    ---------    ---------    ---------
    Earnings (loss) before taxes..........................    $  (8,041)   $   1,828    $  13,988    $  (1,947)   $(118,828)
                                                              =========    =========    =========    =========    =========
    Total assets from reportable segments.................    $ 152,307    $ 115,480    $ 132,450    $ 103,366    $  98,788
    Marketable securities.................................        4,936        6,476        4,696        4,899       15,445
    Corporate and other...................................       17,985       48,406       44,546        8,335        8,515
                                                              ---------    ---------    ---------    ---------    ---------
    Total assets..........................................    $ 175,228    $ 170,362    $ 181,692    $ 116,600    $ 122,748
                                                              =========    =========    =========    =========    =========

    Canadian operations, for the six months ended June 30, 2000, include export sales of industrial mineral products of $3,454,000 (twelve months ended December 31, 1999, 1998 and 1997 -- $9,645,000, $12,624,000 and $15,937,000,
    respectively).

12. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                                         JUNE 30,                    DECEMBER 31,
                                                                   --------------------    --------------------------------
                                                                     2000        1999        1999        1998        1997
                                                                   --------    --------    --------    --------    --------
    Decrease (increase) in current assets:
      Gold bullion inventory...................................    $    326    $   (389)   $   (184)   $   (321)   $    610
      Accounts receivable......................................       1,480        (563)     (1,649)        873         412
      Income taxes receivable..................................       1,079          --      (1,079)         --          --
      Inventories..............................................      (1,216)       (409)       (693)      1,981      (1,127)
      Prepaid expenses and other...............................           8         (29)       (144)        819        (453)
    Increase (decrease) in current liabilities:
      Accounts payable and accrued liabilities.................         650        (811)       (468)     (2,518)       (415)
      Taxes payable............................................       4,701         380        (867)     (2,758)     (7,181)
                                                                   --------    --------    --------    --------    --------
                                                                   $  7,028    $ (1,821)   $ (5,084)   $ (1,924)   $ (8,154)
                                                                   ========    ========    ========    ========    ========

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    At June 30, 2000 and December 31, 1999 and 1998, the carrying amounts of financial instruments approximate their fair values.

14. COMMITMENTS

    The Company is party to certain operating leases, the longest of which expires in 2004. Future minimum lease payments under these leases are as follows:

                                                                     AS AT         AS AT
                                                                    JUNE 30,    DECEMBER 31,
                                                                      2000          1999
                                                                    --------    ------------
    2000........................................................    $ 1,140       $ 1,803
    2001........................................................        210           278
    2002........................................................        136            68
    2003........................................................        114            43
    2004........................................................         54             9
                                                                    -------       -------
                                                                    $ 1,654       $ 2,201
                                                                    =======       =======

    At June 30, 2000, the Company also has contractual commitments relating to construction at the Red Lake Mine for the remainder of 2000 for $3,666,000.

15. CONTINGENCIES

    The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply, in all material respects, with all applicable laws and regulations. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Where estimated post-closure costs are reasonably determinable, the Company has recorded a provision for environmental and reclamation obligations based on management's estimate of such costs. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations and as new information becomes available.

16. SUBSEQUENT EVENT

    On September 29, 2000, Goldcorp and CSA announced that their respective Boards of Directors approved the proposed reorganization (the "Reorganization") whereby shareholders of Goldcorp and CSA would receive common shares of the new Goldcorp Inc. ("New Goldcorp"). Goldcorp, CSA and the New Goldcorp will be amalgamated and all Goldcorp shares held by CSA will be cancelled. Holders of Goldcorp and CSA shares will exchange shares on the following basis:

    - 1.00 New Goldcorp common share for 1.00 Goldcorp Class A subordinate voting share;

    -  1.25 New Goldcorp common shares for 1.00 Goldcorp Class B share;

    -  2.10 New Goldcorp common shares for 1.00 CSA Class A non-voting share;

    -  6.00 New Goldcorp common shares for 1.00 CSA Class B share.

    Holders of Goldcorp stock options and warrants, and CSA stock options will receive identical New Goldcorp instruments converted on the same basis as the underlying shares. Currently there are warrants outstanding to acquire 3,000,000 Goldcorp Class A shares, and stock options outstanding to acquire 4,290,000 Goldcorp Class A shares and 395,000 CSA Class A shares. On completion of the Reorganization, New Goldcorp will have approximately 81,065,000 common shares outstanding at June 30, 2000, on a proforma basis, which has been calculated as follows:

                                                                                                              PROFORMA
                                                    TOTAL                   NEW GOLDCORP    SHARES TO BE    NEW GOLDCORP
                                                   SHARES       EXCHANGE     SHARES TO      CANCELLED ON       SHARES
    SHARE DESCRIPTION                            OUTSTANDING     RATIO       BE ISSUED      AMALGAMATION    OUTSTANDING
    -----------------                            -----------    --------    ------------    ------------    ------------
                                                   (000's)                    (000's)         (000's)         (000's)
    Goldcorp Class A.........................      73,498         1.00         73,498          (8,935)         64,563
    Goldcorp Class B.........................       5,333         1.25          6,666          (5,792)            874
    CSA Class A..............................       6,036         2.10         12,676              --          12,676
    CSA Class B..............................         492         6.00          2,952              --           2,952
                                                                              -------         -------          ------
                                                                               95,792         (14,727)         81,065
                                                                              =======         =======          ======

    The Reorganization is subject to the approval by the shareholders of Goldcorp and CSA, and must be approved by the courts and various regulatory bodies.

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the consolidated balance sheets of CSA Management Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Toronto, Canada
March 10, 2000

                              CSA MANAGEMENT INC.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands of Canadian dollars)

                                                                                      AS AT
                                                                   AS AT           DECEMBER 31,
                                                                 JUNE 30,      --------------------
                                                                   2000          1999        1998
                                                                -----------    --------    --------
                                                                (unaudited)
ASSETS
CURRENT ASSETS
  Cash and short-term investments...........................     $    735      $    919    $ 10,664
  Accounts receivable.......................................           55            75          62
  Marketable securities.....................................          146           229         375
  Future income taxes (note 7)..............................          223            --          --
                                                                 --------      --------    --------
                                                                    1,159         1,223      11,101
INVESTMENT IN GOLDCORP INC. (note 3)........................       39,322        40,319      19,353
INVESTMENT IN AND ADVANCES TO LEXAM EXPLORATIONS INC.
  (notes 4 and 8)...........................................        1,488         1,436       2,314
FUTURE INCOME TAXES (note 7)................................        1,679            --          --
OTHER ASSETS (note 5).......................................           --            --          64
                                                                 --------      --------    --------
                                                                 $ 43,648      $ 42,978    $ 32,832
                                                                 ========      ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities..................     $     85      $     83    $    130
                                                                 --------      --------    --------
FUTURE INCOME TAXES (note 7)................................        3,761         3,643       3,643
                                                                 --------      --------    --------
SHAREHOLDERS' EQUITY
  Capital stock (note 6)....................................       27,144        27,124      27,039
  Contributed surplus.......................................        2,717         2,717       2,717
  Retained earnings (deficit) (restated -- note 2)..........        9,941         9,411        (697)
                                                                 --------      --------    --------
                                                                   39,802        39,252      29,059
                                                                 --------      --------    --------
                                                                 $ 43,648      $ 42,978    $ 32,832
                                                                 ========      ========    ========

Subsequent event (note 10)

Approved by the Board,

          (signed) ROBERT R. MCEWEN                             (signed) STUART R. HORNE
                   Director                                             Director

  The accompanying notes are an integral part of these consolidated financial statements.

                              CSA MANAGEMENT INC.
     CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
          (in thousands of Canadian dollars, except per share amounts)

                                                       SIX MONTHS
                                                     ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                                   -------------------   ------------------------------
                                                     2000       1999       1999       1998       1997
                                                   --------   --------   --------   --------   --------
                                                       (unaudited)
Revenues
  Management fees (note 8).......................  $     61   $     73   $    140   $    163   $    222
  Interest and other income......................        81        182        261        587        456
  Loss on marketable securities, net.............        --         --         --         --        (70)
  Decrease (increase) in provision for decline in
     value of marketable securities..............       (83)        17       (146)      (209)        --
  Equity in earnings (loss) of Goldcorp and
     Lexam, net (notes 3 and 4)..................      (981)     8,628     10,592       (505)   (21,510)
                                                   --------   --------   --------   --------   --------
                                                       (922)     8,900     10,847         36    (20,902)
                                                   --------   --------   --------   --------   --------
Expenses
  General and administrative.....................       326        365        693        693        752
  Write down of mining properties (note 5).......        --         --         64         --         --
                                                   --------   --------   --------   --------   --------
                                                        326        365        757        693        752
                                                   --------   --------   --------   --------   --------
Earnings (loss) before income taxes..............    (1,248)     8,535     10,090       (657)   (21,652)
Income taxes (recovery) (notes 2 and 7)..........      (900)         6        (18)        40        (70)
                                                   --------   --------   --------   --------   --------
Earnings (loss) for the period...................      (348)     8,529     10,108       (697)   (21,584)
Retained earnings (deficit) at beginning of the
  period.........................................     9,411       (697)      (697)        --     15,308
Adjustment to opening retained earnings (note
  2).............................................       878         --         --         --         --
Elimination of deficit on reduction of
  contributed surplus (note 6)...................        --         --         --         --      6,276
                                                   --------   --------   --------   --------   --------
Retained earnings (deficit) at end of period.....  $  9,941   $  7,832   $  9,411   $   (697)  $     --
                                                   ========   ========   ========   ========   ========
Earnings (loss) per share
  Basic..........................................  $  (0.05)  $   1.31   $   1.55   $  (0.11)  $  (3.36)
                                                   ========   ========   ========   ========   ========
  Fully diluted..................................  $  (0.05)  $   1.22   $   1.48   $  (0.11)  $  (3.36)
                                                   ========   ========   ========   ========   ========
Weighted average number of shares outstanding
  (000's)
  Basic..........................................     6,528      6,516      6,518      6,513      6,416
                                                   ========   ========   ========   ========   ========
  Fully diluted..................................     6,923      7,041      6,890      6,615      6,509
                                                   ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CSA MANAGEMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands of Canadian dollars)

                                                       SIX MONTHS
                                                     ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                                   -------------------   ------------------------------
                                                     2000       1999       1999       1998       1997
                                                   --------   --------   --------   --------   --------
                                                       (unaudited)
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period.................  $   (348)  $  8,529   $ 10,108   $   (697)  $(21,584)
  Items not affecting cash
     Equity in loss (earnings) of Goldcorp and
       Lexam, net................................       981     (8,628)   (10,592)       505     21,510
     Future income taxes.........................      (900)        --         --         --         --
     Loss on marketable securities, net..........        --         --         --         --         70
     Increase (decrease) in provision for decline
       in value of marketable securities.........        83        (17)       146        209         --
     Write down of mining properties (note 5)....        --         --         64         --         --
     Other.......................................       (42)       (25)       (58)        (1)        21
                                                   --------   --------   --------   --------   --------
                                                       (226)      (141)      (332)        16         17
  Change in non-cash operating working capital...        22        (26)       (60)       173       (164)
                                                   --------   --------   --------   --------   --------
Net cash provided by (used in) operating
  activities.....................................      (204)      (167)      (392)       189       (147)
                                                   --------   --------   --------   --------   --------
Investing activities
  Purchases of investments and other assets......        --     (9,038)    (9,038)      (886)      (765)
  Demand loan receivable (notes 4 and 8).........        --       (400)      (400)      (500)        --
  Proceeds from sale of other assets.............        --         --         --         --         80
                                                   --------   --------   --------   --------   --------
Net cash used in investing activities............        --     (9,438)    (9,438)    (1,386)      (685)
                                                   --------   --------   --------   --------   --------
Financing activities
  Issue of capital stock.........................        20         15         85         53        377
                                                   --------   --------   --------   --------   --------
Net cash provided by financing activities........        20         15         85         53        377
                                                   --------   --------   --------   --------   --------
Decrease in cash and short-term investments......      (184)    (9,590)    (9,745)    (1,144)      (455)
Cash and short-term investments at beginning of
  period.........................................       919     10,664     10,664     11,808     12,263
                                                   --------   --------   --------   --------   --------
Cash and short-term investments at end of
  period.........................................  $    735   $  1,074   $    919   $ 10,664   $ 11,808
                                                   ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CSA MANAGEMENT INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (in Canadian dollars with tabular amounts in thousands of Canadian dollars) (information as at June 30, 2000 and for the six month periods ended June 30,
                          2000 and 1999 is unaudited)

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements of CSA Management Inc. (the Company or
    CSA) have been prepared by management in accordance with accounting principles generally accepted in Canada.

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

    The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

    SUBSIDIARIES AND INVESTEES

    The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation.

    The Company has a 17.2% equity interest (43.6% voting interest) in Goldcorp Inc., a North American mining company, and a 31.9% equity and voting interest in Lexam Explorations Inc., an exploration company. The investments in Goldcorp and Lexam have been accounted for by the equity method, whereby the cost of the investments is adjusted by the Company's proportionate share of earnings, losses and dividends.

    CASH AND SHORT-TERM INVESTMENTS

    Cash and short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

    MARKETABLE SECURITIES

    Marketable securities are accounted for at the lower of cost or market value. The market value of the Company's portfolio of securities is determined based on the closing price reported on recognized securities exchanges and on over-the-counter markets. Such indicated market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Investment transactions are accounted for on the trade date and realized gains and losses from such transactions are calculated on the average cost basis.

    EARNINGS (LOSS) PER SHARE

    Basic earnings (loss) per share is calculated by dividing net earnings
    (loss) by the weighted average number of shares outstanding during the period. Fully diluted earnings (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options.

2.  CHANGE IN ACCOUNTING POLICY

    In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, "Accounting for Income Taxes". The standard requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

    The cumulative effect of this change in accounting for income taxes is determined as of January 1, 2000 and has been reported as an increase of $878,000 to retained earnings at that date, with corresponding increases in the current and non-current future income tax assets of $238,000 and $1,898,000, and an increase in the future income tax liability of $1,258,000. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

3.  INVESTMENT IN GOLDCORP INC.

    As at June 30, 2000, the Company owns 8,935,060 Class A subordinate voting shares (December 31, 1999 -- 8,935,060; December 31, 1998 -- 8,935,060), and
    4,633,600 Class B multiple voting shares (December 31, 1999 -- 4,633,600; December 31, 1998 -- 2,393,600) of Goldcorp, representing an approximate 17.2% equity interest and a 43.6% voting interest (December 31, 1999 -- 17.4% equity interest and 43.9% voting interest; December 31, 1998 -- 16.4% equity interest and 34.0% voting interest). The Company's investment in Goldcorp shares has a quoted market value at June 30, 2000 of $160,740,000 (December 31, 1999 -- $114,887,000; December 31, 1998 -- $96,285,000).

    The Company recorded a loss related to its investment in Goldcorp of $997,000, including dilution gains, in the six months ended June 30, 2000 (six months ended June 30, 1999 -- earnings of $8,647,000). During the year ended December 31, 1999, the Company recorded earnings related to its Goldcorp investment of $11,928,000 (1998 -- earnings of $236,000; 1997 --
    loss of $21,087,000). The excess of the Company's aggregate investment in Goldcorp over the Company's equity in the net assets of Goldcorp, amounting to $2,300,000, is being amortized over the estimated economic lives of the mining properties to which it relates.

    As part of a reorganization in 1994, CSA was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B multiple voting shares of Goldcorp at an exercise price of $4.035 per Class B share. The warrant was exercised on March 26, 1999 at a cost of $9,038,400.

    On May 13, 1999, pursuant to an underwriting agreement, Goldcorp issued to a syndicate of underwriters 6,000,000 Units of Goldcorp at a price of $10.00 per Unit for net proceeds of $58,228,000. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one Class A subordinate voting share of Goldcorp at any time on or before May 13, 2009, at a price of $20.00 per share. As a result of this equity issue, a dilution gain of $8.2 million was recorded by CSA.

4.  INVESTMENT IN AND ADVANCES TO LEXAM EXPLORATIONS INC.

    As at June 30, 2000, the Company owns 7,906,377 common shares of Lexam (December 31, 1999 -- 7,906,377; December 31, 1998 -- 7,475,343)
    representing a 32.2% interest in Lexam (December 31, 1999 -- 32.2%; December 31, 1998 -- 34.1%). The Company's investment in Lexam has a book value of $491,000 and a quoted market value at June 30, 2000 of $1,660,000 (December 31, 1999 -- $791,000; December 31, 1998 -- $1,719,000).

    The Company recorded earnings related to its investment in Lexam in the six months ended June 30, 2000 of $16,000 (six months ended June 30, 1999 -- loss of $19,000). During the year ended December 31, 1999, there was a loss related to its Lexam investment of $1,336,000 (1998 -- loss of $741,000; 1997 -- loss of $423,000).

    Lexam is currently not able to fund its operating costs and exploration programs. In 1999, Lexam abandoned certain properties and has effectively forfeited its Greenland property licences due to unfulfilled expenditure commitments. The Company is pursuing several alternatives to address these issues, including joint venturing certain properties and seeking additional sources of debt or equity financing.

    In November 1998, the Company agreed to provide a secured demand loan facility to Lexam for $900,000. Interest is at the rate of prime plus 1% and is payable on demand. The demand loan has been fully drawn down and at June 30, 2000 the balance outstanding, including accrued interest, is $997,000. At December 31, 1999, the demand loan balance, including accrued interest, was $962,000 and at December 31, 1998, the balance was $503,000.

    The loan facility is, however, insufficient to fund Lexam's ongoing operating costs and arrears in its required qualifying work expenditures. There can be no assurance that Lexam will be successful in obtaining additional financing to fund such expenditure commitments, and to repay the CSA loan facility.

    On February 3, 1998 Lexam completed an issue of 2,431,034 Special Warrants for net proceeds of $2,100,000. The Company subscribed for 431,034 Special Warrants for a total cost of $500,000. In June 1998, pursuant to the terms of the agency agreement and pursuant to the terms of the Special Warrants, an additional 200,000 Special Warrants were issued to the holders (other than the Company) at no additional cost. On February 3, 1999, each Special Warrant was exercised for one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable to acquire one common share for $1.20 per share on or before February 3, 1999, which was subsequently extended to February 3, 2000 and expired unexercised.

5.  OTHER ASSETS

                                                                                   DECEMBER 31,
                                                                    JUNE 30,    ------------------
                                                                      2000       1999       1998
                                                                    --------    -------    -------
    Mining properties...........................................    $    --     $    --    $    64
                                                                    =======     =======    =======

    In 1999, the Company wrote off the carrying value of royalties.

6.  CAPITAL STOCK

    (A)  AUTHORIZED

       The Company's authorized capital stock consists of an unlimited number of Class A non-voting shares, Class B shares and Class C preferred shares.

       The holders of the Class A shares are entitled to receive non-cumulative dividends at an annual rate of up to five cents per share prior to any dividend in respect of the Class B shares and subject to the preferential rights of the holders of Class C preferred shares. The holders of the Class B shares are then entitled to receive non-cumulative dividends at an annual rate of up to five cents per share. Thereafter, the Class A and Class B shares participate equally as to dividend entitlement. The holders of the Class C preferred shares are entitled to receive fixed, non-cumulative preferential dividends at the annual rate of $0.50 per share prior to any dividend in respect of the Class A and Class B shares. At June 30, 2000 and at December 31, 1999 and 1998, no Class C preferred shares were issued or outstanding.

       The Class A shares are non-voting and rank on a parity with the Class B shares in the event of the liquidation, dissolution or windup of the Company. The Class A shares may be converted into Class B shares on a one-for-one basis in certain situations. The Class B shares are convertible into Class A shares at any time at the holder's option on a one-for-one basis.

    (B)  CHANGES IN CAPITAL STOCK

                                                                                           DECEMBER 31,
                                                                     ---------------------------------------------------------
                                                   JUNE 30, 2000           1999                1998                1997
                                                 -----------------   -----------------   -----------------   -----------------
                                                 SHARES    AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT
                                                 -------   -------   -------   -------   -------   -------   -------   -------
                                                 (000's)             (000's)             (000's)             (000's)
         CLASS A SHARES
         Outstanding at beginning of period...    6,033    $27,119    6,023    $27,034    6,016    $26,981    5,831    $26,590
         Issued pursuant to employee share
           purchase plan......................        3        20         4        31         4        34         3         34
         Exercise of stock options............       --        --         6        54         3        19       185        369
         Purchased for cancellation...........       --        --        --        --        --        --        (3)       (12)
                                                  -----    -------    -----    -------    -----    -------    -----    -------
         Outstanding at end of period.........    6,036    $27,139    6,033    $27,119    6,023    $27,034    6,016    $26,981
                                                  =====    =======    =====    =======    =====    =======    =====    =======
         CLASS B SHARES
         Outstanding at beginning and end of
           period.............................      492    $    5       492    $    5       492    $    5       492    $     5
                                                  -----    -------    -----    -------    -----    -------    -----    -------
         Total capital stock..................             $27,144             $27,124             $27,039             $26,986
                                                           =======             =======             =======             =======

    (C)  EMPLOYEE INCENTIVE PLAN

       The Company has an employee incentive plan, consisting of an employee share bonus plan, an employee share loan plan, an employee share purchase plan and an employee share option plan. A maximum of 540,672 Class A shares may be issued under the four plans comprising the employee incentive plan.

         SHARE BONUS PLAN

       Under the Share Bonus Plan, shares can be issued to full-time salaried employees as a bonus in recognition of service as determined by the Board of Directors. There have been no shares granted under the Share Bonus Plan.

         SHARE LOAN PLAN

       The Share Loan Plan provides for a loan to be made by the Company to full-time salaried employees to assist them in purchasing Class A shares. The Board of Directors selects the persons entitled to receive benefits and determines the terms and conditions of the loan and the number of shares which may be purchased. There have been no loans granted under the Share Loan Plan.

         SHARE PURCHASE PLAN

       The Share Purchase Plan calls for Company contributions of an amount equal to 75% of an employee's contributions, which can amount to a maximum of 10% of their basic annual salary. The Class A shares are issued monthly based on the simple average of the closing prices of the shares during the five trading days immediately prior to issuance.

         SHARE OPTION PLAN

       The Board of Directors may, at its discretion, grant options to purchase Class A shares which are exercisable over a period of a maximum of ten years, to directors, officers or full-time salaried employees of the Company or its affiliates. Stock appreciation rights also may be granted. For purposes of the Plan, all grants are made at market value. All current options expire on or before December 7, 2009. There have been no stock appreciation rights issued.

                                                                   OPTIONS                      AVERAGE EXERCISE PRICE
                                                       --------------------------------   -----------------------------------
                                                                      DECEMBER 31,                         DECEMBER 31,
                                                       JUNE 30,   ---------------------   JUNE 30,   ------------------------
                                                         2000     1999    1998    1997      2000      1999     1998     1997
                                                       --------   -----   -----   -----   --------   ------   ------   ------
                                                                   (000's)                           ($ per share)
         Outstanding at beginning of period..........     395       525      93     307    $10.06    $ 9.70   $14.76   $ 7.14
         Granted.....................................      --        25     435      --        --      8.55     8.60       --
         Exercised...................................      --        (6)     (3)   (185)       --     (8.60)   (6.38)   (2.00)
         Cancelled/Expired...........................      --      (149)     --     (29)       --     (8.60)      --   (15.04)
                                                        -----     -----   -----   -----    ------    ------   ------   ------
         Outstanding at end of period................     395       395     525      93    $10.06    $10.06   $ 9.70   $14.76
                                                        =====     =====   =====   =====    ======    ======   ======   ======

                                                                           NUMBER        CURRENTLY
         EXERCISE PRICE                                                  OUTSTANDING    EXERCISABLE    EXPIRY DATE
         --------------                                                  -----------    -----------    -----------
                                                                           (000's)
         $ 8.55......................................................         25               6       December 2009
         $ 8.60......................................................        280             140       December 2008
         $15.04......................................................         90              90       August 2001
                                                                            ----           -----
                                                                             395             236
                                                                            ====           =====

    (D)  CHANGES IN CONTRIBUTED SURPLUS

                                                                            SIX MONTHS
                                                                          ENDED JUNE 30,        YEARS ENDED DECEMBER 31,
                                                                        ------------------    -----------------------------
                                                                         2000       1999       1999       1998       1997
                                                                        -------    -------    -------    -------    -------
         Balance at beginning of year...............................    $ 2,717    $ 2,717    $ 2,717    $ 2,717    $ 9,007
         Elimination of deficit.....................................         --         --         --         --     (6,276)
         Premium on purchase of Class A shares......................         --         --         --         --        (14)
                                                                        -------    -------    -------    -------    -------
                                                                        $ 2,717    $ 2,717    $ 2,717    $ 2,717    $ 2,717
                                                                        =======    =======    =======    =======    =======

       By directors' resolution, effective December 31, 1997, accumulated retained earnings deficit was eliminated by an offsetting reduction in contributed surplus.

7.  INCOME TAXES

    Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes (note 2). The significant components of the income tax recovery at June 30, 2000, comprise the following:

                                                                    JUNE 30,
                                                                      2000
                                                                    --------
    Future tax recovery.........................................    $  (410)
    Future income tax benefit resulting from reduction in
      corporate tax rates.......................................       (490)
                                                                    -------
                                                                    $  (900)
                                                                    =======

    The provision for income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of approximately 43% (1999-1997 -- 45%) as described in the table below:

                                                                         JUNE 30,                 DECEMBER 31,
                                                                    ------------------    -----------------------------
                                                                     2000       1999       1999       1998       1997
                                                                    -------    -------    -------    -------    -------
    Income tax recovery calculated using statutory tax rates....    $  (537)   $ 3,841    $ 4,540    $  (296)   $(9,743)
    Non-taxable income (losses).................................         --     (3,883)    (4,766)       227      9,679
    Application of unrecognized tax loss carryforwards and
      deductions................................................         --         --        (82)      (119)       (16)
    Unrecognized tax loss carryforwards and deductions..........         --         42        278        216         --
    Non-deductible portion of capital losses....................        145         --         --         --         --
    Large corporations tax......................................         --          6         12         12         12
    Reduction in statutory rates................................       (490)        --         --         --         --
    Other.......................................................        (18)        --         --         --         (2)
                                                                    -------    -------    -------    -------    -------
                                                                    $  (900)   $     6    $   (18)   $    40    $   (70)
                                                                    =======    =======    =======    =======    =======

    The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at June 30, 2000 are presented below:

    FUTURE TAX ASSETS -- CURRENT PORTION
    Marketable securities.......................................    $   223
    FUTURE TAX ASSETS -- LONG TERM PORTION
    Non capital loss carryforwards..............................        407
    Plant and equipment.........................................         10
    Investment in Lexam Explorations Inc........................      1,330
    Mining interest.............................................         18
    Less: valuation allowance...................................        (18)
                                                                    -------
                                                                      1,970
    FUTURE TAX LIABILITIES
    Investment in Goldcorp Inc..................................      3,829
                                                                    -------
                                                                      3,829
                                                                    -------
                                                                    $(1,859)
                                                                    =======

    At June 30, 2000, the Company has non capital loss carryforwards of approximately $290,000 available for Canadian income tax purposes, which expire between 2006 and 2007.

    At June 30, 2000, the Company's subsidiary has non capital loss carryforwards of approximately $677,000 available for Canadian income tax purposes, which expire between 2005 and 2007.

8.  RELATED PARTY TRANSACTIONS

    Fees are received from Goldfund Ltd. and Goldtrust for general administrative, management and transfer agent services provided by the Company. The costs associated with these activities are included in general and administrative expenses. CSA reimbursed Goldcorp for its share of common corporate administrative costs in the aggregate amount of $18,000 for the six months ended June 30, 2000 (six months ended June 30, 1999 -- $18,000). For each of the twelve months ended December 31, 1999, 1998 and 1997, the aggregate cost was $36,000.

    In November 1998, the Company agreed to provide a secured demand loan facility to Lexam for $900,000. Interest is at the rate of prime plus 1% and is payable on demand. The demand loan has been fully drawn down, and at June 30, 2000, the balance outstanding, including accrued interest, is $997,000.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of all short-term investments, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these items.

10. SUBSEQUENT EVENT

    On September 29, 2000, Goldcorp and CSA announced that their respective Boards of Directors approved the proposed reorganization (the "Reorganization") whereby shareholders of Goldcorp and CSA would receive common shares of the new Goldcorp Inc. ("New Goldcorp"). Goldcorp, CSA and the New Goldcorp will be amalgamated and all Goldcorp shares held by CSA will be cancelled. Holders of Goldcorp and CSA shares will exchange shares on the following basis:

    - 1.00 New Goldcorp common share for 1.00 Goldcorp Class A subordinate voting share;

    -  1.25 New Goldcorp common shares for 1.00 Goldcorp Class B share;

    -  2.10 New Goldcorp common shares for 1.00 CSA Class A non-voting share;

    -  6.00 New Goldcorp common shares for 1.00 CSA Class B share.

    Holders of Goldcorp stock options and warrants, and CSA stock options will receive identical New Goldcorp instruments converted on the same basis as the underlying shares. Currently there are warrants outstanding to acquire 3,000,000 Goldcorp Class A shares, and stock options outstanding to acquire 4,290,000 Goldcorp Class A shares and 395,000 CSA Class A shares. On completion of the Reorganization, New Goldcorp will have approximately 81,065,000 common shares outstanding at June 30, 2000, on a proforma basis, which has been calculated as follows:

                                                                                                              PROFORMA
                                                    TOTAL                   NEW GOLDCORP    SHARES TO BE    NEW GOLDCORP
                                                   SHARES       EXCHANGE     SHARES TO      CANCELLED ON       SHARES
    SHARE DESCRIPTION                            OUTSTANDING     RATIO       BE ISSUED      AMALGAMATION    OUTSTANDING
    -----------------                            -----------    --------    ------------    ------------    ------------
                                                   (000's)                    (000's)                         (000's)
    Goldcorp Class A.........................      73,498         1.00         73,498          (8,935)         64,563
    Goldcorp Class B.........................       5,333         1.25          6,666          (5,792)            874
    CSA Class A..............................       6,036         2.10         12,676                          12,676
    CSA Class B..............................         492         6.00          2,952                           2,952
                                                                              -------         -------         -------
                                                                               95,792         (14,727)         81,065
                                                                              =======         =======         =======

    The Reorganization is subject to the approval by the shareholders of Goldcorp and CSA, and must be approved by the courts and various regulatory bodies.

                               INDEX TO SCHEDULES

SCHEDULE A-1  -- CSA Management Inc. Arrangement Resolution...............    SA-1
SCHEDULE A-2  -- Goldcorp Inc. Arrangement Resolution.....................    SA-2
SCHEDULE B    -- Stock Option Resolution..................................    SB-1
SCHEDULE C    -- Arrangement Agreement....................................    SC-1
SCHEDULE D    -- New Goldcorp Stock Option Plan...........................    SD-1
SCHEDULE E    -- New Goldcorp Shareholder Rights Plan.....................    SE-1
SCHEDULE F    -- New Goldcorp By-Law No. 1................................    SF-1
SCHEDULE G    -- National Bank Financial Valuation and Fairness Opinion...    SG-1
SCHEDULE H    -- Research Capital Valuation and Fairness Opinion..........    SH-1
SCHEDULE I    -- Interim Order............................................    SI-1
SCHEDULE J    -- Section 185 of the Business Corporations Act (Ontario)...    SJ-1

                                  SCHEDULE A-1

                   CSA MANAGEMENT INC. ARRANGEMENT RESOLUTION

                      ARRANGEMENT UNDER SECTION 182 OF THE
                      BUSINESS CORPORATIONS ACT (ONTARIO)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1. the Arrangement under section 182 of the Business Corporations Act (Ontario) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Schedule C to the Joint Management Information Circular (the "Circular") accompanying the notice of this meeting is hereby approved and authorized;

     2. for further certainty, the Shareholder Rights Plan which shall become effective on completion of the Arrangement, substantially in the form and on the terms of the plan set forth in Schedule E to the Circular is hereby approved and authorized;

     3. the Arrangement Agreement among the Corporation and Goldcorp Inc. attached as Schedule C to the Circular is hereby confirmed, ratified and approved;

     4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the board of directors of the Corporation may amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement without further approval of the shareholders; and

     5. each of the directors and officers of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and to execute and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to give effect to this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument or the taking of any such action.

                                  SCHEDULE A-2

                      GOLDCORP INC. ARRANGEMENT RESOLUTION

                      ARRANGEMENT UNDER SECTION 182 OF THE
                      BUSINESS CORPORATIONS ACT (ONTARIO)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1. the Arrangement under section 182 of the Business Corporations Act (Ontario) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Schedule C to the Joint Management Information Circular (the "Circular") accompanying the notice of this meeting is hereby confirmed, ratified and approved;

     2. for further certainty, the Shareholder Rights Plan which shall become effective on completion of the Arrangement, substantially in the form and on the terms of the plan set forth in Schedule E to the Circular is hereby approved and authorized;

     3. the Arrangement Agreement among the Corporation and CSA Management Inc. attached as Schedule C to the Circular is hereby confirmed, ratified and approved;

     4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the board of directors of the Corporation may amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement without further approval of the shareholders; and

     5. each of the directors and officers of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and to execute and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to give effect to this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument or the taking of any such action.

                                   SCHEDULE B

                            STOCK OPTION RESOLUTION

                         NEW GOLDCORP STOCK OPTION PLAN

BE IT RESOLVED THAT:

     1. Subject to completion of the Arrangement under section 182 of the Business Corporations Act (Ontario) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Schedule C to the Joint Management Information Circular accompanying the notice of this meeting, Goldcorp Inc., the amalgamated corporation resulting from the Arrangement (the "Corporation") is hereby authorized to create a new stock option plan substantially in the form and on the terms of the plan set forth in Schedule D to the Joint Management Information Circular accompanying the notice of this meeting; and

     2. each of the directors and the officers of the Corporation is hereby authorized, for and on behalf of the Corporation, to deliver all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument or the taking of any such action.

                                   SCHEDULE C

                             ARRANGEMENT AGREEMENT

     THIS AGREEMENT made as of the 29th day of September, 2000.

B E T W E E N:

        CSA MANAGEMENT INC., a corporation existing under the laws of the Province of Ontario, (hereinafter referred to as "CSA"),

                                                              OF THE FIRST PART,

                                        - and -

        GOLDCORP INC., a corporation existing under the laws of the Province of Ontario, (hereinafter referred to as "GOLDCORP"),

                                                             OF THE SECOND PART.

     WHEREAS CSA intends to propose to the holders of its Class A Non-Voting Shares and Class B Shares an arrangement under Section 182 of the Business Corporations Act (Ontario) ("OBCA") on the terms of the Plan of Arrangement annexed hereto as Exhibit 1;

     AND WHEREAS Goldcorp intends to propose to the holders of its Class A Subordinate Voting Shares and Class B Shares an arrangement under Section 182 of the OBCA on the terms of the Plan of Arrangement annexed hereto as Exhibit 1;

     AND WHEREAS each of the parties to this Agreement has agreed to participate in the Arrangement (as hereinafter defined);

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

     "AGREEMENT" means this Arrangement Agreement, including the exhibits attached hereto and all amendments made hereto;

     "ARRANGEMENT" means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions substantially set forth in Plan of Arrangement or any amendment or variation thereto made in accordance with
     Section 6.1 of this Agreement;

     "BUSINESS DAY" means a day on which the TSE and the NYSE are open for trading;

     "CERTIFICATE OF ARRANGEMENT" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

     "COURT" means the Ontario Superior Court of Justice (Commercial Court);

     "CSA CLASS A NON-VOTING SHARES" means the Class A Non-Voting Shares of CSA;

     "CSA CLASS B SHARES" means the Class B Shares of CSA;

     "CSA EMPLOYEE INCENTIVE PLAN" means the employee incentive plan approved by the shareholders of CSA on March 16, 1994 under which options for the purchase of CSA Class A Non-Voting Shares may be granted to directors, officers and employees of CSA and its affiliates;

     "CSA MEETING" means the special meeting of the shareholders of CSA to be held for the purpose of considering and, if thought fit, approving the Arrangement;

     "CSA SHARES" means the CSA Class A Non-Voting Shares and the CSA Class B Shares, collectively;

     "CSA STOCK OPTIONS" means an option (whether or not vested) to purchase CSA Class A Non-Voting Shares under the CSA Employee Incentive Plan;

     "DIRECTOR" means the Director appointed under Section 278 of the OBCA;

     "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be endorsed by the Director giving effect to the Arrangement;

     "FINAL ORDER" means the final order made by the Court pursuant to Section 182(5) of the OBCA approving the Arrangement;

     "GOLDCORP CLASS A SUBORDINATE VOTING SHARES" means the Class A subordinate voting shares of Goldcorp;

     "GOLDCORP CLASS B SHARES" means the Class B multiple voting shares of Goldcorp;

     "GOLDCORP MEETING" means the special meeting of the shareholders of Goldcorp to be held for the purpose of considering and, if thought fit, approving the Arrangement;

     "GOLDCORP SHARES" means the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares, collectively;

     "GOLDCORP STOCK OPTION PLAN" means the Goldcorp 1994 Executive Stock Option
     Plan: Restated May 20, 1997, as amended on June 1, 2000, under which options for the purchase of Goldcorp Class A Subordinate Voting Shares may be granted to directors, officers, employees and consultants of Goldcorp and its affiliates;

     "GOLDCORP STOCK OPTION" means an option (whether or not vested) to purchase one (1) Goldcorp Class A Subordinate Voting Share under the Goldcorp Stock Option Plan;

     "GOLDCORP WARRANT INDENTURE" means the Share Purchase Warrant Indenture entered into between Goldcorp and the Warrant Trustee dated May 13, 1999;

     "GOLDCORP WARRANTS" means the 3,000,000 outstanding warrants to purchase Goldcorp Class A Subordinate Voting Shares at any time from time to time until May 13, 2009 at an exercise price of $20.00 per Goldcorp Class A Subordinate Voting Share, issued pursuant to the Goldcorp Warrant Indenture;

     "INFORMATION CIRCULAR" means the joint management information circular to be sent to shareholders of each of CSA and Goldcorp in connection with the each of the CSA Meeting and the Goldcorp Meeting, respectively;

     "INTERIM ORDER" means the order of the Court relating to the CSA Meeting and the Goldcorp Meeting made pursuant to the application therefor contemplated by subsection 4.1(d);

     "NEW GOLDCORP" means the continuing corporation resulting from the amalgamation of CSA and Goldcorp upon the Arrangement becoming effective;

     "NEW GOLDCORP COMMON SHARES" means the common shares of New Goldcorp to be issued upon the Arrangement becoming effective, having the rights, privileges, conditions and restrictions set forth in the Plan of Arrangement;

     "NEW GOLDCORP SUPPLEMENTAL INDENTURE" means the supplemental indenture to be entered into between New Goldcorp and the Warrant Trustee pursuant to
     Section 7.02 of the Goldcorp Warrant Indenture;

     "NEW GOLDCORP WARRANTS" means the 3,000,000 warrants to purchase New Goldcorp Common Shares at any time and from time to time until May 13, 2009 at an exercise price of $20.00 per New Goldcorp Common Share, in the form attached as Appendix 2 to the Plan of Arrangement;

     "NYSE" means the New York Stock Exchange, Inc.;

     "OBCA" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;

     "PLAN OF ARRANGEMENT" means the plan of arrangement annexed hereto as
     Exhibit 1 and any amendment or variation thereto made in accordance with
     Section 6.1 of this Agreement;

     "TSE" means The Toronto Stock Exchange Inc.; and

     "WARRANT TRUSTEE" means Montreal Trust Company of Canada in its capacity as trustee under the Goldcorp Warrant Indenture.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

     The division of this Agreement into articles, sections and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "ARTICLE", "SECTION" or "EXHIBIT" followed by a number and/or a letter refer to the specified article, section or exhibit of this Agreement. The terms "THIS AGREEMENT", "HEREOF ", "HEREIN" and "HEREUNDER" and similar expressions refer to this Agreement and not to any particular Article or section hereof or Exhibit hereto.

1.3 CURRENCY

     Unless otherwise expressly provided, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 NUMBER, ETC.

     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include firms and corporations.

1.5 DATE FOR ANY ACTION

     If any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 ENTIRE AGREEMENT

     This Agreement, together with the exhibits and the agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

                                   ARTICLE 2
                                  ARRANGEMENT

2.1 EFFECTIVE DATE OF ARRANGEMENT

     The Arrangement shall become effective at 12:01 a.m. on the date on which the Director issues the Certificate of Arrangement.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1 MUTUAL REPRESENTATIONS AND WARRANTIES

     Each of CSA and Goldcorp represents and warrants to and in favour of the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement;

     (a) it has been duly formed and is validly existing under the OBCA and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as conducted at present;

     (b) it has the corporate capacity and power to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

     (c) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby to which it is a party have been duly approved by its board of directors;

     (d) this Agreement constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the availability of equitable remedies and laws affecting the enforceability of creditors' rights generally;

     (e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby will not result in a violation or breach of or default under any of the terms or provisions of its articles or by-laws or any indenture or other agreement or instrument, written or oral, to which it is a party or by which it is bound or result in the creation of any lien, charge or encumbrance upon any of its material assets under any such agreement or instrument and do not breach any provision of any law or administrative regulation or any judicial or administrative award, judgment or decree applicable to it, the breach of which would have a material adverse effect on it;

     (f) the information (including the financial information) set forth in the Information Circular relating to it and its subsidiaries and other interests, their respective businesses and property and the effect of the Arrangement thereon is true, correct and complete in all material respects as at the date as of which such information is given and does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made; and

     (g) there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind nor are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement.

3.2 REPRESENTATIONS AND WARRANTIES OF CSA

     CSA represents and warrants to and in favour of Goldcorp as follows and acknowledges that CSA is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

     (a) CSA is the registered holder and beneficial owner of 8,935,060 Goldcorp Class A Subordinate Voting Shares and 4,633,600 Goldcorp Class B Shares;

     (b) the authorized capital of CSA consists of an unlimited number of CSA Class A Subordinate Voting Shares and an unlimited number of CSA Class B Shares;

     (c) the only outstanding shares in the capital of CSA are 6,038,827 CSA Class A Subordinate Voting Shares and 492,308 CSA Class B Shares, and all of the outstanding CSA Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares; and

     (d) except for holders of options to purchase in the aggregate 395,000 CSA Class A Non-Voting Shares pursuant to the CSA Employee Incentive Plan and as otherwise contemplated by the Plan of Arrangement, no person has any agreement, option, warrant, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription, allotment or issuance of any unissued CSA Shares or any other securities of CSA.

3.3 REPRESENTATIONS AND WARRANTIES OF GOLDCORP

     Goldcorp represents and warrants to and in favour of CSA as follows and acknowledges that CSA is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

     (a) the authorized capital of Goldcorp consists of an unlimited number of Goldcorp Class A Subordinate Voting Shares, an unlimited number of Goldcorp Class B Shares and an unlimited number of preferred shares;

     (b) the only outstanding shares in the capital of CSA are 73,518,273 Goldcorp Class A Subordinate Voting Shares and 5,332,654 Goldcorp Class B Shares, and all of the outstanding Goldcorp Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares; and

     (c) except in connection with the Goldcorp Warrants and with respect to holders of options to purchase in the aggregate 4,282,733 Goldcorp Class A Subordinate Voting Shares pursuant to the Goldcorp Stock Option Plan and as otherwise contemplated by the Plan of Arrangement, no person has any agreement, option, warrant, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription, allotment or issuance of any unissued Goldcorp Shares or any other securities of Goldcorp.

                                   ARTICLE 4
                                   COVENANTS

4.1 COVENANTS OF CSA AND GOLDCORP

     Each of CSA and Goldcorp covenants and agrees with the other as follows:

     (a) the information set forth in the Information Circular relating to it and its subsidiaries and other interests, their respective business and property and the effect of the Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

     (b) until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except with the written consent of the other party hereto or as contemplated hereby, each of CSA and Goldcorp shall:

        (i) carry on its business in the ordinary course in substantially the same manner as heretofore conducted and shall preserve intact its present business organization;

        (ii) not declare any dividends on or make any other distribution in respect of any of its outstanding securities;

        (iii) not issue, set aside, reserve, authorize or propose the issuance of, or purchase or redeem or propose the purchase or redemption of any shares of any class or series in its capital or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities, except the exercise in the ordinary course in respect of the Goldcorp Warrant Indenture, CSA Employee Incentive Plan or the Goldcorp Stock Option Plan, respectively;

        (iv) not guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities, except in the ordinary course; and

        (v) not amalgamate, merge or consolidate with any corporation or body corporate;

     (c) it shall expeditiously file and mail the Information Circular in accordance with all applicable laws and regulatory requirements;

     (d) it shall perform the obligations required to be performed by it under the Plan of Arrangement and shall do all such acts and things as may be necessary or required in order to give effect to the Arrangement and without limiting the generality of the foregoing, it shall use its best efforts to:

        (i) obtain the approvals, including the approvals of its shareholders, required for the implementation of the Arrangement;

        (ii) apply to the Court pursuant to Section 182 of the OBCA for the Interim Order providing for, among other things, the calling and holding of the CSA Meeting and the Goldcorp Meeting for the purpose of considering and, if thought fit, approving the Arrangement and if the approval of the Arrangement as set forth in the Interim Order is obtained, thereafter take all necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct;

        (iii) use all reasonable commercial efforts to obtain all listing approvals from the TSE and the NYSE in connection with the Arrangement;

        (iv) file articles of arrangement in respect of the Arrangement;

        (v) obtain such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1 hereof; and

        (vi) use all reasonable commercial efforts to arrange for the execution and delivery by New Goldcorp of the New Goldcorp Supplemental Indenture and the delivery of New Goldcorp Warrants to be issued in exchange for Goldcorp Warrants;

     (e) cause New Goldcorp to make, in a timely manner, all necessary filings with the United States Securities and Exchange Commission; and

     (f) give prompt notice to the other party of the occurrence or failure to occur, at any time prior to the Effective Date, of any event the occurrence or failure to occur of which would, or would be likely to:

        (i) cause any of its representations or warranties contained herein to be untrue or inaccurate in any material respect; or

        (ii) result in its failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder,

        provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

                                   ARTICLE 5
                              CONDITIONS PRECEDENT

5.1 MUTUAL CONDITIONS PRECEDENT

     The obligations of each party hereto to complete the transactions contemplated by this Agreement and to file articles of arrangement to give the effect to the Arrangement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent:

     (a) the Arrangement, with or without amendment, shall have been approved at each of the CSA Meeting and the Goldcorp Meeting in accordance with the Interim Order;

     (b) each of the Interim Order and the Final Order shall have been obtained in form and on terms with satisfactory to each of CSA and Goldcorp;

     (c) the Final Order, together with articles of arrangement, shall have been accepted by the Director for filing;

     (d) the TSE shall have approved or conditionally approved the listing thereon of: (i) the New Goldcorp Common Shares issuable to holders of CSA Shares and Goldcorp Shares pursuant to the Arrangement and in respect of the New Goldcorp Common Shares issuable in connection with the Arrangement to holders of CSA Stock Options and Goldcorp Stock Options; (ii) the New Goldcorp Warrants; and (iii) the New Goldcorp Common Shares issuable upon the exercise of the New Goldcorp Warrants;

     (e) the NYSE shall have approved or conditionally approved the listing thereon of: (i) the New Goldcorp Common Shares issuable to holders of CSA Shares and Goldcorp Shares pursuant to the Arrangement and in respect of New Goldcorp Common Shares issuable in connection with the Arrangement to holders of CSA Stock Options and Goldcorp Stock Options; and (ii) the New Goldcorp Common Shares issuable upon the exercise of the New Goldcorp Warrants;

     (f) all consents, orders, rulings, approvals and assurances, including any regulatory approvals which are required, necessary or desirable for the completion of the Arrangement shall have been obtained;

     (g) there shall not be in force any order or decree restraining or enjoining the implementation of the transactions contemplated by this Agreement involving such party and there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement involving such party that could, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement;

     (h) none of the consents, orders or approvals required for the implementation of the Arrangement shall contain terms or conditions that require undertaking or security considered unsatisfactory or unacceptable to such party, acting reasonably;

     (i) all covenants of the other party hereto under this Agreement to be performed for such party's benefit on or before the Effective Date shall have been duly performed in all material respects;

     (j) all representations and warranties of the other party hereto in favour of such party under this Agreement shall be true and correct on the date hereof and as of the Effective Date, with the same effect as if such representations and warranties had been made at and as of such date, and such party shall have received certificates, addressed to it and dated the Effective Date, of two senior officers of the other corporate party hereto confirming the same;

     (k) the board of directors of the other party hereto shall have passed all necessary resolutions, and all other necessary corporate action shall have been taken by such party to authorize and complete the transactions contemplated by this Agreement involving such party;

     (l) CSA and Goldcorp shall not have received, collectively, notices of the exercise of rights of dissent under Section 185 of the OBCA in respect of more than 5% of the aggregate number of CSA Shares and Goldcorp Shares issued and outstanding as at the date of the Information Circular; and

     (m) this Agreement shall not have been terminated pursuant to Section 6.2.

5.2 MERGER OF CONDITIONS

     The conditions precedent set forth in this Agreement shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement in respect of the Arrangement is issued by the Director; provided that nothing in this Section 5.2 shall relieve any party from its obligations relating to such party's representations and warranties contained herein.

                                   ARTICLE 6
                           AMENDMENT AND TERMINATION

6.1 AMENDMENTS IN RESPECT OF ARRANGEMENT

     (a) Subject as hereinafter provided and to applicable law, the provisions of this Agreement with respect to the Arrangement may, at any time before or after the holding of the CSA Meeting or the Goldcorp Meeting, be amended without further notice to, or authorization on the part of, the shareholders of CSA or Goldcorp by written agreement of the parties hereto, provided that any such amendment does not materially adversely affect the shareholders of either of CSA or Goldcorp.

     (b) The provisions of this Agreement with respect to the Arrangement may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 5.1, 5.2 and 6.2 shall remain unaffected.

6.2 TERMINATION

     (a) If any condition herein for the benefit of a party hereto is not satisfied at or before the Effective Date to the satisfaction of such party, then such party, by notice to the other party hereto, may terminate this Agreement, but without detracting from the rights of such party arising from any breach of covenant by another party hereto but for which the condition would have been satisfied.

     (b) This Agreement may at any time, before or after any of the CSA Meeting or Goldcorp Meeting, be terminated by the mutual agreement of the parties hereto without further action on the part of their respective shareholders.

6.3 EFFECT OF TERMINATION

     Upon the termination of this Agreement pursuant to Section 6.2, this Agreement shall forthwith terminate and, except in the case of a party hereto that is not in compliance with its obligations hereunder, no party hereto shall have any liability or further obligation to any other party hereto.

                                   ARTICLE 7
                                    GENERAL

7.1 TRANSACTION COSTS

     All costs, charges and expenses incurred at any time up to the Effective Date, if any, by any of the parties hereto in connection with this Agreement and the transactions contemplated hereby including printing, legal and other costs, charges and expenses common to parties hereto shall be borne by CSA as to 50% and Goldcorp as to 50%.

7.2 NOTICES

     All notices and other communications which may or are required to be given to any party hereto pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission in each case addressed to the particular party at:

        Suite 2700
        145 King Street West
        Toronto, Ontario
        M5H 1J8
        Attention: Chairman

or such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof.

7.3 ASSIGNMENT

     Neither of the parties hereto may assign its rights under this Agreement without the prior written consent of the other party hereto.

7.4 BINDING EFFECT

     This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns.

7.5 WAIVER AND MODIFICATIONS

     Either of the parties hereto may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations for its benefit of any other party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

7.6 GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

7.7 COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

                                         CSA MANAGEMENT INC.

                                         By:

                                         By:

                                         GOLDCORP INC.

                                         By:

                                         By:

                                   EXHIBIT 1

                    TO THE ARRANGEMENT AGREEMENT MADE AS OF
                    THE 29TH DAY OF SEPTEMBER, 2000 BETWEEN
                     CSA MANAGEMENT INC. AND GOLDCORP INC.

                              PLAN OF ARRANGEMENT

                                   ARTICLE 1
                                 INTERPRETATION

1.1 DEFINITIONS

     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

     "AMALGAMATION" means the amalgamation of CSA and Goldcorp by means of this Plan of Arrangement;

     "ARRANGEMENT AGREEMENT" means the agreement made as of the 29th day of September, 2000 between CSA and Goldcorp to which this Plan of Arrangement is set out as Exhibit 1, and all amendments thereto;

     "BUSINESS DAY" means a day on which the TSE and the NYSE are open for trading;

     "CERTIFICATE OF ARRANGEMENT" means the certificate of arrangement to be issued by the Director giving effect to the Arrangement;

     "CSA" means CSA Management Inc. a corporation existing under the OBCA;

     "CSA CLASS A NON-VOTING SHARES" means the Class A Non-Voting Shares of CSA;

     "CSA CLASS B SHARES" means the Class B Shares of CSA;

     "CSA SHARES" means the CSA Class A Non-Voting Shares and the CSA Class B Shares, collectively;

     "CSA STOCK OPTION" means an option (whether or not vested) to purchase CSA Class A Non-Voting Shares under the CSA Employee Incentive Plan;

     "CSA EMPLOYEE INCENTIVE PLAN" means the employee incentive plan effective March 31, 1994 under which options for the purchase of CSA Class A Non-Voting Shares may be granted to an Employee (as defined in the CSA Employee Incentive Plan);

     "DIRECTOR" means the Director appointed under Section 278 of the OBCA;

     "DISSENTING SHAREHOLDER" means, a holder of CSA Shares or a holder of Goldcorp Shares who exercises, or purports to exercise, rights of dissent in accordance with section 185 of the OBCA with respect to the special resolution approving the Arrangement;

     "EFFECTIVE DATE" means the date shown on the Certificate of Arrangement;

     "GOLDCORP" means Goldcorp Inc., a corporation existing under the OBCA;

     "GOLDCORP CLASS A SUBORDINATE VOTING SHARES" means the Class A subordinate voting shares of Goldcorp;

     "GOLDCORP CLASS B SHARES" means the Class B multiple voting shares of Goldcorp;

     "GOLDCORP SHARES" means the Goldcorp Class A Subordinate Voting Shares and the Goldcorp Class B Shares, collectively;

     "GOLDCORP STOCK OPTION" means an option (whether or not vested) to purchase one (1) Goldcorp Class A Subordinate Voting Share under the Goldcorp Stock Option Plan;

     "GOLDCORP STOCK OPTION PLAN" means the Goldcorp 1994 Executive Stock Option
     Plan: Restated May 20, 1997, as amended on June 1, 2000, under which options for the purchase of Goldcorp Class A Subordinate Voting Shares may be granted to directors, officers, employees and consultants of Goldcorp and its affiliates;

     "GOLDCORP WARRANT INDENTURE" means the Share Purchase Warrant Indenture entered into between Goldcorp and Montreal Trust Company of Canada, as trustee, dated May 13, 1999;

     "GOLDCORP WARRANTS" means the 3,000,000 outstanding warrants to purchase Goldcorp Class A Subordinate Voting Shares at any time and from time to time until May 13, 2009 at an exercise price of $20.00 per Goldcorp Class A Subordinate Voting Shares issued pursuant to the Goldcorp Warrant Indenture;

     "ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5(th) supplement), as amended;

     "NEW GOLDCORP" means the continuing corporation constituted by the Amalgamation;

     "NEW GOLDCORP COMMON SHARES" means the common shares of New Goldcorp to be issued upon the Arrangement becoming effective, having the rights, privileges, conditions and restrictions set forth in Appendix 1 to this Plan of Arrangement;

     "NEW GOLDCORP SHAREHOLDER RIGHTS PLAN" means the shareholder rights plan, substantially in the form of Appendix 4 to this Plan of Arrangement, to protect the Shareholders of New Goldcorp from take-over tactics and to provide additional time within which the board of directors of New Goldcorp may enhance the value of shareholders' investments in New Goldcorp, which plan shall become effective upon the Arrangement becoming effective.

     "NEW GOLDCORP WARRANTS" means the 3,000,000 warrants to purchase New Goldcorp Common Shares, at any time from time to time until May 13, 2009 at an exercise price of $20.00 per New Goldcorp Common Share in the form attached as Appendix 2 to this Plan of Arrangement;

     "NYSE" means the New York Stock Exchange, Inc.;

     "OBCA" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended; and

     "TSE" means The Toronto Stock Exchange Inc.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

     The division of this Plan of Arrangement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified article, section or schedule of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof ", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and the Schedules hereto and not to any particular article, section or schedule hereof and include any agreement or instrument supplementary or ancillary thereto.

1.3 CURRENCY

     Unless otherwise expressly provided, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 NUMBER, ETC.

     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include firms and corporations.

1.5 APPLICABLE LAW

     This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and laws of Canada applicable therein.

                                   ARTICLE 2
                             ARRANGEMENT AGREEMENT

2.1 ARRANGEMENT AGREEMENT

     This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement.

                                   ARTICLE 3
                                THE ARRANGEMENT

3.1 THE ARRANGEMENT

     On the Effective Date, subject to the provisions of Section 4.1 and Section
5.1 hereof, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

     (a) CSA and Goldcorp shall amalgamate and continue under the name "Goldcorp Inc." Upon the Amalgamation, the Goldcorp Shares held by CSA shall be cancelled without any repayment of capital in respect thereof and the holders of outstanding CSA Shares and Goldcorp Shares (other than CSA) shall receive fully paid and non-assessable New Goldcorp Common Shares as follows:

        -  2.10 New Goldcorp Common Shares for each CSA Class A Non-Voting
           Share;

        -  6.00 New Goldcorp Common Shares for each CSA Class B Share;

        - 1.00 New Goldcorp Common Share for each Goldcorp Class A Subordinate Voting Share; and

        -  1.25 New Goldcorp Common Shares for each Goldcorp Class B Share.

     (b) New Goldcorp shall add to the stated capital account of the New Goldcorp Common Shares an amount equal to the aggregate of the stated capital of the issued and outstanding CSA Class A Non-Voting Shares, the CSA Class B Shares, the Goldcorp Class A Subordinate Voting Shares and Goldcorp Class B Shares, immediately prior to the Amalgamation, other than any such shares held at such time by CSA or a Dissenting Shareholder who is paid the fair value of such shares.

     (c) Each of the CSA Stock Options shall, subject to all necessary regulatory shareholder approvals, entitle the holder thereof to purchase, in the aggregate, such number of New Goldcorp Common Shares as is equal to the number of CSA Shares subject to the related CSA Stock Option, multiplied by 2.1. The exercise price per New Goldcorp Common Share issuable pursuant to the CSA Stock Option shall be equal to the exercise price per share of the CSA Stock Option in effect immediately prior to the Effective Date, divided by 2.1. The term to expiry, conditions to and manner of exercising, vesting schedule (subject to any agreement with the holder thereof), status under applicable laws and all other terms and conditions of the CSA Stock Options shall remain unchanged.

     (d) Subject to all necessary regulatory shareholder approvals, each Goldcorp Stock Option shall entitle the holder thereof to purchase, in the aggregate, such number of New Goldcorp Common Shares as is equal to the number of Goldcorp Shares subject to the related Goldcorp Stock Option. The exercise price, the term to expiry, conditions to and manner of exercising, vesting schedule (subject to any agreement with the holder thereof), status under applicable laws and all other terms and conditions of Goldcorp Stock Options shall remain unchanged.

     (e) Each Goldcorp Warrant shall confer upon the holder of such warrant the right to purchase one New Goldcorp Common Share, at the same exercise price and otherwise on the same terms and conditions as set out in the Goldcorp Warrant Indenture.

     (f)  The New Goldcorp Shareholder Rights Plan shall come into effect.

3.2 NO FRACTIONAL SHARES

     No fractional New Goldcorp Common Shares shall be issued in connection with the Amalgamation. In lieu thereof, New Goldcorp shall pay to each person otherwise entitled to such a fractional interest an amount equal to the fractional interest multiplied by the simple average of the closing prices for the New Goldcorp Common Shares on the TSE for the first five days upon which such shares are traded on that exchange following the Effective Date. Payments to persons resident in the United States of America shall be made by way of cheque payable in the United States dollars, converted based upon the noon buying rate on the Effective Date in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Payments to all other persons shall be made by way of cheque.

3.3 NEW GOLDCORP

     Upon the Amalgamation, the following shall apply to and in respect of New
Goldcorp:

     (a) New Goldcorp shall possess all the property, rights, privileges and franchises of each of Goldcorp and CSA and shall be subject to all the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of Goldcorp and CSA.

     (b) There shall be no restrictions on the business which New Goldcorp is authorized to carry on.

     (c) The registered office of New Goldcorp shall be in the Municipality of Metropolitan Toronto in the Province of Ontario.

     (d) The authorized capital of the New Goldcorp shall consist of an unlimited number of common shares having the rights, privileges, conditions and restrictions set forth in Schedule 1 of this Plan of Arrangement.

     (e) The board of directors of New Goldcorp shall, until otherwise changed in accordance with the OBCA, consist of a minimum of three directors and a maximum of ten directors, the number of which may be fixed from time to time by the board of directors of New Goldcorp.

     (f) The by-laws of the New Goldcorp, until repealed, amended or altered, shall be as set forth in Appendix 3 to this Plan of Arrangement.

        At the Effective Date, the number of directors of New Goldcorp shall be eight. The first directors of New Goldcorp shall be in the individuals whose names and address appear below:

         NAME                                                                    ADDRESS
         ----                                                                    -------
         Robert R. McEwen, Chairman...............................                 --
         David R. Beatty..........................................                 --
         Stuart R. Horne..........................................                 --
         James P. Hutch...........................................                 --
         Brian W. Jones...........................................                 --
         Moezeddin N. Mozaffari...................................                 --
         Dr. Donald R.M. Quick....................................                 --
         Michael L. Stein.........................................                 --

        Such directors shall hold office until the first annual meeting of New Goldcorp or until their successors are duly elected or appointed.

        At the Effective Date, the officers of New Goldcorp shall be the individuals whose names and addresses appear below:

         NAME                                                                    ADDRESS
         ----                                                                    -------
         Robert R. McEwen,
           Chief Executive Officer................................                 --
         R. Bruce Humphrey
           Vice President, Gold Operations........................                 --
         Gilles R. Filion,
           Vice President, Exploration............................                 --
         Victoria K. Russell,
           Vice President, Legal Services.........................                 --
         John Begeman
           Vice President, Western Division.......................                 --
         Dennis R. Tuck, Treasurer................................                 --

        Such officers shall hold office at the pleasure of the board of directors of New Goldcorp.

     (g) Without limiting the borrowing powers of New Goldcorp as set forth in the OBCA, as amended from time to time, New Goldcorp may, from time to time, with or without the authority of any by-law or the authorization of the shareholders of New Goldcorp:

        (i) borrow money upon the credit of New Goldcorp including by way of overdraft;

        (ii) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of New Goldcorp whether secured or unsecured;

        (iii) charge, mortgage, hypothecate, pledge or otherwise create a security interest in the undertaking or in all or any currently owned or subsequently acquired real estate or personal, movable or immovable property of New Goldcorp, including book debts, rights, powers and franchises, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantees or any other present or future indebtedness or liability of New Goldcorp; and

        (iv) the foregoing powers or any of them may be exercised from time to time by the board of directors of New Goldcorp and may be delegated from time to time to any one or more individuals whether or not directors or officers of New Goldcorp with or without the authority by any by-law to that effect.

     (h) The auditors of New Goldcorp until the close of the first annual meeting shall be KPMG LLP, Chartered Accountants.

3.4 FURTHER ASSURANCES

     Notwithstanding that the transactions or events set out in Section 3.1 shall occur and be deemed to occur in the order therein set out without any further act or formality, each of CSA and Goldcorp agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it to further document or evidence any of the transactions or events set out in Section 3.1.

                                   ARTICLE 4
                            DISSENTING SHAREHOLDERS

4.1 DISSENTING SHAREHOLDERS

     A Dissenting Shareholder who:

     (a) ultimately is entitled to be paid fair value for such holder's CSA Shares or Goldcorp Shares (the "Dissenting Shares"), as the case may be, shall be deemed to have transferred his or her Dissenting Shares to the corporation that issued such shares for cancellation immediately prior to the Effective Date; or

     (b) ultimately is not entitled, for any reason, to be paid fair value for such holder's Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting shareholder of CSA Shares or Goldcorp Shares and shall receive New Goldcorp Shares as provided for in Subsection 3.1(b), and shall be paid for any fractions of such shares to which such holder is entitled as provided for in Section 3.2, and, except following a determination of entitlement in accordance with paragraph (b) above, in no case shall New Goldcorp be required to recognize such Dissenting Shareholder as a shareholder of New Goldcorp from and after the Effective Date, and the name of such Dissenting Shareholder shall not be added to the register of holders of shares of New Goldcorp from and after the Effective Date.

                                   ARTICLE 5
                               SHARE CERTIFICATES

5.1 ENTITLEMENT TO SHARE CERTIFICATES AND DIVIDENDS, ETC.

     (a) As soon as practicable after the Effective Date, New Goldcorp shall deliver to the Registrar and Transfer Agent for the benefit of holders of New Goldcorp Shares, share certificates representing in the aggregate the New Goldcorp Shares to which such holders are entitled pursuant to the Arrangement, which certificates shall be delivered to such holders in accordance with the terms hereof.

     (b) Certificates representing New Goldcorp Shares will be delivered to each holder of CSA Shares and Goldcorp Shares as soon as practicable following the surrender to the Registrar and Transfer Agent of the certificates representing such holder's shares together with a properly completed and executed letter of transmittal in the appropriate form provided to such holder and any other required documents referred to in such letter of transmittal.

     (c) All dividends paid and distributions made in respect of New Goldcorp Shares issued to a holder of CSA Shares or Goldcorp Shares but for which a certificate has not been delivered to the holder in accordance with paragraph 5.1(b), shall be paid to the Registrar and Transfer Agent to be held by the Registrar and Transfer Agent in trust for such holder. The Registrar and Transfer Agent shall pay and deliver to any such holder, as soon as reasonably practicable after application is made therefor by such holder to the Registrar and Transfer Agent in such form as the Registrar and Transfer Agent may reasonably require, such dividends, distributions, cash and interest accrued, net of withholding and other taxes, to which such holder is entitled.

                                   APPENDIX 1

                         NEW GOLDCORP SHARE PROVISIONS

     The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

A.  COMMON SHARES

1.   VOTING RIGHTS

     Holders of Common Shares shall be entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation except meetings at which only holders of a specified class or series are entitled to vote. Holders of Common Shares shall be entitled to one vote for each Common Share held.

2.   DIVIDENDS

     Subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive, on a share for share basis, such dividends as may be declared by the board of directors of the Corporation, and all dividends so declared shall be declared contemporaneously and paid at the same time and in the same amount per share on all the Common Shares at the time outstanding, without preference or priority of one share over another.

3.   DISSOLUTION

     Subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares, the holders of Common Shares shall be entitled to receive, equally on a share for share basis, the remaining property of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, without preference or priority of one share over another.

4.   ADJUSTMENTS

     In the event of:

     (a) any subdivision, conversion, exchange or reclassification of the Common Shares;

     (b) any reorganization of the share capital of the Corporation affecting in any manner the Common Shares; or

     (c) the amalgamation of the Corporation with any other company or companies the appropriate adjustment shall be made to the rights set out in sections 1 through 3 above so as to preserve those rights in all respects.

                                   APPENDIX 2

                              NEW GOLDCORP WARRANT

                   FORM OF SHARE PURCHASE WARRANT CERTIFICATE

     THE COMMON SHARES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE NOT BEEN AND WILL NOT REGISTERED UNDER THE 1933 ACT, AND THEREFORE THIS SECURITY MAY NOT BE EXERCISED WITHIN THE UNITED STATES OR ON BEHALF OF ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER COMMON SHARES FOR WHICH THIS SECURITY IS EXERCISABLE WILL BE DELIVERED TO ANY ADDRESS IN THE UNITED STATES.

     THE SHARE PURCHASE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON MAY 13, 2009, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

No.____________     Representing Warrants to acquire Common Shares

                            SHARE PURCHASE WARRANTS
                                       OF
                                 GOLDCORP INC.

     THIS CERTIFIES that, for value received, the registered holder hereof, ______________________ (the "holder") is entitled at any time on or before 5:00 p.m. (Toronto time) on May 13, 2009 (the "Time of Expiry") to acquire, subject to adjustment in certain events, the number of common shares ("Common Shares") specified above of Goldcorp Inc. (the "Company"), as presently constituted, by surrendering to Montreal Trust Company of Canada (the "Warrant Trustee") at its principal offices in Toronto, Vancouver, Calgary, Winnipeg, Montreal and Halifax, this Share Purchase Warrant certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $20.00 per Common Share, subject to adjustment in certain events, (the "Warrant Exercise Price") in cash or by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company at par at any of the above-mentioned offices of the Warrant Trustee. The holder of this Share Purchase Warrant certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Share Purchase Warrant represented by this certificate, in which event a new Share Purchase Warrant certificate representing the Share Purchase Warrants not then exercised will be issued to the holder.

     Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Share Purchase Warrant represented by this certificate shall be deemed to have been surrendered, and payment of cash or by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Trustee at its principal offices in Toronto, Vancouver, Calgary, Winnipeg, Montreal or Halifax.

     Upon exercise of the Share Purchase Warrant represented by this certificate and payment of the Warrant Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Share Purchase Warrant certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian chartered bank, by a major Canadian trust company, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Trustee all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Trustee the amount of such tax or shall have satisfied to the satisfaction of the Company that such tax has been aid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become the holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Share Purchase Warrant certificate the Warrant Trustee shall issue a certificate(s) representing such Common Shares to be issued within three Business Days after the exercise of the Share Purchase Warrants represented by this certificate.

     Each Share Purchase Warrant will entitle the holder thereof to purchase one Common Share at the Share Purchase Exercise Price at any time on or before the Time of Expiry, subject to adjustment in certain events.

     Neither the Warrants represented by this certificate nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"): (i) except in transactions exempt from the registration requirement of the 1933 Act, Warrants may not be transferred to, or for the account or benefit of U.S. Persons (as defined in Regulation S of the 1933 Act or a person within the United States;
(ii) Warrants may not be exercised within the United States; and (iii) no Common Shares issuable upon exercise of Warrants will be delivered to any address in the United States. Terms used in this paragraph have the meanings given to them in Regulation S under the 1933 Act.

     This Share Purchase Warrant certificate represents Share Purchase Warrants of the Company issued or issuable under the provisions of a Share Purchase Warrant Indenture originally dated as of May 13, 1999, and assumed by the Company on [INSERT DATE OF SUPPLEMENTAL INDENTURE] by way of supplemental indenture, between the Company and the Warrant Trustee (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Share Purchase Warrant Indenture") which contains particulars of the rights of the holders of the Share Purchase Warrants and the Company and of the Warrant Trustee in respect thereof and the terms and conditions upon which the Share Purchase Warrants are issued and held, all to the same effect as if the provisions of the Share Purchase Warrant Indenture were herein set forth, to all of which the holder of this Share Purchase Warrant certificate by acceptance hereof assents. A copy of the Share Purchase Warrant Indenture will be available for inspection at the principal offices of the Warrant Trustee in Toronto, Vancouver, Calgary, Winnipeg, Montreal and Halifax.

     No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender of the Warrant Trustee of the Share Purchase Warrant certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Trustee executed by the registered holder or his executors, administrators or the other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee. Subject to the provisions of the Share Purchase Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Trustee, Share Purchase Warrant certificates may be exchanged for Share Purchase Warrants certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Share Purchase Warrant Indenture. The Company and the Warrant Trustee may treat the registered holder of this Share Purchase Warrant certificate for all purposes as the absolute owner hereof. The holding of the Share Purchase Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Share Purchase Warrant Indenture expressly provided.

     The Share Purchase Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right to purchase hereby granted and to the exercise price in certain events therein set forth.

     The Share Purchase Warrant Indenture contains provisions making binding upon all holders of Share Purchase Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Share Purchase Warrantholders entitled to acquire upon the exercise of the Share Purchase Warrants as specified percentage of the Common Shares.

     The Share Purchase Warrants and the Share Purchase Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Share Purchase Warrant Indenture.

     The Company may from time to time at any time prior to the Time of Expiry purchase any of the Share Purchase Warrants by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine.

     This Share Purchase Warrant certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Trustee for the time being under the Share Purchase Warrant Indenture.

     IN WITNESS WHEREOF the Company has caused this Share Purchase Warrant certificate to be signed by its duly authorized officer as of this ____ day of _______________, 2000.

GOLDCORP INC.

                     By:                                                  By:
          Authorized Signing Officer                           Authorized Signing Officer

     This Share Purchase Warrant certificate represents Share Purchase Warrants referred to in the Share Purchase Warrant Indenture within mentioned.

MONTREAL TRUST COMPANY OF CANADA

                     By:
          Authorized Signing Officer

Date of Certification:

     This Share Purchase Warrant Certificate may include a French translation where required under applicable law or in the discretion of the Company.

                                   APPENDIX 3

                              NEW GOLDCORP BY-LAWS

                                BY-LAW NUMBER 1

                            A BY-LAW RELATING TO THE
                     BUSINESS AND AFFAIRS OF GOLDCORP INC.

                  (SEE SCHEDULE F TO THE INFORMATION CIRCULAR)

                                   APPENDIX 4

                      NEW GOLDCORP SHAREHOLDER RIGHTS PLAN

                  (SEE SCHEDULE E TO THE INFORMATION CIRCULAR)

                                   SCHEDULE D
                         NEW GOLDCORP STOCK OPTION PLAN
                        GOLDCORP INC. STOCK OPTION PLAN

1.   PURPOSE OF THE PLAN

     The purpose of the Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and its Designated Subsidiaries, and in combination with these goals, to encourage equity ownership in the Corporation by its Employees and Consultants.

2.   DEFINITIONS

     For the purposes of the Plan, the following terms have the respective meanings set forth below:

     "BOARD OF DIRECTORS" means the board of directors of the Corporation;

     "CANADIAN OPTION" means an Option for which the Subscription Price is stated and payable in Canadian dollars;

     "COMMITTEE" means the committee of the Board of Directors constituted as provided in Section 3 hereof;

     "CONSULTANT" means a person or company engaged by the Corporation or a Designated Subsidiary to provide ongoing management or consulting services to the corporation or a Designated Subsidiary;

     "CORPORATION" means Goldcorp Inc., an Ontario corporation, or its successors;

     "DESIGNATED SUBSIDIARY" means a Subsidiary of the Corporation designated as a Designated Subsidiary for purposes of the Plan by the Board of Directors;

     "DISABILITY" means a physical or mental incapacity of a nature which the Committee determines prevents or would prevent the Employee from satisfactorily performing the duties of his position with the Corporation or any of its Designated Subsidiaries;

     "EMPLOYEE" means an individual who is a full-time employee of the Corporation or a Designated Subsidiary of the Corporation, including an officer, whether or not a director, and also includes any director who is not a full-time employee of the Corporation or a Designated Subsidiary;

     "GRANT" means the number of Options and SARs granted to an Employee or Consultant at any time in accordance with the provisions of Section 5 hereof;

     "ISSUABLE SHARES" means that number of Shares that equals the aggregate of the number of Shares, but excluding shares of any class of the Corporation issued under the Plan or pursuant to share compensation arrangements of the Corporation over the one year period next preceding the date of share issuance in question;

     "MARKET VALUE" of a Share means the closing board lot sale price per share of Shares on the TSE on the business day immediately preceding the relevant date and if there was not a board lot sale or the TSE on such date, then the last board lot sale prior thereto, provided, however, that for the purposes of Section 7 hereof, the Market Value of a Share on the date of exercise of an SAR means the simple average of the average of the high and low board lot trading prices per share of Shares on the TSE on each of the five trading days immediately prior to the date of exercise;

     "OPTION" means an option, granted pursuant to Section 5 hereof, to purchase a Share and includes both a Canadian Option and a U.S. Option;

     "OPTION PERIOD" has the meaning ascribed to that term in subsection 5(e) hereof;

     "PLAN" means the 2000 Executive Stock Option Plan of the Corporation as set forth herein as the same may be amended from time to time;

     "RETIREMENT" has the meaning ascribed to that term in subsection 8(a) hereof;

     "SAR" means a Stock Appreciation Right granted pursuant to Section 7 of the Plan;

     "SHARES" means, subject to Section 9 hereof, the Common Shares of the Corporation;

     "SUBSCRIPTION PRICE" of a Share means an amount that is not less than 100% of the Market Value of a Share on the date of the Grant of the Option covering such Share;

     "SUBSIDIARY" means a subsidiary within the meaning of the Business Corporations Act (Ontario) as it exists on the date hereof;

     "TRIGGERING EVENT" means the first to occur of any of the following events:

     (a) the acquisition (other than from the Corporation), by any person or group of persons acting jointly or in concert within the meaning of the Securities Act (Ontario), of beneficial ownership (within the meaning of the Securities Act (Ontario) for purposes of insider trading or take-over bids) of 20% or more of the then issued and outstanding Shares in the capital of the Corporation or voting securities representing 20% or more of the combined voting power of the then issued and outstanding voting securities of the Corporation entitled to vote generally in the election of directors;

     (b) 20% or more of the then issued and outstanding Shares in the capital of the Corporation or voting securities representing 20% or more of the combined voting power of the then issued and outstanding voting securities of the Corporation entitled to vote generally in the election of directors become subject to a voting trust;

     (c) individuals who, at the conclusion of the 2000 special meeting of the Corporation, constitute the Board of Directors (or the successors of such individuals nominated by the Board of Directors or any committee of the Board of Directors on which such individuals or such successors constitute a majority) shall cease to constitute a majority of the Board of Directors;

     (d) the Corporation amalgamates, consolidates or merges with any other body corporate or bodies corporate other than an affiliate, without the approval of the Board of Directors constituted as provided in subparagraph (c) above;

     (e) the Corporation sells, leases or otherwise disposes of its assets and undertaking as an entirety or substantially as an entirety, without the approval of the Board of Directors constituted as provided in subparagraph (c) above; or

     (f) the Corporation enters into a transaction or arrangement which would have the same or similar effect as the transactions referred to in sub paragraphs (d) and (e) above without the approval of the Board of Directors constituted as provided in subparagraph (c) above;

     "TSE" means The Toronto Stock Exchange; and

     "U.S. OPTION" means an Option for which the Subscription Price is stated and payable in United States dollars.

The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa, unless the context otherwise requires.

3.   ADMINISTRATION OF THE PLAN

     The Committee shall administer the Plan in accordance with its terms. The Committee shall consist of three or more outside directors, a majority of whom are unrelated directors as that term is defined by the rules and policies of the TSE.

     In addition to the other powers granted to the Committee under the Plan and subject to the terms of the Plan, the Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Committee shall be conclusively binding upon all persons.

     The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board of Directors. A majority of the Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Committee shall constitute valid acts of the Committee as if taken at a meeting at which a quorum was present.

     The Committee may authorize one or more Employees of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4.   SHARES SUBJECT TO THE PLAN

     The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 8,000,000 Shares subject to adjustment as provided in Section 9 hereof. The maximum number of Shares with respect to which Grants may be made to any one Employee or his associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the Issuable Shares.

     Anything in this Plan to the contrary notwithstanding: (i) the maximum number of Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary) of the Corporation and their associates under the Plan shall not, when taken together with the number of shares issued to such insiders and their associates under the Corporation's other previously established or proposed stock option plans, exceed 10% of the Issuable Shares; and (ii) the maximum number of Shares which may be issued to insiders of the Corporation and their associates under the Plan within any one-year period, when taken together with the number of shares issued to such insiders and their associates under the Corporation's other previously established or proposed share compensation arrangements, shall not exceed 10% of the Issuable Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his associates, shall not exceed 5% of the Issuable Shares.

5.   GRANTS OF OPTIONS

     Subject to the provisions of the Plan, the Committee shall, in its sole discretion and from time to time, determine those Employees and Consultants to whom Grants shall be made, the number of Shares subject to such Grants and the date on which Grants are to be made. The Committee shall also:

     (a) determine, in connection with each Grant, to grant Options with or without SARs;

     (b) determine, in connection with each Grant, the number of Options and SARs to be granted, provided that in no case shall the number of SARs in a Grant exceed the number of Options in such Grant;

     (c) determine, in connection with each Grant, that the Options granted shall be either Canadian Options or U.S. Options;

     (d) determine, in connection with each Grant, the Subscription Price applicable to the Share covered by each Option;

     (e) determine, in connection with each Grant, the option period (the "Option Period") which shall commence on the date of the Grant and end not later than one day prior to the tenth anniversary of the date of Grant; and

     (f) determine the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options and SARs covered by any Grant.

6.   TERMS AND CONDITIONS OF OPTIONS

     Each Option covered by a Grant shall be evidenced by a written agreement between the Corporation and the Employee or Consultant containing such terms and conditions, not inconsistent with the provisions of the Plan, as may be established by the Committee including the following:

     (a) the number of Options covered by the Grant and that each such Option shall give the right to purchase one Share;

     (b) the Subscription Price of the Share covered by an Option stated and payable in Canadian dollars, except in the case of a U.S. Option which shall be stated in United States dollars;

     (c) Options may be exercised (in each case to the nearest full Share) during the Option Period as follows:

        (i) at any time during the Option Period after the first year thereof, the Employee may exercise up to 33 1/3% of the Options covered by a Grant;

        (ii) at any time during the Option Period after the end of the second year thereof, the Employee or Consultant may exercise a further 33 1/3% of the Options covered by a Grant plus any Options not exercised in accordance with subparagraph (i) above; and

        (iii) at any time during the Option Period after the end of the third year thereof, the Employee or Consultant may exercise the then unexercised Options covered by a Grant.

        The Committee may accelerate the right of an Employee or Consultant to exercise all or any part of the Options covered by a Grant not then exercisable;

     (d) except as contemplated in Section 8 hereof, no Option or SAR may be exercised unless the Employee or Consultant is, at the time of such exercise, an Employee or Consultant who has been continuously employed by, or a director of, the Corporation or one of its Designated Subsidiaries since the date of the Grant of the relevant Option; absence on leave with the approval of the Corporation or Designated Subsidiary shall not constitute an interruption of employment for purposes of the Plan;

     (e) the exercise of any Option is contingent upon receipt by the Corporation of the Subscription Price in cash, by certified cheque or bank draft, or any combination thereof; no less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a Grant, in which case, such smaller number of Options must be exercised at one time;

     (f) the Committee shall determine at the time a Grant is made that each Option granted with an SAR shall be exercisable either:

        (i) on a cancellation basis, in which case the exercise of the Option shall cause the cancellation of its related SAR and vice versa; or

        (ii) on a simultaneous basis, in which case the exercise of the Option shall automatically cause the exercise of its related SAR and vice versa;

     (g) unless otherwise provided by the Committee, Options and SARs granted to an Employee or Consultant under the Plan shall be exercisable during the Employee's or Consultant's lifetime only by the Employee or the Employee's or Consultant or Consultant's legal guardian and shall not be assignable or transferrable otherwise than by will or by the laws governing the devolution of property in the event of death; and

     (h) anything in this Plan to the contrary notwithstanding, every Option and SAR granted hereunder shall immediately become exercisable upon the occurrence of a Triggering Event.

7.   STOCK APPRECIATION RIGHTS

     At the sole discretion of the Committee an SAR may be included in any Grant. An SAR exercisable on a cancellation basis shall entitle an Employee or Consultant to surrender to the Corporation the related Option which such Employee or Consultant could then exercise and receive from the Corporation upon such surrender an amount equal to the amount by which the Market Value of a Share on the date of exercise of the SAR exceeds the Subscription Price of the Share covered by such Option. Such amount shall be multiplied by the number of SARs exercised to obtain the cash sum payable on the concurrent exercise of several SARs. On exercise of a SAR granted in connection with an Option exercisable on a simultaneous basis, the related Option shall automatically be exercised and the Employee or Consultant shall be entitled to receive the amount determined as aforesaid.

     In no event shall an SAR be exercisable otherwise than when and to the extent that the Option to which it relates is exercisable.

     The Committee shall be entitled, in its sole discretion, to elect to settle the obligation arising out of the exercise of SARs by the payment of cash, by the issuance of Shares or by any combination of Shares and cash, in the proportions determined by the Committee. If settlement is to be made in whole or in part in Shares, the number of Shares to be delivered shall be the largest whole number of Shares obtained by dividing the cash sum otherwise payable as a result of the exercise of the SARs for which settlement is to be made in Shares by the Market Value of a Share on the date of exercise of such SARs. No fractional Share shall be issued in full or partial settlement of any part of an SAR covered by a Grant. The Market Value of a Share covered by a U.S. Option shall be converted into Canadian dollars at the noon rate of exchange of the Bank of Canada on the relevant date and shall be rounded to the nearest whole cent; if there is no noon rate of exchange of the Bank of Canada published on the relevant date, then the Market Value of a Share covered by a U.S. Option shall be determined on the first day immediately preceding the relevant date on which such noon rate of exchange was published.

8.   TERMINATION OF EMPLOYMENT

     (a) Any Employee or Consultant whose employment with the Corporation or any of its Designated Subsidiaries is terminated due to retirement on or after such Employee's or Consultant's normal retirement date (as defined in the applicable retirement plan of his or her employer) or due to early retirement with the consent of the Committee (collectively, "Retirement") shall have one (1) year from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

     (b) Any Employee or Consultant whose employment with the Corporation or any Designated Subsidiary is terminated due to Disability shall have one (1) year from the date of termination of employment to exercise any Option granted hereunder to the extent such Option was exercisable on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

     (c) In the event of the death of an Employee or Consultant, either while in the employment of the Corporation or any of its Designated Subsidiaries or after Retirement, the Employee's estate may, within 12 months from the date of the Employee's or Consultant's death, exercise the Options covered by any Grant to the extent such Options were exercisable on the date of the Optionee's death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Employee's or Consultant's estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Options directly from the Optionee by bequest or inheritance.

     (d) In the event an Employee's or Consultant's employment terminates for any cause other than death, Disability or Retirement, the Employee or Consultant may exercise the Options covered by any Grant to the extent such Options were exercisable on the Employee's or Consultant's last day of employment no later than such last day of employment with the Corporation or any Designated Subsidiary or such later date within the Option Period first established by the Committee for such Option as the Committee may fix.

     (e) Notwithstanding the provisions of subparagraphs (a), (b), (c) and (d), the Committee may in its sole discretion accelerate the right to exercise an Option and in such event such Option shall be deemed to have been exercisable on the date of Retirement, termination or death, as applicable. Subject to regulatory approval, the Committee may also its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment as provided in subparagraphs (a), (b), (c) or (d) above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

     (f) As used in this Section 8, the phrase "exercise any Option" includes the surrender of an Option pursuant to the provisions of Section 7 hereof and the exercise of any SAR related to an Option and, solely for the purpose of interpreting this Section 8, a director of the Corporation or a Designated Subsidiary shall be considered to be an Employee or Consultant.

     (g) The Plan shall not confer upon any Employee or Consultant any right with respect to a continuation of employment by the Corporation or any Designated Subsidiary nor shall it interfere in any way with the right of the Corporation or such Designated Subsidiary to terminate any Employee's or Consultant's employment at any time.

9.   ADJUSTMENT ON ALTERATION OF SHARE CAPITAL

     (a) In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Subscription Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Committee.

     (b) If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Employee or Consultant would have received upon such amalgamation, consolidation or merger if the Employee or Consultant had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Subscription Price shall be adjusted appropriately by the Committee and such adjustment shall be binding for all purposes of the Plan.

     (c) In the event of a change in the Corporation's currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

     (d) In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Committee to properly reflect such event.

No adjustment provided in this Section 9 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly. Any adjustment made pursuant to this Section 9 with respect to the terms of an Option shall require a similar modification with respect to the terms of any SAR to which such Option relates.

10. AMENDMENT AND TERMINATION

     The Board of Directors may, subject to regulatory approval, from time to time amend, suspend or terminate the Plan in whole or in part; provided, however, that the Board of Directors may not, without approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders of the Corporation duly called for such purpose:

     (a) withdraw the administration of the Plan and/or any Option granted hereunder from a Committee consisting of three or more outside directors, a majority of whom are unrelated directors as that term is defined by the rules and policies of the TSE;

     (b) materially increase the benefits accruing to Employees or Consultants under the Plan;

     (c)  increase the number of Shares available for Grants under the Plan; or

     (d) modify the requirements as to eligibility for participation in the Plan.

No action by the Board of Directors to terminate the Plan pursuant to this
Section 10 shall affect Grants which became effective pursuant to the Plan prior to such action.

11. REGULATORY APPROVAL

     Notwithstanding anything herein to the contrary, the Corporation shall not be obligated to cause to be issued and delivered any certificates evidencing Shares to be delivered pursuant to the Plan, unless and until the Corporation is advised by its legal counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States of America and the requirements of any exchange upon which Shares of the Corporation are listed. The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any such laws, regulations, rules, orders or requirements. The Committee may require, as a condition of the issuance and delivery of such certificates and in order to ensure compliance with such laws, regulations, rules, orders and requirements that the Employee or the Employee's or Consultant or the Consultant's estate, as applicable, make such covenants, agreements and representations as the Committee deems necessary or desirable.

12. MISCELLANEOUS

     An Employee or Consultant entitled to Shares as a result of the exercise of an Option or SAR shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent a Share certificate is issued therefor and then only from the date such certificate is issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Share certificate is issued.

     The Corporation may require an Employee or Consultant, as a condition of exercise of an Option or SAR, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option or SAR.

13. EFFECTIVE DATE AND TERM OF THE PLAN

     The Plan shall become effective upon its adoption by the Board of Directors, subject to approval by the shareholders of the Corporation at the next meeting of shareholders of the Corporation. If the shareholders do not approve the Plan, the Plan shall not be effective and any and all action taken prior thereto, including the making of any Grants, shall be fully rescinded and be null and void. The Plan shall terminate on the day prior to the tenth anniversary of its adoption by the Board of Directors and no Grants may become effective under the Plan thereafter, but such termination shall not affect any Grants which became effective pursuant to the Plan prior to such termination.

                                   SCHEDULE E
                      NEW GOLDCORP SHAREHOLDER RIGHTS PLAN

                       SHAREHOLDER RIGHTS PLAN AGREEMENT
                        DATED AS OF NOVEMBER  -- , 2000

                                    between

                                 GOLDCORP INC.

                                      and

                        MONTREAL TRUST COMPANY OF CANADA
                                as Rights Agent

                               TABLE OF CONTENTS


ARTICLE 1 -- INTERPRETATION..............................................  SE-3
  1.1        Certain Definitions.........................................  SE-3
  1.2        Currency....................................................  SE-9
  1.3        Descriptive Headings........................................  SE-9
  1.4        References to Agreement.....................................  SE-10
  1.5        Calculation of Number and Percentage of Beneficial Ownership  SE-10
             of Outstanding Shares.......................................
  1.6        Acting Jointly or in Concert................................  SE-10
ARTICLE 2 -- THE RIGHTS..................................................  SE-10
  2.1        Legend on Certificates......................................  SE-10
  2.2        Execution, Authentication, Delivery and Dating of Rights      SE-11
             Certificates................................................
  2.3        Registration, Registration of Transfer and Exchange.........  SE-11
  2.4        Mutilated, Destroyed, Lost and Stolen Rights Certificates...  SE-11
  2.5        Persons Deemed Owners of Rights.............................  SE-12
  2.6        Delivery and Cancellation of Certificates...................  SE-12
  2.7        Agreement of Rights Holders.................................  SE-12
  2.8        Rights Certificate Holder Not Deemed a Shareholder..........  SE-13
ARTICLE 3 -- EXERCISE OF THE RIGHTS......................................  SE-13
  3.1        Initial Exercise Price, Exercise of Rights, Detachment of     SE-13
             Rights......................................................
  3.2        Adjustments to Exercise Price, Number of Rights.............  SE-15
  3.3        Date on Which Exercise is Effective.........................  SE-18
ARTICLE 4 -- ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN
          TRANSACTIONS...................................................  SE-18
  4.1        Flip-in Event...............................................  SE-18
ARTICLE 5 -- THE RIGHTS AGENT............................................  SE-19
  5.1        General.....................................................  SE-19
  5.2        Merger, Amalgamation or Change of Name of Rights Agent......  SE-19
  5.3        Duties of Rights Agent......................................  SE-19
  5.4        Change of Rights Agent......................................  SE-20
ARTICLE 6 -- MISCELLANEOUS...............................................  SE-21
  6.1        Redemption and Waiver.......................................  SE-21
  6.2        Expiration..................................................  SE-22
  6.3        Issuance of New Rights Certificate..........................  SE-22
  6.4        Fractional Rights and Fractional Shares.....................  SE-22
  6.5        Supplements and Amendments..................................  SE-22
  6.6        Rights of Action............................................  SE-23
  6.7        Notice of Proposed Actions..................................  SE-23
  6.8        Notices.....................................................  SE-23
  6.9        Costs of Enforcement........................................  SE-23
  6.10       Successors..................................................  SE-24
  6.11       Benefits of this Agreement..................................  SE-24
  6.12       Governing Law...............................................  SE-24
  6.13       Counterparts................................................  SE-24
  6.14       Severability................................................  SE-24
  6.15       Effective Date..............................................  SE-24
  6.16       Determinations and Actions by the Board of Directors........  SE-24
  6.17       Time of the Essence.........................................  SE-24
  6.18       Regulatory Approvals........................................  SE-24
             Exhibit A -- Form of Rights Certificate.....................  SE-26

     MEMORANDUM OF AGREEMENT made as of the  -- day of November, 2000.

B E T W E E N:
                          GOLDCORP INC.,
                          a corporation amalgamated under the laws of the Province of Ontario,

                          (hereinafter called the "CORPORATION"),

                                                              OF THE FIRST PART,

                                                 - and -

                          MONTREAL TRUST COMPANY OF CANADA,
                          a trust company existing under the laws of Canada, as rights agent,

                          (hereinafter called the "RIGHTS AGENT"),

                                                             OF THE SECOND PART.

     WHEREAS the Board of Directors has determined that it is advisable that the Corporation adopt a shareholder rights plan (the "RIGHTS PLAN");

     AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has:

     (a) authorized the issuance of one right (a "RIGHT") in respect of each Common Share outstanding at the Record Time;

     (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

     (c) authorized the issuance of one Right in respect of each Conversion Share issued after the Separation Time and prior to the earlier of the close of business on the eighth Trading Day following the Stock Acquisition Date and the Expiration Time;

     AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

     AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

     NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein the parties hereby agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  CERTAIN DEFINITIONS

     For the purposes of this Agreement, the following terms have the meanings indicated:

     (a) "ACQUIRING PERSON" means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares; provided, however, that the term "Acquiring Person" shall not include:

         (i)   the Corporation or any Subsidiary of the Corporation;

         (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one or any combination of:

              (A) an acquisition and cancellation or redemption or the
                  conversion by the Corporation or a Subsidiary of the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the percentage of outstanding Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares outstanding (a "SHARE REDUCTION");

              (B) an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a "PERMITTED BID ACQUISITION");

              (C) an acquisition of Common Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of section 6.1 (an "EXEMPT ACQUISITION"); or

              (D) a Pro Rata Acquisition;

              provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares then outstanding by reason of one or any combination of a Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Common Shares then outstanding, increases the number of Common Shares beneficially owned by such Person by more than 1% of the number of Common Shares outstanding (other than pursuant to one or any combination of a Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Shares, such Person shall be an "Acquiring Person";

         (iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(viii) or clause 1.1(d)(x) hereof because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, "DISQUALIFICATION DATE" means the first date of public announcement of facts indicating that such Person is making or intends to make a Take-over Bid; or

         (iv) an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a bona fide distribution to the public of securities of the Corporation;

     (b) "AFFILIATE", when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

     (c) "ASSOCIATE", where used to indicate a relationship with any Person, means:

         (i) any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding;

         (ii)  any partner of that Person;

         (iii) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

         (iv) any relative of that Person who resides in the same home as that Person;

         (v) any person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

         (vi) any relative of a person mentioned in clause (v) above who has the same home as that person;

     (d) a Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN":

         (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity, including, for greater certainty, pursuant to section 90 of the Securities Act (Ontario);

         (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter or upon the occurrence of a contingency, or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters or banking group or selling group members with respect to a public offering of securities and other than bona fide pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option, or otherwise; and

         (iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(d) by any other Person with whom such Person is acting jointly or in concert;

         provided, however, that a Person shall not be deemed the Beneficial Owner of or to have Beneficial Ownership of, or to Beneficially Own, any security solely because:

         (iv) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

         (v) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has, or shares, the right to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation;

         (vi) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has, or shares, the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation;

         (vii) any such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or a matter to come before a meeting of shareholders, including the election of directors;

         (viii) such Person holds or exercises voting power over such security, provided that:

              (A) the ordinary business of such Person (an "INVESTMENT MANAGER")
                   includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "CLIENT"); or

              (B) such Person (a "TRUST COMPANY") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons ("ESTATE ACCOUNTS") or in relation to other accounts ("OTHER ACCOUNTS") and holds such voting power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts; or

              (C) such Person (an "ADMINISTRATOR") is the administrator or the trustee of one or more pension funds or plans (each a "PLAN") registered under applicable laws; or

              (D) such Person is a Crown agent or agency;

              provided that the Investment Manager, Trust Company, Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid (other than an Offer to Acquire Shares or other securities of the Corporation by means of a distribution by the Corporation or ordinary market transactions (including pre-arranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or acting jointly or in concert with any other Person;

         (ix) such Person, any of such Person's Affiliates or Associates or any Person acting jointly or in concert with such Person is:

              (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting power over such security;

              (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting power over such security; or

              (C) a Plan which has the same Administrator as another Plan on whose account the Administrator holds or exercises voting power over such security;

         (x) such Person or any of such Person's Affiliates or Associates Beneficially Owns such security, provided that the Person is a pension fund or plan established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

              (A) does not Beneficially Own more than 20% of the Common Shares;
                   and

              (B) is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person, other than an Offer to Acquire Common Shares or other securities by such Person by means of a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades) executed through the facilities of a stock exchange or organized over-the-counter market; or

         (xi) such Person is (i) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Administrator thereof;

     (e) "BOARD OF DIRECTORS" means the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

     (f) "BUSINESS DAY" means any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

     (g) "CLOSE OF BUSINESS" on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

     (h) "COMMON SHARE" means a common share of the Corporation and any other share of the Corporation into which such share may be subdivided, consolidated, reclassified or changed;

     (i) "COMMON SHARES", when used with reference to any Person other than the Corporation, means the class or classes of shares (or similar equity interests) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of directors of such other Person;

     (j)     "COMPETING PERMITTED BID" means a Take-over Bid that:

         (i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

         (ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of such definition; and

         (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Shares be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of (A) 45 days after the date on which the Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

     (k) "CONTROLLED": a corporation is "controlled" by another Person or two or more Persons if:

         (i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

         (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

         and "CONTROLS", "CONTROLLING" and "UNDER COMMON CONTROL WITH" shall be interpreted accordingly;

     (l) "CONVERSION SHARES" means Shares issued pursuant to and in accordance with the terms of a Convertible Security;

     (m) "CONVERTIBLE SECURITY" includes any option, warrant, debenture, share or other instrument (other than a Right) that is outstanding on the date hereof, or that is issued after the date hereof and prior to the Separation Time, that confers on the holder thereof the right or obligation to acquire a Share;

     (n) "DIVIDENDS PAID IN THE ORDINARY COURSE" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

         (i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Shares in its immediately preceding financial year;

         (ii) 300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Shares in its three immediately preceding financial years; and

         (iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year;

     (o) "ELECTION TO EXERCISE" has the meaning ascribed thereto in clause 3.1(d)(ii);

     (p) "EXEMPT ACQUISITION" has the meaning ascribed thereto in subclause 1.1(a)(ii)(C);

     (q) "EXERCISE PRICE" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right; until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $50.00;

     (r)     "EXPIRATION TIME" means the earlier of:

         (i)   the Termination Time; and

         (ii)  the close of business on November  -- , 2005;

     (s) "FLIP-IN EVENT" means a transaction in or pursuant to which any Person shall become an Acquiring Person;

     (t) "MARKET PRICE" per share of any securities on any date of determination means the weighted average trading price per share of such securities (determined as described below) for the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the sale prices in respect of any Trading Day used to determine the Market Price not to be fully comparable with the sale prices on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day; the weighted average trading price per share of any securities on any date shall be determined by dividing the aggregate sale price of all securities sold on the principal stock exchange in Canada on which such securities are listed and posted for trading by the total number of securities so sold; and

         (i) if for any reason such prices are not available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the Market Price shall be calculated using the sale prices for such securities as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

         (ii) if for any reason such prices are not available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the Market Price shall be calculated using the sale prices for such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other comparable system then in use; or

         (iii) if on any such date the securities are not quoted by any such organization, the Market Price shall be calculated using the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

         provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market and the price referred to in clause (iii) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;

     (u)    "OBCA" means the Business Corporations Act (Ontario), R.S.O. 1990,
         c. B.16, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

     (v)     "OFFER TO ACQUIRE" includes:

         (i)   an offer to purchase, or a solicitation of an offer to sell; and

         (ii) an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

         or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person who made the offer to sell;

     (w) "OFFEROR" means a Person who has announced a current intention to make or who is making a Take-over Bid;

     (x) "PERMITTED BID" means a Take-over Bid which is made by means of a take-over bid circular and which also complies with the following additional provisions:

         (i) the Take-over Bid is made to all holders of Shares as registered on the books of the Corporation, other than the Offeror;

         (ii) the Take-over Bid is an offer to acquire all of the Shares other than those Beneficially Owned by the Offeror;

         (iii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is not earlier than 45 days after the date of the Take-over Bid;

         (iv) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Shares may be taken up and paid for and that any Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

         (v) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Shares may be taken up and paid for, (A) the number of Shares that shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, together with (B) the number of Shares Beneficially Owned by the Offeror on that date other than those referred to in (A), exceed 50% of the Shares then outstanding, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Shares for not fewer than 10 Business Days after the date of such public announcement.

     (y) "PERMITTED BID ACQUISITION" has the meaning ascribed thereto in subclause 1.1(a)(ii)(B);

     (z) "PERSON" includes any individual, body corporate, firm, partnership, association, cooperative, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

     (aa)   "PRO RATA ACQUISITION" means:

         (i) the acquisition of Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Shares on the same pro rata basis as all other holders of Shares;

         (ii) the acquisition of Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Shares;

         (iii) the receipt and/or exercise of rights issued by the Corporation to all the holders of Shares to subscribe for or purchase Shares, provided that such rights are acquired directly from the Corporation and not from any other Person; or

         (iv) the acquisition of Shares pursuant to a distribution by the Corporation of Shares, or securities convertible into or exchangeable for Shares (and the conversion or exchange of such convertible securities) made pursuant to a prospectus or by way of private placement by the Corporation;

     (bb)   "RECORD TIME" means 5:00 p.m. (Toronto time) on September 25, 2000;

     (cc)   "RIGHT" has the meaning ascribed thereto in the recitals hereto;

     (dd)   "RIGHTS AGENT" means Montreal Trust Company of Canada;

     (ee) "RIGHTS CERTIFICATES" means the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;

     (ff) "RIGHTS REGISTER" and "RIGHTS REGISTRAR" have the respective meanings ascribed thereto in subsection 2.3(a);

     (gg) "SECURITIES ACT (ONTARIO)" means the Securities Act, R.S.O. 1990, c. S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations thereto;

     (hh) "SEPARATION TIME" means, subject to subsection 6.1(c), the close of business on the eighth Trading Day after the earlier of:

         (i)   the Stock Acquisition Date; and

         (ii) the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);

             or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in clause (ii) of this subsection 1.1(ff) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of the subsection 1.1(ff), never to have been made;

     (ii) "SHARES" means the Common Shares, unless the context otherwise requires;

     (jj) "SHARE REDUCTION" has the meaning ascribed thereto in subclause 1.1(a)(ii)(A);

     (kk) "STOCK ACQUISITION DATE" means the date of the first public announcement (which for the purposes of this definition shall include, without limitation, the filing of a report pursuant to the Securities Act (Ontario)) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

     (ll) "SUBSIDIARY" of a Person has the meaning ascribed thereto in the Securities Act (Ontario);

     (mm) "TAKE-OVER BID" means an Offer to Acquire Shares of the Corporation or other securities of the Corporation if, assuming that the Shares or other securities of the Corporation subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Shares then outstanding;

     (nn) "TERMINATION TIME" means the time at which the right to exercise Rights shall terminate pursuant to subsection 6.1(f); and

     (oo) "TRADING DAY", when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day.

1.2  CURRENCY

     All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3  DESCRIPTIVE HEADINGS

     Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4  REFERENCES TO AGREEMENT

     References to "this Agreement", "hereto", "herein" "hereby" "hereunder", "hereof " and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5 CALCULATION OF NUMBER AND PERCENTAGE OF BENEFICIAL OWNERSHIP OF OUTSTANDING SHARES

     (a) For the purposes of this Agreement, in determining the percentage of the outstanding Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Shares of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

     (b) The percentage of outstanding Shares Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

            100 X A
                       B

        where:  A = the number of outstanding Shares Beneficially Owned by such
                    Person; and

                B = the number of outstanding Shares.

     The percentage of outstanding Shares represented by any particular group of Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.6  ACTING JOINTLY OR IN CONCERT

     For the purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with a Person (the "FIRST PERSON"):

     (a) every Person who has any agreement, arrangement or understanding (whether formal or informal and whether or not writing) with the First Person, or with any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or Offering to Acquire any Shares;

     (b) every Person who has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with the First Person, or with any other Person acting jointly or in concert with the First Person, for the purpose of exercising jointly or in concert with the First Person, or with any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Corporation; and

     (c)  every Associate or Affiliate of the First Person.

                                   ARTICLE 2
                                   THE RIGHTS

2.1  LEGEND ON CERTIFICATES

     Certificates for Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Shares, one Right for each Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

     UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF THE -- TH DAY OF NOVEMBER, 2000 (THE "RIGHTS AGREEMENT") BETWEEN GOLDCORP INC. (THE "CORPORATION") AND MONTREAL TRUST COMPANY OF CANADA, AS RIGHTS AGENT, (AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF) THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE "BENEFICIALLY OWNED" BY AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.

     Certificates representing Shares that are issued and outstanding at the Record Time shall evidence one Right for each Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2  EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES

     (a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or the Chief Executive Officer, together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

     (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

     (c) Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3  REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE

     (a) After the Separation Time, the Corporation will cause to be kept a register (the "RIGHTS REGISTER") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "RIGHTS REGISTRAR" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

     (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

     (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4  MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES

     (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall manually countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

     (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

     (c) As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

     (d) Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5  PERSONS DEEMED OWNERS OF RIGHTS

     The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby, for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.6  DELIVERY AND CANCELLATION OF CERTIFICATES

     All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.7  AGREEMENT OF RIGHTS HOLDERS

     Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

     (a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

     (b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Share certificate representing such Right;

     (c) that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

     (d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

     (e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional Shares upon exercise of a Right (except as provided herein);

     (f) that without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

     (g) notwithstanding any contrary provision of this Agreement, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.8  RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER

     No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

                                   ARTICLE 3
                             EXERCISE OF THE RIGHTS

3.1  INITIAL EXERCISE PRICE, EXERCISE OF RIGHTS, DETACHMENT OF RIGHTS

     (a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

     (b)  Until the Separation Time:

        (i)   the Rights shall not be exercisable and no Right may be exercised;
            and

        (ii) each Right will be evidenced by the certificate for the associated Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

     (c)  From and after the Separation Time and prior to the Expiration Time:

        (i)   the Rights shall be exercisable; and

        (ii) the registration and transfer of the Rights shall be separate from and independent of Shares.

     Promptly following the Separation Time the Rights Agent will mail to each holder of record of Shares as of the Separation Time or, in the case of Conversion Shares issued after the Separation Time and prior to the close of business on the eighth Trading Day following the Stock Acquisition Date, promptly after such issue the Rights Agent will mail to the holders of the Convertible Securities pursuant to which the Conversion Shares were issued (other than to an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, to the holder of record of such Rights (a "NOMINEE")), at such holder's address as shown on the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

        (x) a Rights Certificate representing the number of Rights held by such holder at the Separation Time, in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

        (y)  a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in clauses (x) and (y) only in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

     (d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

        (i)   the Rights Certificate evidencing such Rights;

        (ii) an election to exercise such Rights (an "ELECTION TO EXERCISE"), substantially in the form attached to the Rights Certificate, duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

        (iii) payment in cash, or by certified cheque, banker's draft or money order payable to the order of the Rights Agent (on behalf of the Corporation), of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Shares in a name other than that of the holder of the Rights being exercised.

     (e) Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

        (i) requisition from a transfer agent for the Common Shares, certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

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        (ii)  when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

        (iii) after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

        (iv) when appropriate, after receipt, deliver such cash referred to in clause (ii) above to or to the order of the registered holder of the Rights Certificate; and

        (v) tender to the Corporation all payments received on exercise of the Rights.

     (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

     (g)  The Corporation covenants and agrees that it will:

        (i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

        (ii) take all such actions as may be necessary and within its power to comply with any applicable requirements of the Securities Act (Ontario) and the securities act or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

        (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

        (iv) cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

        (v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2  ADJUSTMENTS TO EXERCISE PRICE, NUMBER OF RIGHTS

     The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

     (a) If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

        (i) declare or pay a dividend on its Shares payable in Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares) other than pursuant to any dividend reinvestment program;

        (ii) subdivide or change the outstanding Shares into a greater number of Shares; or

        (iii) combine or change the outstanding Shares into a smaller number of Shares; or

        (iv) issue any Shares (or other securities exchangeable for or convertible into or giving a right to acquire Shares) in respect of, in lieu of or in exchange for existing Shares,

                                      SE-15
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        the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification.

     (b) In case the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Shares entitling them to subscribe for or purchase (for a period expiring within 60 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("EQUIVALENT COMMON SHARES")) or securities convertible into Common Shares or equivalent Common Shares at a price per Common Share or per equivalent Common Share (or having a conversion price per share, if a security convertible into Common Shares or equivalent Common Shares) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent Common Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and (ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent Common Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be readjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

     (c) For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in all such cases the right to purchase Common Shares is at a price per share that is not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

     (d) If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction: (i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be

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

        distributed or of such subscription rights or warrants applicable to a Common Share; and (ii) the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

     (e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of (i) three years from the date of the transaction giving rise to such adjustment and (ii) the Expiration Time.

     (f) If, as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

     (g) All Rights originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

     (h) Unless the Corporation shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of the Exercise Price as a result of the calculations made in subsections 3.2(b) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth of a share) determined by:

        (i)   multiplying:

            (A) the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

            (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

        (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

     (i) The Corporation may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

     (j) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

     (k) In any case in which this section 3.2 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

     (l) Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price in addition to those adjustments expressly required by this section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:
           (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this section 3.2, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

     (m) The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

     (n)  Whenever an adjustment to the Exercise Price is made pursuant to this
          Section 3.2, the Corporation shall: (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights. Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

        3.3  DATE ON WHICH EXERCISE IS EFFECTIVE

     Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Corporation are open.

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                                   ARTICLE 4
         ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

4.1  FLIP-IN EVENT

     (a) Subject to subsection 4.1(b) and subsections 6.1(b) and (c), if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2).

     (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or (ii) a transferee or other successor in title, directly or indirectly, (a "TRANSFEREE") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) thereafter shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

     (c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in clause 4.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any such Rights Certificate, shall contain the following legend:

           "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in section 4.1(b) of the Rights Agreement."

        Notwithstanding the foregoing, the Rights Agent shall not be responsible to ascertain the existence of facts that would require the inclusion of such legend on any Rights Certificate but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon a transfer or exchange of Rights, in the space provided therefor on the Rights Certificate, that such holder is not an Acquiring Person or an Affiliate or Associate thereof.

     (d) If there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

     (e) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Securities Act (Ontario) or comparable legislation of any other applicable jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

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                                   ARTICLE 5
                                THE RIGHTS AGENT

5.1  GENERAL

     (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such one or more Co-Rights Agents as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the prior consent of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold each of them harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees or agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

     (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

     (c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events that may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors of the Corporation.

5.2  MERGER, AMALGAMATION OR CHANGE OF NAME OF RIGHTS AGENT

     (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

     (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3  DUTIES OF RIGHTS AGENT

     The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

     (a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

     (b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice-President and by the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Corporation and delivered to the Rights Agent, and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

     (c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

     (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

     (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

     (f) the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

     (g) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any Vice-President, the Secretary, any Assistant-Secretary, the Treasurer or any Assistant-Treasurer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon and in accordance with the instructions of any such Person; such instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions;

     (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement; nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

     (i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4  CHANGE OF RIGHTS AGENT

     The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to each transfer agent of the Shares by personal delivery or by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent then the resigning Rights Agent or any holder of any Rights may apply to any court of competent jurisdiction at the expense of the Corporation for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon reimbursement of any expenses owing by the Corporation to the predecessor Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                                   ARTICLE 6
                                 MISCELLANEOUS

6.1  REDEMPTION AND WAIVER

     (a)  Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, the Board of Directors may, acting in good faith, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "REDEMPTION PRICE").

     (b)  Until the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may determine to waive the application of section 4.1 to such Flip-in Event; provided that, if the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of Shares, the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of Shares which is made prior to the expiry of any Take-over Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this subsection 6.1(b).

     (c) Notwithstanding any other provision hereof, the Board of Directors may waive the application of section 4.1 in respect of any Flip-in Event provided that both of the following conditions are satisfied:

        (i) the Board of Directors has determined that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

        (ii) such Person has reduced its Beneficial Ownership of Shares such that at the time of the granting of a waiver pursuant to this subsection 6.1(c), such Person is no longer an Acquiring Person.

        In the event of any such waiver, for the purposes of this Agreement such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

     (d) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 6.1(b) the application of section 4.1, takes up and pays for Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

     (e) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price and, thereafter, all of the provisions of this Agreement shall continue in full force and effect and the Rights, without any further formality, shall be attached to the outstanding Shares in the same manner as prior to the occurrence of such Separation Time.

     (f) If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

     (g) Within 10 Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at such holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1, and other than in connection with the purchase of Shares prior to the Separation Time.

     (h) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of section 4.1 made by the Board of Directors under this section 6.1.

6.2  EXPIRATION

     No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1.

6.3  ISSUANCE OF NEW RIGHTS CERTIFICATES

     Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of

Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4  FRACTIONAL RIGHTS AND FRACTIONAL SHARES

     (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

     (b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise.

6.5  SUPPLEMENTS AND AMENDMENTS

     The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may supplement, amend, vary or rescind this Agreement without the approval of any holders of Rights or Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable provided that any supplement, amendment or variation has been approved by The Toronto Stock Exchange. Notwithstanding anything in this section 6.5 to the contrary, no such supplement, amendment or variation shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement, amendment or variation.

6.6  RIGHTS OF ACTION

     Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations of, and injunctive relief against actual or threatened violations of the obligations of, any Person subject to this Agreement.

6.7  NOTICE OF PROPOSED ACTIONS

     In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

     (a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

     (b) to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.

6.8  NOTICES

     Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

       Montreal Trust Company of Canada
        100 University Avenue
        11th Floor,
        Toronto, Ontario, Canada
       M5J 2Y1

        Attention: Senior Manager, Client Services

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

       Goldcorp Inc.
        Suite 2700
        145 King Street West
        Toronto, Ontario, Canada
        M5H 1J8

        Attention: Chairman

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

6.9  COSTS OF ENFORCEMENT

     The Corporation agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10  SUCCESSORS

     All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11  BENEFITS OF THIS AGREEMENT

     Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement, and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12  GOVERNING LAW

     This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

6.13  COUNTERPARTS

     This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

6.14  SEVERABILITY

     If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15  EFFECTIVE DATE

     This Agreement is in full force and effect in accordance with its terms from the date hereof.

6.16  DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

     The Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof. All actions, calculations and determinations (including any omissions with respect thereto) made or done by the Board of Directors in good faith shall not subject the Board of Directors, or any director of the Corporation, to any liability to the holders of Rights.

6.17  TIME OF THE ESSENCE

     Time shall be of the essence in this Agreement.

6.18  REGULATORY APPROVALS

     Any obligation of the Corporation or action contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                         GOLDCORP INC.

                                         by:
                                                   Authorized Officer

                                         MONTREAL TRUST COMPANY OF CANADA

                                         by:
                                                   Authorized Officer

                                         by:
                                                   Authorized Officer

                                   EXHIBIT A
                           FORM OF RIGHTS CERTIFICATE

Certificate No. ____________                                     ________ Rights

                               RIGHTS CERTIFICATE

This certifies that ________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, as the same may be amended or supplemented from time to time, made as of the -- day of November, 2000 (the "Rights Agreement") between Goldcorp Inc., a corporation amalgamated and existing under the laws of the Province of Ontario (the "Corporation") and Montreal Trust Company of Canada, a trust company existing under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax. The Exercise Price shall initially be $50.00 per Common Share and shall be subject to adjustment in certain events as provided in the Rights Agreement.

     This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

     This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

     Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.001 per Right and
(ii) may be exchanged at the option of the Corporation for cash, debt or equity securities or other assets of the Corporation.

     No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

     No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other shares of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation, or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

     This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

     WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date: November  -- , 2000

                                         GOLDCORP INC.

                                         by:  C.S.

                                         by:  C.S.

Countersigned:
MONTREAL TRUST COMPANY OF CANADA

by:
          Authorized Officer

                          FORM OF ELECTION TO EXERCISE

TO:  MONTREAL TRUST COMPANY OF CANADA

     The undersigned hereby irrevocably elects to exercise ___________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:
           Name
           Address
           City and Province
           Social Insurance Number or other taxpayer identification number

     If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:
           Name
           Address
           City and Province
           Social Insurance Number or other taxpayer identification number

Dated:
      Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

     Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

                           (To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and of shares of the Corporation, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

     Signature ____________________________

                               FORM OF ASSIGNMENT

                                 FOR VALUE RECEIVED
                         (Please
                         print
                         name
                         and
                         address
                         of
                         transferee)
hereby sells, assigns and transfers unto the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Dated: ____________________

     Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

     Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

                           (To be completed if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and of shares of the Corporation, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

     Signature

                                     NOTICE

     IN THE EVENT THE CERTIFICATION SET FORTH ABOVE IN THE FORMS OF ASSIGNMENT AND ELECTION IS NOT COMPLETED, THE CORPORATION WILL DEEM THE BENEFICIAL OWNER OF THE RIGHTS EVIDENCED BY THIS RIGHTS CERTIFICATE TO BE AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE THEREOF (AS DEFINED IN THE RIGHTS AGREEMENT) AND ACCORDINGLY SUCH RIGHTS WILL BE NULL AND VOID.

                                   SCHEDULE F
                          NEW GOLDCORP BY-LAW NUMBER 1
                         GOLDCORP INC. BY-LAW NUMBER 1

1.   INTERPRETATION

     (a)  DEFINITIONS

        In this by-law:

       "ACT" means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

       "ARTICLES" means the articles, as that term is defined in the Act, of the Corporation;

       "AUDITOR" means the auditor of the Corporation;

       "BOARD" means the board of directors of the Corporation;

       "BY-LAW" means a by-law of the Corporation;

       "CORPORATION" means the amalgamated corporation formed on [EFFECTIVE DATE] under the name "Goldcorp Inc.";

       "DIRECTOR" means a director of the Corporation;

       "INDEMNIFIED PERSON" means:

       (i)   each director and former director of the Corporation,

       (ii)  each officer and former officer of the Corporation,

       (iii) each person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and

       (iv) the respective heirs and legal representatives of each of the persons designated in paragraphs (i) through (iii);

       "OFFICER" means an officer of the Corporation, and references to any specific officer is to the person holding that office of the Corporation;

       "PERSON" means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

       "PROXYHOLDER" means a person holding a valid proxy for a shareholder;

       "RESIDENT CANADIAN" has the meaning ascribed to that phrase in the Act;

       "SHAREHOLDER" means a shareholder of the Corporation; and

       "VOTING PERSON" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at the meeting.

    (b)  NUMBER, GENDER AND HEADINGS

       In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

     (c)  BY-LAW SUBORDINATE TO OTHER DOCUMENTS

       This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

     (d)  COMPUTATION OF TIME

       The computation of time and any period of days shall be determined in accordance with the Act.

2.   DIRECTORS

     (a)  NOTICE OF MEETING

       The board, the chairman of the board, the president or any two directors may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or electronic means shall be sent no less than 24 hours before the time of the meeting. Notices sent by mail shall be sent no less than 48 hours before the day of the meeting.

       The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting.

     (b)  MEETINGS WITHOUT NOTICE

       A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

     (c)  PLACE OF MEETING

       A meeting of the board may be held at any place, within or outside Ontario, and no such meeting need be held in a place within Canada.

     (d)  NO NOTICE TO NEWLY APPOINTED DIRECTOR

       A person need not be given notice of the meeting at which that person is appointed by the other directors to fill a vacancy on the board if present at that meeting.

     (e)  QUORUM FOR DIRECTORS' MEETINGS

       A quorum consists of two-fifths of the number of directors. In this section, the "number of directors" is either:

        (i)   the number of directors specified in the articles; or

        (ii) if a minimum and maximum number of directors is provided for in the articles, the number determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors, or if no such resolution has been passed, the number of directors named in the articles.

     (f)  CHAIRMAN OF DIRECTORS' MEETING

       The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

     (g)  VOTES AT DIRECTORS' MEETINGS

       Each director present at a meeting of the board shall have one vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote.

     (h)  WHEN DIRECTORS CEASE TO HOLD OFFICE

       A director ceases to hold office when the Act or the articles so provide, or when that director ceases to be a resident Canadian, if as a result the majority of directors on the board would not be resident Canadians.

3.   OFFICERS

       Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

4.   MEETINGS OF SHAREHOLDERS

     (a)  PLACE OF MEETINGS

       Each meeting of shareholders shall be held in the Municipality of Metropolitan Toronto, in the Province of Ontario, or at such other place within Canada as the board may determine.

     (b)  NOTICE OF SHAREHOLDERS' MEETINGS

       The board may call a meeting of shareholders by causing notice of the time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting.

     (c)  QUORUM AT MEETINGS OF SHAREHOLDERS

        A quorum consists of at least two voting persons present and authorized to cast in the aggregate not less than 33 1/3% of the total number of votes attaching to all shares carrying the right to vote at that meeting.

     (d)  CHAIRMAN'S VOTE

        The chairman of any meeting of shareholders shall have a second or casting vote.

     (e)  VOTING

        Unless the chairman of any meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote by show of hands. A ballot may be directed or demanded either before or after by vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

     (f)  SCRUTINEERS

        The chairman of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons, with such duties as the chairman may prescribe.

     (g)  WHO MAY ATTEND SHAREHOLDERS' MEETING

        The only persons entitled to attend a meeting of shareholders are voting persons, the president, the directors, the auditor and others permitted by the chairman of the meeting.

     (h)  ADJOURNMENT OF MEETINGS

        The chairman of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

5.   SECURITY CERTIFICATES

     Security certificates shall be in such form as the board may approve or the Corporation adopt. The chairman, the president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

6.   PAYMENTS

     (a)  CHEQUES

        Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder's address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

     (b)  CHEQUES TO JOINT HOLDERS

        Cheques payable to joint holders shall be made payable to the order of all such joint holders unless such joint holders direct otherwise. Such cheques may be sent to the holders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint holders direct in writing.

     (c)  NON-RECEIPT OF CHEQUES

        The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

     (d)  CURRENCY OF DIVIDENDS

        Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

7.   EXECUTION OF DOCUMENTS

     (a)  SIGNATORIES

        The following are the only persons authorized to sign any document on behalf of the Corporation, other than in the usual and ordinary course of the Corporation's business:

        (i) any person appointed by resolution of the board to sign a specific document, that type of document or generally on behalf of the Corporation, or

        (ii) any two officers, any two directors, or any officer together with any director.

        Any document so signed may, but need not, have the corporate seal applied, if there is one.

     (b)  FACSIMILE SIGNATURE

        The signature of any person authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

8.   INFORMATION PROVIDED TO SHAREHOLDERS

     Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information or records respecting the Corporation or its business.

9.   PROTECTION AND INDEMNITY

     (a)  TRANSACTIONS WITH THE CORPORATION

        (i) Subject to the Act and compliance therewith, including the declaration of any interest or abstinence from voting as required by law, no director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason; and

        (ii) no director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement.

     (b)  LIMITATION OF LIABILITY

        Subject to the Act, no director or officer shall be liable for:

        (i)   the acts, receipts, neglects or defaults of any other person;

        (ii)  joining in any receipt or act for conformity;

        (iii) any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title any property acquired by or on behalf of the Corporation;

        (iv) the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

        (v) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

        (vi) any loss, damage or expense occasioned by any error of judgment or oversight; or

        (vii) any other loss, damage or expense related to the performance or non-performance of the duties of the person's office.

     (c)  CONTRACTS ON BEHALF OF THE CORPORATION

        Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

     (d)  INDEMNITY OF DIRECTORS AND OFFICERS

        As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative action or proceeding to which that Indemnified Person is made a party by reason or having been a director or officer of the Corporation or of a body corporate of which the Corporation is or was a shareholder or creditor if:

        (i) that Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation; and

        (ii) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, that Indemnified Person had reasonable grounds for believing that the conduct was lawful.

     (e)  INDEMNITIES NOT LIMITING

       The provisions of this Article 9 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled.

10. NOTICES

     (a)  PROCEDURE FOR SENDING NOTICES

       Notice shall be deemed to have been sufficiently given if delivered in person, sent by prepaid first class mail or sent by any electronic means of sending messages, including telex or facsimile transmission, which produces a paper record, to the address of the addressee on the books of the Corporation. Notice shall not be sent by mail if there is any general interruption of postal service in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

     (b)  NOTICES TO SUCCESSORS IN TITLE

       Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation's share register.

     (c)  NOTICE TO JOINT SHAREHOLDERS

       Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint holders and sent to the address for them on the Corporation's register of shareholders or to the first such address if there is more than one.

     (d)  FACSIMILE SIGNATURES ON NOTICES

       The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

     (e)  OMISSION OF NOTICE DOES NOT INVALIDATE ACTIONS

       All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

        (i)   by accident, notice was not sent to any person,

        (ii)  notice was not received by any person, or

        (iii) there was an error in a notice that did not affect the substance of that notice.

     (f)  WAIVER OF NOTICE

       Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

11. REPEAL OF FORMER BY-LAWS

     (a)  FORMER BY-LAWS MAY BE REPEALED

       The directors may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

     (b)  EFFECT OF REPEAL OF BY-LAWS

       The repeal of any by-laws in whole or in part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal.

12. EFFECTIVE DATE

     This by-law shall come into force and take effect in accordance with the Act.

MADE the [   --   DAY OF NOVEMBER, 2000].

Chief Executive Officer                              Secretary

                                   SCHEDULE G
             NATIONAL BANK FINANCIAL VALUATION AND FAIRNESS OPINION

                                   SCHEDULE H
                RESEARCH CAPITAL VALUATION AND FAIRNESS OPINION

                                   SCHEDULE I
                                 INTERIM ORDER

                                   SCHEDULE J

             SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. (1) RIGHTS OF DISSENTING SHAREHOLDERS. -- Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

     (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

     (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

     (c)  amalgamate with another corporation under sections 175 and 176;

     (d)  be continued under the laws of another jurisdiction under section 181;
          or

     (e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

     (2) IDEM. -- If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

     (a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

     (b)  subsection 170(5) or (6).

     (3) EXCEPTION. -- A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

     (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

     (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

     (4) SHAREHOLDER'S RIGHT TO BE PAID FAIR VALUE. -- In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

     (5) NO PARTIAL DISSENT. -- A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (6) OBJECTION. -- A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

     (7) IDEM. -- The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

     (8) NOTICE OF ADOPTION OF RESOLUTION. -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

     (9) IDEM. -- A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

     (10) DEMAND FOR PAYMENT OF FAIR VALUE. -- A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

     (a)  the shareholder's name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c)  a demand for payment of the fair value of such shares.

     (11) CERTIFICATES TO BE SENT IN. -- Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

     (12) IDEM. -- A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

     (13) ENDORSEMENT ON CERTIFICATE. -- A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

     (14) RIGHTS OF DISSENTING SHAREHOLDER. -- On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

     (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

     (b)  the corporation fails to make an offer in accordance with subsection
          (15) and the dissenting shareholder withdraws notice; or

     (c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

     (15) OFFER TO PAY. -- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

     (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

     (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

     (16) IDEM. -- Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

     (17) IDEM. -- Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

     (18) APPLICATION TO COURT TO FIX FAIR VALUE. -- Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

     (19) IDEM. -- If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

     (20) IDEM. -- A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

     (21) COSTS. -- If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

     (22) NOTICE TO SHAREHOLDERS. -- Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

     (a) has sent to the corporation the notice referred to in subsection (10); and

     (b)  has not accepted an offer made by the corporation under subsection
          (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

     (23) PARTIES JOINED. -- All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

     (24)  IDEM. -- Upon an application to the court under subsection (18) or
(19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

     (25) APPRAISERS. -- The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

     (26) FINAL ORDER. -- The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

     (27) INTEREST. -- The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

     (28) WHERE CORPORATION UNABLE TO PAY. -- Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (29) IDEM. -- Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

     (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (30) IDEM. -- A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

     (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

     (31) COURT ORDER. -- Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

     (32) COMMISSION MAY APPEAR. -- The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.